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TABLE OF CONTENTS Prospectus
Index to Consolidated Financial Statements

As filed with the Securities and Exchange Commission on October 22, 2010

Registration No. 333-166792

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IKARIA, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	20-8617785 (I.R.S. Employer Identification Number)

6 State Route 173
Clinton, NJ 08809
(908) 238-6600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Daniel Tassé
Chairman and Chief Executive Officer
Ikaria, Inc.
6 State Route 173
Clinton, NJ 08809
(908) 238-6600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven D. Singer, Esq. Lia Der Marderosian, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Craig Tooman Senior Vice President and Chief Financial Officer Ikaria, Inc. 6 State Route 173 Clinton, NJ 08809 (908) 238-6600	Matthew M. Bennett, Esq. Senior Vice President, Legal and Corporate Development Ikaria, Inc. 6 State Route 173 Clinton, NJ 08809 (908) 238-6600	Patrick O'Brien, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000

          Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated October 22, 2010.

                Shares

Common Stock

        This is an initial public offering of shares of common stock of Ikaria, Inc. All of the                         shares of common stock are being sold by the company.

        Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . Application has been made for the listing of the common stock on The NASDAQ Global Market under the symbol "IKAR".

        See "Risk Factors" on page 15 to read about factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Ikaria, Inc.	$	$

        To the extent that the underwriters sell more than                         shares of common stock, the underwriters have the option to purchase up to an additional                      shares of common stock from Ikaria, Inc. at the initial offering price less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on                        , 2010.

Goldman, Sachs & Co.	Morgan Stanley
Credit Suisse	Lazard Capital Markets

Cowen and Company	Wedbush PacGrow Life Sciences	Soleil Securities Corporation	SunTrust Robinson Humphrey

Prospectus dated            , 2010.

Prospectus

        Through and including                        , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

        We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the "Risk Factors" section and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

IKARIA, INC.

Company Overview

        We are a fully-integrated biotherapeutics company focused on developing and commercializing innovative therapeutics and interventions designed to meet the significant unmet medical needs of critically ill patients. We believe that this focus, combined with our strengths in research and development, manufacturing, and sales and marketing, position us to be a leader in the critical care market.

        We generated net sales of $274 million in 2009, as compared to $237 million in 2008, representing growth of 16%, and net sales of $147 million in the first six months of 2010, as compared to $131 million in the first six months of 2009, representing growth of 12%. A price increase of approximately 5% in the fourth quarter of 2008 contributed approximately $10 million of the sales growth from 2008 to 2009, and a price increase of approximately 4.5% in the fourth quarter of 2009 contributed to the sales growth from the six months ended June 30, 2009 to the comparable period in 2010. We generated net income of $13 million in 2009, as compared to $10 million in 2008, and adjusted net income of $38 million in 2009, as compared to $31 million in 2008, representing an annual growth rate of approximately 35% and 24%, respectively. We generated net income of $2 million in the first six months of 2010, compared to $14 million in the first six months of 2009, and adjusted net income of $17 million in the first six months of 2010, compared to $25 million in the first six months of 2009. Net income and adjusted net income for the first six months of 2010 include $9 million of expenses, net of tax, primarily related to licensing payments and the implementation of a new billing model. For a reconciliation of net income to adjusted net income, see the section entitled "Summary Consolidated Financial Data."

        Our net sales are generated from INOtherapy. INOtherapy is our all-inclusive offering of drug product, services and technologies. This includes INOMAX (nitric oxide) for inhalation, use of our proprietary U.S. Food and Drug Administration, or FDA, cleared drug-delivery system, INOcal calibration gases, distribution, emergency delivery, technical and clinical assistance, quality maintenance, on-site training and 24/7/365 customer service. The INOcal calibration gases are used to calibrate the nitric oxide and nitrogen dioxide sensors in our drug-delivery systems. Our drug-delivery systems employ multiple, redundant systems to help ensure safe, consistent and reliable delivery and monitoring of INOMAX to patients. We sell INOtherapy in the United States, Canada, Australia, Mexico and Japan. Approximately 95% of our net sales for each of the last three years were from sales in the United States.

        INOMAX is the only treatment approved by the FDA for hypoxic respiratory failure, or HRF, associated with pulmonary hypertension in term and near-term infants, which include infants born at a gestational age of at least 34 weeks. HRF is a potentially fatal condition that occurs when a patient's lungs are unable to deliver sufficient oxygen to the body. Our customers use INOMAX, which is typically administered at the patient's bedside through a ventilator, in a variety of critical care conditions beyond its approved indication. We believe this additional use is driven by physicians' knowledge of the underlying physiologic effects of inhaled nitric oxide, the scientific literature on the use of inhaled nitric oxide and the safety of INOMAX, and the inclusion of inhaled nitric oxide in published practice guidelines for certain conditions. In a survey we conducted, customers representing 16% of our 2008 U.S. net sales reported that, in 2008, approximately 80% of their aggregate INOMAX costs related to uses other than the treatment of HRF associated with pulmonary hypertension in term and near-term infants. Since its commercialization in 2000, we believe that, as of September 30, 2010, approximately 394,000 patients have been treated with INOMAX worldwide.

        We continue to pursue clinical studies required for approval of potential additional indications of INOMAX in the critical care setting. Notably, we are conducting a pivotal Phase 3 clinical trial in support of an indication for INOMAX for the prevention of bronchopulmonary dysplasia, or BPD, a respiratory condition related to lung injury in pre-term infants, and are planning additional clinical trials for use in treating acute respiratory distress syndrome, or ARDS, a common and life-threatening condition for which there are no approved treatments and pulmonary arterial hypertension, or PAH, a life-threatening, progressive disorder. We plan to continue to grow our INOtherapy business by increasing sales for the approved indication through further penetration into our existing customer base and actively adding new U.S. customers, expanding in foreign markets, seeking additional FDA-approved indications for INOMAX and developing next-generation technologies for our drug-delivery systems.

        Our success with INOtherapy has allowed us to use cash flow from net sales to fund our research and development efforts, to make targeted product acquisitions, to grow our commercial capabilities, and to build an infrastructure that supports further growth of INOtherapy as well as our pipeline of product candidates. We have built close relationships with and gained valuable insights from critical care professionals, which help us identify potential solutions to unmet medical needs. To augment our revenue growth, leverage our existing infrastructure and further diversify our product portfolio, we intend to continue to actively pursue acquisitions and in-licensing opportunities.

        Our product and product candidate pipeline is summarized in the table below.

Product / Product Candidate	Active Pharmaceutical Ingredient / Mechanism of Action	Primary Indication(s)	Status	Commercialization Rights
INOtherapy /INOMAX	Nitric oxide / pulmonary vasodilator	Hypoxic respiratory failure	Marketed	Worldwide, excluding the EU and specified other countries(1)
		Bronchopulmonary dysplasia	Pivotal Phase 3
		Acute respiratory distress syndrome- chronic lung disease	Phase 2 in planning stage
		Pulmonary arterial hypertension	Phase 2 in planning stage
LUCASSIN	Terlipressin / vasopressin receptor agonist	Hepatorenal Syndrome Type 1	Pivotal Phase 3 commenced in 2010	United States, Canada, Mexico and Australia
IK-5001	Sodium alginate and calcium gluconate / mechanical support of infarcted heart muscle	Cardiac remodeling and subsequent congestive heart failure following acute myocardial infarction	Phase 2 and pivotal Phase 3 expected to commence in 2011	Worldwide

(1)
AGA AB, an affiliate of Linde North America, Inc., one of our stockholders, has the exclusive right to market and sell INOMAX in the European Union and other specified countries near the European Union. We are required to offer AGA AB the exclusive right to distribute INOMAX in any country prior to retaining an exclusive third-party distributor to sell INOMAX in that country.

        We also have a number of programs in preclinical development, including (i) IK-1001, which is hydrogen sulfide, or H2S, a naturally occurring molecule to be delivered as sodium sulfide for a range of critical care conditions characterized by tissue ischemia, and (ii) IK-600X, a portfolio of investigational compounds for a range of critical care conditions characterized by vascular leakage.

Critical Care Market

        Critical care medicine is the multi-disciplinary healthcare specialty focused on the care of patients with acute, life-threatening illness or injury. Problems that might need critical care treatment include complications from surgery, accidents, infections, critical organ failure and severe cardiopulmonary conditions. According to data from the Hospital Cost Report Information System, or HCRIS, in 2005, there were more than 3,000 hospitals in the United States with over 90,000 intensive care unit, or ICU, beds, of which we estimate that 80% are located in 1,300 of these hospitals. Based on data from SDI Health, we estimate that, in 2008, there were approximately 16 million admissions to critical care units in the United States. We estimate that the aggregate U.S. market for the uses for our current marketed product and for the expected uses of our late-stage product candidates is approximately $10 billion annually. We believe that the critical care market is substantially larger than the market for our current marketed product and product candidates, and our business development efforts are focused on expanding into other areas of the critical care market.

        An ICU has a different operating environment than other areas in the hospital. These units operate as separate, closed spaces within the hospital with dedicated critical care professionals. The key factors that differentiate ICUs from general hospital units include: the aggressive interventions used to support critically ill patients, a decision-making process governed by the urgent and complex needs of critically ill patients, a highly trained and specialized workforce, a restricted-access environment and a compelling pharmacoeconomic rationale for the use of effective treatments.

Our Competitive Strengths

        Profitable INOtherapy Business with Significant Growth Potential—Our annual net sales have grown from 2008 to 2009 at an annual growth rate of 16%. We have been growing INOtherapy revenues, in part, through increased market penetration for the approved indication using our established sales team. We are conducting and planning clinical trials of INOMAX for additional indications, expanding in foreign markets and developing advanced INOMAX drug-delivery systems.

        Established Infrastructure and Strength in Sales and Marketing—We have an established infrastructure, including manufacturing and distribution capabilities. We have an installed base and deployable inventory of approximately 5,200 wholly-owned, proprietary drug-delivery systems, as of September 30, 2010, and have navigated the time-consuming and complex process of establishing the compatibility of our drug-delivery systems with more than 48 models of ventilators and anesthesia devices. Under our current management, we doubled the size of our sales team and we believe we have the capability to further expand our sales and marketing infrastructure to the extent necessary to commercialize any additional products we may develop or acquire.

        Sales Driven by Deep Relationships in Critical Care—INOtherapy is typically administered at the patient's bedside through a ventilator. Given our strong focus on customer satisfaction, our medical and sales professionals provide critical care professionals with clinical and technical assistance and ongoing clinical training. Our comprehensive and integrated offering provides us with meaningful access to critical care professionals and their patients.

        Expertise in Critical Care and in Research and Development—We are able to identify unmet medical needs and opportunities through our extensive knowledge of the critical care market and ongoing interactions with thought leaders. We believe that our expertise in critical care and in research and development, including our emphasis on early evaluation of potential product candidates, mitigates some of the risk usually associated with new product development.

        Pipeline of Promising Product Candidates—We have a diversified and promising pipeline of product candidates, including two late-stage product candidates and a number in preclinical development. We believe several of our product candidates target potentially large market opportunities.

        Leadership Team with Proven Track Record of Operational Execution—Under our current management, we have successfully grown our annual INOtherapy revenues, expanded our commercial and research and development capabilities, and executed on our product acquisition and in-licensing strategy by acquiring rights to LUCASSIN, IK-5001 and the IK-600X portfolio.

Our Strategy

        Growing Our INOtherapy Business—We are seeking to grow our INOtherapy revenues by increasing sales for the approved indication through further penetration into existing accounts and actively adding new customers, expanding in foreign markets, seeking approval for additional indications and improving our drug-delivery technology.

        Enhancing Our INOtherapy Market Position—We are working to sustain and improve our current INOtherapy market position by focusing on customer service, developing advanced drug-delivery systems, strengthening our intellectual property and pursuing other types of exclusivity.

        Pursuing Efficient and Informed Development of Product Candidates—We commenced a pivotal Phase 3 clinical trial of LUCASSIN in October 2010 for the treatment of hepatorenal syndrome Type 1, or HRS Type 1. A Phase 1/2 clinical trial of IK-5001 was recently completed in Europe, and we intend to move its development forward with a Phase 2 and a pivotal Phase 3 clinical trial for the prevention of cardiac remodeling following acute myocardial infarction, or AMI, which may result in congestive heart failure, or CHF.

        Building Our Product Portfolio through Targeted Business Development Efforts—We intend to actively pursue acquisitions and in-licensing opportunities to augment our growth, leverage our existing infrastructure and further diversify our product and product candidate portfolios. We believe that our experience in identifying acquisition and in-licensing opportunities and consummating these transactions, industry expertise and relationships, clinical development and commercial capabilities, and available capital make us an attractive partner for such opportunities.

        Focusing on Profitability While Investing to Expand Our Business—Our strong financial position allows us to invest in research and development activities and acquisition and in-licensing opportunities. We intend to continue to grow revenues and generate significant cash flow, with the goal of maintaining profitability while investing wisely in our product and product candidate pipeline.

New Credit Facility and Dividend

        We declared on May 10, 2010 and paid to our stockholders of record as of May 28, 2010 a special cash dividend of $130.0 million from the proceeds of our new term loan and cash on hand.

        On May 14, 2010, we entered into a new six-year, $250.0 million senior secured term loan, or the new term loan, and a senior secured revolving credit facility in an aggregate principal amount of up to $40.0 million and used the proceeds to repay $175.7 million, the entire amount outstanding under our then existing term loan, or the previous term loan, and to pay the special cash dividend of $130.0 million to our stockholders as described above. Amounts outstanding under the new term loan currently bear interest at the London Interbank Offered Rate, or LIBOR, plus 5.00% per annum, with a 2.00% LIBOR floor. Assuming current rates, we estimate that we will pay approximately $56.6 million in interest costs from June 30, 2010 through the maturity date of the new term loan.

Risk Factors

        Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the "Risk Factors" section of this prospectus immediately following this prospectus summary. These risks include the following:

  •
  We derive substantially all of our revenue from INOtherapy, and our future success will depend on continued growth and acceptance of INOtherapy.

  •
  The principal U.S. patents covering INOMAX under our license agreement will expire in 2013 and, upon their expiration, we may experience a decline in our revenue and our profitability.

  •
  A significant portion of our revenues are derived from unapproved uses of INOMAX. If we fail to comply or are found to have failed to comply with FDA and other regulations related to the promotion of INOMAX for unapproved uses, we could be subject to criminal penalties, substantial fines or other sanctions and damage awards.

  •
  The July 2010 voluntary recall of our INOMAX DS drug-delivery system might adversely affect our reputation for safety and might cause healthcare providers to perceive a safety risk when considering the use of INOtherapy, which could have an adverse effect on our business.

  •
  We recently adopted a new billing model for INOtherapy, which could negatively impact our customer relationships, result in unexpected changes in customer spending and increase fluctuation in revenues during certain quarters.

  •
  We may be unsuccessful in our efforts to develop and obtain regulatory approval for new products, which may significantly impair our growth and ability to remain profitable.

Our Principal Equity Investors

        Our principal stockholders are New Mountain Partners II, L.P., or New Mountain Partners, Allegheny New Mountain Partners, L.P., or Allegheny New Mountain, New Mountain Affiliated Investors II, L.P., or New Mountain Affiliated, ARCH Venture Fund VI, L.P., or ARCH, Venrock Associates IV, L.P., or Venrock IV, Venrock Partners, L.P., or Venrock Partners, Venrock Entrepreneurs Fund IV, L.P., or Venrock Entrepreneurs, and Linde North America, Inc., an indirect wholly-owned subsidiary of Linde AG, or Linde, who we refer to collectively as the Controlling Entities.

        As of September 30, 2010, the Controlling Entities collectively owned 8,043,750 shares of series A convertible preferred stock, which we refer to as the series A preferred stock, 74,175,836 shares of series B convertible preferred stock, which we refer to as the series B preferred stock, 100 shares of series C-1A special voting convertible preferred stock, 100 shares of series C-1B special voting convertible preferred stock and 100 shares of series C-1C special voting convertible preferred stock, 300 shares of series C-2 special voting convertible preferred stock, 300 shares of series C-3 special voting convertible preferred stock and 300 shares of series C-4 special voting convertible preferred stock, which we refer to collectively as our series C special voting convertible preferred stock, which shares of series A preferred stock, series B preferred stock and series C special voting convertible preferred stock represent approximately 88% of our outstanding capital stock on an as-converted to common stock basis.

        Upon the closing of this offering, all of the outstanding shares of our non-voting common stock will convert into                shares of our common stock, all of the outstanding shares of our series A preferred stock will convert into                shares of our common stock, and all of the outstanding shares of our series B preferred stock will convert into                shares of our common stock. Following the completion of this offering, the Controlling Entities will own                shares of our common stock and 1,200 shares of series C special voting convertible preferred stock, which collectively will represent approximately        % of our outstanding common stock (or        % of our outstanding

common stock, if the underwriters exercise in full their option to purchase additional shares from us) and will be entitled to designate six members of our board of directors. See "Description of Capital Stock—Series C Special Voting Convertible Preferred Stock."

        Following completion of this offering, New Mountain Partners, Allegheny New Mountain and New Mountain Affiliated, which we refer to collectively as the New Mountain Entities, will continue to have approval rights over many corporate actions and the ability to require the current holders of our series A preferred stock and series B preferred stock to sell their shares in, or vote for a sale of, our company. See "Certain Relationships and Related Person Transactions—Investor Stockholders Agreement."

        In addition to being parties to the investor stockholders agreement, which includes certain voting agreements, the Controlling Entities intend to report that they hold their shares of our stock as part of a group. Upon completion of this offering, we anticipate that the Controlling Entities will continue to control a majority of our outstanding capital stock and will be able to elect a majority of our directors. As a result, we will be a "controlled company" under the rules established by The NASDAQ Global Market and will qualify for, and intend to rely on, the "controlled company" exception to the board of directors and committee composition requirements regarding independence under the rules of The NASDAQ Global Market.

Our Corporate Information

        We were initially incorporated in Delaware under the name ITL Holdings, Inc. on August 18, 2006. We changed our name to Ikaria Holdings, Inc. in February 2007 and changed our name to Ikaria, Inc. in May 2010. In March 2007, we acquired INO Therapeutics LLC, or INO Therapeutics, and Ikaria Research, Inc. INO Therapeutics and Ikaria Research, Inc. are now both our wholly-owned subsidiaries. INO Therapeutics was formed in July 1998 under the name INOCO, Inc. and became INO Therapeutics LLC in November 2003. Ikaria Research, Inc., was incorporated in November 2004 and changed its name from Ikaria, Inc. to Ikaria Research, Inc. in May 2010. Our principal executive offices are located at 6 State Route 173, Clinton, NJ 08809 and our telephone number is (908) 238-6600. Our website address is www.ikaria.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

        In this prospectus, unless otherwise stated or the context otherwise requires, references to "Ikaria," "we," "us," "our" and similar references refer to Ikaria, Inc. and its subsidiaries on a consolidated basis. Ikaria®, the Ikaria logo, INOMAX®, INOtherapy®, INOcal®, INOflo®, INOblender® and INOvent® are our registered trademarks. INOpulseTM and INOmeterTM are our trademarks. LUCASSIN® and the other trademarks and trade names appearing in this prospectus are the property of their respective owners.

        This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable.

THE OFFERING

Common stock offered by us	Shares
Common stock to be outstanding after this offering	Shares
Option to purchase additional shares offered to underwriters	The underwriters have an option to purchase a maximum of additional shares from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Use of proceeds	We intend to use the net proceeds received by us in connection with this offering for the following purposes and in the following amounts:
• approximately $ million to repay a portion of our indebtedness, including any accrued interest on such indebtedness;

•       approximately $    million for expenses we expect to incur in connection with the build-out of a new corporate headquarters, including for leasehold improvements, telecommunications equipment, furniture and fixtures; and

• the remainder for working capital and other general corporate purposes, including acquisition and in-licensing opportunities.
Conflicts of Interest

Credit Suisse Securities (USA) LLC and certain of its affiliates are lenders under our credit agreement. We intend to repay a portion of the outstanding amount under our credit agreement using the net proceeds of this offering received by us. Because Credit Suisse Securities (USA) LLC or its affiliates or associated persons will receive more than 5% of the net proceeds of the offering received by us, the offering is made in compliance with Rule 2720 of the Conduct Rules of the NASD, as administered by FINRA. Neither Goldman, Sachs & Co. nor Morgan Stanley & Co. Incorporated, who will act as lead underwriters, nor any affiliates of Goldman, Sachs & Co. or Morgan Stanley & Co. Incorporated, have a conflict of interest as defined in Rule 2720. Therefore, a "qualified independent underwriter" will not be necessary for this offering.

Risk Factors	You should read the "Risk Factors" section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Proposed NASDAQ Global Market symbol	"IKAR"

        The number of shares of our common stock to be outstanding after this offering is based on 93,581,656 shares of our common stock outstanding on an as converted basis as of September 30, 2010 and excludes:

  •
  100 shares of our series C-1A special voting convertible preferred stock, 100 shares of our series C-1B special voting convertible preferred stock, 100 shares of our series C-1C special voting convertible preferred stock, 300 shares of our series C-2 special voting convertible preferred stock, 300 shares of our series C-3 special voting convertible preferred stock, and 300 shares of our series C-4 special voting convertible preferred stock, outstanding as of September 30, 2010;

  •
  10,753,491 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2010 at a weighted average exercise price of $6.10 per share;

  •
  1,368,725 shares of our common stock issuable upon settlement of restricted stock units outstanding as of September 30, 2010;

  •
  580,000 shares of our common stock issuable upon the exercise of stock options that will be granted on the first day our common stock is traded on The NASDAQ Global Market;

  •
  408,785 shares of our common stock available for future issuance as of September 30, 2010 under our 2007 stock plan;

  •
  1,965,700 shares of our common stock available for future issuance as of September 30, 2010 under our 2010 stock plan (excluding the "evergreen" provision providing for an annual increase in the number of shares available for issuance under the plan and 27,575 shares of our common stock that were issuable upon the settlement of restricted stock units and exercise of stock options that have been forfeited and will be available for future issuance as of January 1, 2011);

  •
  1,000,000 shares of our common stock available for future issuance as of the closing of this offering under our 2010 Employee Stock Purchase Plan (excluding the "evergreen" provision providing for a biannual increase in the number of shares available for issuance under the plan); and

  •
  60,000 shares of our common stock issuable upon the exercise of a warrant outstanding as of September 30, 2010 held by SVB Financial Group at an exercise price of $1.00 per share.

        Unless otherwise indicated, all information in this prospectus assumes:

  •
  no exercise of the outstanding stock options or of the warrant held by SVB Financial Group and no settlement of the outstanding restricted stock units;

  •
  no exercise by the underwriters of their option to purchase up to            additional shares of our common stock;

  •
  the conversion of all of the outstanding shares of our non-voting common stock, series A preferred stock and series B preferred stock into common stock upon the closing of this offering;

  •
  all of the outstanding shares of our series C special voting convertible preferred stock remains outstanding;

  •
  a            -for-            reverse split of our voting common stock and non-voting common stock that was effected on                    , 2010; and

  •
  the amendment and restatement of our certificate of incorporation and by-laws upon the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following summary consolidated financial data should be read together with our consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated financial data in this section is not intended to replace our consolidated financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.

        The consolidated financial data for the period from January 1, 2007 through March 27, 2007 and for the years ended December 31, 2007, 2008 and 2009 have been derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by KPMG LLP, an independent registered public accounting firm. The consolidated financial data for the six months ended June 30, 2009 and 2010 and the consolidated balance sheet data as of June 30, 2010 are derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited financial statements have been prepared on the same basis as the audited financial statements and notes thereto and, in the opinion of our management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the information for the unaudited interim periods. Our historical results for prior interim periods are not necessarily indicative of results to be expected for a full year or for any future period.

        The unaudited pro forma net income and net income per share data for the year ended December 31, 2009 reflects:

  (i)
  the conversion of all outstanding shares of our non-voting common stock, series A preferred stock and series B preferred stock into shares of common stock, as if the conversions had occurred as of January 1, 2009; and

  (ii)
  a net increase in interest expense of approximately $7.7 million, net of tax, as if the following events had occurred as of January 1, 2009:

  (a)
  our new $250.0 million term loan, which bears interest at a rate equal to LIBOR plus 5.00% per annum, with a 2.00% LIBOR floor;

  (b)
  the incurrence of an original issue discount of $5.0 million on the new term loan, which is being amortized through maturity;

  (c)
  the incurrence of deferred financing costs of $3.3 million associated with the new term loan and revolving line of credit, which will be amortized through maturity;

  (d)
  the extinguishment of our previous outstanding term loan, which bore interest at a rate equal to LIBOR plus 2.25%; and

  (e)
  the discontinuation of cash flow hedge accounting on our interest rate swap, resulting in the recognition of changes in fair value in interest expense.

        The unaudited pro forma net income and net income per share data for the six months ended June 30, 2010 reflects:

  (i)
  the conversion of all outstanding shares of our non-voting common stock and series A preferred stock and series B preferred stock into shares of common stock, as if the conversions had occurred as of January 1, 2009.

  (ii)
  a net increase in interest expense of approximately $2.8 million, net of tax, as if the following events had occurred as of January 1, 2009:

  (a)
  our new $250.0 million term loan, which bears interest at a rate equal to LIBOR plus 5.00% per annum, with a 2.00% LIBOR floor;

    (b)
    the incurrence of an original issue discount of $5.0 million on the new term loan, which is being amortized through maturity;

    (c)
    the incurrence of deferred financing costs of $3.3 million associated with the new term loan and revolving line of credit, which will be amoritized through maturity;

    (d)
    the extinguishment of our previous outstanding term loan, which bore interest at a rate equal to LIBOR plus 2.25%; and

    (e)
    the discontinuation of cash flow hedge accounting on our interest rate swap, resulting in the recognition of changes in fair value in interest expense; and

  (iii)
  the exclusion of the impact of the following non-recurring expenses related to the extinguishment and modification of our previous term loan that were recorded during the six months ended June 30, 2010: (1) the reclassification of $1.5 million, net of tax, from accumulated other comprehensive loss to interest expense due to the discontinuation of cash flow hedge accounting on our interest rate swap and (2) loss on extinguishment and modification of debt of $2.2 million, net of tax.

        The unaudited pro forma balance sheet data at June 30, 2010 reflects the following events as if they occurred on June 30, 2010:

  (i)
  the conversion of all outstanding shares of our non-voting common stock, series A preferred stock and series B preferred stock into shares of common stock; and

  (ii)
  the reclassification of a warrant to purchase 60,000 shares of our series A preferred stock from other liabilities to stockholders' equity based on the warrant becoming exercisable for common stock upon the closing of this offering.

        The unaudited pro forma balance sheet data, as adjusted, further reflects the issuance and sale of            shares of our common stock in this offering at an initial public offering price of $            per share, the midpoint of the range of the estimated initial public offering price between $            and $            as set forth on the cover page of this prospectus, our receipt of the net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of $            of such net proceeds to repay a portion of our indebtedness.

        From January 1, 2007 through March 27, 2007, Ikaria did not conduct any commercial operations. On March 28, 2007, we closed a private offering of our series B preferred stock, which resulted in proceeds of approximately $280 million, and secured $235.0 million in financing from our previous term loan. With the proceeds from the private placement and the previous term loan and the issuance of stock, options and a warrant, we acquired the sole membership interest of INO Therapeutics and all of the outstanding equity of Ikaria Research, Inc. on March 28, 2007, referred to herein as the "Transaction."

        We use the term Predecessor in this prospectus to refer to INO Therapeutics prior to March 28, 2007 and the term Successor to refer to Ikaria, Inc. and its consolidated subsidiaries. Our combined results of operations for the year ended December 31, 2007 represent the addition of the Predecessor period from January 1, 2007 through March 27, 2007 and the Successor period from January 1, 2007 through December 31, 2007. This combination is not presented in accordance with generally accepted accounting principles in the United States, or GAAP, or with the rules for pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" for a discussion of the presentation of our results for the year ended December 31, 2007 on a combined basis.

				Successor
			Combined
	Predecessor	Successor				Six Months Ended June 30, 2009 (Unaudited)	Six Months Ended June 30, 2010 (Unaudited)
			Year Ended December 31, 2007 (Unaudited)
	January 1, 2007 to March 27, 2007	Year Ended December 31, 2007(1)		Year Ended December 31, 2008	Year Ended December 31, 2009
	(Amounts in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenues:
Net sales	$48,270	$158,479	$206,749	$236,731	$274,342	$131,140	$146,603
Other revenue	—	2,450	2,450	63	250	125	125

Total revenues	48,270	160,929	209,199	236,794	274,592	131,265	146,728
Operating costs and expenses:
Cost of sales	10,566	102,753	113,319	51,572	52,380	25,853	31,804
Selling, general and administrative	8,498	33,507	42,005	61,844	83,879	35,517	41,713
Research and development	8,763	35,202	43,965	68,538	75,421	25,376	41,279
Acquisition-related in-process research and development	—	271,637	271,637	—	—	—	—
Amortization of acquired intangibles	—	22,187	22,187	30,452	30,720	15,360	15,342
Other expenses (income), net	(57)	(66)	(123)	356	(410)	(115)	900

Total operating expenses	27,770	465,220	492,990	212,762	241,990	101,991	131,038
Income (loss) from operations	20,500	(304,291)	(283,791)	24,032	32,602	29,274	15,690
Other (expense) income, net:
Interest income	63	187	250	229	385	144	221
Interest expense	—	(14,725)	(14,725)	(13,378)	(9,248)	(4,508)	(8,809)
Loss on extinguishment and modification of debt	—	—	—	—	—	—	(3,668)

Other (expense) income, net	63	(14,538)	(14,475)	(13,149)	(8,863)	(4,364)	(12,256)
Income (loss) before income taxes	20,563	(318,829)	(298,266)	10,883	23,739	24,910	3,434
Income tax (expense) benefit	(8,517)	109,105	100,588	(1,288)	(10,760)	(10,693)	(1,718)

Net income (loss)	$12,046	$(209,724)	$(197,678)	$9,595	$12,979	$14,217	$1,716

Net (loss) income attributable to common stockholders		$(209,724)		$479	$660	$721	$(121,005	)(5)

Net income (loss) per common share, basic and diluted		$(65.28)		$0.10	$0.14	$0.15	$(24.93	)(5)
Unaudited pro forma net income					$5,245		$2,602

Unaudited pro forma net income per common share, basic(2)					$0.06 (3)		$0.03
Unaudited pro forma net income per common share, diluted(2)					$0.05		$0.03
Other Operating Data (Unaudited):
Adjusted EBITDA(4)			$91,753	$70,150	$84,998	$51,620	$41,973
Adjusted net income(4)			$22,219	$30,951	$38,227	$24,563	$17,422

(1)
Although the consolidated statement of operations for the Successor is presented for the year ended December 31, 2007, it was not commercially active prior to the acquisition date of March 28, 2007.

(2)
In determining our unaudited pro forma net income per share, we utilized a blended statutory tax rate of 40%.

(3)
A 1/8% variance in interest rates could impact interest expense by approximately $0.3 million on an annual basis. The unaudited pro forma net income per share for the year ended December 31, 2009 excludes the impact of the following non-recurring expenses related to the extinguishment and modification of our previous term loan: (a) the reclassification of $2.5 million, net of tax, from accumulated other comprehensive loss to interest expense due to the discontinuation of cash flow hedge accounting on our interest rate swap and (b) loss on extinguishment and modification of debt of $2.6 million, net of tax.

(4)
Adjusted EBITDA and adjusted net income are presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. EBITDA is defined as net income (loss) before interest expense (income), net, expense (benefit) for income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude the expenses in the table below. Adjusted net income is net income (loss) adjusted to exclude the expenses in the table below.

Adjusted EBITDA and adjusted net income are included in this prospectus because they are key metrics used by management to assess our operating performance, and we believe they allow for a greater understanding of, and transparency into, the means by which management operates our company. In addition, we believe these measures enhance comparability of our results period-to-period and with peer companies. EBITDA, adjusted EBITDA and adjusted net income are not measures of our financial performance or liquidity under GAAP and should not be considered as alternatives to net income as a measure of operating performance, cash flows from operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. EBITDA and adjusted EBITDA do not consider certain cash requirements such as interest payments, tax payments, and cash costs to replace assets being depreciated and amortized. Adjusted net income does not consider certain cash costs to replace assets being amortized. Additionally, adjusted EBITDA and adjusted net income contain certain other limitations as they exclude certain costs that may recur in the future. Management compensates for these limitations by relying on GAAP results in conjunction with adjusted EBITDA and adjusted net income. These metrics have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Our measures of adjusted EBITDA and adjusted net income are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

(5)
The net loss attributable to common stockholders and the net loss per common share for the six months ended June 30, 2010 was impacted by the $122.7 million paid to preferred stockholders in connection with the dividend declared and paid during the period.

		Successor
	Combined
						Six Months Ended June 30, 2009 (Unaudited)	Six Months Ended June 30, 2010 (Unaudited)
	Year ended December 31, 2007 (Unaudited)	Year ended December 31, 2008		Year ended December 31, 2009
	(Amounts in thousands)
Net income (loss)	$(197,678)	$9,595		$12,979		$14,217	$1,716
Expense (benefit) for income taxes	(100,588)	1,288		10,760		10,693	1,718
Interest expense, net	14,475	13,149		8,863		4,364	8,588
Loss on extinguishment and modification of debt	—	—		—		—	3,668
Depreciation	9,048	10,526		10,316		5,103	6,332
Amortization of acquired intangibles	22,187	30,452		30,720		15,360	15,342

EBITDA	(252,556)	65,010	(h)	73,638	(h)	49,737	37,364
Acquisition-related inventory step-up(a)	69,600	—		—		—	—
Acquisition-related in-process research and development(b)	271,637	—		—		—	—
Non-cash share-based compensation(c)	2,012	3,621		11,283		1,833	2,878
Severance and sign-on bonuses for executive management	1,060	1,519	(h)	77	(h)	50	1,731

Adjusted EBITDA	$91,753	$70,150	(h)	$84,998	(h)	$51,620	$41,973

Supplemental information:
Licensing upfront and milestone payments(d)	$—	$20,527	(h)	$24,250	(h)	$—	$11,861
Implementation expenses related to new billing model	—	—		—		—	2,440
Estimated expenses related to voluntary recall(e)	—	—		—		—	1,140

Total supplemental information	$—	$20,527	(h)	$24,250	(h)	$—	$15,441

Net income (loss)	$(197,678)	$9,595		$12,979		$14,217	$1,716
Amortization of acquired intangibles, net of tax	13,312	18,271	(h)	18,432	(h)	9,216	9,205
Acquisition-related inventory step-up, net of tax(a)	41,760	—		—		—	—
Acquisition-related in-process research and development, net of tax(b)	162,982	—		—		—	—
Non-cash share-based compensation, net of tax(c)	1,207	2,173	(h)	6,770	(h)	1,100	1,727
Cost related to debt refinancing, net of tax(f)	—	—		—		—	3,735
Severance and sign-on bonuses for executive management, net of tax	636	912	(h)	46	(h)	30	1,039

Adjusted net income(g)	$22,219	$30,951	(h)	$38,227	(h)	$24,563	$17,422

Supplemental information, net of tax:
Licensing upfront and milestone payments(d)	—	12,316	(h)	14,550	(h)	—	7,117
Implemention expenses related to new billing model							1,464
Estimated expenses related to voluntary recall(e)	—	—		—		—	684

Total supplemental information, net of tax	$—	$12,316	(h)	$14,550	(h)	$—	$9,265

(a)
Reflects a non-cash cost of goods sold charge associated with the step-up in the fair value of inventory recognized in connection with the acquisition of INO Therapeutics.

(b)
Reflects a non-cash charge to acquisition-related in-process research and development associated with the allocation of the purchase price of INO Therapeutics and Ikaria Research, Inc., which was expensed immediately upon acquisition.

(c)
Reflects non-cash expense related to stock options and restricted stock units.

(d)
In 2008, the expenses reflect $18.2 million in upfront and start-up manufacturing expenses for in-licensing LUCASSIN and $2.4 million for the purchase of patents and trademarks of INOvent technology, which was expensed since technological feasibility had not yet been established for the application at the time of acquisition. In 2009, the expenses relate to $17.0 million in upfront and milestone payments for in-licensing IK-5001, $5.3 million in upfront payments for in-licensing IK-6001, and $2.0 million for an ongoing collaborative arrangement. For the six months ended June 30, 2010, the expenses reflect $10.0 million related to an upfront payment and a development milestone payment made in connection with the amended asset purchase agreement for LUCASSIN, and $1.9 million attributable to an on-going collaborative arrangement.

(e)
In July 2010, we identified through our ongoing quality monitoring systems that a pressure switch within our INOMAX DS drug-delivery system that monitors when the INOMAX cylinder should be replaced was prematurely failing on some of the systems. In response, we initiated a voluntary recall of all impacted INOMAX DS systems and are replacing these units with remediated INOMAX DS systems.

(f)
Reflects the loss on extinguishment and modification of debt of $2.2 million, net of tax, and the discontinuation of hedge accounting on the interest rate swap of $1.5 million, net of tax.

(g)
In determining our adjusted net income for the periods presented, we applied a blended statutory tax rate of 40% to the expenses in the table.

(h)
Unaudited.

	As of June 30, 2010
	Actual (Unaudited)	Pro Forma (Unaudited)	Pro Forma, as Adjusted(1) (Unaudited)
	(Amounts in thousands)
Balance Sheet Data:
Cash and cash equivalents	$27,853	$27,853	$
Working capital	60,352	60,352
Other assets	4,206	4,206
Total assets	403,498	403,498
Long-term debt, including current portion	245,239	245,239
Warrant liability	393	—
Redeemable preferred stock	388,930	1
Accumulated deficit	(280,923)	(280,923)
Accumulated other comprehensive income	153	153
Total stockholders' equity (deficit)	(278,891)	110,431

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which represents the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders' equity by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, our business, prospects, operating results and financial condition could suffer materially. In this event, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Relating to Our INOtherapy Business

We derive substantially all of our revenue from INOtherapy, and our future success will depend on continued growth and acceptance of INOtherapy.

        Substantially all of our total consolidated net revenues have been derived from sales of INOtherapy, including for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010. Our near-term prospects, including our ability to finance our company, develop our product candidates and make acquisitions of additional products and product candidates, will depend heavily on the continued successful commercialization of INOtherapy.

        We cannot be certain that INOMAX, the FDA-approved drug component of INOtherapy, will continue to be accepted in its current markets and for the treatment of the indication for which it is currently approved. Specifically, the following factors, among others, could affect the level of market acceptance of this product:

  •
  a change in perception of the critical care community of the safety and efficacy of INOMAX, both in an absolute sense and relative to that of competing products;

  •
  a negative development in a clinical trial of INOMAX;

  •
  the level and effectiveness of our sales and marketing efforts;

  •
  any unfavorable publicity regarding INOtherapy;

  •
  the introduction of new competitive products;

  •
  the initiation or threat of litigation or governmental inquiries or investigations by federal or state agencies relating to our conduct or to INOtherapy, including unapproved uses of INOMAX;

  •
  the price of INOtherapy relative to competing therapeutics or interventions;

  •
  any changes in government and other third-party payor reimbursement policies and practices;

  •
  regulatory developments affecting the manufacture, marketing or use of INOMAX, including changes to the label or changes with respect to the use of products for unapproved uses;

  •
  loss of our ability to obtain materials or products from third parties;

  •
  loss of key personnel; and

  •
  inability or delays in completing clinical trials of INOMAX for new indications.

        Any adverse developments with respect to the sale or use of INOtherapy could significantly reduce our revenues and have a material adverse effect on our ability to generate net income and positive cash flow from operations and to achieve our business plan.

The principal U.S. patents covering INOMAX under our license agreement will expire in 2013 and, upon their expiration, we may experience a decline in our revenue and our profitability.

        We depend in part upon patents to provide us with exclusive marketing rights for our product for some period of time. Upon expiration of these patents, others could introduce competitive products using the same compound and/or technology as our product. Loss of patent protection for our product may lead to a rapid loss of sales for INOMAX, as lower priced versions of that product become available. The principal issued patents covering INOMAX will expire in 2013 and, upon expiration, others may commercialize competitive nitric oxide therapies. As a result of the introduction of such therapies, we might be forced to reduce our prices to maintain sales of INOtherapy and/or we may quickly lose a substantial portion of our INOtherapy sales, either of which would negatively impact our revenues and profitability.

We currently market INOMAX for only one indication. We will not be permitted to market INOMAX for any other indication unless we receive FDA approval for any such indication. If we do not receive approval to market INOMAX for additional uses, our ability to grow revenues and achieve our business plan may be materially adversely affected.

        We do not have any product approved for marketing and sale other than INOMAX, which is approved for sale in the United States only for the treatment of HRF associated with pulmonary hypertension in term and near-term infants. One of our key objectives is to expand the indications for which INOMAX is approved by the FDA, including for the prevention of BPD in pre-term infants, the treatment of ARDS and the treatment of PAH. In order to market INOMAX for these and any other indications, we will need to conduct appropriate clinical trials, obtain positive results from those trials and obtain regulatory approval for such proposed indications. Obtaining regulatory approval is uncertain, time consuming and expensive. Even well-conducted studies of effective drugs will sometimes appear to be negative. The regulatory review and approval process to obtain marketing approval for a new indication can take many years, often requires multiple clinical trials and requires the expenditure of substantial resources. This process can vary substantially based on the type, complexity, novelty and indication of the product candidate involved. The FDA and other regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that any data submitted is insufficient for approval and require additional studies or clinical trials. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a new indication for a product candidate. For example, in a trial we conducted to test the effectiveness of INOMAX in preventing BPD, we did not meet the primary endpoint due to the trial design we used. If we do not receive approval to market INOMAX for additional indications, our ability to grow revenues and achieve our business plan may be materially adversely affected.

A significant portion of our revenues are derived from unapproved uses of INOMAX. If we fail to comply or are found to have failed to comply with FDA and other regulations related to the promotion of INOMAX for unapproved uses, we could be subject to criminal penalties, substantial fines or other sanctions and damage awards.

        The FDA and other foreign regulatory authorities approve drugs and medical devices for the treatment of specific indications, and products may only be promoted or marketed for the indications for which they have been approved. However, the FDA does not attempt to regulate physicians' use of approved products, and physicians are free to prescribe most approved products for purposes outside the indication for which they have been approved. This practice is sometimes referred to as "off-label" use. While physicians are free to prescribe approved products for unapproved uses, it is unlawful for drug and device manufacturers to market or promote a product for an unapproved use. INOMAX is currently approved, and therefore we are permitted to market it in the United States, for only one use, the treatment of term and near-term infants with HRF associated with pulmonary hypertension.

        In a survey we conducted, customers representing 16% of our 2008 U.S. net sales reported that, in 2008, approximately 80% of their aggregate INOMAX costs related to uses other than the treatment of HRF associated with pulmonary hypertension in term and near-term infants. Based on the information collected in this survey, we believe that sales of INOMAX for unapproved uses relate (i) primarily to cardiac surgery and other conditions for which we are not currently planning to seek FDA approval, and (ii) to ARDS and, to a lesser extent, BPD, conditions for which we are currently seeking FDA approval. We have no control over physicians' use of INOMAX for unapproved uses, we are not permitted to promote or market our product for unapproved uses and we cannot assure you that physicians will continue to prescribe INOMAX for unapproved uses at the same rate, or at all.

        The regulations relating to the promotion of products for unapproved uses are complex and subject to substantial interpretation by the FDA and other government agencies. Promotion of a product for unapproved use is prohibited, however, certain activities that we and others in the pharmaceutical industry engage in are permitted by the FDA. For example, we provide medical information in response to, and otherwise address, unsolicited customer questions regarding, unapproved uses of INOMAX. Following the Transaction, our management team put in place compliance and training programs designed to ensure that our sales and marketing practices comply with applicable regulations. Notwithstanding these programs, the FDA or other government agencies may allege or find that our current or prior practices constitute prohibited promotion of INOMAX for unapproved uses. We also cannot be sure that our employees will comply with company policies and applicable regulations regarding the promotion of products for unapproved uses. In addition, we cannot be certain that the activities of our predecessor prior to the Transaction were in compliance with these regulations.

        Over the past several years, a significant number of pharmaceutical and biotechnology companies have been the target of inquiries and investigations by various federal and state regulatory, investigative, prosecutorial and administrative entities in connection with the promotion of products for unapproved uses and other sales practices, including the Department of Justice and various U.S. Attorney's Offices, the Office of Inspector General of the Department of Health and Human Services, the FDA, the Federal Trade Commission and various state Attorneys General offices. These investigations have alleged violations of various federal and state laws and regulations, including claims asserting antitrust violations, violations of the Food, Drug and Cosmetic Act, the False Claims Act, the Prescription Drug Marketing Act, anti-kickback laws, and other alleged violations in connection with the promotion of products for unapproved uses, pricing and Medicare and/or Medicaid reimbursement. Many of these investigations originate as "qui tam" actions under the False Claims Act. Under the False Claims Act, any individual can bring a claim on behalf of the government alleging that a person or entity has presented a false claim, or caused a false claim to be submitted, to the government for payment. The person bringing a qui tam suit is entitled to a share of any recovery or settlement. Qui tam suits, also commonly referred to as "whistleblower suits," are often brought by current or former employees. In a qui tam suit, the government must decide whether to intervene and prosecute the case. If it declines, the individual may pursue the case alone. From time to time, employees and former employees of ours have alleged that certain of our practices were not in compliance with applicable law. In each such case, we have reviewed the allegations and concluded they were without merit. However, because qui tam suits are filed under seal, it is possible that we are the subject of qui tam actions of which we are unaware.

        If the FDA or any other governmental agency initiates an enforcement action against us or if we are the subject of a qui tam suit and it is determined that we violated prohibitions relating to the promotion of products for unapproved uses in connection with past or future activities, we could be subject to substantial civil or criminal fines or damage awards and other sanctions such as consent decrees and corporate integrity agreements pursuant to which our activities would be subject to ongoing scrutiny and monitoring to ensure compliance with applicable laws and regulations. Any such fines, awards or other sanctions would have an adverse effect on our revenue, business, financial prospects and reputation.

Any inquiry or investigation into our promotion practices, even if resolved in our favor, would be costly and could divert the attention of our management, damage our reputation and have an adverse effect on our business.

        Because of the broad scope and complexity of these laws and regulations, the high degree of prosecutorial resources and attention being devoted to the sales practices of pharmaceutical companies by law enforcement authorities, and the risk of potential exclusion from federal government reimbursement programs, numerous companies have determined that it is highly advisable that they enter into settlement agreements in these matters, particularly those brought by federal authorities. Companies that have chosen to settle these alleged violations have typically paid multi-million dollar fines to the government and agreed to abide by consent decrees or corporate integrity agreements.

        Any inquiry or investigation into our promotion practices, whether in the United States or by a foreign regulatory authority, even if resolved in our favor, would be costly and could divert the attention of our management, damage our reputation and have an adverse effect on our business.

We are the sole manufacturer of INOMAX and we only have one FDA inspected manufacturing facility. Our inability to continue manufacturing adequate supplies of INOMAX could result in a disruption in the supply of INOMAX to our customers.

        We are the sole manufacturer of INOMAX. We develop and manufacture INOMAX at our facility in Port Allen, Louisiana, which is the only FDA inspected site for manufacturing pharmaceutical-grade nitric oxide, or NO, in the world. Our Port Allen facility is subject to the risks of a natural disaster or other business disruption. Accordingly, we have implemented business continuity measures to mitigate the risk of interruption in the supply of INOMAX, including establishing a backup production facility in Coppell, Texas, which is not yet FDA inspected. The Coppell facility, which is capable of producing INOMAX from our supply of a concentrated pre-mix, which we manufacture at our Port Allen facility, would only be capable of serving as a backup facility for as long as our supply of concentrated pre-mix lasts, which we currently estimate to be about one year. We have completed the construction of the Coppell facility and the facility is ready to manufacture INOMAX from our concentrated pre-mix. We currently intend to submit a supplement to our new drug application, or NDA, for INOMAX, known as a prior approval supplement, or PAS, to the FDA for approval of the Coppell facility in the second half of 2010. Typically, the review process for a PAS is four months, but we can not control the timing or outcome of the FDA's inspection or approval of our PAS. If our PAS is denied, we would not be permitted to manufacture INOMAX at our Coppell facility. There can be no assurance that we would be able to meet our requirements for INOMAX if there were a catastrophic event or failure of our current manufacturing system. If we are required to change or add a new manufacturer or supplier, the process would likely require prior FDA and/or equivalent foreign regulatory authority approval, and would be very time consuming. In addition, because the manufacture of a pharmaceutical gas requires specialized equipment and expertise, there are few, if any, third-party manufacturers to whom we could contract this work in a short period of time. An inability to continue manufacturing adequate supplies of INOMAX at our facility in Port Allen, Louisiana and, once inspected by the FDA, our back-up facility in Coppell Texas, could result in a disruption in the supply of INOMAX to our customers.

Our drug-delivery systems are sophisticated electro-mechanical devices comprised of components that may deteriorate over time. If we experience problems with, failure of, or delays in obtaining such components or INOcal, our ability to provide our customers with INOtherapy would be adversely affected.

        Because our drug-delivery systems are sophisticated electro-mechanical devices, the parts which comprise the devices are subject to wear and tear, which may result in decreased function or failure of those parts over time. Although we perform scheduled, preventive maintenance on all of our drug delivery systems to limit device failures, and additional maintenance as needed whenever a customer reports a device malfunction, components of our devices may fail. For example, through our quality monitoring systems, we recently identified that an internal cable in certain of our INOMAX DS drug-delivery systems was malfunctioning due to wear on the electrical connectors at the end of the cable. When the cable malfunctions, delivery of our drug to the patient continues uninterrupted, but the device may show fluctuating nitric oxide concentrations. We are replacing the cable and related components in devices that are affected and taking other preventive maintenance steps to reduce the likelihood of similar malfunctions in the future.

        For our drug-delivery systems, there are several components that are custom designed for our systems. We are typically dependent on a single company to supply us with these components. While we believe there are alternative suppliers from which we could purchase most of these components, there is a risk that a single-source supplier could fail to deliver adequate supply, or could suffer a business interruption that could affect our supply of these components. Further, a supplier could choose to modify the design, which would require focused attention and time from our engineers. Calibration gases, known as INOcal, are used to calibrate the NO and nitrogen dioxide sensors that are installed in our drug-delivery systems. We currently source all of our INOcal from a single supplier through a multi-year contractual agreement that expires in September 2014. There is a risk that this single-source could experience a supply interruption, which would affect our supply of INOcal. Also, if the relationship with this supplier were damaged in any way, or if we are unable to negotiate an extension of our agreement with this supplier or otherwise secure supply beyond September 2014, there could be a subsequent impact on the supply of INOtherapy to our customers. If we experience problems or delays with our supply of components for our drug-delivery systems or INOcal, our ability to provide our customers with INOtherapy would be adversely affected.

        We obtain some of the components for our drug-delivery systems through individual purchase orders executed on an as needed basis rather than pursuant to long-term supply agreements. Our business, financial condition or results of operations could be adversely affected if any of our principal third-party suppliers or manufacturers experience production problems, lack of capacity or transportation disruptions or otherwise cease producing such components.

The July 2010 voluntary recall of our INOMAX DS drug-delivery system might adversely affect our reputation for safety and might cause healthcare providers to perceive a safety risk when considering the use of INOtherapy, which could have an adverse effect on our business.

        In July 2010, we identified through our ongoing quality monitoring systems that a pressure switch within our INOMAX DS drug-delivery system that monitors when the INOMAX cylinder should be replaced was prematurely failing on some of the systems. As a result, we initiated a voluntary Class I recall of all impacted INOMAX DS drug-delivery systems following consultation with the FDA. We identified and validated a more robust alternative pressure switch and have begun replacing the switch in the drug-delivery systems. We also communicated to healthcare providers a reminder to utilize the prescribed back-up procedures for INOMAX DS drug-delivery systems to ensure minimal disruption of the flow of INOMAX in the event of system malfunctions, such as the pressure switch failure. We are aware that a small number of patients experienced adverse events due to interruptions in the flow of INOMAX. In most of the reported cases, the interruptions were a result of healthcare providers' ceasing INOMAX delivery after the pressure switch failed despite the prescribed back-up procedures outlined in the user manual and on which they are trained. This recall may adversely affect our reputation for safety and might cause healthcare providers to perceive a safety risk when considering the use of INOtherapy, which could have an adverse effect on our business. After the July 2010 voluntary recall, the FDA inspected our Madison, Wisconsin facility in August 2010. Following its inspection, the FDA issued a Form 483, which is a notice of inspection observations. We responded to the FDA regarding the inspectional observations and, where necessary, have implemented or are implementing corrective action. While we have revised, and are continuing to revise, our procedures and documentation and have conducted, and will in the future conduct, additional training to address the FDA's observations, we cannot assure you that the FDA will find our planned corrective action to be adequate and we may be required to take additional steps to address the FDA's observations, which could be costly.

        We currently estimate that the out of pocket expenses related to the July 2010 voluntary recall will be approximately $1.1 million. Until we complete the recall, the use of INOtherapy may decline, which could result in an adverse effect on our revenue and operating results.

We exclusively license patents covering INOMAX from MGH. If MGH terminates the license or fails to maintain or enforce the underlying patents, our competitive position and market share would be harmed.

        We hold an exclusive license from The General Hospital Corporation, which does business as Massachusetts General Hospital, or MGH, for the two principal patents covering various aspects of INOMAX that expire in 2013. MGH may fail to maintain the INOMAX patents, may decide not to pursue litigation against third-party infringers, may fail to prove infringement, or may fail to defend against counterclaims of patent invalidity or unenforceability. MGH has the right to terminate its license agreement with us for an uncured material breach by us. In spite of our best efforts, MGH might conclude that we materially breached our license agreement and might therefore terminate the license agreement, thereby removing our ability to market INOMAX. MGH will have no material obligations to us under the license agreement once the patents expire in 2013. If this license is terminated, or if the underlying patents fail to provide the intended market exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products similar to ours. This could have a material adverse effect on our competitive business position and our business prospects.

Our future growth depends, in part, on our ability to penetrate foreign markets, where we are subject to additional regulatory burdens and other risks and uncertainties. However, we have limited experience marketing and servicing our products outside North America.

        Our future profitability will depend, in part, on our ability to grow and ultimately maintain our sales in foreign markets. However, we have limited experience in marketing, servicing, and distributing our products in countries other than the United States and Canada and rely on third parties to support our foreign operations. Our foreign operations and any foreign operations we establish in the future subject us to additional risks and uncertainties, including:

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  our customers' ability to obtain reimbursement for procedures using our products in foreign markets;

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  our inability to directly control commercial activities because we are relying on third parties who may not put the same priority on our products as we would;

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  the burden of complying with complex and changing foreign regulatory, tax, accounting, and legal requirements;

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  import or export licensing requirements;

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  longer accounts receivable collection times;

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  longer lead times for shipping;

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  language barriers for technical training;

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  reduced protection of intellectual property rights in some foreign countries;

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  foreign currency exchange rate fluctuations; and

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  the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

        Foreign sales of our products could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions, changes in tariffs, and difficulties in staffing and managing foreign operations.

Other companies may develop competitive products that could negatively affect our INOtherapy sales.

        Our ability to compete successfully depends on our ability to introduce new technologies and services related to INOtherapy. As a result, we must make significant investments in research and development, manufacturing and sales and marketing. If we are unable to continue to develop and sell innovative new products with attractive margins or if other companies infringe on our intellectual property, our ability to maintain a competitive advantage could be negatively affected and our financial condition and operating results could be materially adversely affected. Our financial condition and operating results depend substantially on our ability to continually improve INOtherapy to maintain therapeutic and functional advantages. Unauthorized use of INOMAX on other companies' delivery devices may result in decreased demand for INOtherapy, and could materially adversely affect our financial condition and operating results. There can be no assurance that we will be able to continue to provide products and services that compete effectively.

        INOMAX is one of many adjunctive therapies physicians prescribe for HRF, BPD, ARDS and pulmonary hypertension following cardiac surgery. For example, physicians use other drugs, such as Flolan, Ventavis, Primacor and Revatio, to treat acute pulmonary hypertension. In addition, we are aware that neonatologists, surgeons and other physicians have and may continue to experiment with these drugs, including Revatio, which recently became available in intravenous, or IV, form to treat these conditions. The use of these drugs could reduce the use of INOtherapy, particularly if physicians perceive them as being less expensive, more effective, safer or easier to use than INOtherapy.

        Among our various agreements with Linde, we have a commercial agreement that remains in effect until March 2027, pursuant to which we sell to Linde certain products, including bulk nitric oxide, nitric oxide delivery systems and related accessories. Although we have the right to terminate our supply obligations if, among other things, Linde sells the products covered under the commercial agreement in North America, Linde may produce or find an alternate supplier of such products and compete with us in North America after March 2013.

        In addition, companies, such as GeNO, LLC and GeNOsys Inc., are in the early stages of developing small, mobile devices that aim to manufacture nitric oxide at the location of delivery. Air Liquide Healthcare America Corporation, or Air Liquide, currently manufactures and sells a nitric oxide mixture in a pressurized canister in the European Union. If any other therapy proves to treat any of these conditions more effectively, less expensively, more safely, or is more easily used than INOtherapy and/or is approved for sale, our business would be adversely affected.

We recently adopted a new billing model for INOtherapy, which could negatively impact our customer relationships, result in unexpected changes in customer spending and increase fluctuation in revenues during certain quarters.

        In 2010, we implemented a new tier-based billing model. Under the new billing model, customers can select from a range of options. These options include: (1) one option which offers unlimited access to INOtherapy for a fixed fee, (2) three capped tier options offering increasing allocations of hours of INOMAX, and (3) a price per hour model. We determined fees and hourly usage allocations for each customer based on historical usage. In addition, we utilize a standard six-month introductory package for new customers and, for very low volume customers, we have a standard package designed to accommodate occasional use. Customers who did not sign a new billing model contract by April 1, 2010 defaulted to the price per hour model. Under the capped tier options, if hourly usage exceeds the cap during the contract period, the customer pays an hourly fee to cover the excess usage for the remainder of the contract. For the top two capped tiers, if the customer's usage is below a specified level following the eighth month of the contract, the customer typically has the option to move down one level to a lower tier. In this case, the customer will be billed an adjusted monthly fee for the remainder of the contract such that the total cost of the INOtherapy service agreement will be equal to the cost of the lower tier. As a result, we will recognize revenue for these customers as if they were contracted at the lower tier and defer the incremental revenue until the earliest to occur of (i) the customer's hours exceeding the set cap for the lower tier and, therefore, the ability to move down one tier is eliminated, (ii) the customer electing to stay at the initially selected tier, or (iii) the expiration of the time period for which the customer can move to a lower tier in the tenth month of the contract term.

        The new model may not adequately address customer requests for a more streamlined billing process and increased predictability in the amounts they spend on INOtherapy annually or it may raise new concerns that negatively impact our customer relationships. In addition, the new billing model could result in unexpected changes in customer spending, including the reduction of their use of our product. We may not know until 2011 or later, when customers begin renewing their contracts, what impact, if any, the new billing model will have on our future revenues. Furthermore, the timing of deferred revenue recognition under the new billing model may cause significant fluctuations in our revenue and operating results from quarter to quarter.

Risks Related to Government Regulation

The design, development, manufacture, supply, and distribution of our products are highly regulated and technically complex.

        The design, development, manufacture, supply, and distribution of pharmaceutical products and medical devices, both inside and outside the United States, are technically complex and highly regulated. We, along with our third-party providers, must comply with all applicable regulatory requirements of the FDA and foreign authorities. In addition, the facilities used to manufacture, store, and distribute our products are subject to inspection by regulatory authorities at any time to determine compliance with applicable regulations.

        The manufacturing techniques and facilities used for the manufacture and supply of our products must be operated in conformity with current Good Manufacturing Practices, or cGMP, regulations promulgated by the FDA. In complying with cGMP requirements, we, along with our suppliers, must continually expend time, money and effort in production, record keeping, and quality assurance and control to ensure that our products meet applicable specifications and other requirements for safety, efficacy and quality. In addition, we, along with our suppliers, are subject to unannounced inspections by the FDA and other regulatory authorities.

        Any failure to comply with regulatory and other legal requirements applicable to the manufacture, supply and distribution of our products could lead to remedial action (such as recalls), civil and criminal penalties and delays in manufacture, supply and distribution of our products. In addition, we may from time to time be forced to delay the launch of new products or carry out voluntary recalls to address unforeseen design difficulties or defects. For example, our July 2010 voluntary recall may cause the use of INOtherapy to decline, and this decline could result in an adverse effect on our revenue and operating results. In addition, this recall may adversely affect our reputation for safety and might cause healthcare providers to perceive a safety risk when considering the use of INOtherapy, which could have an adverse effect on our business.

We must comply with federal, state and foreign laws and regulations relating to the healthcare business, and, if we do not fully comply with such laws and regulations, we could face substantial penalties and other negative impacts on our business.

        We and our suppliers and customers are subject to extensive regulation by the federal government, and the governments of the states and foreign countries in which we may conduct our business. In the United States, the laws that directly or indirectly affect our ability to operate our business include the following:

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  the Federal Food, Drug and Cosmetics Act, which regulates manufacturing, labeling, marketing, distribution and sale of prescriptions drugs and medical devices;

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  the Prescription Drug User Fee Act, which governs the filing of applications for marketing approval of prescription drug products;

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  the Food and Drug Administration Amendment Act of 2008;

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  the Federal False Claims Act, which imposes civil and criminal liability on individuals and entities who submit, or cause to be submitted, false or fraudulent claims for payment to the government;

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  the Federal False Statements Act, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with delivery of or payment for healthcare benefits, items or services;

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  the Federal Anti-Kickback Law, which prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual or furnishing or arranging for a good or service for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

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  other Medicare and Medicaid laws and regulations that establish the requirements for coverage and payment of, among other things, prescription drugs, including the amount of such payment;

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  the Federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits executing a scheme to defraud any healthcare benefit program, including private payors, and Health Information Technology for Economic and Clinical Health, or HITECH, Act, both of which require us to comply with standards regarding privacy and security of individually identifiable health information and conduct certain electronic transactions using standardized code sets;

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  the Deficit Reduction Act of 2005;

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  the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, or the PPACA;

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  state and foreign law equivalents of the foregoing; and

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  state food and drug laws, pharmacy acts and state pharmacy board regulations, which govern the sale, use, distribution and prescribing of prescription drugs.

        Defendants determined to be liable under the False Claims Act may be required to pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Typically, each fraudulent bill submitted by a provider is considered a separate false claim, and thus the penalties under a false claim case may be substantial. Liability arises when an entity knowingly submits, or causes to be submitted, a false claim for reimbursement to the federal government. In some cases, whistleblowers or the federal government have taken the position that companies that (i) allegedly have violated other laws, such as the prohibition of the promotion of products for unapproved uses or the anti-kickback laws, and (ii) have submitted or caused to be submitted claims to a governmental payor during the time period in which they allegedly violated these other laws, have thereby also violated the False Claims Act.

        The federal Anti-Kickback Statute is broad and prohibits many arrangements that may be lawful in other businesses outside the healthcare industry. Recognizing that the statute may technically prohibit innocuous and beneficial arrangements, Congress authorized the creation of several "safe harbors" that exempt certain practices from enforcement under the Anti-Kickback Statute. We seek to comply with such safe harbors wherever possible. However, safe harbor protection is only available for transactions that satisfy all of the applicable narrowly defined safe harbor provisions. Therefore, we may from time to time enter into arrangements that may not be afforded safe harbor protection. For example, like many healthcare companies, we have endowed professorships and fellowships at major academic medical centers to advance critical care research and enhance our corporate image. Arrangements that do not fall within a safe harbor may face increased scrutiny. While we believe we have structured our business and arrangements to comply with the federal Anti-Kickback Statute and similar state laws, it is possible that government authorities could determine that we have not.

        If our operations are found to be in violation of any of the laws and regulations described above or any other law or governmental regulation to which we or our customers are or will be subject, we may be subject to civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations. Similarly, if our customers are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on us. Any penalties, damages, fines, curtailment or restructuring of our operations would adversely affect our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and damage our reputation.

Failure to obtain regulatory approval in international jurisdictions would prevent us from marketing products abroad.

        In addition to our foreign marketing efforts with respect to INOMAX, we may in the future seek to market some of our other products or product candidates outside the United States. In order to market our product candidates in other jurisdictions, we must submit clinical data concerning our product candidates and obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval from foreign regulators may be longer than the time required to obtain FDA approval. The regulatory approval process outside the United States may include all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product candidate be approved for reimbursement before it can be approved for sale in that country. In some cases, this may include approval of the price we intend to charge for our product, if approved.

        We may not obtain approvals from regulatory authorities outside the United States on a timely basis, or at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA, but a failure or delay in obtaining regulatory approval in one country may negatively affect the regulatory process in other countries. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize any products in any market and therefore may not be able to generate sufficient revenues to support our business.

If we fail to comply with the extensive regulatory requirements to which we and our products are subject, our products could be subject to restrictions or withdrawal from the market and we could be subject to penalties.

        The testing, manufacturing, labeling, safety, advertising, promotion, storage, sales, distribution, export and marketing, among other things, of our products, both before and after approval, are subject to extensive regulation by governmental authorities in the United States, Canada and elsewhere throughout the world. Both before and after approval of a product, quality control and manufacturing procedures must conform to cGMP. Regulatory authorities, including the FDA, periodically inspect manufacturing facilities to assess compliance with cGMP. Our failure or the failure of our contract manufacturers to comply with the laws administered by the FDA or other governmental authorities could result in, among other things, any of the following:

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  delay in approving or refusal to approve a product;

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  product recall or seizure;

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  suspension or withdrawal of an approved product from the market;

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  interruption of production;

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  operating restrictions;

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  warning letters;

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  injunctions;

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  fines and other monetary penalties;

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  criminal prosecutions; and

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  unanticipated expenditures.

We may incur significant costs complying with environmental laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.

        Certain aspects of our business are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, distribution, storage, handling, treatment and disposal of materials. For example, high-pressure gas cylinders can be regarded as hazardous materials. Although we believe our safety procedures for handling and disposing of these materials and waste products comply with these laws and regulations, we cannot eliminate the risk of accidental injury or contamination from the use, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials. In the event of contamination or injury, or failure to comply with environmental, occupational health and safety and export control laws and regulations, we could be held liable for any resulting damages and any such liability could exceed our assets and resources. We do not maintain insurance for any environmental liability or toxic tort claims that may be asserted against us.

Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

        We are subject to the U.S. Foreign Corrupt Practices Act which generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business and requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries. We can make no assurance that our employees or other agents will not engage in prohibited conduct under our policies and procedures and the Foreign Corrupt Practices Act for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Governments may impose price controls, which may adversely affect our future profitability.

        We intend to seek approval to market our future products in the United States and in foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions, we will be subject to rules and regulations in those jurisdictions relating to our product. In some foreign countries, particularly in the European Union, the pricing of prescription pharmaceuticals and biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product candidate. If reimbursement of our future products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

Healthcare reform measures, if implemented, could hinder or prevent our commercial success.

        There have been, and likely will continue to be, legislative and regulatory measures proposed by federal and state governments directed at broadening access to healthcare and containing or lowering the costs of healthcare. On March 23, 2010, President Obama signed into law the PPACA, a legislative overhaul of the U.S. healthcare system, which may have far reaching consequences for drug and device manufacturers like us. In particular, there are elements of this legislation that are aimed at promoting the greater use of comparative effectiveness research as well as various pilot and demonstration programs that have the potential to impact reimbursement and patient access for our product and product candidates, and which may materially impact aspects of our business. Additionally, the new legislation mandates fees on drug manufacturers totaling $2.5 billion in 2011, $2.8 billion in 2012 and 2013 and over $20 billion over the next 10 years. These taxes represent a significant increase in the tax burden on the drug and device industries and may have a material and adverse impact on our operations and cash flow.

        We cannot predict the precise terms of the initiatives that may be adopted in the future. There will be continuing efforts by government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare that may adversely affect:

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  access, utilization and demand for any drug products or devices for which we may obtain regulatory approval;

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  our ability to set a price that we believe is fair for our products, or obtain necessary coding, coverage and payment;

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  our ability to generate revenues and achieve or maintain profitability;

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  the level of taxes that we are required to pay; and

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  the availability of capital.

Risks Relating to the Development of Our Product Candidates

We may be unsuccessful in our efforts to develop and obtain regulatory approval for new products, which may significantly impair our growth and ability to remain profitable.

        Our long-term prospects depend, in large part, on successful development, or acquisition or licensing, and commercialization of our product candidates, including LUCASSIN and IK-5001. Our product candidates are in various stages of development. We cannot be certain that we will be able to develop or acquire and commercially introduce new products in a timely manner or that new products, if developed, will be approved for the indications, and/or with the labeling, we expect or that they will achieve market acceptance. Before we commercialize any product candidate, we will need to develop the product candidate by completing successful clinical trials, submit an NDA; or supplemental NDA, or sNDA, that is accepted by the FDA and receive FDA approval to market the product candidate. If we fail to successfully develop a product candidate and/or the FDA delays or denies approval of any NDA or sNDA, then commercialization of our product candidates may be delayed or terminated, which could have a material adverse effect on our business. The FDA and other regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that any data submitted is insufficient for approval and require additional studies or clinical trials. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a new indication for a product candidate. For example, after considering the NDA submitted by Orphan Therapeutics, LLC, or Orphan, the former owner of the NDA for our product candidate LUCASSIN, the FDA issued a complete response letter stating that the NDA did not contain sufficient data to support approval and requesting at least one additional well-controlled Phase 3 clinical trial be conducted to supplement the existing data. We have reached agreement with the FDA on a special protocol assessment for an additional Phase 3 clinical trial of Lucassin, however the FDA retains substantial discretion in the approval process and there are no assurances of product approval even if the agreed upon endpoints of the additional phase three trial of Lucassin are met.

Clinical trials of product candidates are expensive and time consuming, and the results of these trials are uncertain.

        Before we can obtain regulatory approvals to market any product for a particular indication, we will be required to complete preclinical studies and extensive clinical trials in humans to demonstrate the safety and efficacy of such product for such indication.

        Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. Furthermore, there are few drugs that have been approved in critical care indications. It is often difficult to design and carry out clinical trials for critical care indications for a number of reasons, including ethical concerns with conducting placebo-controlled studies in critically ill patients, the difficulty in meeting endpoints tied to mortality and the heterogeneity of underlying conditions. For the foregoing reasons, we may not be able to develop clinical trials for some of our product candidates that will be acceptable to the FDA. Success in preclinical testing or early clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. An unexpected result in one or more of our clinical trials can occur at any stage of testing due to drug effect or trial design. For example, in 2008 we completed a 150-patient Phase 2 clinical trial in patients undergoing left ventricular assist device, or LVAD, insertions designed to determine if INOMAX reduces the incidence of right ventricular failure and shortens the time needed on mechanical ventilation. However, INOMAX did not show a statistically significant benefit compared to treatment with the placebo. We believe this may be due to the unexpectedly positive results in the placebo arm. We had also initiated a Phase 2 clinical trial of IK-1001 in patients undergoing coronary artery bypass graft surgery, but terminated it based on a need to develop a reliable and sensitive bioanalytical assay for IK-1001 to support clinical investigation.

        Even well-conducted studies of effective drugs will sometimes appear to be negative. We may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent us from receiving regulatory approval or commercializing our products, including:

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  our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials which even if undertaken cannot ensure we will gain approval;

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  data obtained from preclinical testing and clinical trials may be subject to varying interpretations, which could result in the FDA or other regulatory authorities deciding not to approve a product in a timely fashion, or at all;

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  the cost of clinical trials may be greater than we currently anticipate;

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  if we are required to conduct overseas clinical trials, we may also be subject to financial risk based on foreign currency exchange rate fluctuations;

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  regulators or institutional review boards may not authorize us to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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  we, or the FDA or other regulatory authorities, might suspend or terminate a clinical trial at any time on various grounds, including a finding that participating patients are being exposed to unacceptable health risks; and

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  the effects of our product candidates may not be the desired effects or may include undesirable side effects or the product candidates may have other unexpected characteristics.

        The rate of completion of clinical trials depends, in part, upon the rate of enrollment of patients. Patient enrollment is a function of many factors, including the size of the patient population, the eligibility criteria for the trial, the existence of competing clinical trials and the availability of alternative or new treatments. In particular, the patient population targeted by some of our clinical trials may be small. Delays in patient enrollment in any of our current or future clinical trials may result in increased costs and program delays.

We may be required to suspend or discontinue clinical trials of INOMAX or our product candidates due to unexpected side effects and safety risks that could preclude or delay approval of our products and/or require us to revise our product label.

        Administering any pharmacologically active product candidate to humans may produce undesirable side effects. As a result, our clinical trials could be suspended at any time for safety-related reasons. We may voluntarily suspend or terminate our clinical trials if at any time we believe that our product candidates present an unacceptable risk to the clinical trial subjects. In addition, institutional review boards or regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe that the clinical trials present an unacceptable safety risk to patients.

        We are unable to accurately predict when or if any of our product candidates will prove effective or safe in humans or will receive regulatory approval. If the effects of our product candidates include undesirable side effects or have characteristics that are unexpected, we may need to abandon our development of those product candidates. In the case of INOMAX, ongoing clinical trials for new indications could uncover safety concerns that impact our existing business. During a diagnostic clinical trial of INOMAX in children with pulmonary hypertension completed in 2006, we unexpectedly discovered that the use of INOMAX could precipitate heart failure in children with pre-existing left heart dysfunction. Based on these findings, we added an additional warning to the INOMAX product labeling. In connection with granting approval for a product or after discovery of previously unknown problems, the FDA could require us to conduct costly post-marketing testing and surveillance to monitor the safety or efficacy of the product.

If we are unable to expand our sales and marketing capabilities, the commercial opportunity for our product and product candidates may be diminished.

        We plan to expand our team of sales professionals as we prepare to support continued growth of INOtherapy and, over time, the expected commercial launch of other products in development, such as LUCASSIN and IK-5001, if and when such products receive required regulatory approvals.

        We may not be able to attract, hire, train and retain qualified sales and marketing professionals to augment our existing capabilities in the manner or on the timeframe that we are currently planning. If we are not successful in our efforts to expand our sales team and marketing capabilities, our ability to independently market and sell INOtherapy and any product candidates that we successfully bring to market will be impaired. In such an event, we would likely need to establish a collaboration, co-promotion, distribution, or other similar arrangement to market and sell the product candidate. However, we might not be able to enter into such an arrangement on terms that are favorable to us, or at all.

        Expanding our sales team and our marketing group will be expensive and time consuming and could delay a product launch. Similar to other companies such as ours, we will typically expand our sales and marketing capabilities for a product prior to its approval by the FDA so that the product can be commercialized upon approval. If the commercial launch of a product candidate for which we recruit additional sales professionals and expand our marketing capabilities is delayed as a result of FDA requirements or other reasons, we would incur the expense of the additional sales and marketing personnel prior to being able to realize any revenue from the sales of the product candidate. This may be costly, and our investment would be lost if we cannot retain our sales and marketing personnel. Even if we are able to effectively expand our sales team and marketing capabilities, our sales and marketing teams may not be successful in commercializing our products.

        In addition, upon expiration of the principal issued patents covering INOMAX in 2013, others may commercialize competitive nitric oxide therapies and, as a result, we may choose to reduce our prices of INOtherapy and/or we may lose a substantial portion of our INOtherapy sales. If either of these occurs, we may not be able to attract and retain qualified sales and marketing professionals and/or we may be forced to reduce our sales force. A reduced, less-qualified sales force could have an adverse effect on customer satisfaction and result in a further decline of INOtherapy sales and could adversely affect the commercialization of our other product candidates.

Risks Related to Our Indebtedness

Our substantial indebtedness may limit cash flow available to invest in the ongoing needs of our business.

        As of June 30, 2010, our wholly owned subsidiary, Ikaria Acquisition Inc., or Ikaria Acquisition, had, and Ikaria, Inc. guaranteed, $250.0 million in principal amount of secured term loan debt, and up to $40.0 million borrowing availability under a revolving line of credit, and we, including our subsidiaries, had $27.9 million in cash and cash equivalents. Ikaria Acquisition may borrow all or part of the amount available under this line of credit and incur additional indebtedness beyond such amount. The credit agreement imposes, and the terms of any future indebtedness may impose, operating and other restrictions, including limits on Ikaria Acquisition's ability to distribute or dividend funds to Ikaria, Inc. as the parent company.

        The following terms and/or consequences of our new term loan combined with the substantial amount of our debt and other financial obligations could materially adversely affect our business and operations:

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  limits our ability to take various actions that could be in the interests of our stockholders, including our ability to incur additional debt, pay dividends and make distributions, make certain investments (including licensing transactions and acquisitions), merge or consolidate and sell assets;

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  requires us to dedicate a substantial portion of cash flow from operations after December 31, 2011 to the payment of interest on, and principal of, our debt, which will reduce the amounts available to fund working capital, capital expenditures, product development efforts and other general corporate purposes;

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  increases our vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

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  limits the costs and expenses we may incur for new drug development;

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  limits our flexibility in planning for, or reacting to, changes in our business and our industry; and

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  places us at a competitive disadvantage compared to our competitors that have less debt.

        We are vulnerable to increases in the market rate of interest because our credit agreement debt bears interest at a variable rate, including one-, three- and six-month LIBOR. If the market rate of interest increases, we will have to pay additional interest on our outstanding debt, which would reduce cash available for our other business needs.

Our business may not generate sufficient cash flow from operations, or cash flow from other sources may not be available to us in an amount sufficient, to enable us to repay our indebtedness.

        We intend to satisfy our current and future debt service obligations with cash flow from net sales, our existing cash and cash equivalents and, in the case of principal payments at maturity, funds from external sources, as needed. However, we may not have sufficient funds, or may be unable to arrange for additional financing, to pay the amounts due under our existing debt facility. Funds from external sources may not be available on acceptable terms, if at all. Failure to satisfy our current and future debt obligations could result in an event of default and, as a result, the lenders could seek to enforce security interests in the collateral securing such indebtedness.

Our failure to comply with the covenants contained in our credit agreement, including as a result of events beyond our control, could result in an event of default which could materially and adversely affect our operating results and our financial condition.

        Our credit agreement requires us to maintain compliance with specified financial ratios, annual limits on capital expenditures as well as other non-financial covenants. While we are currently in compliance with these covenants, we cannot assure you that we will be able to maintain compliance with the financial ratio covenants, which will be affected by certain events both within and beyond our control, or the other covenants.

        A failure to comply with the covenants under our credit agreement could result in an event of default under those instruments. In the event of an acceleration of amounts due under our debt instruments as a result of an event of default or the occurrence of a mandatory prepayment event, we may not have sufficient funds or may be unable to arrange for additional financing to repay our indebtedness or to make any accelerated payments, and the lenders could seek to enforce security interests in the collateral securing such indebtedness. Because of the covenants under our credit agreement and the pledge of our assets as collateral, we have a limited ability to obtain additional debt financing.

Risks Related to Our Financial Position and Capital Requirements

Failure to achieve our revenue targets or raise additional funds in the future may require us to delay, reduce the scope of, or eliminate one or more of our planned activities. Our future funding requirements, which may be significantly greater than we expect, will depend upon many factors.

        The development of INOMAX for additional indications, the development of LUCASSIN, IK-5001 and our other product candidates, as well as any acquisition and subsequent development of additional product candidates by us, will require a commitment of substantial funds. Our future funding requirements, which may be significantly greater than we expect, will depend upon many factors, including:

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  the progress, timing, and success of our research and development activities related to our clinical trials;

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  the timing of any future payments we may be required to make under our license agreements;

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  the cost and outcomes of regulatory submissions and reviews;

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  the cost of any investigation or litigation related to the promotion or marketing of INOMAX for unapproved uses;

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  the extent to which INOtherapy continues to be commercially successful;

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  the cost of any corrective actions or product recalls;

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  the continued acceptance of our new billing model;

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  the success of sales of INOMAX in foreign markets;

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  the size, cost and effectiveness of our sales and marketing programs and efforts;

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  the status of competitive products;

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  our ability to enforce and defend our intellectual property rights;

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  our establishment of additional strategic or licensing arrangements with other companies;

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  our ability to obtain additional debt financing; and

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  our acquisition of businesses, products or product candidates.

        We are currently conducting a Phase 3 clinical trial and are planning three additional late-stage clinical trials, each of which will require significant resources. Clinical trials, especially Phase 3 clinical trials, are expensive and time-consuming. They often require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. The larger the trial and the more difficult it is to enroll patients, the more expensive and time consuming it will be.

        Our ability to enroll sufficient numbers of patients in our clinical trials depends on many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for the trial, competing clinical trials and the availability of approved effective drugs. For these reasons, enrollment of our 380-patient pivotal Phase 3 clinical trial of INOMAX for BPD may take longer than we expect. In addition, the FDA may not grant priority review, and the FDA may not meet its own deadlines, which could delay approval.

        In addition to the ongoing pivotal Phase 3 clinical trial of INOMAX for BPD, during 2010 and 2011 we plan on enrolling patients into a pivotal Phase 3 clinical trial for LUCASSIN and a Phase 2 clinical trial and a pivotal Phase 3 clinical trial for IK-5001; in each of which we intend to enroll hundreds of patients over the clinical trial term. For the LUCASSIN clinical trial, in which we intend to investigate the safety and efficacy of terlipressin in the treatment of HRS Type 1, the incidence of qualified patients with the disease in transplant centers will be a key factor in meeting enrollment targets. Regarding the IK-5001 clinical trial, there are many other ongoing studies investigating the treatment and/or prevention of CHF, which will impact our ability to enroll patients for this study.

        If our existing resources are insufficient to satisfy our liquidity requirements due to lower than anticipated sales of INOtherapy or higher than anticipated costs, if we acquire additional product candidates or businesses, or if we determine that raising additional capital would be in our interest and the interests of our stockholders, we may sell equity or debt securities or seek additional financing through other arrangements. Any sale of additional equity or debt securities may result in dilution to our stockholders, and debt financing may involve covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures. We cannot be certain that public or private financing will be available in amounts or on terms acceptable to us, if at all. If we seek to raise funds through collaboration or licensing arrangements with third parties, we may be required to relinquish rights to products, product candidates or technologies that we would not otherwise relinquish or to grant licenses on terms that may not be favorable to us. If we are unable to obtain additional financing, we may be required to delay, reduce the scope of, or eliminate one or more of our planned research, development and commercialization activities, which could harm our financial condition and operating results.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

        As widely reported, global credit and financial markets have been experiencing extreme disruptions over the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by the recent economic downturn and volatile business environment and continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate further, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, suppliers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

        At June 30, 2010, we had $27.9 million of cash and cash equivalents, consisting of cash and money market deposit account balances. No assurance can be given that further deterioration in conditions of the global credit and financial markets would not negatively impact our current portfolio of cash equivalents or our ability to meet our financing objectives.

        There is also a possibility that our stock price will decline following this offering, due, in part, to the volatility of the stock market and the general economic downturn.

If the estimates we make, or the assumptions on which we rely, in preparing our consolidated financial statements prove inaccurate, our actual results may vary from those reflected in our projections and accruals.

        Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. However, actual results may differ significantly from these estimates.

Risks Relating to Product Acquisitions and In-Licenses

If we fail to acquire and develop additional product candidates or approved products, it will impair our ability to grow.

        We have a single product, INOMAX, approved for marketing in a single indication. In order to generate additional revenue, we have acquired rights to other product candidates, including LUCASSIN and IK-5001 and intend to continue to acquire rights to and develop, additional product candidates or approved products. The success of this growth strategy depends upon our ability to identify, select and acquire therapeutics and interventions that meet the criteria we have established. We are largely dependent upon other healthcare companies and researchers to sell or license product candidates to us. We will be required to integrate any acquired products into our existing operations. Managing the development of a new product entails numerous financial and operational risks, including difficulties in attracting qualified employees to develop the product.

        Prior to commercial sale, we will need to devote substantial development and research efforts to any product candidates we acquire, including extensive preclinical and/or clinical testing and regulatory correspondence, submissions and approvals. All product candidates are prone to the risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate will not be safe or effective or approved by regulatory authorities.

        In addition, we cannot assure you that any approved products that we develop or acquire will be:

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  manufactured or produced economically;

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  protected by adequate intellectual property rights;

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  successfully commercialized; or

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  widely accepted in the marketplace.

        Furthermore, proposing, negotiating and implementing an economically viable acquisition is a lengthy and complex process and properly valuing new drugs is an inexact art. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the acquisition of product candidates and approved products. We may not be able to acquire the rights to additional product candidates and approved products on terms that we find acceptable, or at all.

Our key product candidates currently in development are exclusively licensed from other companies. If the licensors terminate the licenses, or fail to maintain or enforce the underlying patents, our competitive position and market share will be harmed.

        We have licensed IK-5001 and certain preclinical assets, including IK-1001 and the IK-600X portfolio, from other companies. In particular, we hold an exclusive license, in certain territories and subject to certain retained rights of the applicable licensor, from BioLineRx Ltd., or BioLine, for

IK-5001, from Fred Hutchinson Cancer Research Center, or FHCRC, for IK-1001 and from Fibrex Medical, Inc., or Fibrex, for the IK-600X portfolio. We have an agreement with Orphan pursuant to which we acquired rights to LUCASSIN. In spite of our best efforts, these third parties may conclude that we materially breached our agreements and might, therefore, terminate the agreements, thereby removing our ability to obtain regulatory approval and to market products covered by these agreements. If we fail to use commercially reasonable efforts to develop, market, commercialize and sell LUCASSIN, Orphan has the right to terminate the agreement if we fail to use such efforts during the six months following notice from Orphan. Orphan also has the right to terminate the agreement after notice and a cure period. If the agreement is terminated, our exclusive rights from Orphan will terminate and Orphan will have the right to reacquire LUCASSIN from us, on pre-agreed terms. We are obligated to use commercially reasonable efforts to develop and commercialize at least one product containing IK-5001 and at least one product containing an IK-600X compound. Both BioLine and FHCRC have the right to terminate their license agreements with us for an uncured material breach by us, upon which our exclusive licenses for the corresponding products or product candidates will terminate. Fibrex has the right to terminate the agreement related to the IK-600X portfolio for an uncured material breach by us. If Fibrex terminates the agreement for our uncured material breach, our exclusive licenses from Fibrex will terminate and Fibrex will have the right to acquire rights to any terminated product(s) from us on terms to be negotiated under specified guidelines.

        We are likely to enter into additional license agreements as part of the development of our business in the future. Our licensors may not successfully prosecute certain patent applications under which we are licensed and on which our business depends. Even if patents issue from these applications, our licensors may fail to maintain these patents, may decide not to pursue litigation against third-party infringers, may fail to prove infringement, or may fail to defend against counterclaims of patent invalidity or unenforceability. If these in-licenses are terminated, or if the underlying patents fail to provide the intended market exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours. This could have a material adverse effect on our competitive business position and our business prospects.

We plan to consider, and may enter into, transactions in which we would acquire other companies or businesses, partner with other companies, or license intellectual property or product rights. Any such transaction may subject us to a number of different risks or result in us experiencing significant expenses that may adversely affect our business, results of operations, stock price and financial condition.

        As part of our efforts to enter into transactions in which we would acquire other companies or businesses, partner with other companies, or license intellectual property or product rights, we conduct business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in the transaction and also make estimates as to the value of the transaction. Despite our efforts, we may be unsuccessful in ascertaining or evaluating all such risks or making accurate estimates, and, as a result, we might not realize the expected advantages and benefits of the transaction. If we fail to realize the expected advantages and benefits from transactions we have consummated or may consummate in the future, whether as a result of unidentified risks, inaccurate estimates, integration difficulties, regulatory setbacks or other actions or events, our business, results of operations and financial condition could be adversely affected.

We may incur charges to earnings related to our efforts to consummate transactions.

        We may incur charges to earnings related to our efforts to consummate transactions. For transactions that ultimately are not consummated, these charges may include fees and expenses for investment bankers, attorneys, accountants, consultants and other advisors in connection with our efforts. Even if our efforts are successful, we may incur as part of a transaction substantial charges for closing costs associated with the elimination of duplicate operations and facilities and acquired in-process research and development charges. In either case, the incurrence of these charges could adversely affect our results of operations for particular quarterly or annual periods.

We may be unable to successfully consolidate and integrate the operations of businesses, products, or rights we acquire, which may adversely affect our business, results of operations, stock price and financial condition.

        We may seek to consolidate and integrate the operations of acquired businesses, products or rights with our business. Integration efforts often take a significant amount of time, place a significant strain on our managerial, operational and financial resources and could prove to be more difficult and expensive than we estimate, especially if key employees of target businesses leave with know-how that is integral to such business. The diversion of our management's attention and any delays or difficulties encountered in connection with these recent acquisitions, and any future acquisitions we may consummate, could result in the disruption of our ongoing business or inconsistencies in standards, controls, procedures and policies that could negatively affect our ability to maintain relationships with customers, suppliers, employees and others with whom we have business dealings.

Risks Related to Our Business and Industry

We face substantial competition, which may result in others developing or commercializing products before, or more successfully than, we do.

        Our future success depends on our ability to demonstrate and maintain a competitive advantage with respect to the development and commercialization of INOMAX and our other product candidates. Our objective is to design, develop and commercialize new products with superior efficacy, convenience, tolerability and safety.

        There are other biopharmaceutical companies, such as Cubist Pharmaceuticals, Inc., The Medicines Company and Talecris Biotherapeutics, Inc., focused on developing therapies for the critical care market. There are also hospital product companies, such as Baxter Healthcare Corporation, that also have pharmaceutical divisions that could potentially develop products that compete with ours. It is possible that the number of companies seeking to develop products and therapies for the treatment of unmet needs in critical care will increase.

        Many of our potential competitors have substantially greater financial, technical and personnel resources than we have. In addition, many of these competitors have significantly greater commercial infrastructures than we have. We will not be able to compete effectively unless we successfully:

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  design, develop and commercialize products that are superior to other products in the market;

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  attract qualified scientific, medical, sales and marketing, engineering and commercial personnel;

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  obtain patent and/or other proprietary protection for our processes and product candidates; and

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  obtain required regulatory approvals.

The biotechnology and pharmaceutical industry is characterized by rapid technological developments and a high degree of competition. As a result, our products could become obsolete.

        Our industry is highly competitive. Potential competitors in the United States and other countries include major pharmaceutical and chemical companies, medical device companies, specialized pharmaceutical companies and biotechnology firms, and universities and other research institutions. Many of our competitors have substantially greater capital resources, research and development staffs, and facilities than we have. In addition, many of our competitors also have substantially greater experience in conducting clinical trials, obtaining regulatory approvals, and manufacturing and marketing pharmaceutical products and medical devices. These entities represent significant competition for us. Competition and innovation from these or other sources, including advances in current treatment methods, could potentially affect sales of our products negatively or make our products obsolete. Furthermore, we may be at a competitive marketing disadvantage against companies that have broader product lines and whose sales personnel are able to offer more complementary products than we can. Any failure to maintain our competitive position could adversely affect our business and results of operations. In addition, as we lose patent protection or marketing exclusivity on our products over time, we will likely have to compete with generic versions of our products.

        If LUCASSIN is approved by the FDA, we expect that it will compete with a combination of midodrine, a vasopressor, and octreotide, a vasodilation inhibitor. If another therapy proves to treat HRS Type 1 better than LUCASSIN, or reduces the incidence of HRS Type 1, our business would be adversely affected.

        If another therapy proves to prevent or treat cardiac remodeling or CHF following AMI better than IK-5001, or reduces the incidence of AMI, our business would be adversely affected.

If we fail to attract and retain senior management and key scientific and engineering personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.

        Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical, scientific and engineering personnel. We are highly dependent upon the contributions of our executive officers, as well as our most senior clinicians and scientists. The loss of services of any key employees could delay or prevent the successful development of our product pipeline, completion of our planned clinical trials or the commercialization of our product candidates. Although we have entered into employment agreements with these individuals, setting forth certain salary, severance and other terms, the agreements do not require continued employment and we or the employee may terminate the relationship at any time. We do not carry "key person" insurance covering any of our employees.

        We need to hire and retain qualified personnel for the development, manufacture and commercialization of drugs and medical devices. We could experience problems in the future attracting and retaining qualified employees. For example, competition for qualified personnel in the biotechnology and pharmaceuticals field is intense and it is uncommon for potential employees to have capabilities relating to both drugs and medical devices. We will need to hire additional personnel as we expand our clinical development and commercial activities. We may not be able to attract and retain quality personnel on acceptable terms who have the expertise we need to sustain and grow our business.

        As the sole manufacturer and supplier of INOtherapy in the United States, we are also highly dependent on our manufacturing, engineering, equipment service and operations staff. We experience intense competition for qualified manufacturing, engineering, equipment service and operations personnel. Our future success depends, in part, on the continued service of our personnel and our ability to recruit, train and retain highly qualified manufacturing, engineering, equipment service and operations personnel. The loss in service of any of these key personnel may affect our ability to manufacture, service or distribute INOtherapy or any future products we may develop.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

        We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to comply with federal and state healthcare fraud and abuse laws and regulations, to report financial information or data accurately, to disclose unauthorized activities to us or to comply with our Code of Business Conduct and Ethics for Officers and Employees. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, false claims, inappropriate promotion, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible for our chief compliance officer, who works to ensure that we and our employees are in compliance with applicable rules, regulations and company policies, to identify and deter employee misconduct. The precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

        In addition, during the course of our operations, our directors, executives and employees may have access to material, non-public information regarding our business, our results of operations or potential transactions we are considering. We may not be able to prevent a director, executive or employee from violating our insider trading policies and trading in our common stock on the basis of, or while having access to, material, non-public information. If a director, executive or employee was to be investigated, or an action was to be brought against a director, executive or employee for insider trading, it could have a negative impact on our reputation and our stock price. Such a claim, with or without merit, could also result in substantial expenditures of time and money, and divert attention of our management team from other tasks important to the success of our business.

We may encounter difficulties in managing our growth and expanding our operations successfully.

        As we seek to advance our product candidates through clinical trials, we will need to expand our development, regulatory, manufacturing, engineering, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various strategic partners, suppliers and other third parties. Future growth will impose significant added responsibilities on members of management. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts and clinical trials effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

        We face an inherent risk of product liability as a result of the clinical testing of our product candidates and face an even greater risk with respect to our commercialized products. We may be sued if INOMAX or any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. In addition, we may be sued if our drug-delivery systems malfunction or are alleged to have malfunctioned. We have been, and may in the future be, sued based on allegations that our drug-delivery system fails to provide adequate warnings. For example, although no suits have been brought to date, it is possible that a suit could be brought as a result of issues relating to the July 2010 voluntary recall. A suit may also be brought against us if our drug-delivery system is alleged to fail to adequately monitor for nitrogen dioxide, which forms when nitric oxide mixes with oxygen in the air. Elevated levels of nitrogen dioxide can be toxic and lead to decreased pulmonary function, chronic bronchitis, chest pain and pulmonary edema. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

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  decreased demand for INOtherapy or other products that we may develop;

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  injury to our reputation;

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  withdrawal of clinical trial participants, trial sites and investigators;

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  costs to defend the related litigation;

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  a diversion of management's time and our resources;

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  substantial monetary awards to trial participants or patients;

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  product recalls or withdrawals;

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  labeling, marketing or promotional restrictions;

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  loss of revenue;

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  the inability to commercialize our product candidates; and

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  a decline in our stock price.

        Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We currently carry product liability insurance covering our product and clinical studies in the amount of $50 million in the aggregate. Any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

As our product is used commercially, unintended side effects, adverse reactions or incidents of misuse may occur that could result in additional regulatory controls, changes to product labeling, adverse publicity and reduced sales of our products.

        During research and development, the use of pharmaceutical products, such as ours, is limited principally to clinical trial patients under controlled conditions and under the care of expert physicians. The widespread commercial use of INOMAX or other products that we may develop could uncover undesirable or unintended side effects that were not exhibited in our clinical trials or the commercial use as of the filing date of this prospectus. We train healthcare professionals on the proper use of our drug and drug-delivery systems. However, healthcare professionals from time to time operate our drug-delivery systems incorrectly.

        In addition, an affiliate of Linde has marketing rights to INOMAX in the European Union and specified countries near the European Union. Linde's primary focus is not INOMAX, as it represents a de minimis amount of their revenue. If there were a serious adverse event or complication related to the use of INOMAX in the European Union, or any territory where Linde markets and sells INOMAX, it could have a material adverse effect on our business, financial condition and results of operations.

        These events, among others, could result in adverse publicity that harms the commercial prospects of INOMAX or other products we may develop or lead to additional regulatory controls that could limit the circumstances under which the product is prescribed or used or even lead to the withdrawal of the product from the market.

Reimbursement may be limited or unavailable in certain market segments for our product candidates, which could make it difficult for us to sell our products profitably.

        Market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for any of our product candidates and may be affected by existing and future healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will pay for and establish reimbursement levels. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor's determination that use of a product is:

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  a covered benefit under its health plan;

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  safe, effective and medically necessary;

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  appropriate for the specific patient;

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  cost-effective; and

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  neither experimental nor investigational.

        Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. We cannot be sure that coverage or adequate reimbursement will be available for any of our product candidates. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our products. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize certain of our products.

        In the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could impact our ability to sell our products profitably. In particular, the Medicare Modernization Act of 2003 revised the payment methodology for many products under Medicare. This has resulted in lower rates of reimbursement. There have been numerous other federal and state initiatives designed to reduce payment for pharmaceuticals.

        As a result of legislative proposals and the trend towards managed healthcare in the United States, third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drugs. They may also refuse to provide any coverage of approved products for medical conditions other than those for which the FDA has granted market approvals. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse patients for their use of newly approved drugs, which in turn will put pressure on the pricing of drugs. We expect to experience pricing pressures in connection with the sale of our products due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, additional legislative proposals, as well as national, regional or local healthcare budget limitations.

        We are also subject to a variety of foreign regulations governing clinical trials and the marketing of other products. Outside of the United States, our ability to market a product depends upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. In any country, however, we will only be permitted to commercialize our products if the appropriate regulatory authority is satisfied that we have presented adequate evidence of safety, quality and efficacy. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing or sale of the product in those countries. The time needed to secure approval may be longer or shorter than that required for FDA approval. The regulatory approval and oversight process in other countries includes all of the risks associated with regulation by the FDA and certain state regulatory agencies as described above.

Risks Relating to Dependence on Third Parties

We rely on third parties for important aspects of our commercialization infrastructure for INOtherapy and failure of these third parties to fulfill these functions would disrupt our business.

        We do not have, nor do we intend to establish in the near term, our own warehousing, distribution, and service centers in certain regions in North America or Canada. Accordingly, we have entered into agreements with local third-party providers. Our third-party providers may not be able to warehouse, distribute, or service our products without interruption, or may not comply with their other contractual obligations to us. Any failure of any of those third-party providers to fully and timely perform their obligations may result in an interruption in the supply of INOtherapy in the affected geographic area. Also, we may not have adequate remedies for any breach of our agreements with such third-party providers. Furthermore, if any of our third-party distributors ceases doing business with us or materially reduces the amount of services they perform for us, and we cannot enter into agreements with replacement service providers on commercially reasonable terms, we might not be able to effectively distribute our products to all geographic locations we currently serve.

We rely on third-party suppliers and manufacturers to produce and deliver clinical drug supplies for our product candidates, and we intend to rely on third parties to produce commercial supplies of any approved product candidates. Any failure by a third-party supplier or manufacturer to produce or deliver supplies for us may delay or impair our ability to complete our clinical trials or commercialize our product candidates.

        We currently rely, and expect to continue to rely, on third parties for supply of the active pharmaceutical ingredients in some of our product candidates. The suppliers of our product candidates are, and any future third-party suppliers with whom we enter into agreements will likely be, our sole suppliers of our product candidates for a significant period of time. These suppliers are commonly referred to as single-source suppliers. If our suppliers fail to deliver materials and provide services needed for the production of our product candidates in a timely and sufficient manner, or if they fail to comply with applicable regulations, clinical development or regulatory approval of our product candidates or commercialization of our products could be delayed, depriving us of potential additional product revenue.

        We have relied upon a small number of third-party manufacturers for the manufacture of our product candidates for preclinical and clinical testing purposes and intend to continue to do so in the future. We may need to identify a third-party manufacturer capable of providing commercial quantities of drug product. If we are unable to arrange for such a third-party manufacturing source, or fail to do so on commercially reasonable terms, we may not be able to successfully produce and market our product candidates or may be delayed in doing so.

        Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control (including a failure to synthesize and manufacture our product candidates in accordance with our product specifications) and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to us. In addition, the FDA and other regulatory authorities require that our product candidates be manufactured according to cGMP and similar foreign standards. Any failure by our third-party manufacturers to comply with cGMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of our product candidates. In addition, such failure could be the basis for action by the FDA to withdraw approvals for product candidates previously granted to us and for other regulatory action, including recall or seizure, fines, imposition of operating restrictions, total or partial suspension of production or injunctions.

        We rely on our manufacturers to purchase the materials necessary to produce our product candidates for our clinical studies from third-party suppliers. There are a small number of suppliers for certain capital equipment and raw materials that are used to manufacture our drugs. Such suppliers may not sell these raw materials to our manufacturers at the times we need them or on commercially reasonable terms. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these raw materials. Any significant delay in the supply of a product candidate or the raw material components thereof for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay completion of our clinical studies, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates.

        Because of the complex nature of many of our other compounds, our manufacturers may not be able to manufacture such other compounds at a cost or in quantities or in a timely manner necessary to develop and commercialize other products. If we successfully commercialize any of our product candidates, we may be required to establish or access large-scale commercial manufacturing capabilities. In addition, as our drug development pipeline increases and matures, we will have a greater need for clinical trial and commercial manufacturing capacity. We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates and we currently have no plans to build our own clinical or commercial scale manufacturing capabilities. To meet our projected needs for commercial manufacturing, third parties with whom we currently work will need to increase their scale of production or we will need to secure alternate suppliers.

We rely on third parties to conduct clinical trials for our product candidates, and if they do not properly and successfully perform their obligations to us, we may not be able to obtain regulatory approvals for our product candidates.

        We design the clinical trials for our product candidates, but we rely on contract research organizations and other third parties to assist us in managing, monitoring and otherwise carrying out many of these trials. We compete with larger companies for the resources of these third parties.

        Although we rely on these third parties to conduct many of our clinical trials, we are responsible for ensuring that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices, for designing, conducting, monitoring, recording, analyzing, and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements.

        The third parties on whom we rely generally may terminate their engagements with us at any time and having to enter into alternative arrangements would delay introduction of our product candidates to market.

        If these third parties do not successfully carry out their duties under their agreements with us, if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our clinical trial protocols or regulatory requirements, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, our clinical trials may not meet regulatory requirements. If our clinical trials do not meet regulatory requirements or if these third parties need to be replaced, our preclinical development activities or clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain regulatory approval of our product candidates.

Risks Related to Patents, Licenses and Trade Secrets

We may not be able to maintain adequate protection for our intellectual property and competitors may develop similar competing products, which could result in a decrease in sales, cause us to further reduce prices to compete successfully and limit our commercial success.

        We place considerable importance on obtaining patent protection for new technologies, products and processes. To that end, we file applications for patents covering compositions or uses of our product candidates or our proprietary processes. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal, scientific and factual questions. Accordingly, the patents and patent applications relating to our products, product candidates and technologies may be challenged, invalidated or circumvented by third parties and might not protect us against competitors with similar products or technologies. Patent disputes in our industry are frequent, expensive and can preclude commercialization of products. If we ultimately engage in and lose any such disputes in the future, we could be subject to increased competition or significant liabilities, we could be required to enter into third-party licenses or we could be required to cease using the technology or selling the product in dispute. In addition, even if such licenses are available, the terms of any licenses requested by a third party could be unacceptable to us.

        We also rely on trade secrets, know-how and continuing technological advancements to support our competitive position. Although we have entered into confidentiality and invention rights agreements with certain of our employees, consultants, advisors and collaborators, we may be unable to enforce such agreements or effectively protect our rights to our trade secrets and know-how. In addition, we may be subject to allegations of trade secret violations and other claims.

If we are unable to obtain or maintain patent protection for the intellectual property relating to our products, the value of our products could be adversely affected.

        The patent positions of companies like us are generally uncertain and involve complex legal, scientific and factual issues. Our success depends significantly on our ability to:

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  obtain and maintain U.S. and foreign patents, including defending those patents against adverse claims;

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  protect trade secrets;

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  operate without infringing the proprietary rights of others; and

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  prevent others from infringing our proprietary rights.

        We may not have any additional patents issued from any patent applications that we own or license. For example, we recently filed U.S. patent applications containing claims directed towards new inventions that led to amendments to the warnings and precautions section of the INOMAX prescribing information necessary for the safe and effective use of INOMAX. The U.S. Patent and Trademark Office, or the USPTO, has not taken any action with respect to these patents, and the patents may not be issued before 2013, when our existing patents relating to INOMAX expire, or may never be issued at all. If additional patents are granted, the claims allowed may not be sufficiently broad to protect our inventions. In addition, issued patents that we own or license may be challenged, narrowed, invalidated or circumvented, which could limit our ability to prevent competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Changes in patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.

        Our patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that others have not filed or maintained patent applications for technology used by us or covered by our pending patent applications without our being aware of these applications.

Issued patents covering one or more of our products or product candidates could be found invalid or unenforceable if challenged in court.

        If we were to initiate legal proceedings against a third party to enforce a patent covering one of our products or product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. We endeavor to conduct due diligence on patents we have exclusively in-licensed, and we believe that we conduct our patent prosecution in accordance with the duty of candor and in good faith. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one of our products or product candidates. Such a loss of patent protection could have a material adverse impact on our business.

If we infringe or are alleged to infringe intellectual property rights of third parties, it will adversely affect our business.

        Our research, development and commercialization activities, as well as any products or product candidates resulting from these activities including INOMAX and any of our current or future drug-delivery systems, may infringe or be claimed to infringe upon patents or patent applications under which we do not hold licenses or other rights. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

        As a result of patent infringement claims, or in order to avoid potential claims, we or our collaborators may choose or be required to seek a license from the third party and be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms. This could harm our business significantly.

        There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared by the USPTO and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

Unfavorable outcomes in intellectual property litigation could limit our research and development activities and/or our ability to commercialize certain products.

        If third parties successfully assert intellectual property rights against us, we might be barred from using certain aspects of our technology platform, or barred from developing and commercializing certain products. Prohibitions against using certain technologies, or prohibitions against commercializing certain products, could be imposed by a court or by a settlement agreement between us and a plaintiff. In addition, if we are unsuccessful in defending against allegations of patent infringement or misappropriation of trade secrets, we may be forced to pay substantial damage awards to the plaintiff. There is inevitable uncertainty in any litigation, including intellectual property litigation. There can be no assurance that we would prevail in any intellectual property litigation, even if the case against us is weak or flawed. If litigation leads to an outcome unfavorable to us, we may be required to obtain a license from the patent owner, in order to continue our research and development programs or to market our products. It is possible that the necessary license will not be available to us on commercially acceptable terms, or at all. This could limit our research and development activities, our ability to commercialize certain products, or both.

        Most of our competitors and potential competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation longer than we could. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs, in-license needed technology, or enter into strategic partnerships that would help us bring our product candidates to market.

        In addition, any future patent litigation, interference or other administrative proceedings will result in additional expense and distraction of our personnel. An adverse outcome in such litigation or proceedings may expose us or our strategic partners to loss of our proprietary position, expose us to significant liabilities, or require us to seek licenses that may not be available on commercially acceptable terms, or at all.

Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our common stock to decline.

        During the course of any patent litigation, there could be public announcements of the results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our products, development programs, or intellectual property could be diminished. Accordingly, the market price of our common stock may decline.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information.

        In addition to patents, we rely on trade secrets, technical know-how, and proprietary information concerning our business strategy in order to protect our inventions and exclusivity. In the course of our research and development activities and our business activities, we often rely on confidentiality agreements to protect our proprietary information. Such confidentiality agreements are used, for example, when we talk to vendors of laboratory or clinical development services or potential strategic partners. In addition, each of our employees is required to sign a confidentiality agreement upon joining our company. There can be no guarantee that an employee or an outside party will not make an unauthorized disclosure of our proprietary confidential information. This might happen intentionally or inadvertently. It is possible that a competitor will make use of such information, and that our competitive position will be compromised, despite any legal action we might take against persons making such unauthorized disclosures.

        Trade secrets are difficult to protect. Our employees, consultants, advisors, contractors, or outside scientific collaborators might intentionally or inadvertently disclose our trade secret information to competitors. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States sometimes are less willing than U.S. courts to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

        Certain of our partners may have rights to publish data and other information to which we have rights. In addition, we sometimes engage individuals or entities to conduct research relevant to our business. The ability of these individuals or entities to publish or otherwise publicly disclose data and other information generated during the course of their research is subject to certain contractual limitations. These contractual provisions may be insufficient or inadequate to protect our confidential information. If we do not apply for patent protection prior to such publication, or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

        The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

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  Others may be able to develop and commercialize treatments that are similar to our product or product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed.

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  We or our licensors or strategic partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed.

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  We or our licensors or strategic partners might not have been the first to file patent applications covering certain of our inventions.

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  Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights.

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  It is possible that our pending patent applications will not lead to issued patents.

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  Issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

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  Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

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  We may not develop additional proprietary technologies that are patentable.

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  The patents of others may have an adverse effect on our business.

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  Another party may be granted orphan exclusivity for an indication that we are seeking before us or may be granted orphan exclusivity for one of our products for another indication.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

        As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological complexity and legal complexity. Therefore, obtaining and enforcing biopharmaceutical patents is costly, time consuming and inherently uncertain. In addition, Congress may pass patent reform legislation. The Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Risks Related to this Offering and Ownership of our Common Stock

You will not have the same protections available to other stockholders of NASDAQ-listed companies because we are a "controlled company" within the meaning of The NASDAQ Global Market's standards and, as a result, will qualify for, and will rely on, exemptions from several corporate governance requirements.

        Certain of our stockholders are parties to a voting agreement and intend to report that they hold their shares of our stock as part of a group. Upon completion of this offering, these stockholders, the New Mountain Entities; Linde; ARCH; and Venrock IV, Venrock Partners and Venrock Entrepreneurs, collectively the Venrock Entities, are expected to control a majority of our outstanding capital stock and will be able to elect a majority of our directors. As a result, we will be a "controlled company" within the meaning of the rules governing companies with stock quoted on The NASDAQ Global Market. Under these rules, a company as to which an individual, a group or another company holds more than 50% of the voting power is considered a "controlled company" and can choose to be exempt from the following corporate governance requirements:

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  a majority of the board of directors consist of independent directors;

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  compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors; and

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  director nominees be selected or recommended for election by a majority of the independent directors or by a nominating committee that is composed entirely of independent directors.

        Following this offering, we intend to avail ourselves of these exemptions. In addition, because we are listing our common stock in connection with an initial public offering, following this offering our audit committee will not consist entirely of independent directors. Furthermore, our lead director, Alok Singh, will not be independent and our compensation committee will not have a majority of independent directors. Accordingly, you will not have the same protections afforded to stockholders of other companies that are subject to all of The NASDAQ Global Market corporate governance requirements as long as the Controlling Entities own a majority of our outstanding capital stock.

Our stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

        The market price of our common stock could be subject to significant fluctuations after this offering, and it may decline below the initial public offering price. Market prices for securities of healthcare companies have historically been particularly volatile. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. Some of the factors that may cause the market price of our common stock to fluctuate include:

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  fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

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  changes in estimates of our financial results or recommendations by securities analysts;

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  changes in market valuations of similar companies;

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  success of competitive products;

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  changes in our capital structure, such as future issuances of securities or the incurrence of debt;

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  clinical or regulatory developments with respect to our product or product candidates or those of our competitors;

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  announcements by us or our competitors of significant acquisitions or strategic alliances;

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  regulatory developments in the United States, foreign countries or both;

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  litigation involving our company, our general industry or both;

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  corrective actions, product recalls or similar actions;

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  additions or departures of key personnel;

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  investors' general perception of us; and

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  changes in general economic, industry and market conditions.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the "Underwriting" section of this prospectus. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have                        shares of common stock outstanding based on the number of shares outstanding as of                        . The remaining                        shares, or        % of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations under federal securities laws, in the near future as set forth below.

Number of Shares and % of Total Outstanding	Date Available for Sale into Public Market
Shares, or %	On the date of this prospectus
Shares, or %	90 days after the date of this prospectus
Shares, or %
180 days after the date of this prospectus, subject to the requirements of the federal securities laws, and subject to extension in specified instances, due to lock-up agreements between the holders of these shares and the underwriters; however, the representative of the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time

        In addition, as of September 30, 2010, there were 12,122,216 shares subject to outstanding options and restricted stock units that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended. Moreover, after this offering, holders of an aggregate of approximately 93,641,656 shares of our outstanding common stock and common stock issuable upon conversion of our outstanding warrant, series A preferred stock and series B preferred stock as of September 30, 2010, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity incentive plans. Once we register and issue these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements.

Because we do not currently intend to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on your investment unless you sell your common stock for a price greater than that which you paid for it.

        Although we declared on May 10, 2010 and paid a special cash dividend of $130.0 million to our stockholders of record as of May 28, 2010, we currently intend to retain future earnings, if any, for future operation, expansion and debt repayment and do not intend to pay any additional cash dividends for the foreseeable future. Any decision to declare and pay cash dividends in the future will be made at the direction of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay cash dividends is limited by covenants of our and our subsidiaries' outstanding indebtedness, including our senior secured credit facilities. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

Our largest stockholders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including any change of control.

        Upon the completion of this offering, we anticipate that our largest stockholders, the New Mountain Entities, will own, in the aggregate, approximately        % of our outstanding common stock (    % if the underwriters exercise in full their option to purchase additional shares). Following the completion of this offering, (i) the New Mountain Entities are entitled to elect (a) three directors, for so long as they beneficially own 15% or more of our outstanding common stock, (b) two directors, for so long as they beneficially own less than 15% but more than 5% of our outstanding common stock and (c) one director, for so long as they own less than 5% of our outstanding common stock but more than one share of common stock and (ii) each of ARCH, the Venrock Entities and Linde, each voting as a separate class, is entitled to elect one director for so long as such holder owns 5% or more of our outstanding common stock. In addition, the right to elect each of its directors will be transferrable by the New Mountain Entities when transferred with at least one-third of the aggregate number of shares of our common stock issued upon conversion of the series B preferred stock originally purchased by the New Mountain Entities.

        The New Mountain Entities will also retain the benefit of certain rights conferred by the investor stockholders agreement. See "Certain Relationships and Related Person Transactions—Investor Stockholders Agreement." As a result, the New Mountain Entities would be able to exert significant influence over matters requiring board approval, including the compensation and hiring and firing of our senior management, business combinations, issuance of shares of our capital stock, incurrence of debt, and payment of dividends, and their consent would be required for many matters requiring approval by our stockholders. If the New Mountain Entities propose to sell at least 80% of their shares of our common stock issued upon conversion of their series B preferred stock to a third party (which would represent, together with any other shares of capital stock proposed to be transferred, more than 50% of our outstanding capital stock) or we propose to sell or otherwise transfer for value all or substantially all of our stock, assets or business (whether by merger, sale or otherwise) to a third party, then the New Mountain Entities at their option may require (i) in the case of a sale of capital stock by the New Mountain Entities, that each person or entity that held shares of our capital stock prior to this offering, collectively our current stockholders, sell a proportionate amount of such stockholder's shares of capital stock and waive any appraisal right that it may have in connection with the transaction and (ii) in any case, if stockholder approval of the transaction is required and our stockholders are entitled to vote thereon, that that each of our current stockholders vote all of such stockholder's shares of our capital stock in favor of such transaction. These rights will terminate when the New Mountain Entities and their assignees beneficially own less than 20% of our outstanding common stock (as set forth as outstanding on the cover of our then most recently filed annual report on Form 10-K or quarterly report on Form 10-Q). See "Certain Relationships and Related Person Transactions—Investor Stockholders Agreement" and "—Common Stockholders Agreement" included elsewhere in this prospectus. Upon completion of this offering, we anticipate that the New Mountain Entities together with our current stockholders will own, in the aggregate, approximately        % of our outstanding common stock (        % if the underwriters exercise in full their option to purchase additional shares).

        The New Mountain Entities may have interests that differ from your interests, and they may vote in a way with which you disagree and that may be adverse to your interests. The concentration of ownership of our capital stock may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may adversely affect the market price of our common stock. See "Related Person Transactions—Investor Stockholders Agreement."

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

        The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $            in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in the offering will have contributed            % of the total consideration paid by our stockholders to purchase shares of common stock. Moreover, we issued options in the past to acquire common stock at prices significantly below the assumed initial public offering price. As of September 30, 2010, 10,753,491 shares of common stock were issuable upon exercise of outstanding stock options with a weighted average exercise price of $6.10 per share and 1,368,725 shares of common stock were issuable upon settlement of restricted stock units. Additionally, on the first day our common stock is traded on The NASDAQ Global Market, we will grant stock options to purchase 580,000 shares of our common stock.

        To the extent that these outstanding options and restricted stock units are ultimately exercised, you will incur further dilution. For a further description of the dilution that you will experience immediately after this offering, see the "Dilution" section of this prospectus.

Our management will have broad discretion over the use of the net proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

        Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for the repayment of a portion of our indebtedness, a portion for expenses we expect to incur in connection with the build-out of a new corporate headquarters and the remainder for working capital and other general corporate purposes, including acquisition and in-licensing opportunities. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our ability to produce accurate financial statements and on our stock price.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. We have not been subject to these requirements in the past. The internal control report must contain (i) a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting, (ii) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (iii) management's assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective, and (iv) a statement that our independent registered public accounting firm has issued an attestation report on internal control over financial reporting.

        To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to (i) assess and document the adequacy of internal control over financial reporting, (ii) continue steps to improve control processes where appropriate, (iii) validate through testing that controls are functioning as documented, and (iv) implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, we can provide no assurance as to our, or our independent registered public accounting firm's, conclusions with respect to the effectiveness of our internal control over financial reporting under Section 404. There is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Our independent registered public accounting firm previously identified material weaknesses in our internal control over financial reporting. If we fail to achieve and maintain effective internal control over financial reporting, we could face difficulties in preparing timely and accurate financial reports, which could result in a loss of investor confidence in our reported results and a decline in our stock price.

        In connection with its audit of our consolidated financial statements for the years ended December 31, 2007 and 2008, KPMG LLP, our independent registered public accounting firm, identified material weaknesses in our internal control over financial reporting. Statement on Auditing Standard No. 115 (SAS No. 115), which supersedes Statement on Auditing Standard No. 112, defines a material weakness as a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

        The two material weaknesses identified during the 2007 audit related to (i) ineffective policies and procedures around purchase accounting related to the 2007 acquisitions of INO Therapeutics and Ikaria Research, Inc. and (ii) ineffective policies and procedures with respect to the preparation and management review of our consolidated financial statements. We remediated both of these material weaknesses during 2008 by adding key personnel, which resulted in enhanced expertise within the finance department, and by implementing more effective management review practices.

        The material weakness identified during the 2008 audit related to ineffective policies and procedures around the calculation of our unbilled revenue estimate. This calculation involved an estimate of (i) gross revenue earned from the delivery of INOtherapy to a patient for which an invoice had not yet been issued and (ii) credits to be issued subsequent to year-end on both billed and unbilled revenue. We remediated this material weakness during 2009 by implementing more robust reviews around the estimation of net unbilled revenue and by analyzing subsequent actual invoice and credit data prior to finalizing our estimates. With the implementation of the new billing model in 2010, we will no longer need to estimate net unbilled revenue.

        Our independent registered public accounting firm completed its audit of our consolidated financial statements for the year ended December 31, 2009 without identifying any ongoing or additional material weaknesses, as defined by SAS No. 115, in our internal control over financial reporting. It is possible that we or our independent registered public accounting firm may identify additional material weaknesses in our internal control over financial reporting in the future. Any failure or difficulties in implementing and maintaining these controls could cause us to fail to meet the periodic reporting obligations that we will become subject to after this offering or result in material misstatements in our consolidated financial statements. The existence of a material weakness could result in errors requiring a restatement of our consolidated financial statements, cause us to fail to meet our reporting obligations after this offering and cause investors to lose confidence in our reported financial information, which could lead to a decline in our stock price.

Anti-takeover provisions contained in our certificate of incorporation and by-laws, provisions of Delaware law and our investor stockholders agreement, could impair a takeover attempt.

        Our certificate of incorporation, by-laws and Delaware law all contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

  •
  establishing a classified board of directors so that not all members of our board are elected at one time;

  •
  authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

  •
  limiting the liability of, and providing indemnification to, our directors and officers;

  •
  limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

  •
  requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

  •
  controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

  •
  providing the board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings; and

  •
  limiting the determination of the number of directors on our board of directors and the filling of vacancies or newly created seats on the board to our board of directors then in office.

        These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our management.

        In addition, the New Mountain Entities may require stockholders who acquired shares of our stock prior to this offering, who will own approximately    % of our outstanding common stock following this offering on an as-converted to common stock basis, to sell their shares of our stock in connection with, and/or vote their shares in favor of, certain transactions in which the New Mountain Entities propose to sell all or any portion of their shares of our stock or in which we propose to sell or otherwise transfer for value all or substantially all of the stock, assets or business of our company. See "Certain Relationships and Related Person Transactions—Investor Stockholders Agreement" and "—Common Stockholders Agreement" included elsewhere in this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

        The forward-looking statements in this prospectus include, among other things, statements about:

  •
  continued growth and acceptance of INOtherapy;

  •
  our ability to obtain additional indications for INOMAX;

  •
  our ability to comply with laws and government regulations;

  •
  the success of our new billing model;

  •
  our ability to fund operations with cash flow from net sales;

  •
  our ability to acquire and develop additional product candidates or approved products;

  •
  the success and timing of our product and product candidate development activities and clinical trials;

  •
  our ability to obtain and maintain regulatory approvals for our product and product candidates;

  •
  our ability to successfully commercialize additional products;

  •
  our ability to manage growth and successfully expand operations;

  •
  our ability to complete the voluntary recall and replacement of our INOMAX DS drug-delivery systems;

  •
  our ability to penetrate foreign markets;

  •
  the performance of our collaborators, single source-suppliers and manufacturers;

  •
  the success of competing treatments and interventions;

  •
  our ability to obtain and maintain intellectual property protection for our product and product candidates;

  •
  the loss of key personnel;

  •
  regulatory developments in the United States and foreign countries;

  •
  our use of the proceeds from this offering; and

  •
  the accuracy of our estimates regarding revenues, expenses, capital requirements and needs for additional financing, and our ability to obtain additional financing.

        We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the "Risk Factors" section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

        We estimate that the net proceeds to us from our issuance and sale of                        shares of our common stock in this offering will be approximately $             million, assuming an initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares, we estimate that the net proceeds from this offering will be approximately $         million, assuming an initial public offering price of $         per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

        We intend to use the net proceeds received by us in connection with this offering for the following purposes and in the following amounts:

  •
  approximately $       million to repay a portion of our indebtedness, including any accrued interest on such indebtedness, as required under our new term loan;

  •
  approximately $       million for expenses we expect to incur in connection with the build-out of a new corporate headquarters, including for leasehold improvements, telecommunications equipment, furniture and fixtures; and

  •
  the remainder for working capital and other general corporate purposes, including acquisition and in-licensing opportunities.

        As of September 30, 2010, we had $245.6 million outstanding on our new term loan, net of original issue discount. The new term loan currently bears interest at LIBOR plus 5.00% per annum, with a 2.00% floor. The new term loan matures on May 14, 2016. We used the proceeds of the new term loan to repay the outstanding balance on our previous term loan and to pay the special cash dividend to our stockholders. After application of approximately $       million of the net proceeds from this offering to repay a portion of our indebtedness under our new term loan, we expect that approximately $        will be outstanding under the new term loan.

        This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts, the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties for our product candidates, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We have no current understandings, agreements or commitments for any material acquisitions or licenses of any products, businesses or technologies. We currently intend to continue to use cash flow from net sales of INOtherapy to fund our research and development efforts, including the late-stage clinical trials and other clinical trials we may conduct, over the next few years. Through the end of 2013, inclusive of milestone payments, we currently estimate that we will spend approximately $11 million on the development of INOMAX for the prevention of BPD, approximately $12 million on the development of INOMAX for the treatment of ARDS and approximately $                on the development of INOMAX for the treatment of PAH. In addition, we currently estimate that we will spend approximately $22 million on the development of LUCASSIN and approximately $115 million on the development of IK-5001, which are our later stage product candidates.

        Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

        We declared on May 10, 2010 and paid to our stockholders of record as of May 28, 2010 a special cash dividend of $130.0 million from the proceeds of our new credit facility and cash on hand. Our executive officers received an aggregate dividend amount of approximately $74,000. None of our directors received the dividend. The stockholders affiliated with our directors received an aggregate dividend amount of $114.2 million.

        We have not declared or paid any other cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business and, therefore, do not intend to pay any additional cash dividends to our stockholders in the foreseeable future.

        The terms of our new credit agreement permitted the special cash dividend described above, but otherwise restrict payment of cash dividends on our capital stock. In addition, pursuant to our investor stockholders agreement, for as long as the New Mountain Entities and their assignees own at least 15% of our outstanding capital stock we may not pay or declare a dividend or distribution on any shares of our capital stock (other than dividends from a wholly owned subsidiary to its parent company) without their approval.

CAPITALIZATION

        The following table sets forth our cash, cash equivalents and capitalization as of June 30, 2010:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to:

  (i)
  the conversion of all outstanding shares of our non-voting common stock, series A preferred stock and series B preferred stock into 89,848,575 shares of common stock; and

  (ii)
  the reclassification of a warrant to purchase 60,000 shares of series A preferred stock from other liabilities to stockholders' equity based on the warrant becoming exercisable for common stock upon the closing of this offering; and

  •
  on a pro forma as adjusted basis to give effect to (i) the issuance of                        shares of our common stock in this offering, (ii) the receipt of the estimated net proceeds from this offering based on an assumed initial public offering price of $            per share, the mid-point of the price range reflected on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the application of $                of such net proceeds to repay a portion of our indebtedness.

        You should read the information in this table together with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2010
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(Unaudited) (Dollars in thousands, except per share data)
Cash and cash equivalents	$27,853	$27,853	$

Term loan, including current portion	$245,239	$245,239	$
Series A preferred stock warrant	393	—
Series A convertible preferred stock, 11,421,300 shares authorized, 11,361,250 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	32,152	—
Series B convertible preferred stock, 76,980,900 shares authorized, 76,980,811 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	356,777	—
Series C-1 - C-4 preferred stock, 400 shares authorized, issued and outstanding, actual, pro forma and pro forma as adjusted	1	1

Total redeemable preferred stock and warrant	389,323	1
Stockholders' (deficit) equity:
Common stock, par value $0.01 per share; 110,000,000 shares authorized, 3,733,081 shares issued and outstanding, actual; 125,000,000 shares authorized, 93,581,656 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	37	936
Non-voting common stock, par value $0.01 per share; 15,000,000 shares authorized, 1,506,514 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	15	—
Common stock warrant	—	393
Additional paid-in capital	1,827	389,872
Accumulated other comprehensive income (loss)	153	153
Accumulated deficit	(280,923)	(280,923)

Total stockholders' (deficit) equity	(278,891)	110,431

Total capitalization	$355,671	$355,671	$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the mid-point of the range reflected on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total stockholders' equity and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of additional paid-in capital, total stockholders' equity and total capitalization by approximately $             million, assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

        The outstanding share information in the table above excludes the following as of June 30, 2010:

  •
  10,837,991 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2010 at a weighted average exercise price of $6.12 per share;

  •
  419,350 shares of our common stock issuable upon settlement of restricted stock units outstanding as of June 30, 2010; and

  •
  60,000 shares of our common stock issuable upon the exercise of a warrant held by SVB Financial Group.

DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

        Our historical net tangible book value as of                        was $             million, or $            per share of our common stock. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding.

        Our pro forma net tangible book value as of                        was $             million, or $            per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the pro forma number of shares of our common stock outstanding after giving effect to the conversion of all outstanding shares of our series A preferred stock, series B preferred stock and non-voting common stock into an aggregate of                        shares of our common stock upon the closing of this offering.

        After giving effect to our issuance and sale of                        shares of our common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of                        would have been $             million, or $            per share. This represents an immediate increase in pro forma net tangible book value per share of $            to existing stockholders and immediate dilution of $            in pro forma net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of	$
Increase attributable to the conversion of outstanding preferred stock

Pro forma net tangible book value per share as of
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our pro forma net tangible book value by approximately $            , our pro forma net tangible book value per share by approximately $            and dilution per share to new investors by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

        If the underwriters exercise in full their option to purchase additional shares, the pro forma as adjusted net tangible book value will increase to $         per share, representing an immediate increase to existing stockholders of $         per share and an immediate dilution of $         per share to new investors, in each case, assuming an initial public offering price of $        per share, which is the midpoint of the range listed on the cover page of this prospectus.

        If any additional shares are issued in connection with outstanding options or warrants, you will experience further dilution.

        The following table summarizes, on a pro forma basis as of                        , the total number of shares purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by new investors in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the total consideration paid by new investors by $             million and increase (decrease) the percentage of total consideration paid by new investors by approximately        %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and before deducting estimated underwriting discounts and commissions and expenses payable by us.

        The table above is based on shares outstanding as of June 30, 2010 and includes 89,848,575 shares of our common stock issuable upon the conversion of all outstanding shares of our series A preferred stock and series B preferred stock and our non-voting common stock upon the closing of this offering.

        The table above excludes:

  •
  10,837,991 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2010 at a weighted average exercise price of $6.12 per share;

  •
  419,350 shares of our common stock issuable upon settlement of restricted stock units outstanding as of June 30, 2010; and

  •
  60,000 shares of our common stock issuable upon the exercise of a warrant held by SVB Financial Group.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read together with our consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace our consolidated financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.

        The selected consolidated financial data as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 and for the period from January 1, 2007 through March 27, 2007 have been derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by KPMG LLP, an independent registered public accounting firm. The selected consolidated financial data as of December 31, 2007, 2006 and 2005 and for the years ended December 31, 2006 and 2005 have been derived from audited consolidated financial statements not included in this prospectus. The selected consolidated financial data for the six months ended June 30, 2009 and 2010 and the selected balance sheet data as of June 30, 2010 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited financial statements have been prepared on the same basis as the audited financial statements and notes thereto and, in the opinion of our management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the information for the unaudited interim periods. Our historical results for prior interim periods are not necessarily indicative of results to be expected for a full year or for any future period.

        From January 1, 2007 through March 27, 2007, we did not conduct any commercial operations. On March 28, 2007, we closed a private offering of our series B convertible preferred stock, which resulted in proceeds of approximately $280 million, and secured $235.0 million in financing from the previous term loan. With the proceeds from the private placement and the previous term loan and the issuance of stock, options and a warrant, we acquired the net assets of INO and all of the outstanding equity of Ikaria Research, Inc. on March 28, 2007.

        The term Predecessor refers to INO Therapeutics prior to March 28, 2007 and the term Successor refers to Ikaria, Inc. and its consolidated subsidiaries. Our combined results of operations for the year ended December 31, 2007 represent the addition of the Predecessor period from January 1, 2007 through March 27, 2007 and the Successor period from January 1, 2007 through December 31, 2007. This combination does not comply with GAAP or with the rules for pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" for a discussion of the presentation of our results for the year ended December 31, 2007 on a combined basis.

								Successor	Successor
					Combined
	Predecessor			Successor		Successor	Successor	Six Months Ended June 30, 2009 (Unaudited)	Six Months Ended June 30, 2010 (Unaudited)
					Year Ended December 31, 2007 (Unaudited)
	Year Ended December 31, 2005	Year Ended December 31, 2006	January 1 to March 27, 2007	Year Ended December 31, 2007		Year Ended December 31, 2008	Year Ended December 31, 2009
	(Amounts in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenue:
Net sales	$142,519	$163,536	$48,270	$158,479	$206,749	$236,731	$274,342	$131,140	$146,603
Other revenue	1,044	1,314	—	2,450	2,450	63	250	125	125

Total revenues	143,563	164,850	48,270	160,929	209,199	236,794	274,592	131,265	146,728
Operating Costs and Expenses:
Cost of sales	37,344	38,516	10,566	102,753	113,319	51,572	52,380	25,853	31,804
Selling, general and administrative	39,379	37,358	8,498	33,507	42,005	61,844	83,879	35,517	41,713
Research and development	24,779	33,051	8,763	35,202	43,965	68,538	75,421	25,376	41,279
Acquisition-related in-process research and development	—	—	—	271,637	271,637	—	—	—	—
Amortization of acquired intangibles	—	—	—	22,187	22,187	30,452	30,720	15,360	15,342
Other operating expense (income), net	915	1,162	(57)	(66)	(123)	356	(410)	(115)	900

Total operating expenses	102,417	110,087	27,770	465,220	492,990	212,762	241,990	101,991	131,038
Income (loss) from operations	41,146	54,763	20,500	(304,291)	(283,791)	24,032	32,602	29,274	15,690
Other (expense) income:
Interest income	302	2,926	63	187	250	229	385	144	221
Interest expense	(136)	—	—	(14,725)	(14,725)	(13,378)	(9,248)	(4,508)	(8,809)
Loss on extinguishment and modification of debt	—	—	—	—	—	—	—	—	(3,668)

Other (expense) income, net	166	2,926	63	(14,538)	(14,475)	(13,149)	(8,863)	(4,364)	(12,256)
Income (loss) before income taxes	41,312	57,689	20,563	(318,829)	(298,266)	10,883	23,739	24,910	3,434
Income tax (expense) benefit	(154)	(327)	(8,517)	109,105	100,588	(1,288)	(10,760)	(10,693)	(1,718)

Net income (loss)	$41,158	$57,362	$12,046	$(209,724)	$(197,678)	$9,595	$12,979	$14,217	$1,716

Net income (loss) attributable to common stockholders				$(209,724)		$479	$660	$721	$(121,005	)(2)

Net income (loss) per common share, basic and diluted				$(65.28)		$0.10	$0.14	$0.15	$(24.93	)(2)
Unaudited pro forma net income							$5,245 (1)		$2,602	(1)

Unaudited pro forma net income per common share, basic							$0.06 (1)		$0.03	(1)
Unaudited pro forma net income per common share, diluted							$0.05		$0.03
Dividends paid per share									$1.39

(1)
See "Prospectus Summary—Summary Consolidated Financial Data" for an explanation of unaudited pro forma net income and net income per share.

(2)
The net loss attributable to common stockholders and the net loss per common share for the six months ended June 30, 2010 was impacted by the $122.7 million paid to preferred stock holders paid in connection with the dividend declared and paid during the period.

	Predecessor		Successor
	As of December 31,		As of December 31,			As of June 30, 2010 (Unaudited)
	2005	2006	2007	2008	2009
	(Amounts in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$364	$236	$3,870	$51,651	$95,226	$27,853
Working capital	50,652	115,622	51,971	72,403	115,342	60,352
Total assets	124,822	176,947	422,522	441,569	468,205	403,498
Long-term debt, including current portion	—	—	193,513	191,563	175,721	245,239
Warrant liability	—	—	298	527	454	393
Redeemable preferred stock	—	—	388,930	388,930	388,930	388,930
Members' equity	96,148	153,510	—	—	—	—
Total stockholders' (deficit) equity	—	—	(192,336)	(181,382)	(156,207)	(278,891)

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis together with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

        We are a fully-integrated biotherapeutics company focused on developing and commercializing innovative therapeutics and interventions designed to meet the significant unmet medical needs of critically ill patients. We believe that this focus, combined with our strengths in research and development, manufacturing, and sales and marketing, position us to be a leader in the critical care market.

        Our net sales are generated from INOtherapy, our all-inclusive offering of drug product, services and technologies, which we first commercialized in 2000. INOtherapy includes our FDA-approved drug INOMAX (nitric oxide) for inhalation, use of our proprietary FDA-cleared drug-delivery system, INOcal calibration gases, distribution, emergency delivery, technical and clinical assistance, quality maintenance, on-site training and 24/7/365 customer service. INOMAX is the only treatment approved by the FDA for HRF associated with pulmonary hypertension in term and near-term infants. We sell INOtherapy in the United States, Canada, Australia, Mexico and Japan. We manufacture and package INOMAX at our facility in Louisiana and manufacture delivery systems for INOMAX at our facility in Wisconsin. The principal U.S. patents covering INOMAX, which we license from MGH, will expire on January 23, 2013.

        In 2009, 2008 and 2007, INOtherapy net sales were $274.3 million, $236.7 million and $206.7 million (on a combined basis—see below), respectively, approximately 95% of which reflects sales in the United States in each of these years. Net sales for the six months ended June 30, 2010 were $146.6 million as compared to $131.1 million for the comparable period in 2009.

        We were initially incorporated on August 18, 2006 and established for the purpose of acquiring INO Therapeutics, a specialty pharmaceutical company, and Ikaria Research, Inc., a development-stage biotechnology company. From August 18, 2006 through March 27, 2007, we did not conduct any commercial operations. On March 28, 2007, we closed a private offering of our series B preferred stock, which resulted in proceeds of approximately $280 million, and secured $235.0 million in financing from the previous term loan. With the proceeds from the private placement and the previous term loan and the issuance of stock, stock options and a warrant, we acquired the sole membership interest of INO Therapeutics and all the outstanding equity of Ikaria Research, Inc. on March 28, 2007. In this prospectus, the term Predecessor refers to INO Therapeutics prior to March 28, 2007 and the term Successor refers to us and our consolidated subsidiaries. We have combined the statement of operations for the year ended December 31, 2007 to include the statement of operations of the Successor for the year ended December 31, 2007 (for which there was no activity through March 27, 2007) and the Predecessor for the period January 1, 2007 to March 27, 2007. This combination is not presented in accordance with GAAP or with the rules for pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our results.

New Credit Facility and Dividend

        In May 2010, we entered into a new credit facility consisting of the $250.0 million new term loan and a $40.0 million line of credit. We entered into this new credit facility to provide us with additional business flexibility for acquisitions, in-licensing transactions and capital expenditures, to extend the maturities of our previous term loan and revolving line of credit, and to return capital to our investors while maintaining our equity ownership structure. We used a portion of the proceeds from the new term loan to repay the entire outstanding balance on our previous term loan. We do not expect to draw down on the line of credit at this time. In May 2010, our board of directors declared a special cash dividend of $130.0 million, which we paid to the record holders of our capital stock as of May 28, 2010. We paid the dividend from the remaining proceeds of the new term loan and cash on hand.

Recent Developments

Voluntary Recall

        The estimated incremental costs of our July 2010 voluntary recall are $1.1 million and are included in cost of sales for the six months ended June 30, 2010. The estimated expense includes materials, labor and freight costs to replace all INOMAX DS systems that are impacted, and we expect to complete this remediation by December 2010.

Financial Operations Overview

Revenue

        We derive revenue primarily from sales of INOtherapy. Historically, we offered INOtherapy at a fixed, hourly rate that was tied directly to the number of hours of INOMAX used. Each product cylinder is equipped with an INOmeter that measures the number of hours and cumulative duration of INOMAX actual usage. We estimated unbilled revenue for INOtherapy that had been used, but for which usage information was not yet available or for which we had not yet otherwise billed. In addition, we recorded INOtherapy revenue net of expected patient credits. Credits were issued, under our expense limitation program, on a per patient basis following application from the hospital for patients who exceeded certain durations.

        Effective January 1, 2010, we began implementing a new tier-based billing model, which impacted the way we recognize revenue. For an explanation of the new tier-based billing model, see "Critical Accounting Policies and Significant Estimates—Revenue Recognition."

Cost of Sales

        Cost of sales consists of the expenses associated with producing and distributing INOtherapy to our customers. In particular, our cost of sales includes:

  •
  salaries, stock-based compensation and related expenses for employees in both manufacturing and servicing, product distribution, logistics, and quality;

  •
  royalties due to third parties on net sales;

  •
  drug manufacturing overhead, including depreciation, maintenance and utilities;

  •
  depreciation of drug-delivery systems;

  •
  maintenance of regional service and distribution centers, including rent and utilities;

  •
  distribution expenses, including fleet, fuel, third-party freight and warehousing; and

  •
  cost of parts, disposables, calibration gases and pharmaceutical ingredients.

Research and Development Expenses

        Research and development expenses consist of expenses incurred in connection with the discovery and development of our product candidates. These expenses consist primarily of:

  •
  salaries, stock-based compensation and related expenses for employees in research and development functions;

  •
  expenses incurred under agreements with contract research organizations, investigative sites and consultants that conduct our clinical trials;

  •
  costs of acquiring and manufacturing clinical trial materials;

  •
  costs related to upfront and pre-regulatory approval milestone payments under in-licensing agreements;

  •
  costs related to compliance with domestic and international regulatory requirements for clinical trials;

  •
  fees paid to third parties involved in research and development activities;

  •
  costs related to research and development facilities and equipment, which include rent, depreciation and maintenance;

  •
  costs for laboratory supplies; and

  •
  other costs associated with non-clinical research and development activities and regulatory approvals.

        Our research and development programs are focused on developing and commercializing innovative therapies for use in the critical care market. To develop our product candidates, we use in-house expertise and rely heavily on third-party contractors to perform many activities related to our clinical trials, including patient recruitment, monitoring services and conducting the trials. Conducting clinical trials is a complicated, lengthy and expensive process and may not always meet the intended endpoint or result in regulatory approval of new product candidates or additional or expanded indications for existing products.

        Below is a description of our current product and product candidates:

Product / Product Candidate	Active Pharmaceutical Ingredient / Mechanism of Action	Primary Indication(s)	Status
INOtherapy / INOMAX	Nitric oxide / pulmonary vasodilator	Hypoxic respiratory failure Bronchopulmonary dysplasia Acute respiratory distress syndrome-chronic lung disease	Marketed Pivotal Phase 3 Phase 2 in planning stage
		Pulmonary arterial hypertension	Phase 2 in planning stage
LUCASSIN	Terlipressin / vasopressin receptor agonist	Hepatorenal Syndrome Type 1	Pivotal Phase 3 commenced in 2010
IK-5001	Sodium alginate and calcium gluconate / mechanical support of infarcted heart muscle	Cardiac remodeling and subsequent congestive heart failure following acute myocardial infarction	Phase 2 and pivotal Phase 3 expected to commence in 2011

        We also have a number of programs in preclinical development, including (i) IK-1001, which is hydrogen sulfide, or H2S, a naturally occurring molecule to be delivered as sodium sulfide for a range of critical care conditions characterized by tissue ischemia, and (ii) IK-600X, a portfolio of investigational compounds for a range of critical care conditions characterized by vascular leakage.

        The following tables summarize our research and development expenses directly attributable to our product candidates for the years ended December 31, 2005, 2006, 2007, 2008 and 2009, and the six months ended June 30, 2009 and 2010. They do not include the $271.6 million of in-process research and development, or IPR&D, expensed in 2007 arising from the Transaction. Development projects that have been terminated are included in "Terminated projects," and earlier-stage development projects are included in "Other projects." A significant portion of our research and development costs are not tracked by product candidate program as they benefit multiple programs. As a result, we do not allocate salaries, benefits or other indirect costs, such as administration of medical information and regulatory affairs, to our development candidates but include these costs in "R&D support."

        The combined data for the year ended December 31, 2007 represents the expenses of the Successor for the year ended December 31, 2007 (for which there was no activity through March 27, 2007) and the expenses of the Predecessor for the period January 1, 2007 to March 27, 2007.

			Combined
	Predecessor			Successor
			Year Ended December 31, 2007 (Unaudited)
(000's)	Year Ended December 31, 2005	Year Ended December 31, 2006		Year Ended December 31, 2008	Year Ended December 31, 2009	Total
INOtherapy/INOMAX:
HRF	$479	$779	$227	$246	$59	$1,790	(a)
BPD	5,129	4,452	7,259	6,458	3,209	26,507
ARDS	—	—	—	—	—	—
PAH	—	—	—	—	—	—
LUCASSIN	—	—	—	18,153	4,144	22,297	(b)
IK-5001	—	—	—	—	17,279	17,279	(c)
IK-1001	—	—	7,566	9,912	13,028	30,506
Other projects	—	—	—	—	7,311	7,311	(d)
Terminated projects	3,051	10,144	9,510	7,613	1,827	32,145
R&D support	16,120	17,676	19,403	26,156	28,564	107,919

Total	$24,779	$33,051	$43,965	$68,538	$75,421	$245,754

(000's)	Six Months Ended June 30, 2010		Six Months Ended June 30, 2009
	(Unaudited)
INOtherapy/INOMAX:
HRF	$—		$—
BPD	2,112		1,111
ARDS	—		—
PAH	—		—
LUCASSIN	11,605	(e)	1,591
IK-5001	1,049		—
IK-1001	5,476		6,666
Other projects	3,549		—
Terminated projects	—		1,691
R&D support	17,488		14,317

Total	$41,279		$25,376

(a)
Includes development costs of INOMAX for HRF outside the United States, including Japan and Canada.

(b)
Includes an upfront cash payment in 2008 of $17.5 million for the North American commercial rights to LUCASSIN.

(c)
Includes an upfront cash payment of $7.0 million for in-licensing of IK-5001 and $10.0 million for achievement of a development milestone.

(d)
Includes an upfront cash payment of $5.25 million for in-licensing of the IK-600X portfolio and $2.0 million for an ongoing collaborative arrangement.

(e)
Includes cash payments totaling $10.0 million related to an amended agreement with Orphan. See "—Licensing and Development Agreements—LUCASSIN" below for further discussion.

        At this time, we cannot reasonably estimate or know the nature, specific timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of our product candidates. This is due to the numerous risks associated with developing drugs and medical devices, including the uncertainty of:

  •
  the progress and results of our clinical trials;

  •
  the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for our product candidates;

  •
  the costs, timing and outcome of regulatory review of our product candidates;

  •
  the emergence of competing technologies and products and other adverse market developments;

  •
  our ability to establish and maintain partnerships and the terms and success of those partnerships; and

  •
  the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims.

        As a result of the uncertainties discussed above, we are unable to determine the duration and completion costs of current or future clinical stages of our product candidates or when, or to what extent, we will generate revenues from the commercialization of any of our product candidates. Development timelines, probability of success and development costs vary widely. We anticipate that we will make determinations as to which additional programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success of each product candidate, as well as ongoing assessment of the product candidate's commercial potential.

        We plan to fund our research and development expenses with net cash flows from sales of INOtherapy; however, we may need or choose to raise additional capital in the future to fund the development and/or acquisition of other product candidates. Upon expiration of the principal issued patents covering INOMAX in the United States in 2013, we may lose a portion of our INOtherapy sales to competitive products, which portion we do not expect to be substantial. However, if such loss of sales is substantial, we may need to alter our business strategy, including possibly reducing our research and development expenses.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses consist principally of salaries and related costs for personnel in executive, finance, business development, sales and marketing, information technology, legal, quality and human resources functions. Other selling, general and administrative expenses include professional fees for legal, consulting, auditing and tax services and facility costs.

        We anticipate that our selling, general and administrative expenses will continue to increase for, among others, the following reasons:

  •
  expenses related to the sales and marketing of our currently marketed product and any product candidates approved for sale in the future; and

  •
  increased payroll, expanded infrastructure and higher consulting, legal, accounting and investor relations costs, and director and officer and other insurance premiums associated with being a public company.

Licensing and Development Agreements

LUCASSIN

        On August 29, 2008, we entered into an agreement with Orphan pursuant to which we acquired the North American rights to LUCASSIN (terlipressin for injection), a potential treatment of HRS

Type 1, which is a rare and often fatal condition characterized by rapid onset of renal failure with a high mortality rate. As part of the agreement, we made an upfront cash payment of $17.5 million to Orphan in 2008, which was recorded as research and development expense in our consolidated statement of operations for 2008 since technological feasibility had not been established for LUCASSIN. Under this agreement, we were responsible for a portion of the development costs prior to regulatory approval. On March 29, 2010, we amended and restated the terms of our August 29, 2008 agreement with Orphan. Pursuant to this agreement, (i) we made an upfront $5.0 million payment to Orphan on signing the agreement, (ii) we agreed to make a $5.0 million milestone payment upon the approval of a special protocol assessment, pursuant to which we and the FDA agreed on the design of a pivotal clinical trial for LUCASSIN, (iii) the previously-agreed royalty rates payable by us to Orphan were reduced, (iv) the previously-agreed approval milestone payment to be made by us to Orphan was reduced, and (v) we agreed to assume full control of conducting a pivotal clinical trial for LUCASSIN and to be responsible for future regulatory interactions with the FDA regarding LUCASSIN. We made the $5.0 million milestone payment described above following receipt of a letter from the FDA indicating that the FDA had completed its review of, and provided further comments to, the protocol for the pivotal Phase 3 clinical trial of LUCASSIN we had submitted. We commenced a pivotal Phase 3 clinical trial of LUCASSIN for the treatment of HRS Type 1 in October 2010.

IK-5001

        On August 26, 2009, we entered into an agreement with BioLine to obtain a worldwide exclusive license to develop and commercialize a product that will be developed through the medical device pathway and is designed to prevent the structural alteration of damaged heart muscle and development of subsequent CHF caused by AMI. At the time of the agreement, the compound was in a Phase 1/2 clinical trial in Europe. In 2009, we made a $7.0 million upfront payment and accrued a $10.0 million milestone payment for the completion of the Phase 1/2 clinical trial, which we paid in 2010. The upfront and milestone payments were recorded as research and development expense on our consolidated statement of operations for 2009. If we successfully achieve all other development, regulatory and commercialization milestones in the agreement, we will be obligated to pay BioLine, in the aggregate, an additional $265.5 million. In addition, we agreed to pay royalties to BioLine on our net sales of IK-5001 if it is approved for commercialization. We expect to commence a Phase 2 clinical trial and a pivotal Phase 3 clinical trial of IK-5001 in 2011.

IK-600X

        On July 17, 2009, we entered into an agreement with Fibrex to obtain the worldwide exclusive license to an investigational portfolio of compounds for use in a range of critical care conditions characterized by vascular leakage. The compounds are in various stages of development. In 2009, we made a $5.25 million upfront payment that was recorded as research and development expense in our consolidated statement of operations for 2009. We will be responsible for completing clinical development and commercialization efforts. As part of this agreement, we are required to make additional payments to Fibrex of approximately $101 million, in the aggregate, upon the achievement of various milestones associated with the development and regulatory approval of the compounds with respect to potential indications. We are also required to pay royalties based on sales should products be approved for commercialization.

Critical Accounting Policies and Significant Estimates

        The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. We base our estimates on historical experience, current business factors and various other assumptions that we believe are necessary to form a basis for making judgments about the carrying values of assets and liabilities and related disclosures. We evaluate our estimates and assumptions on an ongoing basis.

Although we believe our estimates and assumptions are reasonable, actual results could differ significantly from these estimates.

        We believe the following critical accounting policies require the more significant judgments and estimates used in the preparation of our consolidated financial statements:

  •
  revenue recognition;

  •
  research and development expenses;

  •
  valuation of long-lived assets and other intangible assets;

  •
  stock-based compensation;

  •
  income taxes; and

  •
  acquisitions.

Revenue Recognition

        INOtherapy consists of multiple elements but is accounted for as a single unit of accounting, since elements are not sold separately on a stand-alone basis. Prior to adoption of our new billing model in 2010, we recognized revenue based on hours of INOMAX used by patients at established hourly rates. We estimated unbilled revenue for INOtherapy that had been used, but for which the INOmeter reading was not yet available or for which we had not yet otherwise billed. Included in accounts receivable at December 31, 2009 and 2008 are unbilled revenues of $33.4 million and $25.6 million, respectively. In addition, we recorded INOtherapy revenue net of expected patient credits. Credits were issued under our expense limitation program on a per patient basis following application from the hospital for patients that exceed certain durations. Using historical data coupled with judgments about future activity, we developed assumptions to estimate future credits on billed and unbilled usage. As of December 31, 2009 and 2008, the allowances for credits were $22.6 million and $25.2 million, respectively.

        Certain factors, if they occurred, may cause our estimates to change and may cause actual results to differ from our estimates, including varying patient usage patterns and the timing of customer credit submissions. As of December 31, 2009, a 5% change in our unbilled revenue net of expected credits would impact net sales by approximately $0.5 million.

        In 2010, we implemented a new tier-based billing model and eliminated the expense limitation program, which impacts revenue recognition. Under the new billing model, customers can select from a range of options. These options include (i) one option which offers unlimited access to INOtherapy for a fixed fee, (ii) three capped tier options offering increasing allocations of hours of INOMAX, and (iii) a price per hour option. We determine fees and hourly usage allocations for each customer based on its historical usage and credit activity. In addition, we utilize a standard six-month introductory package for new customers and, for very low volume customers, we have a standard package designed to accommodate occasional use. These packages include a capped tier option and a net hourly pricing option. Under the capped tier options, if hourly usage exceeds the cap during the contract period, the customer pays an hourly fee to cover the excess usage for the remainder of the contract. Customers who did not sign a new billing model contract by April 1, 2010 defaulted to the price per hour option. As of June 30, 2010, U.S. customers, representing approximately 85% of our 2009 U.S. net sales, had elected to use one of the four tiered options. For customers using the price per hour option, we recognize revenue based on actual meter readings at the applicable hourly price.

        For customers who select the unlimited access tier and customers who select a capped tier, we bill a fixed monthly fee. We provide our services on a continual basis and, therefore, assuming we provide the customer with sufficient access to INOMAX, we recognize the revenue on a straight-line basis, subject to the following:

  •
  Customers who select one of the top two capped tiers will typically have the option of moving to the next lower tier if their usage is below a specified level following the eighth month of the contract. In this case, we will bill the customer an adjusted monthly fee for the remainder of the contract such that the total cost of the INOtherapy service agreement will be equal to the cost of the lower tier. We currently have no historical information to reliably identify or estimate the number of customers who will elect to move to a lower tier. As a result, we recognize revenue for these customers as if they were contracted at the lower tier and defer the incremental revenue until the earliest to occur of, if any, (i) the customer's hours exceeding the set cap for the lower tier and, therefore, the ability to move down one tier being eliminated, (ii) the customer electing to stay at the initially selected tier, or (iii) the expiration of the time period during which the customer can move to a lower tier in the tenth month of the contract term. As of June 30, 2010, our deferred revenue for the top two capped tier options was $4.9 million.

  •
  For any hours that exceed the limit imposed by a selected capped tier, we recognize revenue based on actual meter readings at the applicable hourly price for the remainder of the contract period.

        The implementation of this new billing model may result in unexpected changes in customer usage patterns going forward. Additionally, the ability of certain customers to move down one level to a lower tier creates additional uncertainty related to future sales levels.

Research and Development Expenses

        We expense research and development expenses as incurred. We expense upfront and milestone payments made to third parties in connection with research and development collaborations as incurred up to the point of regulatory approval. We capitalize and amortize payments made to third parties upon or subsequent to regulatory approval over the remaining useful life of the related product. Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized. These amounts are recognized as research and development expense as the related goods are delivered or the related services are performed.

        In preparing our consolidated financial statements, we estimate our accrued research and development expenses. In that process, we review open contracts and purchase orders and communicate with project leaders to identify services that have been performed and the associated costs incurred that have not yet been invoiced. We make estimates of our accrued expenses as of the balance sheet date based on the facts and circumstances known to us at that time. Examples of estimated accrued research and development expenses include fees related to:

  •
  contract research organizations in connection with clinical studies;

  •
  investigative sites in connection with clinical studies;

  •
  contract manufacturers in connection with the production of clinical trial materials; and

  •
  vendors in connection with research and development activities.

        We record expenses based on estimates of services received and efforts expended under contracts with contract research organizations and research institutions that conduct and manage clinical studies on our behalf. The terms of these agreements vary from contract to contract and may result in uneven expenditures. Payments under some contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. If the actual timing of services provided or level of effort varies from our estimates, we adjust our accrual. Historically, our research and development accruals have been materially accurate. Although we do not expect our estimates to be materially different from amounts actually incurred, our ability to estimate accurately the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in our over-reporting or under-reporting actual costs incurred in a particular period. As of December 31, 2009, a 5% change in our accrued research and development expense, excluding accrued milestone payments, would impact research and development expense by approximately $0.2 million.

Valuation of Long-Lived Assets and Other Intangible Assets

        We review the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We evaluate indefinite-lived intangible assets for impairment at least annually or more frequently if an indicator of potential impairment exists. In performing our evaluations of impairment, we determine fair value using widely accepted valuation techniques, including discounted cash flows. These calculations contain uncertainties as they require us to make assumptions related to future cash flows, projected useful lives of assets and the appropriate discount rate to reflect the risk inherent in future cash flows. We must also make assumptions regarding industry economic factors and the profitability of future business strategies. If actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to a material impairment charge.

        As of December 31, 2009, we completed our annual impairment test for our trademarks and trade names, utilizing the relief from royalty method, and concluded that no impairment existed. Significant assumptions in our analysis included a royalty rate of 2% and a discount rate of 11%.

Stock-Based Compensation

        We measure compensation expense for all stock-based awards made to employees and directors based on the estimated fair value of the award and recognize such expenses on a straight-line basis over the vesting period of the award. Stock-based compensation expense for stock awards granted to non-employees is recognized over the related service periods based on the estimated fair value of the options re-measured at each reporting date until vesting has occurred. The following table presents the summary of stock option awards granted between January 1, 2008 and June 30, 2010:

	Number of Options Granted	Weighted Average Exercise Price ($)(1)
Grant Period:
January 1, 2008 to April 27, 2008	810,000	5.57
April 28, 2008 to October 29, 2008	606,250	6.20
October 30, 2008 to December 30, 2008	1,266,000	8.39
December 31, 2008 to June 29, 2009	445,000	9.58
June 30, 2009 to December 30, 2009	270,000	9.62
December 31, 2009 to May 30, 2010	1,320,000	8.34
May 31, 2010 to June 30, 2010	1,480,000	7.42

Total	6,197,250

(1)
In the second quarter of 2008, we established a policy to price stock options at an exercise price per share equal to the fair value of our common stock, as determined by the next valuation study following board approval of the stock option. The grant date for accounting purposes is the date the valuation is finalized and the exercise price is communicated to the employee.

        During the six months ended June 30, 2010, we granted 419,350 restricted stock units that will, upon vesting, be settled in shares of our common stock.

        As of June 30, 2010, there was approximately $13.0 million of unrecognized compensation cost related to stock options, which is expected to be recognized over a weighted average period of 2.8 years and $1.7 million of unrecognized compensation cost related to restricted stock units, which is expected to be recognized over a weighted average period of 4.0 years. Based on an assumed initial public offering price of $         per share, which represents the midpoint of the range set forth on the cover page of this prospectus, the intrinsic value of stock options outstanding at June 30, 2010 was $         million, of which $         million and $         million related to stock options that were vested and unvested, respectively, at that date.

        We determine the fair value of restricted stock units at the date of grant based on the value of our common stock. We determine the fair value of our stock option awards at the date of grant using a Black-Scholes valuation model. This model requires us to make assumptions and judgments on the expected volatility of our stock, dividend yield, the risk-free interest rate, and the expected term of our option. We utilized the following weighted average assumptions for stock options granted:

		Year Ended December 31,
	Six Months Ended June 30, 2010
		2009	2008
Valuation Assumptions:
Risk-free rate	2.22%	2.03%	2.61%
Expected volatility	42.5%	45.5%	45.5%
Expected term	5.0 yrs	5.32 yrs	5.25 yrs
Dividend yield	—	—	—
  •
  Risk-free interest rate—The risk-free rate is based on the U.S. Treasury yield curve in effect on the date of grant for a term consistent with the expected term of our stock options.

  •
  Expected volatility—As we do not have any trading history for our common stock, the expected stock price volatility for our common stock is estimated by taking the median historical stock price volatility for publicly traded industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. The industry peers consist of several public companies in the specialty pharmaceutical industry similar in size, stage of life cycle, revenues and financial leverage.

  •
  Expected term—We have minimal historical information to develop expectations about future exercise patterns for our stock option grants. As a result, our expected term is estimated based on an average of the expected term of options granted by several publicly traded industry peers that grant options with vesting and expiration provisions similar to ours.

  •
  Dividend yield—The dividend yield percentage is zero because at the time of the grants we did not intend to pay dividends during the expected option life. Our board of directors paid a special cash dividend of $130.0 million to holders of record of our capital stock as of May 28, 2010. We do not intend to pay additional cash dividends in the future.

        Changes in these assumptions can materially affect the fair value estimates. We also estimate a forfeiture rate based on a historical analysis of option forfeitures and revise this estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Fair Value of Common Stock

        The fair value of the shares of our common stock that underlie the stock options and restricted stock units granted is determined by our board of directors. In determining the valuation of our common stock, we use a two-step methodology that first estimates the fair value of our company as a whole, and then allocates a portion of the enterprise value to our common stock. The valuation of our company as a whole is based upon valuation studies that were performed on a contemporaneous basis starting in November 2007. The findings of these valuation studies are based on our business and general economic, market and other conditions that can be reasonably evaluated at that time. The analyses of the valuation studies incorporate extensive due diligence that includes a review of our company, including our financial results, business agreements, intellectual property and capital structure. The valuation studies also include a thorough review of the conditions of the industry in which we operate and the markets that we serve. Prior to November 2007, we used retrospective valuations for purposes of establishing the fair value of stock options granted to determine our stock-based compensation expense. The retrospective valuations reflected the business conditions, enterprise developments, and expectations that existed as of the respective valuation dates.

        The methodologies used in the valuation studies include two widely accepted valuation methodologies: the market multiple and the discounted cash flow methods. Our board of directors considers both of these valuation methodologies when establishing the fair value of our common stock. This approach is consistent with the methods outlined in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or Practice Aid.

        The discounted cash flow method applies appropriate discount rates to estimated future cash flows that are based on forecasts of revenue and costs. These cash flow estimates are consistent with the plans and estimates that management uses to manage the business. The discount rates used are based on a risk-adjusted weighted average cost of capital, which ranged from 15.5% in December 2007 to 11.0% in May 2010. If different discount rates had been used, the valuations would have been different. The projections of future cash flow, the determination of an appropriate discount rate and the estimates of probability for success of product candidates each involve a significant degree of judgment. There is inherent uncertainty in making these estimates.

        The market multiple method estimates the fair market value of a company by applying market multiples of publicly-traded companies in the same or similar lines of business to the results and projected results of the company being valued. The list of comparable companies remained largely unchanged from 2007 to 2010.

        The enterprise values derived under the discounted cash flow and market multiple methods resulted in an initial estimated value of our company, to which we applied a marketability discount. The marketability discount is applied given that the lack of public information and the illiquidity of shares held by private company stockholders typically results in lower valuations for privately held companies relative to comparable public companies. This marketability discount factor was constant at 10% in the valuations from December 2007 to December 2009 and decreased to 7.5% in May 2010 due to the expected timing of our initial public offering.

        In addition, we have several series of preferred stock outstanding. It is also necessary to allocate our company's value to the various classes of stock, including a warrant and stock options. As provided in the Practice Aid, there are several approaches for allocating enterprise value of a privately-held company among the securities held in a complex capital structure. The possible methodologies include the probability-weighted expected return method, the option-pricing method and the current value method. We have historically used the option-pricing method. Under the option-pricing method, we first assign a liquidation preference to each of the preferred shares and then analyze the equity securities as an option on some portion of the remaining equity value. We consider the rights and privileges of each security, including the liquidation and conversion rights, and the manner in which each security affects the other.

        Based on the foregoing, our board of directors determined the estimated fair value of our common stock from December 31, 2007 through June 30, 2010 as follows:

  •
  The valuation of our common stock at December 31, 2007 resulted in an estimated fair value of $5.66 per share.

  •
  The valuation of our common stock at April 28, 2008 resulted in an estimated fair value of $6.20 per share. The increase in value was primarily attributable to an increase in our cash balance.

  •
  The valuation of our common stock at October 30, 2008 resulted in an estimated fair value of $8.39 per share. The increase in value was partially attributable to a change in our revenue forecast and greater confidence in the sustainability of our business. The increase in value was also due to a reduction in our risk-adjusted weighted average cost of capital, as a result of diversification of our product candidate portfolio achieved from our acquisition of rights to the NDA for LUCASSIN.

  •
  The valuation of our common stock at December 31, 2008 resulted in an estimated fair value of $9.58 per share. The increase in value was primarily attributable to additional Phase 2 and 3 clinical trials for INOMAX and certain of our product candidates that were expected to contribute to stronger future revenue. This was partially offset by the impact of the recessionary market environment on our discount rate.

  •
  The valuation of our common stock at June 30, 2009 resulted in an estimated fair value of $9.62 per share. The increase in value was attributable to an increase in sales projections resulting from improved international sales and additional expected aggregate revenues from possible FDA approval of additional indications for INOMAX. This was partially offset by an increased discount rate used in the discounted cash flow methodology reflecting uncertainty around such growth.

  •
  The valuation of our common stock at December 31, 2009 resulted in an estimated fair value of $8.34 per share. The decrease in value was primarily attributable to the timing change in our revenue projections for LUCASSIN following receipt of a complete response letter from the FDA, reduction in projected revenues associated with potential FDA approval of additional INOMAX indications, and lower international revenue projections due to the timing of product launches. This was partially offset by a lower discount rate reflecting a decrease in the risk around meeting our revenue projections due to the reduction in future sales of INOtherapy for the projected period as noted above.

  •
  The valuation of our common stock at May 31, 2010 resulted in an estimated fair value of $7.42 per share. The decrease reflects the impact of a $130.0 million cash dividend paid to stockholders of record as of May 28, 2010. Excluding the impact of the dividend, the estimated fair value was $8.81 per share, which represents an increase from the December 31, 2009 valuation. This increase is attributable to higher projected revenues from product sales in the United States reflective of increased usage of INOtherapy, and a lower marketability discount due to the anticipated timing of our initial public offering.

Income Taxes

        We record income taxes using the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

        We make judgments as to the amount of a required valuation allowance, if any, based on the assessed realizability of deferred tax assets on a "more likely than not" basis. The assessment of realizability is based on changing facts and circumstances, including but not limited to future projections of taxable income, tax legislation and rulings by relevant tax authorities, tax planning strategies and the progress of ongoing tax audits. We reassess the need for a valuation allowance each reporting period, and record any adjustments that would affect income.

        We recognize the tax benefit from an uncertain tax position only if it is "more likely than not" that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The determination as to whether a particular tax position meets the

"more likely than not" recognition threshold requires significant management judgment and requires an evaluation of applicable tax laws and regulations as well as the administrative practices and procedures of particular taxing authorities. The measurement of tax positions that meet the more-likely-than-not threshold requires significant management judgment regarding the probabilities assigned to possible outcomes with the taxing authority and may include an assessment of possible settlement outcomes, guidance received from qualified tax advisors and other available information. Although we believe that our judgments and estimates related to income taxes are reasonable, actual results could differ, and we may be exposed to losses or gains that could be material. We will continue to re-evaluate our tax positions each reporting period as new information about recognition or measurement becomes available.

        We file income tax returns in U.S. federal, state and certain international jurisdictions. For federal and certain state income tax purposes, our 2004 through 2009 tax years remain open for examination by the tax authorities under the normal statute of limitations. For certain international income tax purposes, our 2008 and 2009 tax years remain open for examination by the tax authorities under the normal statute of limitations.

Acquisitions—Purchase Price Allocations

        Prior to January 1, 2009, when recording acquisitions, we expensed amounts related to acquired IPR&D in acquisition-related in-process research and development. IPR&D acquired after January 1, 2009, as part of a business combination, is capitalized as an identifiable intangible asset. IPR&D acquired as part of an asset acquisition is expensed as incurred.

        On March 28, 2007, we acquired INO Therapeutics and Ikaria Research, Inc. for a total purchase price of $628.7 million. Because the Ikaria Research, Inc. acquisition was a non-cash exchange of equity interests, we valued the transaction using the value of equity interests given up, based on both a market and an income approach. INO Therapeutics was acquired for cash and the issuance of shares of series B preferred stock, which were valued based on the price per share paid by the investors in our private offering of series B preferred stock on the same date. We allocated the purchase price for both entities to identifiable assets and liabilities such as inventories, accounts receivable, property, plant and equipment, core developed technology, trademarks and trade names, and IPR&D based on estimated fair values for INO Therapeutics and relative fair values for Ikaria Research, Inc. In estimating fair values, we used all available information, including appraisals and discounted cash flow information. Our purchase price allocation contains uncertainties as it required us to apply judgments with regard to forecasted sales and costs, discount rates and other assumptions. We estimated the value of acquired intangible assets and IPR&D using a discounted cash flow model, which required us to make assumptions and estimates about, among other things: the time and investment that will be required to develop products and technologies, the amount of revenues that will be derived from the products and the appropriate discount rates to use in the analysis. If actual results are not consistent with our estimates of fair value used to complete the purchase price allocations, we could be exposed to material losses.

Internal Control over Financial Reporting

        Effective internal control over financial reporting is necessary for us to provide reliable annual and quarterly financial reports and to prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results and financial condition could be materially misstated and our reputation could be significantly harmed. As a private company, we are not subject to the same standards as a public company. As a public company, we will be required to file annual and quarterly reports containing our consolidated financial statements and will be subject to the requirements and standards set by the Securities or Exchange Commission, or SEC.

Results of Operations

        The combined statement of operations for the year ended December 31, 2007 represents the statement of operations of the Successor for the year ended December 31, 2007 (for which there was no activity through March 27, 2007) and the Predecessor for the period January 1, 2007 to March 27, 2007.

Comparison of Six Months Ended June 30, 2010 and 2009

  Revenue

        The following table provides information regarding our revenue during the periods indicated:

	Six Months Ended June 30,
			2010 versus 2009 % Increase/ (Decrease)
(000's)	2010	2009
Net sales	$146,603	$131,140	12%
Other revenue	$125	$125	0%

        Our net sales represent net sales of INOtherapy. Other revenue in the six months ended June 30, 2010 and 2009 represents the earned portion of a $1.0 million payment received in connection with a distribution and logistics services agreement to promote and distribute INOtherapy in Japan, which is being recognized on a straight-line basis over the term of the agreement.

        The increase in net sales of $15.5 million, or 12%, for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009 was primarily due to the following:

  •
  an increase in U.S. sales of $9.2 million, or 7%, primarily due to (i) a price increase of approximately 4.5% implemented in December 2009 and (ii) an increase in demand from our existing customers and penetration into new hospitals;

  •
  an increase in Canadian sales of $3.3 million due to (i) a favorable impact from foreign exchange rates, (ii) an approximate 4% price increase implemented in April 2009 and (iii) an increase in demand from our existing customers and penetration into new hospitals; and

  •
  an increase in sales of approximately $3.1 million due to the introduction of INOtherapy in Australia, Mexico and Japan.

        In addition, net sales in the United States and Canada reflect the impact of the deferral of revenue of $4.9 million as of June 30, 2010 related to our top two capped tier options under the new billing model.

  Cost of Sales

        The following table provides information regarding our cost of sales and gross margin during the periods indicated:

	Six Months Ended June 30,
			2010 versus 2009 % Increase/ Decrease
(000's)	2010	2009
Net sales	$146,603	$131,140	12%
Cost of sales	31,804	25,853	23%
Gross margin	114,799	105,287	9%
Gross margin as a percentage of net sales	78%	80%

        Our gross margin increased $9.5 million, or 9%, for the six months ended June 30. 2010 as compared to the six months ended June 30, 2009. The gross margin as a percentage of net sales decreased 2 percentage points from 80% in the six months ended June 30, 2009 to 78% in the six months ended June 30, 2010. The decrease in gross margin percentage was primarily due to:

  •
  $2.1 million of costs related to the transition to our new billing model and the associated change to the timing of recognition of cost of sales;

  •
  a $1.2 million increase in depreciation expense related to the accelerated replacement of our INOvent drug delivery systems with our INOMAX DS systems; and

  •
  a $1.1 million incremental cost for the July 2010 voluntary recall of our INOMAX DS drug-delivery systems.

This decrease in gross margin as a percentage of net sales was partially offset by higher net sales due to a price increase of approximately 4.5% implemented in December 2009.

  Selling, General and Administrative

        The following table provides information regarding our selling, general and administrative, or SG&A, expenses during the periods indicated:

	Six Months Ended June 30,
			2010 versus 2009 % Increase/ (Decrease)
(000's)	2010	2009
Selling, general and administrative	$41,713	$35,517	17%
Selling, general and administrative as a percentage of net sales	28%	27%

        The increase in SG&A expenses of $6.2 million, or 17%, for the six months ended June 30, 2010 as compared to six months ended June 30, 2009 was primarily due to the following:

  •
  a $3.3 million increase in salaries and related costs relating to (i) the impact of increased headcount and benefit programs, including an expansion of our sales team during the first quarter of 2009 from 23 to 45 in the United States to further drive sales of INOMAX in its approved indication and (ii) expansion in Australia and Japan;

  •
  a $1.0 million increase in severance pay and other employee termination benefits;

  •
  a $0.6 million increase in legal expenses to support business development activities;

  •
  $0.5 million in additional costs to support our international expansion, including administrative services and fees for our third-party sales team in Australia; and

  •
  a $0.4 million increase in INOMAX marketing expenses.

  Research and Development

        The following table provides information regarding our research and development expenses during the periods indicated:

	Six Months Ended June 30,
			2010 versus 2009 % Increase/ (Decrease)
(000's)	2010	2009
Research and development	$41,279	$25,376	63%
Research and development as a percentage of net sales	28%	19%

        Research and development expenses increased $15.9 million, or 63%, for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009 primarily due to the following:

  •
  $10.0 million in expenses for LUCASSIN related to an upfront payment of $5.0 million we made in connection with the amended agreement signed with Orphan in 2010 and a $5.0 million milestone payment we paid to Orphan in May 2010, following receipt of a letter from the FDA indicating that the FDA had completed its review of, and provided further comments to, the protocol for the pivotal Phase 3 clinical trial of LUCASSIN we had submitted;

  •
  a $1.7 million increase for severance pay and other employee termination benefits;

  •
  a $1.1 million increase for the continued expansion of our research and development functions;

  •
  a $1.9 million increase in expenses for an ongoing collaborative arrangement; and

  •
  a $1.1 million increase in chemistry and manufacturing control expenses related to IK-600X portfolio development projects.

  Amortization of Acquired Intangibles

        The following table provides information regarding our amortization of intangibles during the periods indicated:

	Six Months Ended June 30,
			2010 versus 2009 % Increase/ (Decrease)
(000's)	2010	2009
Amortization of acquired intangibles	$15,342	$15,360	0%

        Amortization of acquired intangibles expense remained relatively constant for the six months ended June 30, 2010 as compared to the six months ended 2009, which primarily reflects amortization of core technologies arising from the Transaction, which will be fully amortized in 2012.

  Other Operating Expense (Income), net

        The following table provides information regarding our other operating expense (income), net during the periods indicated:

	Six Months Ended June 30,
			2010 versus 2009 % Increase/ (Decrease)
(000's)	2010	2009
Foreign currency transaction losses	$169	$38	NA
Bank charges	284	135	110%
Warrant (income) expense	(61)	1	NA
Loss (gain) on disposal of fixed assets	467	(289)	NA
Assembled workforce impairment	41	—	NA

	$900	$(115)	NA

  Other Expense, net

        The following table provides information regarding our other expense, net during the periods indicated:

	Six Months Ended June 30,
			2010 versus 2009 % Increase/ (Decrease)
(000's)	2010	2009
Interest income	(221)	(144)	53%
Interest expense	8,809	4,508	95%
Loss on extinguishment and modification of debt	3,668	—	NA

Other expense, net	$12,256	4,364	181%

        The increase of $7.9 million in other expense, net in the six months ended June 30, 2010 as compared to the six months ended June 30, 2009 was primarily due to the following:

  •
  $3.7 million of existing and new debt issuance costs recorded as a loss on extinguishment and modification of debt following execution of the new credit agreement on May 14, 2010;

  •
  a $3.3 million increase in expense related to our interest rate swap primarily due to the discontinuation of hedge accounting; and

  •
  a $0.9 million increase in interest on our debt due to a higher interest rate and balance and the accretion of original issue discount on the new term loan.

  Provision for Income Taxes

        Our effective tax rate was 50.0% and 42.9% for the six months ended June 30, 2010 and 2009, respectively. In 2010, our tax rate was impacted by our inability to benefit from losses in certain foreign jurisdictions, certain non-deductible licensing fees relating to a collaborative arrangement and stock-based compensation expense for incentive stock options.

Comparison of Years Ended December 31, 2009, 2008 and 2007

  Revenue

        The following table provides information regarding our revenues during the periods indicated:

			Combined	2009 versus 2008	2008 versus 2007
	Successor
			Year Ended December 31, 2007 (Unaudited)
(000's)	Year Ended December 31, 2009	Year Ended December 31, 2008		% Increase/ (Decrease)	% Increase/ (Decrease)
Net sales	$274,342	$236,731	$206,749	16%	15%
Other revenue	$250	$63	$2,450	297%	(97)%

        Our net sales represent net sales of INOtherapy. Other revenue in 2009 and 2008 represent the earned portion of a $1.0 million payment received in connection with a distribution and logistics services agreement to promote and distribute INOtherapy in Japan, which is being recognized on a straight-line basis over the term of the agreement. In 2007, we recognized other revenue of $2.45 million related to the reimbursement of costs incurred for the research, manufacture and analysis of IK-1001.

        The increase in net sales of $37.6 million, or 16%, in 2009 as compared to 2008 was primarily due to the following:

  •
  a price increase of approximately 5% in the United States implemented in December 2008, resulting in an increase of approximately $10.2 million;

  •
  an increase in demand from our existing customers, penetration into new hospitals and use of INOtherapy in H1N1 cases; and

  •
  the commercial introduction of INOtherapy in Australia and Mexico during 2009, resulting in sales of approximately $1.8 million.

        The increase in net sales of $30.0 million, or 15%, in 2008 as compared to 2007 was primarily due to the following:

  •
  a price increase of approximately 5% in the United States implemented in October 2007, resulting in an increase of approximately $7.1 million;

  •
  an increase in demand from our existing customers and penetration into new hospitals; and

  •
  continued growth in Canada of $1.4 million.

  Cost of Sales

        The following table provides information regarding our cost of sales and gross margin during the periods indicated:

			Combined	2009 versus 2008	2008 versus 2007
	Successor
			Year Ended December 31, 2007 (Unaudited)
(000's)	Year Ended December 31, 2009	Year Ended December 31, 2008		% Increase/ Decrease	% Increase/ Decrease
Net sales	$274,342	$236,731	$206,749	16%	15%
Cost of sales	52,380	51,572	113,319	2%	(54)%

Gross margin	221,962	185,159	93,430	20%	98%
Gross margin as a percentage of net sales	81%	78%	45%

        Our gross margin increased $36.8 million, or 20%, from 2008 to 2009. The gross margin as a percentage of net sales increased 3 percentage points from 78% in 2008 to 81% in 2009. These increases were primarily due to:

  •
  higher net sales due to increased volume and a price increase of approximately 5%;

  •
  lower cost per unit of INOMAX due to increased volume at our manufacturing facilities;

  •
  lower cost of delivery to customers due to efficiency initiatives in our distribution operations; and

  •
  a total of $1.9 million in additional charges in 2008 as compared to 2009, consisting of $1.1 million of accelerated depreciation recognized in 2008 for the planned replacement of certain equipment used in the delivery of INOtherapy as compared to $0.2 million in 2009; and $1.0 million for pre-manufacturing costs of drug-delivery systems recognized in 2008.

        Our gross margin increased $91.7 million, or 98%, from 2007 to 2008. The gross margin as a percentage of net sales increased 33% from 45% in 2007 to 78% in 2008 due to:

  •
  a one-time step-up of $69.6 million in the fair value of inventory recognized in connection with the Transaction, which was sold and reflected in cost of sales in 2007; and

  •
  the full year effect of the approximate 5% price increase that was implemented in October 2007.

The increase in gross margin was partially offset by $2.1 million in charges in 2008 as discussed above.

  Selling, General and Administrative

        The following table provides information regarding SG&A expenses during the periods indicated:

			Combined
	Successor			2009 versus 2008	2008 versus 2007
			Year Ended December 31, 2007 (Unaudited)
	Year Ended December 31, 2009	Year Ended December 31, 2008
(000's)				% Increase	% Increase
Selling, general and administrative	$83,879	$61,844	$42,005	36%	47%
Selling, general and administrative as a percentage of net sales	31%	26%	20%

        The increase in SG&A expenses of $22.0 million, or 36%, in 2009 as compared to 2008 is primarily due to the following:

  •
  a $8.7 million increase in salaries and related costs relating to the impact of increased headcount, including an expansion of our sales team from 23 to 45 in the United States, to further drive sales of INOMAX in its approved indication, expand internationally in Australia and Japan and support LUCASSIN in anticipation of FDA approval;

  •
  $7.3 million in stock-based compensation relating to the modification of stock options granted to a former member of our board of directors;

  •
  a $2.5 million contribution to fund an academic chair in critical care research;

  •
  a $1.8 million increase in marketing costs relating to pre-launch activities for LUCASSIN; and

  •
  $0.9 million in additional costs to support our international expansion, including administrative services and fees for our third-party sales team in Australia.

        SG&A expenses increased $19.8 million, or 47%, in 2008 as compared to 2007 primarily due to the following:

  •
  a $5.2 million increase in professional services fees, including auditing and tax, information technology and consulting fees to help supplement our internal workforce;

  •
  a $5.0 million increase in salaries and related costs for headcount expansions in finance, legal, human resources and business development for the expansion of selling and administrative functions following the Transaction;

  •
  $2.9 million related to consulting services investigating critical care market opportunities;

  •
  a $2.0 million increase in legal costs relating to the reexamination of certain of our U.S. patents, Canadian litigation, regulatory compliance and negotiation of building leases;

  •
  a $1.3 million increase in stock-based compensation primarily due to stock options granted and the achievement of performance criteria for certain stock options; and

  •
  a $0.5 million increase related to restricted stock units granted in 2008.

  Research and Development

        The following table provides information regarding our research and development expenses during the periods indicated:

			Combined	2009 versus 2008	2008 versus 2007
	Successor
			Year Ended December 31, 2007 (Unaudited)
(000's)	Year Ended December 31, 2009	Year Ended December 31, 2008		% Increase/ (Decrease)	% Increase/ (Decrease)
Research and development	$75,421	$68,538	$43,965	10%	56%
Research and development as a percentage of net sales	28%	29%	21%

        Research and development expenses increased $6.9 million, or 10%, in 2009 as compared to 2008 primarily due to the following:

  •
  $17.3 million in expenses for IK-5001 primarily related to upfront and milestone payments made in connection with in-licensing of the product in 2009;

  •
  $7.3 million in expenses for other projects in 2009, which included an upfront cash payment of $5.25 million for in-licensing of the IK-600X portfolio and $2.0 million for an ongoing collaborative arrangement;

  •
  a $3.1 million increase in clinical expenses for the planning of two Phase 2 studies for IK-1001, which began in 2009; and

  •
  a $2.4 million increase in support primarily due to increased salaries and related benefits for the continued expansion of our research and development functions.

These increases were partially offset by:

  •
  a $14.0 million decrease in expenses for LUCASSIN. In 2008, we paid $17.5 million to Orphan for the North American commercial rights to LUCASSIN and $0.7 million for start-up manufacturing costs. In 2009, we incurred $4.2 million in clinical, manufacturing and development expenses for LUCASSIN;

  •
  a $5.8 million decrease in clinical expenses related to terminated projects, primarily due to reduced spending for inhaled carbon monoxide; and

  •
  a $3.3 million decrease in clinical expenses for INOMAX clinical trials in BPD. In 2008, clinical expenses were $6.5 million, the majority of which were for our INOT-27 Phase 3 clinical trial on the effects of INOMAX on the prevention of BPD in pre-term infants. In 2009, clinical expenses were $3.2 million, primarily related to: (i) follow-up of the INOT-27 Phase 3 clinical trial from 2008, and (ii) start-up expenses for our BPD-301 pivotal Phase 3 clinical trial evaluating the efficacy and safety of INOMAX on the prevention of BPD in pre-term infants.

        Research and development expenses increased $24.6 million, or 56%, in 2008 as compared to 2007 primarily due to:

  •
  $18.2 million in upfront and start up manufacturing expenses for LUCASSIN, for which the commercial rights were purchased in 2008;

  •
  $6.8 million in increased research and development support, primarily due to salaries and benefits as a result of expanding our research and development functions; and

  •
  $2.3 million in increased clinical expenses for IK-1001.

These increases were partially offset by:

  •
  a $1.9 million decrease in clinical expenses related to terminated projects; and

  •
  a $0.8 million decrease in clinical expenses for our INOT-27 Phase 3 clinical trial on the effects of INOMAX on BPD in pre-term infants, which completed enrollment during 2008.

  Acquisition-Related In-Process Research and Development

        The $271.6 million IPR&D charge in 2007 represents the expensing of IPR&D products as a result of the purchase price allocation from the Transaction. These products included IK-1001, inhaled carbon monoxide and potential new indications for INOMAX.

  Amortization of Acquired Intangibles

        The following table provides information regarding our amortization of intangibles during the periods indicated:

			Combined	2009 versus 2008	2008 versus 2007
	Successor
			Year Ended December 31, 2007 (Unaudited)
(000's)	Year Ended December 31, 2009	Year Ended December 31, 2008		% Increase/ (Decrease)	% Increase/ (Decrease)
Amortization of acquired intangibles	$30,720	$30,452	$22,187	1%	37%

        Amortization of acquired intangibles expense increased $0.3 million, or 1%, in 2009 as compared to 2008. The increase reflects the impact of a full year's amortization of future royalty interests on net sales of INOMAX in the United States and Canada.

        Amortization of acquired intangibles expense increased by $8.3 million, or 37%, in 2008 as compared to 2007 primarily because of the full year's amortization of intangibles recorded from the Transaction. Amortizable intangibles acquired included core developed technology of $170.2 million and assembled workforce of $0.3 million. We also had $0.7 million of additional amortization expense during 2008 arising from the purchase of royalty obligations discussed above.

  Other Operating Expense (Income), net

        The following table provides information regarding our other operating expense (income), net during the periods indicated:

			Combined	2009 versus 2008	2008 versus 2007
	Successor
			Year Ended December 31, 2007 (Unaudited)
(000's)	Year Ended December 31, 2009	Year Ended December 31, 2008		% Increase/ (Decrease)	% Increase/ (Decrease)
Foreign currency transaction (gains) losses	$(303)	$305	$(201)	NA	NA
Bank charges	358	222	84	61%	164%
Warrant (income) expense	(73)	229	157	NA	46%
Gain on disposal of fixed assets	(392)	(400)	(163)	(2)%	145%

	$(410)	$356	$(123)	NA	NA

  Other Operating (Income) Expense, net

        The following table provides information regarding our interest (expense) income, net during the periods indicated:

			Combined	2009 versus 2008	2008 versus 2007
	Successor
			Year Ended December 31, 2007 (Unaudited)
(000's)	Year Ended December 31, 2009	Year Ended December 31, 2008		% Increase/ (Decrease)	% Increase/ (Decrease)
Interest (expense) income, net	$(8,863)	$(13,149)	$(14,475)	(33)%	(9)%

        The decrease in interest expense, net of $4.3 million, or 33%, in 2009 as compared to 2008 was primarily due to a decrease in LIBOR and in our total debt outstanding due to principal repayments of approximately $15.8 million in 2009.

        The decrease in interest expense of $1.3 million, or 9%, in 2008 as compared to 2007 was primarily due to a decrease in LIBOR, a decrease in the interest rate spread on the previous term loan from 2.50% to 2.25% due to meeting certain defined leverage ratios, and a decrease in our total debt outstanding due to principal repayments of approximately $41.5 million in 2007. These decreases were partially offset by the full year impact of interest expense on the previous term loan.

  Provision for Income Taxes

        The following table provides our reconciliation of the statutory federal income tax rate to our effective tax rate during the periods indicated:

	Successor		Combined
	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007 (Unaudited)
U.S. federal statutory rate	35.0%	35.0%	(35.0)%
State and local taxes, net of federal tax effect	9.4	11.1	(3.8)
In-process research and development	—	—	4.9
Change in tax status	—	—	2.2
Research tax credit	(11.8)	(38.4)	(0.1)
Impact of tax-free flow through period	—	—	(2.2)
License payments	3.1	—	—
Foreign tax differential	1.2	—	—
Change in valuation allowance	1.8	—	—
Incentive stock options	3.3	5.5	0.1
Other	3.3	(1.4)	0.2

Effective Tax Rate	45.3%	11.8%	(33.7)%

        Orphan drug and research and development tax credits of approximately $4.4 million and $6.3 million were generated, which impacted the effective tax rate for the years ended December 31, 2009 and 2008, respectively. We engage in annual studies that support the availability of these orphan drug and research and development tax credits.

Liquidity and Capital Resources

        As of June 30, 2010, we had $27.9 million in cash and cash equivalents and our wholly owned subsidiary, Ikaria Acquisition, had, and Ikaria, Inc. guaranteed, up to $40.0 million borrowing availability under a revolving line of credit. The outstanding principal on the new term loan at June 30, 2010 was $250.0 million. Our cash and cash equivalents as of June 30, 2010 consisted predominantly of balances held in money market deposit accounts.

        Our liquidity requirements have historically consisted of research and development expenses, sales and marketing expenses, in-licensing expenditures, capital expenditures, working capital, debt service and general corporate expenses. Historically, we have funded these requirements and the growth of our business primarily through sales of INOtherapy, convertible preferred stock sales and proceeds from borrowings. We now expect to fund our liquidity requirements primarily with cash generated from operations. We believe that our existing capital resources, including amounts available for borrowing under our revolving credit facility and cash flows from operations, will be sufficient to maintain and grow our current operations for at least the next twelve months.

        Our longer-term liquidity and capital requirements will depend upon numerous factors including our operating performance, costs to license or acquire new products or product development candidates, to conduct clinical trials in support of development projects and to develop systems and the possible loss of sales and reduced margins if competitive products are commercially introduced upon the expiration of the principal patents covering INOMAX in 2013. Future liquidity requirements could also be impacted by potential growth in our infrastructure, and significant economic, regulatory, product supply and competitive conditions. We may choose to raise additional funds through public or private debt or equity financings or other arrangements. There can be no assurance that these arrangements will be available on terms acceptable to us, or at all, or that these arrangements will not be dilutive to our stockholders.

Summary of Cash Flows

        The following table summarizes our cash flows for the six months ended June 30, 2010 and 2009 and the years ended December 31, 2009, 2008 and 2007. The combined cash flow data for the year ended December 31, 2007 represents the combined statement of cash flows of the Successor for the year ended December 31, 2007 (for which there was no activity through March 27, 2007) and the Predecessor for the period January 1, 2007 to March 27, 2007:

	Successor
					Combined
	Six Months Ended June 30, 2010 (Unaudited)	Six Months Ended June 30, 2009 (Unaudited)
(000's)			Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007 (Unaudited)
Cash provided by (used in):
Operating activities	$5,840	$37,550	$71,434	$67,522	$63,093
Investing activities	(9,908)	(4,418)	(12,600)	(18,054)	(511,720)
Financing activities	(63,295)	(14,735)	(15,556)	(1,687)	453,776
Effect of exchange rates on cash	(10)	75	297	—	—

Net (decrease) increase in cash and cash equivalents	$(67,373)	$18,472	$43,575	$47,781	$5,149

Cash Flows from Operating Activities

        Cash flows from operating activities for the six months ended June 30, 2010 and 2009 and the years ended December 31, 2009, 2008 and 2007 were as follows:

	Successor
					Combined
	Six Months Ended June 30, 2010 (Unaudited)	Six Months Ended June 30, 2009 (Unaudited)
(000's)			Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007 (Unaudited)
Cash flows from operating activities:
Net income (loss)	$1,716	$14,217	$12,979	$9,595	$(197,678)
Non-cash charges, net	28,595	27,932	45,337	45,236	204,035
Increase (decrease) in cash from changes in operating assets and liabilities	(24,471)	(4,599)	13,118	12,691	56,736

Cash flows from operating activities	$5,840	$37,550	$71,434	$67,522	$63,093

        For the six months ended June 30, 2010 and 2009, cash provided by operating activities was $5.8 million and $37.6 million, respectively. The $31.8 million reduction is primarily the result of (i) higher payments for income taxes of $10.8 million, (ii) payment of a $10.0 million development milestone in 2010 related to IK-5001, and (iii) aggregate payments of $10.0 million for upfront and milestone obligations to Orphan in 2010.

        During 2009, 2008 and 2007, cash provided by operating activities was $71.4 million, $67.5 million and $63.1 million, respectively. The $3.9 million increase in 2009 from 2008 primarily related to the $3.4 million increase in net income. In 2009 and 2008, non-cash charges, which were largely composed of amortization and depreciation, and the net increase in cash from changes in operating assets and liabilities were relatively constant.

        In 2007, the net loss of $197.7 million, the non-cash charges of $204.0 million and the increase in cash from changes in operating assets and liabilities of $56.7 million were all impacted by acquisition accounting. The $197.7 million loss in 2007 included a non-cash charge of $271.6 million related to the expensing of acquisition-related IPR&D and the effect of a $69.6 million step-up in the value of inventory upon acquisition. Cash provided by operating activities increased $4.4 million in 2008, as compared to 2007, primarily due to an increase in gross margin on net sales. Gross margin on net sales increased by $91.7 million of which $69.6 million reflected a one-time non-cash expense arising from the step-up of inventory from the Transaction. Excluding this non-cash expense, the cash flow impact from the increase in margin was $22.1 million. This increase was partially offset by a cash payment made in August of 2008 of $18.3 million to acquire the North American commercial rights to LUCASSIN and for certain start-up manufacturing costs.

Cash Flows from Investing Activities

        For the six months ended June 30, 2010 and 2009, cash used in investing activities was $9.9 million and $4.4 million, respectively. The increase in cash used in investing activities was primarily due to an increase in capital expenditures that was driven by higher production of our INOMAX DS drug-delivery systems and purchases of related equipment.

        During 2009 and 2008, cash used in investing activities was $12.6 million and $18.1 million, respectively. Additions to property, plant and equipment of $13.7 million and $13.9 million, respectively, primarily reflected the purchases of cylinders and the purchase and manufacture of delivery systems to support the growth of the business. In 2008, we also purchased future royalty obligations on net sales of INOMAX in the United States and Canada for which we recorded an intangible asset of $4.6 million. During 2007, cash used in investing activities of $511.7 million was primarily attributable to cash paid for the acquisition of INO Therapeutics of $505.1 million and capital expenditures of $6.8 million. Investing activities also included proceeds from the sale of property plant and equipment of $1.1 million, $0.9 million and $0.2 million in 2009, 2008 and 2007, respectively.

Cash Flows from Financing Activities

        For the six months ended June 30, 2010 and 2009, cash used in financing activities was $63.3 million and $14.7 million, respectively. The use of cash for the six months ended June 30, 2010 was primarily due to payments on our previous term loan in the amount of $175.7 million and the payment of a dividend to our stockholders in the amount of $130.0 million, partially offset by our new term loan borrowing of $245.0 million, net of a $5.0 million original issue discount. For the six months ended June 30, 2009, the use of cash primarily related to a mandatory payment of $14.9 million on our previous term loan.

        During the years ended December 31, 2009 and 2008, cash used in financing activities was $15.6 million and $1.7 million, respectively, and primarily reflects repayments on the previous term loan. We repaid $15.8 million and $2.0 million of the previous term loan in 2009 and 2008, respectively. Cash used in financing activities was slightly offset by proceeds of $0.3 million in both 2009 and 2008 from the issuance of stock pursuant to the exercise of stock options granted under our equity plans. During 2007, cash provided by financing activities of $453.8 million was predominantly from proceeds from the issuance of Series B preferred stock of approximately $280 million, the borrowing under the previous term loan of $235.0 million, and proceeds from the issuance of common stock of $3.0 million, partially offset by a repayment of $41.5 million of the previous term loan, an increase in a loan to a related party of $17.2 million and payment of debt issuance costs of $5.5 million.

Credit Agreement

        On March 28, 2007, we entered into a credit agreement with a group of financial institutions under which our wholly-owned subsidiary, Ikaria Acquisition, borrowed $235.0 million pursuant to the previous term loan and obtained a five-year $40.0 million senior secured revolving loan facility, both of which Ikaria, Inc. guaranteed. The proceeds from the previous term loan were used to pay cash consideration for the purchase of INO Therapeutics, to pay transaction costs, and to provide up to $2.0 million in cash on hand.

        We entered into a first lien credit facility on May 14, 2010, with Credit Suisse AG, Cayman Islands Branch as administrative agent and collateral agent and the financial institutions party to the Credit Agreement as lenders from time to time, or the new Credit Agreement.

        The new Credit Agreement consists of (i) a senior secured term loan, or the new term loan, in an aggregate principal amount of $250.0 million, which matures on May 14, 2016, and (ii) a senior secured revolving credit facility in an aggregate principal amount of up to $40.0 million, or the Revolving Facility, which matures on May 14, 2015. We entered into this new Credit Agreement to provide us with additional business flexibility for acquisitions, in-licensing transactions and capital expenditures, to extend the maturities of our previous term loan and revolving line of credit, and to return capital to our investors while maintaining our equity ownership structure. Our subsidiary, Ikaria Acquisition Inc., is the borrower under the new Credit Agreement. The new term loan principal is payable in semi-annual installments on November 30 and May 31 of every year in the amount of $6.3 million for the first two installments, and $12.5 million for each installment thereafter, as may be adjusted in accordance with the new Credit Agreement, with the remaining amount payable in full on May 14, 2016. As of June 30, 2010, the entire new term loan amount of $250.0 million was outstanding and no balance was outstanding under the Revolving Facility. As of June 30, 2010, $1.0 million in letters of credit were issued against the Revolving Facility.

        The obligations under the new Credit Agreement are subject to the terms and conditions of the new Credit Agreement and a guarantee and collateral agreement by and among us, Ikaria Acquisition Inc., certain of our other subsidiaries from time to time and Credit Suisse as the collateral agent, dated as of May 14, 2010, or the Guarantee and Collateral Agreement, guaranteed by us and our current and future subsidiaries (subject to certain exceptions as set forth in the new Credit Agreement and the Guarantee and Collateral Agreement). Our and our subsidiaries' obligations under the new Credit Agreement and the guarantees are secured on a first-priority basis by security interests in substantially all the assets owned by us and each of our subsidiaries, as applicable, subject to certain permitted liens and other exceptions as set forth in the new Credit Agreement and the Guarantee and Collateral Agreement.

        Borrowings under the new Credit Agreement bear interest at a rate equal to, at our option, (a) an adjusted LIBOR for a one, two, three or six month period, which will be a minimum of 2.00%, plus 5.00% per annum on the new term loan or 4.25% on loans under the Revolving Facility, or (b) the Alternate Base Rate (which is the greater of (x) Credit Suisse's prime rate, (y) the federal funds rate plus 0.50% per annum, or (z) 1.00% plus an adjusted LIBOR for a three month interest period (which will be a minimum of 2.00%)), plus 4.00% per annum on the new term loan or 3.25% per annum on loans under the Revolving Facility. If we fail to pay when due any amount due under the new Credit Agreement, we will be obligated to pay default interest. In addition to paying interest under the new Credit Agreement, we are also required to pay certain fees in connection with the new Credit Agreement, including a commitment fee equal to 0.75% per annum on the revolving credit commitments (whether used or unused), certain letter of credit fees and certain administrative fees.

        We are required to use 100% of the net cash proceeds we receive from certain asset sales outside of the ordinary course of business, and, for each fiscal year beginning with the year ending December 31, 2011, 75% of excess cash flow, as defined in the new Credit Agreement (reducing to

50% if the leverage ratio, as defined in the new Credit Agreement, is less than 2.00 to 1.00 as of the end of relevant fiscal year), to prepay the new term loan (or, in the case of asset sales, to reinvest such proceeds in productive assets), subject to the terms and conditions of the new Credit Agreement. If, at the time of certain equity issuances, the leverage ratio (after giving effect to such equity issuance and the use of the proceeds thereof) would be greater than 2.00 to 1.00, we are required to prepay the new term loan in an amount equal to 100% of the net cash proceeds from such equity issuance (or such lesser percentage as shall be necessary) to reduce the leverage ratio to 2.00 to 1.00. We have the right, at our option, to prepay the obligations under the new Credit Agreement at any time upon specified notice. As of June 30, 2010, our leverage ratio was 1.95 to 1.00.

        The new Credit Agreement requires us to maintain a minimum interest coverage ratio, limits our maximum leverage ratio, limits our maximum annual capital expenditures, and restricts the amount we may incur in new drug licensing costs and expenses. The new Credit Agreement contains a number of affirmative and restrictive covenants including reporting requirements, limitations on restricted payments and restrictive agreements, limitations on liens and sale-leaseback transactions, limitations on loans and investments, limitations on debt, the issuance of disqualified capital stock, guarantees and hedging arrangements, limitations on mergers, acquisitions and asset sales, limitations on transactions with our affiliates, limitations on changes in business, limitations on amendments and waivers of certain agreements, and limitations on waivers and payments of debt that is subordinate to our obligations under the new Credit Agreement. As of June 30, 2010, we were in compliance with all covenants.

        Borrowings or issuance of letters of credit under the Revolving Facility are subject to customary conditions, including accuracy of representations and absence of defaults.

        The new Credit Agreement contains events of default which could trigger the acceleration of the obligations or exercise of other remedies by the collateral agent or lenders, including default arising from the inaccuracy of representations and warranties, payment default, breach of the provisions of the new Credit Agreement and related documents, cross-default provision with respect to other material indebtedness, bankruptcy and insolvency, judgment default, default based on ERISA events, default based on the unenforceability, invalidity or revocation of a guarantee, any applicable subordination agreement or any security interests, and the occurrence of a change in control (as defined in the Credit Agreement).

        The new Credit Agreement requires us to enter into and thereafter maintain for two years, hedging agreements that will result in 50% of the aggregate principal amount of the outstanding new term loan be effectively subject to a fixed or maximum interest rate reasonably acceptable to the administrative agent. We currently have an interest rate swap for the notional amount of $80 million which expires at the end of April 2011. We will enter into one or more additional agreements by September 2010, which will fulfill this requirement.

Tax Loss Carryforwards

        At December 31, 2009, we had federal net operating loss carryforwards of approximately $6.4 million, all of which are subject to limitation under Internal Revenue Code Section 382. At December 31, 2009 we had combined post apportionment state net operating loss carryforwards of approximately $3.4 million and foreign net operating loss carryforwards of $1.1 million. We also had federal research tax credit carryforwards of $7.5 million at December 31, 2009, of which $0.5 million are subject to limitation under Internal Revenue Section 382. The federal net operating loss carryforwards begin to expire in 2027 and the federal research credits begin to expire in 2025. The state net operating loss carryforwards begin to expire in 2019, and the foreign net operating loss carryforwards begin to expire in 2017.

  Contractual Obligations

        The table below summarizes our contractual obligations as of December 31, 2009 that requires us to make future cash payments:

Contractual Obligations(1) (000's)	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-term debt obligations(2)	$175,721	$1,807	$3,614	$170,300	$—
Long-term debt interest(2)(3)	14,329	4,461	8,800	1,068
Operating lease obligations(4)	8,985	3,692	4,109	1,093	91
Research and development agreements(5)	9,530	2,808	5,041	1,681	—
Inventory supply agreements(6)	692	692	—	—	—

Total contractual obligations	$209,257	$13,460	$21,564	$174,142	$91

(1)
Milestone payments and royalty payments under our license and collaboration agreements are not included in the table above because we cannot, at this time, determine when or if the related milestones will be achieved or the events triggering the commencement of payment obligations will occur. For additional information, see Note 18, Product Acquisitions and Other Agreements, and Note 21, Commitment and Contingencies, in our annual consolidated financial statements included elsewhere in this prospectus.

(2)
In May 2010, we entered into a new term loan and repaid the balance on our previous term loan. As of June 30, 2010, our estimated contractual obligations for principal in connection with our new term loan are $6.3 million for the second half of 2010; $69.3 million for years 2011 and 2012 combined; $120.4 million for years 2013 and 2014 combined; and $54.0 million in 2015. Associated interest obligation on the new term loan, assuming a constant interest rate of 7.0% is $9.0 million for the second half of 2010; $31.0 million for years 2011 and 2012 combined; $15.6 million for years 2013 and 2014 combined; and $1.0 million in 2015. Upon receiving the proceeds of a public offering, we are required to pay down a principal amount sufficient to bring the leverage ratio to 2.00 to 1.00.

(3)
The interest rate for obligations on the previous term loan was assumed to remain constant at a blended rate of 2.51%.

(4)
Reflects lease obligations under operating leases for office, warehouse and manufacturing space, equipment and vehicles expiring at various dates through 2016.

(5)
Represents committed funding in connection with our research and development contractual arrangements.

(6)
Represents committed purchases in connection with our inventory arrangements.

Recent Accounting Pronouncements

        The following accounting standards were issued by the Financial Accounting Standards Board, or FASB, but have not yet been adopted.

        In March 2010, the FASB issued guidance that defines a milestone and determines when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. The milestone method of revenue recognition is a policy election and other proportional revenue recognition methods may also be applied. This standard will be effective for fiscal years beginning on or after June 15, 2010. Early application is permitted. Entities can apply this guidance prospectively to milestones achieved after adoption. Retrospective application to all prior periods is also permitted. We do not expect the standard to have a material impact on our consolidated financial statements.

        In October 2009, the FASB issued authoritative guidance that amends existing guidance for identifying separate deliverables in a revenue-generating transaction where multiple deliverables exist, and provides guidance for allocating and recognizing revenue based on those separate deliverables. The guidance is expected to result in more multiple-deliverable arrangements being separable than under current guidance. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We do not expect the standard to have a material impact on our consolidated financial statements other than additional disclosures.

Off-Balance Sheet Arrangements

        Except for standard operating leases, we do not have any off-balance sheet arrangements relating to the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

        Our exposure to market risk is confined to our cash and cash equivalents, interest rates on our debt and foreign currency fluctuations. At June 30, 2010 we had cash and cash equivalents of $27.9 million, which consisted primarily of balances held in money market deposit accounts. Our cash is managed in accordance with our investment policy goals, which in order of priority, are preservation of capital, maintenance of sufficient liquidity and maximization of the after-tax return of the portfolio. We do not hold or issue financial instruments for trading purposes.

        We are exposed to interest rate risk primarily through our borrowing activities, which are described in Note 8, Debt and Credit Facilities, of our annual consolidated financial statements included elsewhere in this prospectus. Since April 2007, we have managed interest rate risks through the use of derivative financial instruments. Our borrowings under the previous term loan and revolving facility are subject to a variable rate of interest. Pursuant to the Credit Agreement entered into on March 28, 2007, we were required to enter into one or more hedging agreements for the first two years of the previous term loan so that at least 50% of our aggregate principal amount outstanding was subject to a fixed or maximum interest rate to protect against exposure to interest rate fluctuations. Pursuant to the new Credit Agreement entered into on May 14, 2010, we are required to enter into, and for a minimum of two years thereafter maintain, hedging agreements that result in at least 50% of the aggregate principal amount of the outstanding new term loan being effectively subject to a fixed or maximum interest rate. We will enter into one or more agreements to meet this requirement which has to be completed by September 2010.

        In April 2007, we entered into an interest rate collar agreement as required under the previous Credit Agreement to help manage our exposure to interest rate movements, economically hedging $117.5 million of our LIBOR-based floating rate term debt for a period of two years. As a result of entering into the agreement, the interest rate to be paid by us relating to the hedged portion of our debt was based on a minimum three-month LIBOR rate of 4.09% and a maximum three-month LIBOR rate of 5.75%. The interest rate collar expired on April 30, 2009.

        In May 2008, we entered into a two-year forward starting interest rate swap effective April 30, 2009, that converts the interest rate on a portion of our debt from floating rate to fixed rate using a cash flow hedge. The notional amount of the interest rate swap is $100.0 million from April 30, 2009 to April 30, 2010 and $80.0 million from April 30, 2010 to April 30, 2011. The swap had the economic effect of converting a portion of our three-month floating LIBOR interest rate base to a fixed interest rate base of 3.89% for a term of two years. At June 30, 2010, the estimated fair value of the swap was a liability of $2.6 million. Upon entering into the new Credit Agreement, the swap was no longer being treated as a cash flow hedge and the amount in accumulated other comprehensive income was therefore reclassified to interest expense.

        As of June 30, 2010, we had outstanding floating rate debt of $245.2 million, net of original issue discount under our new term loan. We also had $1.0 million in letters of credit issued against our revolving line of credit facility. If interest rates were to increase or decrease by one percentage point, the annual interest expense on our debt would increase or decrease by approximately $2.5 million.

        Most of our transactions are conducted in U.S. dollars. Approximately 6% of our net sales were denominated in Canadian dollars for the six months ended June 30, 2010. We currently have a limited number of transactions in currencies other than the U.S. dollar. As such, we do not currently have a significant risk to foreign currency fluctuations, but we may in the future as we continue to expand our operations overseas.

BUSINESS

Overview

        We are a fully-integrated biotherapeutics company focused on developing and commercializing innovative therapeutics and interventions designed to meet the significant unmet medical needs of critically ill patients. We believe that this focus, combined with our strengths in research and development, manufacturing and sales and marketing, position us to be a leader in the critical care market.

        We generated net sales of $274 million in 2009, as compared to $237 million in 2008, representing growth of 16%, and net sales of $147 million in the first six months of 2010, as compared to $131 million in the first six months of 2009, representing growth of 12%. A price increase of approximately 5% in the fourth quarter of 2008 contributed approximately $10 million of the sales growth from 2008 to 2009, and a price increase of approximately 4.5% in the fourth quarter of 2009 contributed to the sales growth from the six months ended June 30, 2009 to the comparable period in 2010. We generated net income of $13 million in 2009, as compared to $10 million in 2008, and adjusted net income of $38 million in 2009, as compared to $31 million in 2008, representing an annual growth rate of approximately 35% and 24%, respectively. We generated net income of $2 million in the first six months of 2010, compared to $14 million in the first six months of 2009, and adjusted net income of $17 million in the first six months of 2010, compared to $25 million in the first six months of 2009. Net income and adjusted net income for the first six months of 2010 include $9 million of expenses, net of tax, primarily related to licensing payments and the implementation of a new billing model. For a reconciliation of net income to adjusted net income, see the section entitled "Summary Consolidated Financial Data."

        Our net sales are generated from INOtherapy, our all-inclusive offering of drug product, services and technologies, which we first commercialized in 2000. INOtherapy includes our FDA-approved drug INOMAX (nitric oxide) for inhalation, use of our proprietary FDA-cleared drug-delivery system, INOcal calibration gases, distribution, emergency delivery, technical and clinical assistance, quality maintenance, on-site training and 24/7/365 customer service.

        We sell INOtherapy in the United States, which includes Puerto Rico, Canada, Australia, Mexico and Japan. INOMAX, the drug included in our INOtherapy offering, is the only treatment approved by the FDA for HRF associated with pulmonary hypertension in term and near-term infants. HRF is a potentially fatal condition that occurs when a patient's lungs are unable to deliver sufficient oxygen to the body. Our customers use INOMAX in a variety of critical care conditions beyond HRF. We believe this additional use is driven by physicians' knowledge of the physiologic effects of inhaled nitric oxide, the scientific literature on the use of inhaled nitric oxide and the safety of INOMAX, and the inclusion of inhaled nitric oxide in published practice guidelines for certain conditions. In a survey we conducted, customers representing 16% of our 2008 U.S. net sales reported that approximately 80% of their aggregate INOMAX costs in 2008 related to uses other than for its approved indication. Based on the information collected in this survey, we believe that sales of INOMAX for unapproved uses relate (i) primarily to cardiac surgery and other conditions for which we are not currently planning to seek FDA approval, and (ii) to ARDS, and to a lesser extent BPD, conditions for which we are currently seeking FDA approval. We therefore continue to pursue clinical studies required for approval of potential uses of INOMAX in the critical care setting. Notably, we are conducting a pivotal Phase 3 clinical trial in support of an indication for INOMAX for the prevention of BPD and, pending the outcome of preclinical studies, are planning additional clinical trials for use of INOMAX in treating ARDS and PAH. We plan to continue to grow our INOtherapy business by increasing penetration into our existing customer base, actively adding new U.S. customers, expanding in foreign markets, seeking additional FDA-approved indications for INOMAX and developing next-generation technologies for our drug-delivery systems.

        Our success with INOtherapy has allowed us to use cash flow from net sales to fund our research and development efforts, to make targeted product acquisitions, to grow our commercial capabilities, and to build an infrastructure that supports further growth of INOtherapy as well as our pipeline of product candidates. We have built close relationships with and gained valuable insights from critical care professionals, which help us identify potential solutions to unmet medical needs. These solutions aim to optimize patient outcomes, whether through improvements to existing treatments, new treatments or disease-modifying therapies. We also leverage our extensive knowledge of the critical care market and our research and development expertise to reduce the risks of clinical development and to help ensure efficient spending on our product candidates.

        To augment our revenue growth, leverage our existing infrastructure and further diversify our product and product candidate portfolios, we have pursued, and intend to continue to actively pursue, acquisitions and in-licensing opportunities. We harness our biologic expertise and clinical insight in the critical care market in order to identify, develop and commercialize our product candidates.

        Our product and product candidates pipeline is summarized in the table below.

Product / Product Candidate	Active Pharmaceutical Ingredient / Mechanism of Action	Primary Indication(s)	Status	Commercialization Rights
INOtherapy / INOMAX	Nitric oxide / pulmonary vasodilator	Hypoxic respiratory failure	Marketed	Worldwide, excluding the EU and specified other countries(1)
		Bronchopulmonary dysplasia	Pivotal Phase 3
		Acute respiratory distress syndrome-chronic lung disease	Phase 2 in planning stage
		Pulmonary arterial hypertension	Phase 2 in planning stage
LUCASSIN	Terlipressin / vasopressin receptor agonist	Hepatorenal Syndrome Type 1	Pivotal Phase 3 commenced in 2010	United States, Canada, Mexico and Australia
IK-5001	Sodium alginate and calcium gluconate / mechanical support of infarcted heart muscle	Cardiac remodeling and subsequent congestive heart failure following acute myocardial infarction	Phase 2 and pivotal Phase 3 expected to commence in 2011	Worldwide

(1)
An affiliate of Linde has the exclusive right to market and sell INOMAX in the European Union and other specified countries near the European Union. We are required to offer an affiliate of Linde the exclusive right to distribute INOMAX in any country prior to retaining an exclusive third-party distributor to sell INOMAX in that country.

        Our later-stage product candidates include LUCASSIN and IK-5001.

        LUCASSIN is being developed for the treatment of HRS Type 1, a rare and often fatal condition characterized by rapid onset of kidney failure for which there are no approved drugs in the United States. Terlipressin, the active pharmaceutical ingredient in LUCASSIN, is approved in France, Ireland, Spain and South Korea for the treatment of patients with HRS Type 1. In the United States, LUCASSIN has fast-track and orphan drug designations for use in HRS Type 1.

        IK-5001 is being developed to prevent cardiac remodeling, the structural alteration of damaged heart muscle, and subsequent CHF resulting from a heart attack. IK-5001 is administered following a heart attack in liquid form by injection and is designed to flow into the damaged heart muscle where it forms a protective cast, or scaffold, to enhance the mechanical strength of the heart muscle during recovery and repair.

        We also have a number of programs in preclinical development, including (i) IK-1001, which is hydrogen sulfide, or H2S, a naturally occurring molecule to be delivered as sodium sulfide for a range of critical care conditions characterized by tissue ischemia, and (ii) IK-600X, a portfolio of investigational compounds for a range of critical care conditions characterized by vascular leakage.

The Critical Care Market

        Critical care medicine is the multi-disciplinary healthcare specialty focused on the care of patients with acute, life-threatening illness or injury. Problems that might need critical care treatment include complications from surgery, accidents, infections, critical organ failure and severe cardiopulmonary conditions.

        The management of critically ill patients is typically provided in critical care units, which are frequently referred to as ICUs. ICUs can be subdivided based on specialty and include the neonatal intensive care unit, or NICU, medical intensive care unit, or MICU, surgical intensive care unit, or SICU, pediatric intensive care unit, or PICU, coronary care unit, or CCU, and burn unit. Monitors, intravenous, or IV, medication and/or hydration pumps, tubes, feeding tubes, catheters, ventilators and other equipment are commonly found in critical care units. While critically ill patients may recover, death is a significant possibility.

        According to data from HCRIS, in 2005, there were more than 3,000 hospitals in the United States with over 90,000 ICU beds, of which we estimate that 80% of these ICU beds are located in 1,300 of these hospitals. Based on data from SDI Health, we estimate there were approximately 16 million admissions to critical care units in the United States in 2008. On average, critically ill patients require a higher level of care than most other hospitalized patients. Based on HCRIS data, it has been estimated that the average cost per critically ill patient is over $3,500 per day versus approximately $1,500 per day for other hospitalized patients. We estimate that the aggregate U.S. market for the uses for our current marketed product and for the expected uses of our late-stage product candidates is approximately $10 billion annually. We believe that the critical care market is substantially larger than the market for our current marketed product and product candidates and our business development efforts are focused on expanding into other areas of the critical care market.

        Critical care involves close, constant attention by a team of specially-trained healthcare professionals. These teams include highly experienced physicians, nurses, respiratory therapists, pharmacists and other professionals who use their expertise, ability to interpret complex clinical information, and access to highly sophisticated equipment to optimize patient outcomes. An intensivist is a physician with subspecialty training, or equivalent qualifications, in critical care who directs the care of critically ill patients and works in collaboration with other healthcare professionals as necessary. The United States Department of Health and Human Services estimated that the aging of the population will increase demand for intensivist services by approximately 48% from 2000 to 2020.

        An ICU has a different operating environment than other areas in the hospital. These units operate as separate, closed spaces within the hospital with dedicated critical care professionals. The key factors that differentiate ICUs from general hospital units include:

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  Aggressive intervention for critically ill patients—Patients in the ICU often present with multiple organ system problems and severely compromised basic functions, such as respiration, oxygenation, heart rate, blood pressure and mental function. The fragile state of these critically ill patients, combined with a lack of approved treatments for their complex medical conditions, generally increases the need for critical care physicians to employ more aggressive courses of treatment, which may be largely based on clinical literature and their prior training and experience. The benefits of using all available treatments frequently outweigh the risks associated with using an approved treatment for an unapproved use. For example, one 2005 study conducted in the PICU at the University of Wisconsin School of Medicine and Public Health showed that less than 35% of medications commonly prescribed had FDA-approved indications for the conditions for which they were prescribed.

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  Urgent and complex needs of critically ill patients govern decision-making—Due to the often rapidly declining state of patients in an ICU, it is desirable to have immediate feedback as to whether a course of treatment is working. In addition, the complexity of the conditions that present in many critically ill patients creates the need for a broad level of medical support. As a result, there is often a focus on the use of life-sustaining mechanical and nutritional interventions in conjunction with pharmacological therapies. Further, since time frequently is of the essence when treating critically ill patients, and the treatment to which a patient will respond may be unknown at the outset, multiple drugs and other interventions are often used simultaneously rather than in sequence to optimize patient outcomes in a narrow time frame. Moreover, in most situations, maintaining appropriate oxygenation is a top priority in managing an ICU patient.

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  Highly trained, specialized workforce—The intensivists, neonatologists, nurses, respiratory therapists and other healthcare professionals who work in ICUs receive specialized critical care training. In addition, the ratio of healthcare professionals to patients is generally higher in an ICU than in other units of the hospital.

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  Restricted-access environment—Access to the ICU is among the most heavily restricted in the hospital. Generally, pharmaceutical and medical device sales representatives are not freely allowed into an ICU. As a result, sales representatives do not frequently market new products to critical care physicians without a strong pre-existing relationship.

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  Compelling pharmacoeconomic rationale—In general, because of the intensity of services required for a critically ill patient, the care that a hospital provides in the ICU is reimbursed at a higher rate by Medicare, Medicaid and insurance companies. Reimbursement under Medicare and Medicaid for inpatient hospital services is based on a fixed amount per admission which, in turn, is based on the patient's diagnosis related group, or DRG, regardless of the cost or amount of treatments provided. Private third-party payors typically reimburse for inpatient hospital services under programs that are substantially similar to the DRG system. Any treatment that improves care and reduces days in the ICU results in cost savings to the hospital without directly affecting DRG payments. In addition, due to the high morbidity and mortality associated with critically ill patients, effective interventions or treatments could deliver compelling pharmacoeconomic value by potentially increasing years of life, as well as quality of life, in survivors.

Our Competitive Strengths

        We believe we have the following competitive advantages and strengths:

        Profitable INOtherapy Business with Significant Growth Potential—Our annual net sales have grown from $237 million in 2008 to $274 million in 2009, representing an annual growth rate of approximately 16%. We have been growing INOtherapy revenues, in part, through increased market penetration for the approved indication using our established sales team in the United States. We are conducting and planning clinical trials of INOMAX for additional indications and are developing advanced INOMAX drug-delivery systems. We also market INOtherapy in Canada, Australia, Mexico and Japan.

        Established Infrastructure and Strength in Sales and Marketing—We have been selling INOtherapy since 2000, and, as a result, have an established infrastructure, including manufacturing and distribution capabilities, an installed base of drug-delivery systems, and an experienced sales and marketing team. As of September 30, 2010, we had an installed base and deployable inventory of approximately 5,200 wholly-owned, proprietary drug-delivery systems and have navigated the time-consuming and complex process of establishing the compatibility of our drug-delivery systems with more than 48 models of ventilators and anesthesia devices. As of September 30, 2010, we had 43 sales professionals in the United States, five professionals who educate customers on reimbursement options and 12 employees responsible for brand management, market research and sales operations. Under our current management, we doubled the size of our sales team and we believe we have the capability to further expand our sales and marketing infrastructure to the extent necessary to commercialize any additional products we may develop or acquire.

        Sales Driven by Deep Relationships in Critical Care—INOtherapy is typically administered at the patient's bedside through a ventilator. In order to facilitate the use of INOtherapy, our medical and sales professionals provide critical care professionals with clinical and technical assistance and ongoing clinical training. In addition, we have a strong focus on customer satisfaction, which is demonstrated through around-the-clock customer support and reflected in our customer satisfaction surveys and the retention, in 2009, of customers who accounted for over 99% of our 2008 sales revenue. Our comprehensive and integrated offering provides us with meaningful access to critical care professionals and their patients. We believe this access, together with our focus on customer satisfaction, allows us to develop close relationships with, and respond to the needs and practices of, our customers as well as understand the roles of therapeutics, diagnostics and supportive care in the critical care setting.

        Expertise in Critical Care and in Research and Development—We are able to identify unmet medical needs and opportunities through our extensive knowledge of the critical care market and ongoing interactions with thought leaders. Once we have identified a potential product candidate or indication, we rely on our expertise in understanding the pathophysiology and biology of the condition to determine the best clinical and scientific path to demonstrate pharmacological activity and proof of concept within an attractive timeframe and budget. For those product candidates with which we decide to move forward, we are able to rely on the expertise of our approximately 115 research and development personnel as of September 30, 2010, 58 of whom have experience administering clinical trials in critical care settings. We believe that a combination of the judicious use of clinically relevant biomarkers, and our experience with adaptive clinical trial design, which is modifying ongoing clinical trials based on accumulated trial data, can help identify the right dose and patient profile for our clinical studies. We believe that our expertise in critical care and in research and development, including our emphasis on early evaluation of potential product candidates, mitigates some of the risk usually associated with new product development.

        Pipeline of Promising Product Candidates—We have a diversified and promising pipeline of product candidates, including two late-stage product candidates and a number in preclinical development. We believe several of our product candidates target potentially large market opportunities. We intend to use our experience in critical care research and development to advance this pipeline and our knowledge and success in the critical care market to augment our pipeline through in-licensing.

        Leadership Team with Proven Track Record of Operational Execution—Under our current management, we have successfully grown our annual INOtherapy revenues, expanded our commercial and research and development capabilities, and executed on our product acquisition and in-licensing strategy by acquiring rights to LUCASSIN, IK-5001 and the IK-600X portfolio. In addition, we have built a strong financial foundation which, combined with the experience and proven track record of our leadership team, positions us to capitalize on additional opportunities.

Our Strategy

        Our goal is to become a leader in developing and commercializing innovative therapeutics and interventions for the critical care market and, ultimately, advancing the practice of critical care medicine. The key elements of our strategy to achieve this goal include:

        Growing Our INOtherapy Business—We are seeking to grow our INOtherapy revenues by:

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  Further Penetrating Existing Accounts—We plan to continue to introduce our next-generation drug-delivery systems in hospitals, educate our customers on the use of INOMAX and available reimbursement options and provide superior customer service in order to increase sales of INOMAX for its approved indication to existing hospital accounts.

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  Adding New Hospitals as Customers—We plan to market our INOtherapy offering for the approved INOMAX indication to new hospital accounts.

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  Expanding in Foreign Markets—We are adding resources in foreign jurisdictions and expanding in new markets. We intend to leverage our existing infrastructure to provide our INOtherapy offering in foreign markets, with the same high quality standards.

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  Seeking Approval for Additional Indications—We are conducting and planning clinical trials of INOMAX for currently unapproved uses with the intention of seeking FDA approval for these indications if the trials are successful.

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  Improving Drug-Delivery Technology—We are continuing to develop innovative technology for our drug-delivery systems to enhance safety, efficacy and ease of use in the delivery of INOMAX.

        Enhancing Our INOtherapy Market Position—We are working to sustain and improve our current INOtherapy market position through our:

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  Customer Service—We continue to focus on customer service and satisfaction. We train our customers on use of our product and drug-delivery systems, educate them about reimbursement options, and deliver emergency drug and drug-delivery systems when needed. In addition, we periodically conduct customer surveys to ensure we are effectively meeting their needs. By focusing on customer satisfaction, we are striving to further strengthen our customer relationships and loyalty, which we believe will help improve and protect our current market position.

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  Advanced Drug-Delivery Systems—We are developing more technologically advanced drug-delivery systems with improved functionality to further enhance their safety, efficacy and ease of use and to build a sustainable competitive advantage for INOtherapy. These advanced drug-delivery systems include the INOMAX DSIR and INOpulse DS. The INOMAX DSIR, recently cleared by the FDA, uses infrared technology to improve the safety parameters of the drug-delivery systems. The INOpulse DS is optimized for spontaneously breathing patients and provides precise drug delivery, which may prove useful in certain indications.

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  Intellectual Property and Other Exclusivity—To protect the value of our innovations, we are pursuing intellectual property protection for our new drug delivery technology. Also, we are seeking drug and delivery system combination approval by the FDA for certain future indications. In addition, when appropriate, we intend to seek additional exclusivity through orphan designation and/or pediatric exclusivity and to file additional patent applications.

        Pursuing Efficient and Informed Development of Product Candidates—We intend to harness our biologic expertise and clinical insight in the critical care market to further the clinical development of several of our in-licensed product candidates. We commenced a pivotal Phase 3 clinical trial of LUCASSIN in October 2010 for the treatment of HRS Type 1. A Phase 1/2 clinical trial of IK-5001 was recently completed in Europe, and we intend to move its development forward with a Phase 2 clinical trial and a pivotal Phase 3 clinical trial for the prevention of cardiac remodeling and subsequent CHF following AMI.

        In addition, we leverage our knowledge and expertise to help ensure prudent spending on development of our product candidates. We identify critical care market opportunities, determine the likely value to patients and physicians, and gauge our ability to develop a product candidate within a reasonable timeframe and budget. We then use clinically relevant biomarkers and adaptive clinical trial design, when appropriate, to help identify the right dose and patient profile for our clinical studies. In addition, we focus on acute diseases that require a short duration of therapy and usually have short clinical endpoints, allowing us to move quickly from proof of concept into clinical trials.

        Building Our Product Portfolio through Targeted Business Development Efforts—We believe that acquisition and in-licensing opportunities in the critical care area are attractive because of the limited number of therapies approved for critical care indications and the high unmet need. We are positioned to identify these opportunities as a result of our knowledge of the market and our close relationships with critical care physicians and thought leaders, and to execute on them because of our financial position and experienced leadership team. We intend to actively pursue acquisitions and in-licensing opportunities to augment our growth, leverage our existing infrastructure and further diversify our product and product candidate portfolios. We believe that our experience in identifying acquisition and in-licensing opportunities and consummating these transactions, industry expertise and relationships, clinical development and commercial capabilities, and available capital make us an attractive partner for such opportunities.

        Focusing on Profitability While Investing to Expand Our Business—Our strong financial position allows us to invest in research and development activities and acquisition and in-licensing opportunities. We have a track record of steady revenue growth and are focused on maintaining our core profitability. We intend to continue to grow revenues and generate significant cash flow, with the goal of maintaining profitability while investing wisely in our product and product candidate pipeline.

Product and Product Candidates

INOtherapy

        INOtherapy is our all-inclusive offering of drug product, services and technologies. This includes INOMAX, INOcal calibration gases, use of our proprietary FDA-cleared delivery system, distribution, emergency delivery, technical and clinical assistance, quality maintenance, on-site training and 24/7/365 customer service. We have the exclusive worldwide rights to market and sell INOMAX, except for in the European Union and other specified countries near the European Union.

        Due to the fragile health of patients with HRF and other conditions for which physicians prescribe INOMAX, it is imperative that INOMAX be readily available when needed. In order to ensure this continuous access to INOMAX, we provide our customers with back-up INOMAX cylinders and extra drug-delivery systems, which are designed to be easily transportable. Providing continuous access also requires that we train hospital personnel on all shifts, including nights and weekends, that we provide live customer and technical support 24/7/365, and that emergency deliveries of our drug-delivery systems and INOMAX cylinders reach customers within hours.

        INOMAX is typically administered at the patient's bedside through a ventilator. Patients remain on INOMAX for an average continuous duration of approximately five days; however, some may remain on INOMAX for a significantly longer period, depending on the patient's condition and the physician's discretion. Since its commercialization in 2000, we believe that approximately 394,000 patients have been treated with INOMAX worldwide.

        Delivering and maintaining precise levels of INOMAX is a complex process. INOMAX is designed to be delivered through our wholly-owned proprietary drug-delivery system, the INOMAX DS, which is engineered to simplify the administration of INOMAX while ensuring safe and efficacious drug delivery. In addition to its small size and weight for use in transport situations, the INOMAX DS features an enhanced user interface for ease-of-use at the bedside and is fully compatible with more than 48 models of ventilators and anesthesia devices. In July 2010, we identified through our ongoing quality monitoring systems that a pressure switch within our INOMAX DS drug-delivery system that monitors when the INOMAX cylinder should be replaced was prematurely failing on some of the systems. As a result, we initiated a voluntary recall of all impacted INOMAX DS drug-delivery systems following consultation with the FDA. We identified and validated a more robust alternative pressure switch and have begun replacing the switch in the drug-delivery systems. We also communicated to healthcare providers a reminder to utilize the prescribed back-up procedures for INOMAX DS drug-delivery systems to ensure minimal disruption of the flow of INOMAX in the event of system malfunctions, such as the pressure switch failure. We are aware that a small number of patients experienced adverse events due to interruptions in the flow of INOMAX. In most of the reported cases, the interruptions were a result of healthcare providers' ceasing INOMAX delivery after the pressure switch failed despite the prescribed back-up procedures outlined in the user manual and on which they are trained. While we are still investigating some of the reported events, we believe most of the adverse events resulted in only transient effects and no patients experienced any permanent injury as a result of the switch failures.

        The INOvent, our first-generation delivery system, is still used in some hospitals, but we are gradually upgrading the INOvents to INOMAX DS drug-delivery systems. Additionally, we are developing more technologically advanced drug-delivery systems, including the INOMAX DSIR and

INOpulse DS, to enhance clinical benefit, patient safety and ease of use. All of our delivery systems monitor for nitrogen dioxide, which forms when nitric oxide mixes with oxygen in the air. Elevated levels of nitrogen dioxide can be toxic and lead to decreased pulmonary function, chronic bronchitis, chest pain and pulmonary edema.

        We manufacture INOMAX at our Port Allen, Louisiana facility, which is the only FDA inspected site for manufacturing pharmaceutical-grade NO in the world. We design, develop, manufacture and globally distribute our drug-delivery systems through our FDA inspected facility in Madison, Wisconsin. We distribute our INOtherapy product offering directly to our U.S. customers from one of our seven regional service and distribution centers. We also own all of our installed base and deployable inventory of approximately 5,200 INOMAX drug-delivery systems, as of September 30, 2010, and can move the systems between locations at our discretion. We work directly with ventilator manufacturers through the time-consuming and complex process of ensuring that our drug-delivery systems are compatible with their new ventilator models. When we add compatibility with a new ventilator model, we have the new ventilator model cleared through a special 510(k), which contains compatibility validation reports and diagrams, and the new ventilator is added to the list of FDA-cleared devices in the operating manual for the INOMAX DS.

        Customer service is a key value driver for our INOtherapy offering. We take a holistic view of our customers' needs. For that reason, we employ a team of 30 customer service professionals, as of September 30, 2010, who provide around-the-clock support for all the needs of our customers. Our customer service team is the primary point of contact for the distribution chain and has responsibility for maintaining an adequate supply of our drug and drug-delivery systems. This team coordinates delivery of INOtherapy, the pick-up and replacement of INOMAX cylinders and emergency deliveries of both our drug and drug-delivery systems through one of our seven regional service and distribution centers. We have designed our distribution system and located our seven regional service and distribution centers in places that allow emergency deliveries to reach our U.S. customers in four hours or less in most cases. In addition to our regional service and distribution center operations, we also have third-party logistics and equipment service agreements in place with companies throughout the world, including in the United States, Canada, Australia, Mexico and Japan.

        As of September 30, 2010, we had 43 sales professionals in the United States who promote INOMAX for HRF associated with pulmonary hypertension in term and near-term infants and have developed close relationships with neonatologists, nurses, respiratory therapists and other relevant healthcare professionals. They also manage the overall customer relationships and train customers on the use of our drug-delivery systems for delivery of INOMAX for its approved use. Additionally, as of September 30, 2010, we had five professionals who educate our customers on reimbursement. A 17-member, field-based medical affairs team addresses scientific and medical questions and provides expert guidance and education in the application, administration, and utilization of our drug and drug-delivery systems. This well-credentialed team consists of doctorate-level scientists, nurses, respiratory therapists, clinical specialists and pharmacists. On average, our entire field-based team interacts with and trains approximately 1,800 healthcare professionals each month. This training is driven by account expansion, the evolving needs of our customers, the addition of new clinical personnel, as well as our regular updates and improvements to our drug-delivery systems. We currently market INOtherapy in the United States, Canada, Australia, Mexico and Japan. Three sales professionals currently cover Canada, and we work with third parties to provide sales support for INOtherapy in Australia, Mexico and Japan.

        We conduct annual customer satisfaction surveys to ensure that we continue to exceed our customers' expectations and make improvements along the way. In 2009, we conducted a comprehensive survey of approximately 175 customers (clinicians and hospital administrators) using a Net Promoter Score, or NPS, as a key performance metric for tracking customer satisfaction and brand equity. NPS involves quantitative measures by which companies can correlate the impact of their business and business practices on customer satisfaction and loyalty. Our NPS score demonstrated high overall satisfaction with and loyalty to our product, drug-delivery systems, people and company, as well as intent to recommend our product and company to colleagues. Nearly 70% of our customers were completely or very satisfied with our performance, while fewer than 5% were less than satisfied. Customer service and quality of our product and delivery systems were among our most highly rated attributes.

        Historically, we offered INOtherapy at a fixed, hourly rate that was tied directly to the hours of INOMAX used. Each product cylinder is equipped with a meter, the INOmeter, that measures the number of hours and cumulative duration of usage on each cylinder. In addition, under our expense limitation program, we issued credits to customers for patients that exceeded specific durations of treatment. To apply for these credits, customers were required to track and submit patient data to us by completing manual forms or entering data via an extranet site. This made the credit processing paperwork administratively burdensome for our customers. In addition, our customers often considered the list price of our product rather than the price net of credits, which made the perceived price higher than the effective price they paid. Because INOtherapy is used when patients are severely ill, our customers experience a fair amount of fluctuation from month to month in the use of this product, which caused significant budget variability for many customers.

        In response to those concerns, in 2010 we implemented a new tier-based billing model and eliminated the expense limitation program. This model generally provides customers with the option of selecting one of four customized tiers of INOtherapy use. Three of these tiers are capped and have a different base fee and corresponding number of hours of use of INOMAX. The remaining tiered option provides unlimited access to INOtherapy for a fixed fee. There also is an hourly pricing model for those customers not wishing to select a tiered option. In effect, customers that elect one of the capped-tiered models now buy access to a fixed number of hours of use of INOMAX for a preset price, which removes many of the issues with the prior billing model. We believe the new billing model provides less budget variability and removes a significant administrative burden from our customers as they no longer are required to monitor and submit individual customer patient data to apply for credits. Finally, we believe the new billing model benefits us by providing revenue predictability and improving customer relationships.

        We understand from our customers that reimbursement for the cost of INOMAX is typically provided through their receipt of DRG payments for patients who are covered by Medicare or Medicaid, or through similar reimbursement programs for patients who are covered by private third-party payors. As part of hospital billing, we believe that, when a hospital submits its summary bill for reimbursement, that bill includes all the line item costs captured in the patient's financial records. Under the DRG or similar reimbursement programs, hospitals are reimbursed based on the diagnosis of the patient and receive the same amount irrespective of the total length of stay or cost of services provided. However, hospitals are reimbursed at a higher rate for patients with the same diagnosis who have more complications.

INOtherapy Geographical Sales Distribution

        The following table shows the geographical distribution of our net sales in 2009, 2008 and 2007 and for the six months ended June 30, 2010 and 2009.

	Successor
			Combined	Six Months Ended June 30,
	Year Ended December 31,
			Year Ended December 31, 2007 (Unaudited)
				2010	2009
	2009	2008		(Unaudited)
United States	$259,786	$224,115	$195,995	$133,966	$124,786
Canada	10,598	10,523	9,149	8,191	4,896
Australia	1,842	604	729	2,671	307
Mexico	18	—	—	282	—
Japan	—	—	—	449	—
Other	2,098	1,489	876	1,044	1,151

Total	$274,342	$236,731	$206,749	$146,603	$131,140

        We recognized our first INOtherapy sales in Australia in the second quarter of 2009 (prior to the second quarter of 2009, we sold INOMAX and certain related equipment in Australia), in Mexico in the third quarter of 2009 and in Japan in the first quarter of 2010.

INOtherapy Foreign Expansion

        We intend to leverage our existing infrastructure to provide INOtherapy in foreign markets with the same high-quality standards with which we operate in the United States. In Australia, Mexico and Japan, we operate in partnership with third parties to maintain our service and delivery system functions and operate local customer service centers. In Canada, we maintain our own service and delivery system functions, and provide customer service from the United States. We believe that certain foreign markets that we are targeting have favorable pricing and reimbursement environments.

        In Japan, where INOMAX is known as INOflo, we have full reimbursement for up to six days at approximately $2,000 per day. Hospitals can be fully reimbursed for 100% of INOflo costs for approved uses. In Canada, where the federal government does not specifically reimburse the use of INOMAX, we charge approximately $100 per hour, which is paid out of local hospital budgets. In Mexico, there is currently no formal government reimbursement for INOMAX, and we are commercializing INOMAX within the private segment of the market only. We are in negotiations with multiple public hospitals in Mexico to secure budget allocations for INOMAX and are also actively pursuing government inclusion of INOMAX on Mexico's national drug formulary. In Australia, the government does not currently fund any use of INOMAX and all usage is paid for out of local hospital budgets. We are pursuing special reimbursement for INOMAX in Australia, but there is no guarantee that this will be successful.

INOMAX Scientific Background

        The active substance in INOMAX is pharmaceutical grade NO. NO is a naturally occurring molecule produced by many cells of the body. Researchers found that NO is produced and released by portions of the blood vessels and results in smooth muscle relaxation. In particular, NO controls muscle tone in blood vessels, and thus is an important factor in regulating blood pressure. As the muscles relax, blood flow increases, helping the heart and lungs to improve oxygenation and deliver more oxygenated blood to the body. Researchers discovered that NO has many critical roles in the body, not only in regulating blood pressure and blood flow, but also as: a neurotransmitter; protection against damage to tissue caused when blood supply returns after a period of restriction, known as ischemia reperfusion injury; protection against infection; a regulator for blood vessel growth; and a regulator of the function of the body's immune system. The scientific journal Science named NO Molecule of the Year in 1992. Additionally, the three researchers who discovered the role of NO as a signaling molecule in the cardiovascular system earned the Nobel Prize for Physiology or Medicine in 1998.

        In 1991, Dr. Warren Zapol and his associates at the Massachusetts General Hospital discovered that inhaling NO in gas form could reduce high blood pressure in the lungs, a condition known as pulmonary hypertension. NO is a rapid and potent vasodilator, which means it quickly dilates, or widens, blood vessels. When inhaled, it quickly dilates blood vessels in the lungs, which reduces blood pressure in the lungs, strain on the right ventricle, and shunting of de-oxygenated blood away from the lungs. Because more blood can flow through the lungs, blood levels of oxygen improve. In addition, inhaled NO improves the efficiency of oxygen delivery, and because it is a gas, it goes only to the portions of the lung that are ventilated, or receiving air flow, and increases blood flow only in these areas. Thus, inhaled NO improves ventilation-perfusion matching, an important element of lung function involving the air that reaches the lungs, or ventilation, and the blood that reaches the lungs, or perfusion. Inhaled NO is quickly inactivated after contact with blood, and is selective for the lungs, meaning that it has minimal effects on blood pressure outside of the lungs, which is an important safety consideration. The INOMAX product label recognizes the fact that it is selective for the lungs.

Approved Indication

  Hypoxic Respiratory Failure

        INOMAX is the only treatment approved by the FDA for HRF associated with pulmonary hypertension in term and near-term infants. The FDA approved INOMAX for this indication in December 1999, and we commercially introduced it in 2000.

  Disease background and market opportunity

        HRF is a potentially fatal condition that occurs when the lungs are unable to deliver enough oxygen to the body. In infants with HRF and pulmonary hypertension, there are regions in the lungs where the blood vessels are constricted, resulting in inadequate blood flow. Consequently, oxygen is unable to diffuse from the lungs into pulmonary blood vessels. This inadequately oxygenated blood returns to the heart and is pumped back to the body. If this condition persists, these infants are at risk for dying from inadequate oxygen delivery to their tissues.

        Pulmonary hypertension occurs as a primary developmental defect or as a condition secondary to other diseases, including: meconium aspiration syndrome, which occurs when infants breathe their first stool, known as meconium, into their lungs during or before delivery; pneumonia; sepsis, an infection of the blood stream; and hyaline membrane disease or neonatal respiratory distress syndrome, which is due to immature lung development.

        HRF severity is measured by oxygenation index, or OI. A higher OI is associated with more severe HRF. We estimate that approximately 25,000 term and near-term infants in the United States develop HRF each year, about 8,000 of whom have severe to very severe HRF (OI >25). According to our estimates, INOMAX currently is used to treat approximately 65% of the severe and very severe patients (OI > 25) and approximately 25% of all HRF patients.

        Based on published estimates of the incidence of HRF among infants in the United States in 2001 and the population and birth rates in Japan, in Australia and in Canada in 2006 and in Mexico in 2005, we estimate that the number of infants eligible for INOMAX in the following countries, for the labeled indication in each country, are as follows: approximately 20,000 infants with HRF in Japan, approximately 3,000 term and near-term infants with HRF in Australia, approximately 30,000 term and near-term infants with HRF in Mexico and approximately 4,000 term and near-term infants with HRF in Canada.

  Clinical Development Program

        Because INOMAX is already approved for the treatment of HRF, we have no further clinical development planned.

  Competition

        The FDA has not approved any therapies for the treatment of HRF associated with pulmonary hypertension in term and near-term infants other than INOMAX. The current standard of care includes the use of oxygen and mechanical ventilation. Revatio, which recently became available in IV form, has been studied for the management of pulmonary hypertension in children, but is not approved for the treatment of HRF. Prior to the introduction of INOMAX, extracorporeal membrane oxygenation, or ECMO, was the standard of care. ECMO is a highly invasive procedure in which an ECMO machine, which is similar to a heart-lung bypass machine, is used. It requires placing large tubes, known as catheters, into an artery and a vein to access the patient's blood and then continuously pumping it through a membrane oxygenator. This removes carbon dioxide and adds oxygen, and returns the oxygenated blood back to the patient. Because tubes are placed into the major blood vessels, ECMO carries the risks of bleeding and infection and clotting in the blood vessels, which could lead to stroke.

Additional Indications under Development

        We are currently pursuing indications for INOMAX for the prevention of clinically significant BPD and the treatment of ARDS and PAH.

  Bronchopulmonary Dysplasia

        We are investigating its use in the potential treatment of pre-term infants who are susceptible to BPD. Prior clinical trials of INOMAX in this area, conducted by us and others, varied considerably in dosing regimen, patient selection, treatment duration, and did not demonstrate consistent efficacy. Based on the design of a 582-patient clinical trial that demonstrated a greater benefit from INOMAX treatment at a high dose in a severely ill population, we began enrollment in a 380-patient pivotal Phase 3 clinical trial in December 2009 in the United States and Canada. We believe that this trial, if successful, in addition to data from previous trials, would be sufficient for FDA approval. INOMAX is not currently approved by the FDA for the prevention of BPD, and therefore our policies prohibit promotion and marketing of INOMAX for the prevention of BPD.

  Disease Background and Market Opportunity

        BPD is a respiratory condition characterized by the need for ongoing ventilatory support and/or the administration of oxygen related to lung injury in pre-term infants. Pre-term infants have underdeveloped, fragile lungs. With injury, the lung tissue becomes inflamed and may break down, resulting in scarring that can impair breathing and require oxygen for repair. Causes of lung injury include:

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  pre-term birth, because the lungs, especially air sacs, or alveoli, are not fully developed;

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  insufficient amounts of surfactant (a natural detergent) that is needed to keep tiny air sacs open (without surfactant, the burden of breathing is greatly increased); and

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  lung-cell damage resulting from use of high concentrations of oxygen, air pressure from breathing machines, and suctioning of airways and tracheal tubes that can damage lungs during mechanical ventilation.

        Infants with BPD may be at increased risk for respiratory infection and may need to be re-hospitalized, resulting in significant additional medical costs. Infants with low birth weight have the highest chance of developing BPD, and the risk of BPD increases with decreasing birth weight. The Centers for Disease Control data for 2006 indicates that approximately 63,000 infants were born with very low birth weight (less than 1,500 grams) and would be at risk for BPD. We believe approximately half of all infants born with very low birth weight who are at risk for BPD could potentially be candidates for INOMAX.

  Scientific Rationale for Use of INOMAX

        INOMAX has been evaluated in several animal studies that suggest it may play a critical role in normal lung vascular growth and alveolarization, an increase in alveoli that exchange carbon dioxide and oxygen. Infants with BPD have larger and fewer alveoli, resulting in a less efficient transfer of oxygen from the lungs to the blood. Research into the interactions between the developing airspaces and the blood vessels has impacted the understanding of BPD. Damage to the developing alveolar epithelium, which is the cellular lining of the airspaces, may interrupt critical biological signaling and reduce capillary growth. As a result, blood vessels do not develop normally. We believe that interrupting blood vessel growth in the lungs may, in turn, halt the development of the alveoli.

        INOMAX may affect the outcomes of infants at risk of BPD in a few important ways:

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  by reducing larger alveoli that characterize BPD by promoting the growth of blood vessels and more alveoli in the lungs;

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  by improving oxygenation, thereby allowing lower concentrations of oxygen to be given to the patient; and

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  by reducing inflammation.

These strategies may reduce the severity of lung injury, thereby eliminating the need for later respiratory support.

        The effectiveness of INOMAX in preventing BPD in pre-term infants has been investigated in a number of clinical trials.

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  Pilot trial:  A single-center study of 207 patients conducted by the University of Chicago showed that INOMAX, started at 10 parts per million, or ppm, for one day and reduced to 5 ppm for six additional days, increased the rate of survival without BPD by approximately 42% as compared to the patients in the control group, a statistically significant result, and was well tolerated.

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  Low-dose trials:  Three placebo-controlled trials were conducted using INOMAX at a relatively low dose of 5 ppm for 3 to 21 days. Some of these trials included pre-term infants who were not at very high risk of BPD. None of these trials showed a benefit of INOMAX in reducing the incidence of BPD, but they did show the safety and tolerability of INOMAX in the 2,013 pre-term infants in these trials. In retrospect, this approach made it more difficult to show differences between the INOMAX and placebo groups.

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  Higher-dose trials:  Independent of those trials, Dr. Roberta Ballard and her colleagues at the National Heart Lung and Blood Institute, or NHLBI, initiated their own trial, using a different dosing strategy. This trial was significantly different from the other trials because it started with a higher dose of INOMAX (20 ppm) and continued it for 24 days, so that the total drug exposure was greater. In addition, the patients in this trial were somewhat older and more severely ill when therapy was started, and thus at much higher risk of BPD. The trial enrolled 582 pre-term infants and showed a 20% improvement in the primary endpoint of survival without BPD, and shorter time to hospital discharge, as compared to patients in the control group. Based on this trial, some physicians have begun to use INOMAX to prevent BPD in this specific subset of infants at high risk for BPD. Dr. Ballard has also published a one-year follow up report that showed that the infants treated with INOMAX required significantly less use of oxygen and other medications for breathing. The two-year follow up study also confirmed the longer-term safety of INOMAX.

        The following table shows the size, time to initiation of therapy, dosing information and duration of the trials described above. All of these trials were double-blind, randomized, placebo-controlled trials, with the primary endpoint of survival without BPD at 36 weeks gestational age, and also included longer-term outcomes at one to two years.

Trial	Sponsorship	Phase	Patients	Time to Initiation of Therapy	Starting INOMAX Concentration	Mean Duration of Therapy (Days)	Achievement of Primary Endpoint
Schreiber	University of Chicago	P2	207	< 72 hrs	10 ppm	7	Yes
Van Meurs	National Institute of Child Health and Human Development	P3	420	< 72 hrs	5 ppm	3	No
Kinsella II (INOT-25)	NHLBI	P3	793	< 48 hrs	5 ppm	13	No
EUNO (INOT-27)	INO Therapeutics	P3	800	< 24 hours	5 ppm	16	No
Ballard	NHLBI	P3	582	7-21 days	20 ppm	24	Yes

  Clinical Development Program

        We are conducting an additional pivotal Phase 3 clinical trial (BPD-301) in pre-term infants at risk for BPD to explore our hypothesis that a higher dose of INOMAX, administered for a longer duration to the population of pre-term infants at very high risk for BPD, will result in a reduction in the incidence and severity of BPD as compared to the control group. We began enrollment in this double-blind, randomized, placebo-controlled trial in December 2009, and we expect that it will include 380 infants at approximately 30 sites in the United States and Canada. The starting dose will be 20 ppm of INOMAX, starting between five and 14 days after birth and all infants will be treated for 24 days. The primary endpoint, survival without BPD at 36 weeks gestational age, is identical to the endpoint used in the prior successful NHLBI trial. Additionally, both short- and long-term secondary endpoints will examine the effects of INOMAX on BPD severity and healthcare utilization for up to two years. These include time to end mechanical ventilation, length of hospitalization, need for home oxygen therapy, need for rehospitalization and use of medications. Data on patient outcomes at one year of age will be a required part of our sNDA submission for FDA approval for the BPD indication.

  Competition

        The FDA has not approved any treatments specifically to prevent or treat BPD. We expect that INOMAX, if approved for the BPD indication, would be used in combination with other therapies, including:

  •
  extra oxygen to compensate for decreased capacity;

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  mechanical ventilation followed by gradual weaning as lungs grow and breathing improves;

  •
  additional surfactants, such as Infasurf, Curosurf or Survanta; and

  •
  other supportive therapies.

        Clinical trials have demonstrated that Vitamin A and caffeine may reduce the incidence of BPD, but these therapies are not approved for this use.

  Acute Respiratory Distress Syndrome

        ARDS is a common and life-threatening condition for which no specific FDA-approved treatments are available. INOMAX has been studied for the treatment of ARDS. Although those trials were not adequate for FDA approval of this indication, physicians continue to use INOMAX to treat patients with severe ARDS. Based on the outcome of additional preclinical studies of INOMAX in treating ARDS, we are currently planning to conduct a Phase 2 clinical trial in this use. INOMAX is not currently approved by the FDA for the treatment of ARDS, and therefore our policies prohibit promotion or marketing of INOMAX for the treatment of ARDS.

  Disease Background and Market Opportunity

        Acute lung injury, or ALI, is characterized by inflammation of the lung tissues leading to impaired gas exchange with low oxygen levels and frequently results in multiple organ failure and death. This condition requires support with oxygen and mechanical ventilation. In its most severe form, it is called ARDS, but these conditions are often discussed as one condition, which we will refer to as ARDS/ALI. ARDS/ALI can be caused by direct lung injury, such as pneumonia, aspiration of gastric acid or smoke inhalation, or by indirect injury, such as trauma, sepsis or systemic conditions such as pancreatitis.

        According to a study conducted by Dr. Gordon Rubenfeld at the Division of Pharmacy and Critical Care Medicine, Harborview Medical Center, University of Washington, published in the New England Journal of Medicine, there are approximately 141,500 patients classified as having ARDS, with an associated 59,000 deaths and 1.6 million days in ICUs. Patients with ARDS spend a significant amount of time in the ICU with the average length of stay estimated at 11.6 days.

  Scientific Rationale for Use of INOMAX

        INOMAX has been shown to be a selective pulmonary vasodilator with minimal systemic effects in patients with HRF. Additionally, INOMAX has also been shown to improve gas exchange both in animal models and in humans. The hypothesis for the use of INOMAX in ARDS is that it may decrease pulmonary arterial pressures and improve oxygenation by causing vasodilation in well-aerated areas of the lung. This, in turn, is expected to allow for less toxic levels of oxygen and less ventilator support, thereby protecting the lungs from ventilator- and oxygen-induced injury.

  Clinical Development Program

        In 1999, we conducted a randomized, double-blind, placebo-controlled, Phase 3 clinical trial in the ICUs of 46 U.S. hospitals to evaluate the efficacy of low-dose INOMAX (5 ppm) in 385 patients with ARDS. The primary endpoint of this trial was the number of days patients were alive and stayed off mechanical ventilation. In this trial, INOMAX had no significant benefit versus placebo. There was a significant increase in blood oxygen levels during the initial 24 hours of treatment, but no improvement in survival at 28 days, which was a secondary endpoint of the trial.

        The major clinical complication of ARDS in survivors is the development of chronic lung disease as the injured lung tissue heals. We performed additional, prospectively defined analyses on this trial, which showed significant improvement in lung function in survivors who were treated with INOMAX, suggesting that INOMAX may have a protective effect against chronic lung disease. We, therefore, believe that there may be a clinically important effect of INOMAX other than improving survival.

        In addition, we and other investigators have performed pharmacokinetic and pharmacodynamic studies that, we believe, suggest that an alternative INOMAX dosing regimen (such as pulsed or intermittent dosing) may improve the effectiveness of INOMAX and reduce mortality in patients with ARDS.

        We are planning a Phase 2 clinical trial of INOMAX for the treatment of ARDS. We intend that the endpoints of this clinical trial will include a decrease in the occurrence of chronic lung disease in survivors of ARDS at six months following treatment. This planned clinical trial will include an evaluation of our new INOpulse DS technology, a drug-delivery system that may improve dosing of INOMAX to the injured lung.

  Competition

        The standard of care for ARDS includes support with oxygen and mechanical ventilation to keep the patient alive. Although patients with ARDS receive many supportive therapies, we are not aware of any drug therapy or combination of therapies that have been shown to improve outcomes from ARDS. We expect that INOMAX, if approved for this indication, would be used in combination with these other supportive therapies.

  Pulmonary Arterial Hypertension

        PAH is a life-threatening, progressive disorder characterized by abnormally high blood pressure, or hypertension, in the pulmonary artery, the blood vessel that carries blood from the heart to the lungs. Inhaled NO has been studied for the treatment of PAH in a small number of patients. We are currently planning to conduct a Phase 2 clinical trial in this use. INOMAX is not currently approved by the FDA for the treatment of PAH, and therefore our policies prohibit promotion or marketing of INOMAX for the treatment of PAH.

  Disease Background and Market Opportunity

        PAH occurs when most of the very small arteries throughout the lungs narrow in diameter, which increases the resistance to blood flow through the lungs. To overcome the increased resistance, pressure increases in the pulmonary artery and in the heart chamber that pumps blood into the pulmonary artery, which is the right ventricle. Signs and symptoms of PAH occur when increased pressure cannot fully overcome the elevated resistance and blood flow to the body is insufficient. Shortness of breath during exertion and fainting spells are the most common symptoms of PAH. People with this disorder may experience additional symptoms, particularly as the condition worsens. Other symptoms include dizziness, swelling of the ankles or legs, chest pain, and a racing pulse.

        Although there are drugs approved for the treatment of PAH, according to a published article, the current one-year survival rate for patients diagnosed with PAH is approximately 84%, with 67% surviving at three years and 58% surviving at five years. In addition, most therapies have limitations, including side effects and the requirement for IV delivery, laboratory monitoring and/or frequent dosing. Based on Datamonitor data, we estimate that approximately 4,500 people had PAH in the U.S. in 2008. We believe approximately half of all people with PAH could potentially be candidates for INOMAX.

  Scientific Rationale for Use of INOMAX

        PAH is characterized by a progressive disease of the arteries, leading to elevation in pulmonary vascular resistance and pulmonary arterial pressure and, if untreated, right ventricular failure and death. PAH is associated with impaired release of NO and thus, we believe, chronic administration of inhaled NO may be viewed as an adjunctive therapy in some patients with PAH. Published medical literature has indicated that chronic administration of inhaled NO, either alone or in combination with other therapies, in patients with PAH has been shown to decrease pulmonary vascular resistance and improve clinical outcome with minimal systemic effects. In addition, the INOpulse DS device is portable and therefore, we believe, may enable the practical use of INOMAX by PAH patients on a daily basis.

  Clinical Development Program

        We are planning a Phase 2 clinical trial of INOMAX for the treatment of PAH, which will include an evaluation of our new INOPulse DS device.

  Competition

        Flolan, Remodulin, Ventavis, Tracleer and Revatio have been approved for the treatment of PAH.

Other Uses for INOMAX—Cardiac Surgery

        Cardiac surgery with cardiopulmonary bypass often is complicated by pulmonary hypertension in the immediate post-operative period. In the early post-operative period, pulmonary hypertension is characterized by a sudden rise in pulmonary vascular resistance, which initiates a cycle of right-ventricular failure and poor cardiac output. If left untreated, cardiac arrest and death may follow. INOMAX is now widely used for treating this condition, based on numerous published studies, textbooks and practice guidelines. INOMAX is not approved by the FDA for use in cardiac surgery, and therefore our policies prohibit promotion and marketing of INOMAX for use in cardiac surgery.

  Pulmonary Hypertension Following Surgery to Repair Congenital Heart Disease

  Disease Background and Market Opportunity

        Significant post-operative pulmonary hypertension following repair of congenital heart disease is relatively uncommon, but very serious when it does occur. Certain high-risk populations may be identified pre-operatively. These high-risk populations include patients undergoing surgery for:

  •
  specific congenital heart diseases present at birth; and

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  post-operative cardiac transplantation.

        The American Heart Association, or AHA, estimates that there are approximately 36,000 babies born in the United States with congenital heart defects that are detected in the first year of life, of whom approximately 9,200 require an invasive procedure in the first year.

  Clinical Development Program

        INOMAX is not FDA approved for hypertension following cardiac surgery to repair congenital heart disease and therefore our policies prohibit promotion and marketing of INOMAX for such use. However, based on data from clinical trials and clinical experiences documented in published practice guidelines, many physicians use INOMAX to treat this condition. For this reason, physicians are unwilling to conduct additional placebo-controlled trials that might harm patients in the control group who would not be receiving INOMAX. We have investigated various trial designs and conducted several face-to-face meetings with the FDA, but have been unable to agree with the FDA on an additional clinical trial that would be adequate for approval of this indication. As a result, we are exploring alternative development strategies, including an investigator-initiated clinical trial and a partnership with the National Institutes of Health for a consensus conference on the use of INOMAX for treating hypertension following cardiac surgery to repair congenital heart disease. Any clinical trial would be designed to address questions about the optimal use of INOMAX in this setting and would be intended to support the best use of the product, and the results may merit publication. However, it is unlikely that any of these paths would lead to future FDA approval of INOMAX for this indication.

  Competition

        There currently are no approved treatments for post-operative pulmonary hypertension or to shorten the time needed on mechanical ventilation following cardiac surgery to repair congenital heart disease. However, certain vasodilator drugs, such as Primacor and Revatio, and prostacyclin analogues, such as Flolan and Ventavis, sometimes are used in treating these patients. Asklepion Pharmaceuticals LLC is developing Citrupress for post-operative pulmonary hypertension in patients with congenital heart disease.

  Pulmonary Hypertension Following Heart Transplants and LVAD Insertions

  Disease Background and Market Opportunity

        Patients with structural heart disease, such as valvular heart disease and cardiomyopathy, may, as a result, develop CHF, which may be further complicated by pulmonary hypertension and right ventricular dysfunction. For patients with end-stage CHF, the best option is a heart transplant. For patients who cannot wait or who are not eligible for a transplant, the alternative is to support the heart with a partial mechanical heart that provides a temporary treatment, known as LVAD. LVAD devices have improved survival rates; however, their insertion can create new problems, such as right ventricular failure and cardiovascular collapse, especially in patients with pulmonary hypertension who often have increased resistance to blood flow through the lungs, which is referred to as increased pulmonary vascular resistance, or PVR. This, in turn, may lead to the need for a right ventricular assist device, or RVAD, in addition to medical therapy, to improve right heart function following the LVAD insertion. One study reported that approximately 40% of patients with LVAD devices developed right heart failure after surgery.

        There are approximately 2,000 heart transplants and approximately 2,300 LVAD insertions performed each year in the United States.

  Clinical Development Program

        As is the case for patients having cardiac surgery to repair congenital heart disease, INOMAX is used in the management of post-operative pulmonary hypertension in patients undergoing heart transplants and LVAD insertions. Numerous published studies in a variety of types of cardiac surgery (including LVAD insertions, heart transplant and valve repair surgery) have suggested a potential for physiologic and clinical benefit from use of INOMAX. In 2008, we completed a 150-patient Phase 2 clinical trial in patients undergoing LVAD insertions designed to determine whether INOMAX could reduce the incidence of right ventricular failure and shorten the time needed on mechanical ventilation.

Although the incidence of right ventricular failure was reduced (9.6% on INOMAX compared to 15.5% on placebo) and days on mechanical ventilation were reduced (median 2 days on INOMAX compared to 3 days on placebo) in patients treated with INOMAX, these results did not reach statistical significance. We believe this may be due to the unexpectedly positive results in the placebo arm.

        INOMAX is not FDA approved for the treatment of pulmonary hypertension following heart transplants and LVAD insertions, and therefore our policies prohibit promotion and marketing of INOMAX for these uses. Due to the current use of INOMAX in the management of post-operative pulmonary hypertension, physicians are generally unwilling to conduct placebo-controlled clinical trials and we have been unable to reach agreement with the FDA on an alternative trial design. In June 2009, we submitted a pre-sNDA briefing book to the FDA, citing five studies conducted in adults undergoing heart transplant or LVAD insertions, and six additional studies conducted in other types of cardiac surgery. However, the FDA declined to grant us a meeting. We have no plans to conduct another trial on the effects of INOMAX in treating pulmonary hypertension following surgery to insert LVAD devices or heart transplants.

  Competition

        There are currently no approved treatments that reduce the incidence of right ventricular failure or shorten the time needed on mechanical ventilation following LVAD procedures. However, certain vasodilator drugs, such as milrinone, Revatio, prostacyclin and prostacyclin analogues are used to treat these patients.

Clinical Stage—Product Candidates

  LUCASSIN

        Under our agreement with Orphan, we have acquired the IND and NDA to LUCASSIN (terlipressin for injection) and have all rights necessary to develop, manufacture and commercialize LUCASSIN in the United States, Canada, Mexico and Australia. LUCASSIN is being developed for the treatment of HRS Type 1, which is a rare and often fatal condition characterized by rapid onset of renal failure with a high mortality rate. Terlipressin, the active pharmaceutical ingredient in LUCASSIN, is approved in France, Ireland, Spain and South Korea for the treatment of patients with HRS Type 1. In the United States, HRS Type 1 is an orphan-designated condition for which there currently are no approved drugs. An orphan drug is one that has been developed specifically to treat a rare medical condition, the condition itself being referred to as an orphan disease.

  Disease Background and Market Opportunity

        HRS is a condition of advancing kidney failure in patients with cirrhosis. Kidney failures associated with HRS may arise spontaneously or in response to changes in blood volume or fluid shifts within the body. In HRS, renal blood flow decreases due to abnormalities, including the narrowing of renal blood vessels. While the cause is unknown, it appears to be due to an imbalance between the mechanisms that expand and constrict renal blood vessels. Kidney problems in HRS result from poor liver function and a successful liver transplant currently is the only cure.

        The two general categories of HRS are Type 1 and Type 2. HRS Type 1 is characterized by rapidly progressive renal failure in less than two weeks, while HRS Type 2 consists of renal impairment that progresses more slowly. We estimate that HRS impacts approximately 25,000 patients annually in the United States, approximately 3,000 of whom have HRS Type 1. HRS Type 1 has a poor prognosis with only 50% of patients surviving for more than two weeks and only 10% to 20% surviving for more than three months. HRS Type 2 has a slightly better survival rate with 50% of these patients still alive six months after diagnosis with the condition. With no approved drugs to treat HRS Type 1, patients with this condition are at significant risk of death unless they receive a liver transplant. The average waiting time for a liver transplant is approximately one year. Additionally, patients with compromised renal function who undergo liver transplantation have a worse post-transplant outcome than those who have normal kidney function prior to transplantation. Thus, management of HRS Type 1 is an important bridging strategy to liver transplant.

  Scientific Rationale for Use of LUCASSIN

        Recent findings on the cause of HRS show that it results from progressive, inappropriate systemic widening of blood vessels in the intestines known as vasodilation. Medications that constrict the blood vessels, referred to as vasoconstrictors, have been studied as possible treatments.

        Based upon preliminary studies, LUCASSIN appears to counteract the vasodilatation in the intestinal circulation and increase blood flow to the kidneys thereby improving renal function. In clinical trials, LUCASSIN increased the chance of HRS reversal by restoration of normal kidney function. In these trials, HRS patients treated with LUCASSIN before liver transplantation had similar survival and outcomes compared to patients without HRS who also underwent transplantation.

  Clinical Development Program

        Orphan conducted a double-blind, randomized, placebo-controlled Phase 3 clinical trial in 112 patients with HRS Type 1 (OT-0401) which compared LUCASSIN in combination with albumin to placebo with albumin, the most commonly used supportive treatment for HRS Type 1. The primary endpoint of this trial was incidence of treatment success, which was defined as the percentage of patients alive with a reversal of HRS at day 14 following commencement of treatment. HRS reversal was defined as a serum creatinine level of less than or equal to 1.5 mg/dL without hemodialysis or recurrence of HRS in two separate measurements taken 48 hours apart and without recurrence of HRS until day 14. All patients were included in the analysis of the primary endpoint, including patients who were discharged from the hospital earlier than day 14, received hemodialysis or underwent liver transplant. Two patients reached their second confirmatory serum creatinine level of less than or equal to 1.5 mg/dL after day 14 but did not qualify as treatment success as defined by the protocol. Treatment success was demonstrated in 29.2% of qualified patients treated with LUCASSIN and albumin compared to 15.9% of qualified patients treated with placebo and albumin, although this was not a statistically significant difference (p=0.131). However, in a retrospective analysis of all patients, LUCASSIN achieved statistically significant HRS reversal (p = 0.008), defined as a single measurement of serum creatinine level of less than or equal to 1.5 mg/dL, in 33.9% of LUCASSIN and albumin-treated patients compared to 12.5% of placebo and albumin-treated patients.

        As part of the LUCASSIN NDA, Orphan also submitted results from a second Phase 3 clinical trial (TAHRS) conducted by The Hospital Clinic, University of Barcelona, Spain. This trial was an open-label, randomized, multi-center clinical trial comparing LUCASSIN in combination with albumin to albumin alone in 46 patients with both HRS Type 1 and HRS Type 2. The co-primary endpoints of this trial were 90-day survival and HRS reversal. Unlike the OT-0401 trial that included only HRS Type 1 patients, the TAHRS trial included 34 Type 1 patients, who represented 74% of the total patients in the trial, as well as 12 Type 2 patients. In the TAHRS trial, HRS reversal was observed in 39.1% of LUCASSIN and albumin-treated patients compared to 8.7% of patients treated with albumin alone (p = 0.018). However, the study results were not statistically significant for 90-day survival. Because one of the two co-primary endpoints did not achieve statistical significance, the results of the combined co-primary endpoint were not statistically significant.

        Orphan submitted data from these two trials in its rolling NDA seeking FDA approval of LUCASSIN for the treatment of HRS Type 1. In November 2009, the FDA issued a complete response letter requiring at least one additional adequate and well-controlled study with pre-specified endpoints that achieves statistical significance and demonstrates the safety of LUCASSIN. In the complete response letter, the FDA requested additional safety information (i) to support the proposed use of LUCASSIN for up to 14 days and (ii) with regard to the adverse events and serious adverse events which occurred in the trials. The FDA noted in the complete response letter that while the total number of adverse events in the studies was small, some adverse events and serious events (including death) during the treatment period occurred somewhat more frequently in the LUCASSIN treatment groups than in the placebo groups. In order to demonstrate safety and efficacy of LUCASSIN to seek approval in the United States, we have begun an additional 150-patient double-blind, placebo-controlled, Phase 3 clinical trial of LUCASSIN for the treatment of HRS Type 1 in 2010.

        In preparation for this new Phase 3 pivotal trial, we reanalyzed data from the OT-0401 trial using the definition of treatment success that we are using for the Phase 3 clinical trial. This retrospective analysis, using an endpoint of two serum creatinine values of less than or equal to 1.5mg/dL at least 48 hours apart, without any intervening hemodialysis, transplant, or measurement of serum creatinine above a specified level, showed that 32.1% patients treated with LUCASSIN and albumin achieved this endpoint versus 12.5% of patients treated with placebo and albumin, which was statistically significant (p = 0.013). We have applied these learnings from the reanalysis of the OT-0401 trial data, as well as FDA comments regarding establishing endpoints, inclusion and exclusion criteria and data handling and statistical methods, to ensure optimal selection of a patient population that is likely to respond to LUCASSIN.

        The Phase 3 pivotal trial we commenced in October 2010 is comparing LUCASSIN in combination with albumin to placebo with albumin, and has a primary endpoint of HRS reversal, which is defined as two serum creatinine values of less than or equal to 1.5mg/dL taken at least 48 hours apart, without any intervening hemodialysis, transplant or elevation of serum creatinine above a pre-specified level. Patients will be treated for up to 14 days and serum creatinine measurements will be taken at least daily during the treatment period. Change in renal function from baseline through end of treatment, transplant-free survival and overall survival will be included in the secondary or tertiary endpoints of the trial. We met with the FDA in January 2010 regarding the protocol for the Phase 3 pivotal trial. This discussion was followed by an exchange of correspondence to optimize trial design and statistical analysis and by our request in March 2010 for a special protocol assessment of our clinical protocol. In April 2010, we received a letter from the FDA that stated the FDA had completed its review and, based on the information submitted, agreed that the design and planned analysis of our study adequately address the objectives necessary to support a regulatory submission. However, this letter also contained comments that required our response. After corresponding with the FDA, we revised the clinical protocol to address the FDA's remaining comments, and submitted the revised protocol to the FDA in June 2010. Our agreement with the FDA pertains to pre-specified primary endpoints, acceptable inclusion and exclusion criteria, setting an upper limit on serum creatinine levels, outcome measures and statistical methods for addressing missing data, and study randomization that is stratified by important baseline factors. In August 2010, we received from the FDA a letter with additional comments and recommendations relating to the trial design set forth in the revised protocol we submitted in June 2010. We responded to the FDA's letter in September 2010 and we continue to have discussions with the FDA regarding its comments and recommendations. In October 2010, the FDA notified us in writing that the letter we received from the FDA in August 2010 contained recommendations from the FDA and our special protocol assessment agreement is still in place. By conducting this additional Phase 3 pivotal trial, we believe that we will fulfill the FDA's requirements of two, well-controlled, well-designed clinical trials to support filing an NDA. We expect to complete and have the results from this Phase 3 trial in 2012.

        LUCASSIN has fast-track and orphan drug designations for use in HRS Type 1. Fast track is an FDA process-based designation designed to facilitate the development and expedite the review of drugs that treat serious diseases and fill an unmet medical need. Orphan designation qualifies the product sponsor for tax credit and marketing incentives. Specifically, a marketing application for a prescription drug product that has been designated as a drug for a rare disease or condition is not subject to a prescription drug user fee unless the application includes an indication other than for a rare disease or condition. Once the FDA has approved a marketing application with an orphan designation, it will not approve a subsequent application for the same drug product for the same indication for another seven years.

  Competition

        Patients diagnosed with HRS Type 1 currently are treated with supportive therapy until they can receive a liver transplant, which is the only known cure. While transplants are usually successful in these patients, the number of liver transplants in HRS Type 1 patients is low due to shortages in livers available for transplant. The critical issue for a patient with HRS Type 1 is survival until the time of transplant.

        There are no FDA approved drug therapies to treat HRS Type 1. However, some physicians prescribe a combination of midodrine, a vasopressor, and octreotide, a vasodilation inhibitor. Patients generally are put on hemodialysis to lower creatinine levels, which reduces symptoms of kidney failure, and some patients will have a stent placed between the portal and hepatic veins, which carry blood to and from the liver, to relieve high blood pressure in the portal vein in order to prevent bleeding.

  IK-5001

        Under our agreement with BioLine, we have an exclusive worldwide license to IK-5001, a product that is being developed through the medical device pathway and is designed to prevent the structural alteration of damaged heart muscle caused by acute myocardial infarction, or AMI. AMI, commonly known as heart attack, frequently causes an alteration in the structure and function of the heart, which is referred to as cardiac remodeling. Because a portion of the heart muscle can no longer function, the rest of the heart must compensate. Under this extra workload, the heart muscle eventually dilates, the walls of the heart thin and the heart further remodels thereby causing another cycle of dilation and overcompensation. This cardiac remodeling results in reduced heart function that typically leads to CHF. IK-5001 is administered following AMI and is designed to flow into the damaged heart muscle where it forms a protective cast, or scaffold, to enhance the mechanical strength of the heart muscle during recovery and repair, thereby preventing cardiac remodeling.

  Disease Background and Market Opportunity

        According to hospital claims data and AHA estimates, over 1.1 million people in the United States are admitted to the hospital with an AMI annually. Of these, we estimate that approximately 270,000 suffer from the more serious ST-segment elevated AMI, or STEMI. Additionally, according to a published report, over 1.0 million people suffer from AMI and approximately 530,000 suffer from STEMI annually in Europe. An infarction refers to dead tissue that results from the loss of blood supply. Patients who have STEMI, particularly those with an infarction in the anterior left ventricular portion of the heart, are at significant risk of cardiac remodeling and CHF following AMI when the heart is too weak to pump enough blood to supply all of the demands of the body. According to published estimates, approximately 30% to 40% of patients with AMI later suffer from CHF. In addition, the costs of treating AMI can be substantial. The AHA estimated that the direct and indirect cost of CHF in 2008 was $20 billion to $30 billion, and we estimate that about half of that was related to AMI. The costs of re-hospitalization and other long-term treatments for CHF can be significant, therefore we believe a treatment which would help prevent cardiac remodeling could generate significant medical cost savings.

        Following treatment during the acute phase of AMI, which includes salvage of the heart muscle, known as the myocardium, a breakdown in the structural integrity of the heart, such as expansion of the original area of infarction, wall thinning and increased wall stress in the remaining heart muscle may occur. These processes can lead to molecular, cellular, and physiological responses that, in turn, can lead to cardiac remodeling and ultimately to CHF. If IK-5001 is found to be effective in reducing the impact of cardiac remodeling and is approved by the FDA, we believe that it could become a commonly used treatment for patients with AMI, particularly for patients with a STEMI who are at higher risk for subsequent CHF. We believe that IK-5001 would most often be used immediately or shortly after a coronary angioplasty procedure.

  Scientific Rationale for Use of IK-5001

        Alginates, which are complex sugars obtained from seaweed, have been used extensively in the food industry, as well as by the pharmaceutical and medical device industries. As medical devices, alginates have been used as wound dressings, as bone void fillers and to create dental impressions.

        We expect to administer IK-5001, which is an injectable liquid containing sodium alginate and calcium, through the coronary artery to the infarcted myocardial tissue during a percutaneous coronary intervention, or PCI, procedure. PCI involves inserting a specialized catheter into an artery and up to the heart, allowing direct access to the coronary arteries for diagnosis and treatment of coronary artery disease, including the delivery of drugs and/or devices. IK-5001 is designed to be delivered by injection over a period of approximately 30 to 60 seconds. This delivery method is similar to the administration of contrast dye during coronary angiography. As IK-5001 enters the myocardium from the coronary artery, it crosses the capillary bed into the infarcted myocardium and fills the area outside of the existing cells, known as extracellular spaces. We believe that, while filling these extracellular spaces, IK-5001 binds with the calcium that has been released from the dead cells, creating a gel that causes the substance to thicken and form a protective cast, or scaffold, around the area of dead tissue, which is known as the infarct zone. We believe that IK-5001 will work as a temporary structural support while the damaged myocardium heals by replacing the dead tissue that would normally support the wall of the heart. As the infarction heals, calcium is no longer released from dying cells. As calcium levels return to normal, the IK-5001 gradually dissipates through excretion.

        BioLine has conducted numerous preclinical studies of IK-5001 in animal models of AMI. Tissue samples have shown that IK-5001 settles in the area of the AMI and prevents cardiac remodeling. In these preclinical studies, injection of IK-5001 was well tolerated, did not gel in the artery, impede coronary blood flow or restrict the wall motion of the heart.

  Clinical Development Program

        Patients who suffer a STEMI typically receive an urgent primary PCI with balloon angioplasty and/or a mechanical stent as soon as possible after presenting to a hospital to restore blood flow to the area of the infarct. Rapid revascularization, if successful, minimizes damage to the heart. Damage to the heart as a result of STEMI can lead to cardiac remodeling and subsequent CHF in some patients, depending on the amount and location of damaged tissue, as well as certain other patient factors, such as age or chronic illness. However, it is difficult to predict at the time of the initial PCI which patients are likely to suffer cardiac remodeling and subsequent CHF since the extent of cardiac damage becomes more clearly defined in the three to seven days following a STEMI.

        BioLine has completed a Phase 1/2 clinical trial in Europe in which IK-5001 was safely administered in 27 patients within seven days following a STEMI and PCI. We met with the FDA in May 2010 to discuss U.S. regulatory requirements for a pivotal Phase 3 clinical trial. Based on discussions with the Center for Devices and Radiological Health at the FDA, we are planning to submit an investigational device exemption, or IDE, for IK-5001 and are designing clinical trials based on these discussions, as described below. In September 2010, we submitted a revised protocol to the FDA for review. We are tentatively scheduled to meet with the FDA to discuss this protocol in December 2010.

        We expect that the development plan for IK-5001 will include two overlapping trials, which we expect to initiate during 2011, with identical dose and patient population and similar trial design, for registration in the United States and in Europe. We intend to commence a 270-patient, Phase 2 placebo-controlled trial outside of the United States in the first quarter of 2011 with primary assessments at six months and we expect to have results from this Phase 2 trial in 2012. Following FDA approval of an IDE and agreement on a statistical analysis plan, we intend to initiate a pivotal Phase 3 placebo-controlled trial in the second half of 2011 with approximately 1,200 patients, largely in the United States, with primary assessments at 12 months. The overlapping trials may allow us to utilize the results of the shorter Phase 2 trial to modify the design of the pivotal Phase 3 clinical trial based on the results we observe in the Phase 2 trial.

        We intend to propose the efficacy endpoints of both the Phase 2 and pivotal Phase 3 clinical trials include anatomic measurements of left ventricular end-diastolic volume index, a functional test of a six-minute walk and a patient outcomes measurement. In addition, we plan to collect data on the need for other therapies, as well as health-economic data.

        In these trials, the proposed protocols call for the enrollment of patients who have successfully undergone a primary PCI after STEMI and who are subsequently identified as high-risk patients for the development of cardiac remodeling and subsequent CHF. These patients will be identified through a number of criteria, which will include a combination of (i) clinical data, such as new onset of acute heart failure, (ii) biomarkers, such as changes in cardiac enzymes, blood markers of cardiac tissue damage or electrocardiogram, or ECG, and (iii) imaging of heart function. These patients will receive IK-5001 in a second PCI procedure at some point during the two to seven days following their primary PCI procedure.

        We believe it is advantageous to study IK-5001 in patients at highest risk for cardiac remodeling and subsequent CHF following successful primary PCI procedure for several reasons: (i) the interval following successful primary PCI allows for selection of patients with evidence of significant residual cardiac damage who have the highest risk of cardiac remodeling and subsequent CHF and have the greatest unmet medical need, (ii) since this group of patients has the highest risk for cardiac remodeling and subsequent CHF, it provides a greater opportunity to demonstrate a statistically significant benefit of IK-5001 as compared to placebo, and (iii) administration of IK-5001 would typically occur during the patient's initial hospitalization for STEMI. In addition, we expect that the time between the primary PCI and administration of IK-5001 will allow for a more thorough characterization of other important baseline characteristics, such as ejection fractions and peak cardiac enzymes, and may provide important information about the optimal patient population. We expect that if these trials demonstrate that IK-5001 is safe and effective, we would initiate further development of IK-5001 for use during the primary PCI procedure in select high-risk patient populations, thereby potentially eliminating the need to administer IK-5001 in a second, invasive procedure.

  Competition

        There are various therapies available to treat AMI, such as PCI and opening blocked arteries by inserting a tube, or stent. Once blood flow has been restored, most patients receive ongoing therapies to reduce the workload on the heart in order to prevent future cardiac adverse events, including CHF. These therapies include drugs, such as angiotensin-converting enzyme inhibitors, known as ACE inhibitors, angiotensin receptor blockers, known as ARBs, beta blockers and diuretics. In the subset of patients with AMI who have abnormal heart rhythms, cardiac resynchronization may prevent or reverse remodeling. However, the FDA has not approved any of these treatments specifically for the prevention of cardiac remodeling following AMI.

        We do not expect IK-5001 to replace current treatments for CHF following AMI, but rather will become part of the treatment regimen used in conjunction with other therapies, including those discussed above. In addition, because IK-5001 can be delivered by PCI, we do not believe it will directly compete with other remodeling devices that may be developed for administration during open heart surgery.

Preclinical Stage—Product Candidates

        We believe it is important to invest in research and development for preclinical product candidates. Our research and development programs are focused on developing and commercializing innovative therapies for use in the critical care market. Our preclinical stage product candidates include the following:

  IK-1001

        We are developing hydrogen sulfide, or H2S, a naturally occurring molecule to be delivered as sodium sulfide, under the investigational code name IK-1001. IK-1001 has a variety of biologic effects that result in the protection of cells and tissues in conditions that cause stress to the human body. In particular, IK-1001 acts as an antioxidant, slowing or preventing an increase in toxic oxygen metabolites, and as an anti-inflammatory, reducing inflammation. While the reasons for these biologic effects are not completely understood, they have been demonstrated in several animal models. We are developing IK-1001 for acute, single administrations in critical care conditions characterized by tissue ischemia.

  IK-600X Portfolio

        Under our agreement with Fibrex, we have the exclusive worldwide license to a portfolio of investigational compounds for a range of critical care conditions characterized by vascular leakage. We identify these compounds in a series of IK6000s, which we refer to as IK-600X, with IK-6001 as the lead compound. The IK-600X compounds are fibrin-derived peptides, which are proteins based on naturally occurring molecules formed during normal blood clotting, that bind to proteins found in the blood vessel lining known as vascular endothelial cells. Proper functioning of the blood vessel walls, known as the endothelial barrier, prevents tissue damage after injury. When tissues are injured, the endothelial barrier allows for the flow of small molecules and even whole cells to pass through to reach the site of the injury thereby causing inflammation. This capacity of the blood vessel wall is referred to as vascular permeability and is an important step in the healing process. However, if this flow, or vascular leakage, becomes excessive it can cause damage to the tissue it is trying to help heal. Vascular leakage is common to many critical care conditions.

Research and Development

        We rely on the expertise of our approximately 115 research and development personnel, as of September 30, 2010, 58 of whom have experience administering clinical trials in critical care settings. In 2008 and 2009, we invested approximately 28% of net sales in organic research and development, as well as in research and development activities arising from licensing and acquisitions. Moving forward, we intend to invest in research and development in the same manner in which we have historically invested.

        We conduct some of our proof of concept studies in our preclinical research and development facility, which is equipped and staffed to conduct synthetic chemistry, analytical and bioanalytical chemistry, formulation, cell culture, pharmacology and pilot toxicology studies. These studies also serve to identify new potential indications, minimize potential pitfalls in the formal drug development stage, and create novel intellectual property positions. Only compounds and technologies that meet a set of stringent evaluation criteria move into formal preclinical development and later progress to clinical trials. We execute development programs with a defined set of goals and a series of development milestones by which we measure progress. We also actively sponsor independent investigator sponsored research into potential applications of INOMAX.

        Our drug-development programs are focused on INOMAX, LUCASSIN, IK-5001 and our preclinical candidates, including IK-1001, and a portfolio of investigational compounds known as IK-600X. Our INOMAX and IK-1001 compounds are the result of internal research and development activities. We currently have several other candidates in various stages of early development, including pro-drugs, which are drugs that are administered in an inactive form and then metabolized in the body into an active form, and different release formulations for NO and H2S, as well as programs addressing different platform pathways and mechanisms.

        We expect to begin more early-stage projects that will progress to later-stage development. We review our portfolio regularly to ensure a balanced mix of product candidates moving into later stages of development across therapeutic areas.

Business Development and Product Acquisition Model

        A key element of our business strategy is to build our product and product candidate portfolio through targeted business development efforts. We intend to actively pursue strategic acquisitions and in-licensing opportunities to augment our growth, capitalize upon our operating leverage and diversify our product and product candidate portfolios.

        Our business development team has successfully negotiated the rights to products in various stages of development: LUCASSIN, a late-stage product candidate for which we expect to begin a pivotal Phase 3 clinical trial in 2010; IK-5001, a product that will be developed through the medical device pathway for which we expect to begin a pivotal trial in 2011; and IK-600X, a late-stage preclinical development portfolio of fibrin-derived peptides. We are continuing to evaluate multiple opportunities across several therapeutic categories with a focus on late-stage clinical development and marketed assets, and expect our business development activities to focus on significant transactions. As such, we may license or make acquisitions of products, solutions and technologies and enter into partnerships with and make acquisitions of businesses and companies. Our focus is, and will continue to be, to acquire and develop therapeutic products and product candidates that address the significant unmet needs of critically ill patients in the hospital setting.

        We believe that attractive opportunities exist for acquisitions or in-licensing in the critical care market. We believe that our experience in identifying and consummating acquisitions and in-licensing opportunities, our industry expertise and relationships, clinical development and commercial capabilities, and available capital, make us an ideal partner for such opportunities.

License and other Product Agreements

INOtherapy

        In March 2007, in connection with our acquisition of INO Therapeutics, we obtained from AGA AB, an affiliate of Linde, or AGA, certain rights and obligations with respect to patent rights pertaining to INOMAX under a license agreement between AGA and MGH. Our rights under the agreements with MGH and AGA include an exclusive license, subject to certain reserved rights, to research and develop products covered by such patent rights in countries where such patent rights are issued or pending and to manufacture and commercialize such products in the territory consisting of the United States, Canada, Australia, Japan and certain other non-European countries where such patent rights are issued or pending, which we refer to as the licensed territory. We are obligated (i) to use reasonable efforts to develop products covered by such patent rights in countries where such patent rights are issued or pending and to make available commercially viable products covered by the licensed patent rights for sale and distribution throughout the licensed territory, (ii) to achieve certain specified goals relating to the approval of such products for sale in the United States and Canada, and (iii) to pay MGH royalties at a single digit percentage on net sales in the licensed territory, if any, of any product covered by such patent rights, subject to specified reductions and exclusions. Our agreement with MGH states that our obligation to pay royalties to MGH expires on a country-by-country and product-by-product basis, with respect to specified types of products, on the date on which the product is no longer covered by a valid claim in the licensed patent rights or, with respect to other types of products, upon the later to occur of the expiration in such country of the last to expire of specified licensed patent rights by MGH and the date of regulatory approval of a generic version of such product. We and MGH each have the right to terminate the agreement for an uncured material breach by the other party. In the United States the patents covering INOMAX expire in January 2013.

        In March 2007, in connection with our acquisition of INO Therapeutics, we entered into agreements with AGA under which we agreed to supply AGA with certain products, including bulk nitric oxide and nitric oxide delivery systems and related accessories. Those agreements also provide for certain cooperation between AGA and us with respect to the development of indications for INOMAX, as well in areas such as pharmacovigilence and product recalls. The commercial agreement with AGA, pursuant to which we agreed to sell to AGA certain products, including bulk nitric oxide and nitric oxide delivery systems and related accessories, lasts until March 28, 2027, unless terminated earlier in accordance with its terms, which include:

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  the mutual right to terminate the commercial agreement for an uncured material breach by the other party;

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  our right to terminate the commercial agreement if AGA sells products covered by the agreement in any territory that is not a Linde territory, subject to AGA's ability to cure for sales in territories outside North America;

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  immediate termination of the commercial agreement 18 months after we give AGA notice that we are discontinuing our commercial activities with respect to INOMAX and such activities are actually discontinued; and

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  immediate termination of the commercial agreement six months after AGA gives us notice that it is discontinuing its commercial activities with respect to INOMAX and such activities are actually discontinued.

        Under the 1998 sale and purchase agreement pursuant to which AGA acquired the INOMAX clinical program and related license rights, we are obligated to pay royalties at a single-digit percentage on net sales of INOtherapy to INO Holdings LLC, or INO Holdings, of which Datex-Ohmeda, Inc. and BDX INO LLC are the sole members, until we are no longer obligated to pay royalties to MGH on such sales. If we successfully achieve all remaining regulatory milestones in the agreement, we will be obligated to pay, in the aggregate, $4.0 million to INO Holdings. In 2008, we entered into a agreement with Datex-Ohmeda under which we purchased future royalty obligations on net sales of INOMAX and acquired certain intellectual property for a cash payment totaling $7.0 million.

        See "Certain Relationships and Related Person Transactions—Business Agreements with Linde" for more information regarding our agreements with Linde.

LUCASSIN—Orphan Therapeutics

        Under our agreement with Orphan, we acquired the IND and NDA to LUCASSIN (terlipressin for injection) and all of Orphan's rights to develop, manufacture and commercialize LUCASSIN in the United States, Canada, Mexico and Australia. In August 2008, we paid Orphan Therapeutics $17.5 million and on March 29, 2010, we paid Orphan an additional $5.0 million and reimbursed it for prior research and development costs it had incurred with respect to LUCASSIN. We are obligated to use commercially reasonable efforts to develop, market, commercialize and sell LUCASSIN.

        If we successfully achieve all development, regulatory and commercialization milestones in the agreement, we will be obligated to pay Orphan, in the aggregate, an additional $27.5 million. In addition, we will be obligated to pay Orphan royalties, subject to annual minimum payments, at a percentage in the teens on net sales, if any, of LUCASSIN for as long as we sell LUCASSIN. The royalties are subject to a reduction of up to 50% in the event specified products that are competitive with LUCASSIN receive regulatory approval. The royalties are also subject to offsets in the event we are obligated to make specified payments to third parties made in connection with LUCASSIN. We also assumed Orphan's obligations to make certain payments to third parties in connection with sales of LUCASSIN.

        If, prior to August 29, 2014, we sell or transfer LUCASSIN to a third party, or grant an exclusive license to develop, market and sell LUCASSIN in the United States to a third party, other than in connection with a change of control, we will be required to pay Orphan an amount based on a formula specified in the agreement. If we undergo a change of control prior to August 29, 2011, we will be required to pay Orphan a specified amount. In addition, if we undergo a change of control at any time, and we have not sold our rights to LUCASSIN or granted an exclusive license to LUCASSIN in the United States, the minimum royalties we are required to pay Orphan will be increased by a pre-agreed amount.

        If we fail to use commercially reasonable efforts to develop, market, commercialize and sell LUCASSIN, Orphan has the right to terminate the agreement if we fail to use such efforts during the six months following notice from Orphan. Orphan also has the right to terminate the agreement within the six months that follow specified events of non-payment. We and Orphan each have the right to terminate the agreement if we elect to cease development, marketing, commercialization or sale of LUCASSIN in the United States, Canada, Mexico and Australia. If the agreement is terminated, our exclusive licenses from Orphan will terminate and Orphan will have the right to reacquire LUCASSIN from us, on pre-agreed terms.

IK-5001—BioLine

        In August 2009, acting through our wholly owned subsidiary, we entered into an agreement with BioLine, under which we obtained the worldwide exclusive rights to the compound we have designated as IK-5001. We are obligated to use commercially reasonable efforts to develop and commercialize at least one product containing IK-5001.

        During 2009, we paid BioLine a $7.0 million upfront payment and accrued a $10.0 million milestone payment that we paid in 2010. If we successfully achieve all other development, regulatory and commercialization milestones in the agreement, we will be obligated to pay BioLine, in the aggregate, an additional $265.5 million. In addition, we will be obligated to pay BioLine a specified percentage of any upfront consideration we receive for sublicensing IK-5001, as well as royalties at a percentage in the low double digits on net sales, if any, of any approved product containing IK-5001, subject to offsets for specified payments to third parties made in connection with such product. Our obligation to pay BioLine royalties will expire on a product-by-product and country-by-country basis on the date on which the product is no longer covered by a valid claim in the licensed patent rights in the given country.

        BioLine has the option, exercisable under specified circumstances, to manufacture any product containing IK-5001 for us pursuant to terms to be negotiated by the parties. If BioLine exercises this option, we would generally be obligated to purchase at least a specified percentage of our product requirements from BioLine at a price calculated using a pre-agreed methodology.

        Except under specified circumstances, we may not directly or indirectly acquire more than a specified percentage of the equity or debt securities of BioLine, or urge, induce, entice or solicit any other party to acquire such securities.

        We and BioLine have the right to terminate the agreement for an uncured material breach by the other party. In addition, we have the right to terminate the agreement if at any time we determine that further development of products containing IK-5001 is unwarranted.

IK-1001—Fred Hutchinson Cancer Research Center

        In April 2005, our wholly owned subsidiary obtained from FHCRC, the exclusive worldwide rights to the products we have designated IK-1001 covered by specified patent rights or that use other specified technology owned by FHCRC, subject to certain reserved rights. We are obligated to pursue diligently the development of such products and to use commercially reasonable efforts to bring such products to market through a diligent program for exploitation of such patent rights and the marketing and commercialization of such products. In addition, we are obligated to achieve specified development and regulatory goals by specified dates or to pay extension fees of up to $1.25 million in the aggregate. These extension fees, if paid, are creditable against later development milestones.

        During 2008, we paid FHCRC a $50,000 milestone payment. If we successfully achieve all development and regulatory milestones in the agreement, we will be obligated to pay FHCRC, in the aggregate, an additional $6.7 million. In addition, we will be obligated to pay FHCRC royalties at a single-digit percentage on net sales, if any, for the term in which a product licensed under the agreement is covered by a valid claim in the licensed patent rights, subject to offsets for specified payments to third parties made in connection with such product.

        We and FHCRC have the right to terminate the agreement for an uncured material breach by the other party. We have the right to terminate the agreement with or without cause at any time on ninety days notice to FHCRC. FHCRC has the right to terminate the agreement in connection with our bankruptcy or insolvency or if we directly or indirectly oppose or dispute the validity of the licensed patent rights.

IK-600X—Fibrex

        In July 2009, acting through our wholly owned subsidiary, we obtained from Fibrex the worldwide exclusive rights to an investigational portfolio of compounds we have designated as IK-600X. We are obligated to use commercially reasonable efforts to develop and commercialize at least one product containing an IK-600X compound in the United States and in specified other countries.

        During 2009, we paid Fibrex a $5.25 million upfront payment. If we successfully achieve all development and regulatory milestones under the agreement, we will be obligated to pay Fibrex additional amounts, in the aggregate, of approximately $101 million. In addition, we will be obligated to pay Fibrex royalties at a single digit percentage on net sales, if any, of any approved product containing an IK-600X compound, subject to offsets for specified payments to third parties made in connection with such product. Our agreement with Fibrex states that our obligation to pay Fibrex royalties will expire on a product-by-product and country-by-country basis on the later of the date on which the product is no longer covered by a valid claim in the licensed patent rights in the given country and the date on which regulatory approval of a generic version of the product occurs in such country.

        We and Fibrex have the right to terminate the agreement for an uncured material breach by the other party. In addition, we have the right to terminate the agreement on a product-by-product basis if at any time we determine that further development of such product is unwarranted. If Fibrex terminates the agreement for our uncured material breach, or if we terminate the agreement for one or more products because we determine that further development of such product(s) is unwarranted, our exclusive licenses from Fibrex will terminate and Fibrex will have the right to acquire rights to any terminated product(s) from us on terms to be negotiated under specified guidelines.

Sales and Marketing

        As of September 30, 2010, we had 43 sales professionals in the United States and three sales professionals who cover Canada. We work with third parties to provide sales support for INOtherapy in Australia, Mexico and Japan. Additionally, we have five field-based reimbursement professionals and 12 employees who are responsible for brand management, market research, and sales operations in the United States. Additionally, we have general managers in Canada, Australia and Japan, and marketing staff in Australia and Japan.

Customer Service

        As of September 30, 2010, we employed a team of 30 customer service professionals who provide around-the-clock support for all the needs of our customers.

Medical Affairs

        As of September 30, 2010, we had a medical affairs team consisting of 25 professionals, of whom 17 are field-based professionals who provide scientific and medical information regarding our INOtherapy offering and other related issues to the healthcare community. This group includes medical science liaisons who interact with physician thought leaders and clinical researchers to keep us abreast of the latest scientific discoveries and medical developments, as well as clinical specialists who provide expert guidance and education in the application, administration and utilization of our drug-delivery systems and technology.

Manufacturing

  Drug Products

        We manufacture INOMAX at our facility in Port Allen, Louisiana. This facility, which we believe is operated in compliance with cGMP, is the only FDA inspected site for manufacturing pharmaceutical-grade NO in the world. The primary manufacturing activity is the commercial production of INOMAX. This includes the chemical synthesis of high-purity NO, which is the active pharmaceutical ingredient in INOMAX.

        Our manufacturing operations are strictly governed by cGMP. The drug manufacturing, testing, packaging release and storage follow the strictest requirements for a safe product. Our documentation management systems record manufacturing procedures and data for all finished product lots with complete traceability throughout the supply chain. Our production capability includes commercial scale for sale to our customers and pilot-scale for use in clinical trials.

        To support business outside of the United States, the Port Allen manufacturing facility has also successfully passed inspections by local agencies, the European Medicines Agency, or EMEA; Health Canada; the Pharmaceutical and Medical Devices Agency, or PMDA, of Japan; and the Korean FDA, or KFDA. The EMEA, the Health Protection Branch of Health Canada, KFDA and the PMDA of Japan operate similarly to the U.S. FDA in that they require submission of a dossier containing substantial evidence of safety and effectiveness prior to approval. Their monitoring of safety in a post-marketing setting also is similar.

        INOcal is used to calibrate the nitrogen and nitrogen dioxide cells that are installed in both the INOvent and INOMAX DS drug-delivery systems. We continually evaluate additional manufacturing capabilities as we seek to leverage our knowledge base to develop the manufacturing capability and commercial partnerships for our product and product candidates.

        As the sole provider of FDA approved pharmaceutical-grade NO, we have implemented business continuity measures to mitigate the risk of an interruption in the supply of INOMAX. Such measures include, maintaining a reasonable inventory, consisting of at least ten weeks of finished product and 12 months of concentrated pre-mix at our regional service and distribution centers. We have also built a back-up cGMP facility at a second location in Coppell, Texas. We designed this facility to produce INOMAX from our concentrated pre-mix in compliance with cGMP in the event of any manufacturing interruption at the Port Allen facility. If there were a natural disaster or other business disruption at our Port Allen facility, we believe that our Coppell facility would be capable of serving as a backup facility for as long as our supply of concentrated pre-mix lasts, which we currently estimate to be approximately one year. We intend to submit a PAS to the FDA for approval of the Coppell facility for the production of INOMAX from our concentrated pre-mix. In addition, we have stocked key back-up components of the Port Allen facility, including two reactor columns in our distribution center in Illinois, which we estimate will allow us to replace the reactor column at our Port Allen facility within six weeks in case of a catastrophic event or failure. We also maintain property insurance on our locations with a limit of $81 million per occurrence and business interruption insurance with a limit of $50 million.

        We currently outsource the manufacture of our product candidates for use in clinical trials. If any of our late-stage product candidates are approved by the FDA, we will likely continue to outsource the manufacturing of such approved products to contract manufacturers. We expect that any contract manufacturer that we would use would be subject to cGMP requirements.

  Drug-Delivery Systems

        In 2008, we established a drug-delivery system manufacturing facility in Madison, Wisconsin, which is responsible for the design, engineering, assembly, packaging, and distribution of our drug-delivery systems. Our drug-delivery system development strategy is to focus on technologically advanced, systems that support our commercial and drug-development programs, and to continuously improve the customer's experience with the INOtherapy offering. The INOMAX DS also utilizes a dual channel design, which employs multiple and redundant back-up systems to help ensure safe, consistent and reliable delivery and monitoring of INOMAX to patients. This dual-channel approach to delivery and monitoring permits INOMAX delivery independent of monitoring, but also allows the monitoring system to shutdown INOMAX delivery if it detects a fault in the delivery system. The monitoring system, which includes 18 audible and visual alarms, signals when there may be an impact to the patient due to interruption of INOMAX delivery, as well as alerts for potential issues that do not affect the accuracy of dosing or delivery of therapy. The back-up systems are: (i) an integrated back-up function which provides continued delivery of INOMAX if components of the primary delivery system fail and (ii) the INOblender, which is provided with each INOMAX DS as a stand-alone, manual backup delivery system that can be used while the INOMAX DS is being prepared for use, or in transport situations.

        As of September 30, 2010, we had an installed base and deployable inventory of approximately 5,200 of our wholly-owned drug-delivery systems, with approximately 4,400 in the United States. We intend to increase the worldwide number of our drug-delivery systems to approximately 5,800 by December 2011. The FDA recently cleared one of our next-generation drug-delivery systems, the INOMAX DSIR, which uses infrared technology to further improve safety parameters while enhancing ease of use. Enhancements to our INOtherapy delivery systems are ongoing. In addition, we are currently in the process of investigating a new drug-delivery system, the INOpulse DS. The INOpulse DS is optimized for spontaneously breathing patients and provides precise drug delivery, which may prove useful in certain indications. We intend to pursue FDA clearance of this new drug-delivery system following completion of associated clinical trials.

        The process of NO delivery also requires calibration gases, known as INOcal, to calibrate NO and nitrogen dioxide sensors in the drug-delivery systems. We purchase the calibration gases from Air Liquide, in accordance with a multi-year supply agreement. Pursuant to this non-exclusive supply agreement, we have agreed to purchase certain minimum quantities of calibration gases from Air Liquide. Air Liquide has agreed that it will maintain a specified amount of inventory for the production of calibration gas. This supply agreement terminates on September 14, 2011.

Distribution

        We have seven regional service and distribution centers to handle warehousing, distribution and equipment servicing for INOtherapy in the United States. The regional service and distribution centers are located in Louisiana, New Jersey, Georgia, Illinois, Texas and two in California. In addition to our regional service and distribution center operations, we also have third-party logistics and equipment service agreements in place with companies in the United States, Canada, Australia, Mexico and Japan. Our U.S. regional service and distribution center operations are staffed, as of September 30, 2010, by approximately 60 employees with expertise in pharmaceutical and medical device logistics and service.

        Our regional service and distribution centers are licensed with the appropriate state wholesale pharmacy boards and carry out their activities in compliance with cGMP and the regulations of the Department of Transportation, Department of Homeland Security, Occupational Safety and Health Administration and International Air Transport Association, as may be applicable. Shipments to overseas destinations are made in accordance with the regulations of the International Maritime Organization, or IMO, the United Nations' specialized agency responsible for improving maritime safety and preventing pollution from ships, as may be applicable.

Competition

        The biotechnology and pharmaceutical industries are highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities, and research organizations actively engaged in the research and development of products that may be similar to our products. In particular there are other biopharmaceutical companies, such as Cubist Pharmaceuticals, Inc., The Medicines Company and Talecris Biotherapeutics, Inc., focused on developing therapies for the critical care market. There are also hospital product companies, such as Baxter Healthcare Corporation, that also have pharmaceutical divisions and could potentially develop products competitive with ours. In addition, other companies are increasingly looking at critical care as a potential opportunity. It is possible that the number of companies seeking to develop products and therapies for the treatment of unmet needs in critical care will increase. Among our various agreements with Linde, we have a commercial agreement that remains in effect until March 2027, pursuant to which we sell to Linde certain products, including bulk nitric oxide, nitric oxide delivery systems and related accessories. Although we have the right to terminate our supply obligations if, among other things, Linde sells the products covered under the commercial agreement in North America, Linde may attempt to produce or find an alternate supplier of such products and compete with us in North America after March 2013. Furthermore, companies, such as GeNO, LLC and GeNOsys Inc., are in the early stages of developing small, mobile devices that aim to manufacture nitric oxide at the location of delivery. Air Liquide currently manufactures and sells in the European Union a nitric oxide mixture in a pressurized canister. Before commercializing a competitive product in the United States, each of these companies and any other potential competitor would need to obtain FDA approval for its nitric oxide product, develop and obtain FDA clearance for a delivery device and establish capabilities for the production of its nitric oxide product in a cGMP compliant, FDA inspected manufacturing facility.

        Our competitors, either alone or with their strategic partners, may have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than we may be in obtaining approval for therapies and achieving widespread market acceptance. We anticipate that we will face intense and increasing competition as new drugs and advanced technologies become available.

        For more information with respect to competition with respect to our product and our product candidates and each of the indications for which we are seeking approval, see the appropriate "Competition" section under the descriptions of our product and our product candidates included in "—Product and Product Candidates" above.

Patents and Proprietary Rights

        We pursue patent protection of our technology, products and product improvements both in the United States and in selected foreign countries. We also rely on trade secrets and technological innovations to develop and maintain our competitive position.

        We have entered into a number of license and other arrangements under which we have obtained rights to manufacture and market products or potential products. For instance, a number of the therapeutic-based products that we are developing, such as IK-5001, incorporate proprietary technologies that we have licensed from third parties. Under our existing licenses, we are subject to commercialization, development, sublicensing, royalty, insurance and other obligations. If we fail to comply with any of these requirements, or otherwise breach a license agreement, the licensor may have the right to terminate the license in whole or to terminate the exclusive nature of the license. In addition, upon the termination of the license, we may be required to license to the licensor any related intellectual property that we developed.

        Our owned and licensed patents and patent applications cover the active pharmaceutical product, formulations of our product and product candidates, uses of our product and product candidates to treat particular conditions, drug-delivery technologies, delivery profiles relating to our product and product candidates and methods for producing our product and product candidates. However, patent protection is not available for the composition of matter of the active pharmaceutical ingredients in our product and most of our product candidates, including INOMAX and LUCASSIN. The actual protection afforded by the patent, which can vary from country to country, depends on the type of patent, the scope of its coverage and the availability of legal remedies in the country. The patents and patent applications that relate to our product and product candidates include the following:

        INOMAX.    We solely own or have exclusive rights to method of use patents claiming present FDA-approved uses and current clinical development targets of INOMAX in the licensed territory. These patents are listed in the FDA Orange Book and will expire in the United States on January 23, 2013. These patents have issued or are pending in ten other countries, including Australia, Canada, Europe and Japan, and will generally expire on December 5, 2011 in these countries. On January 28, 2010, the FDA agreed to issue a Pediatric Written Request based on previously completed clinical trials using INOMAX to prevent BPD in a pediatric patient population (INOT-27). On April 30, 2010, we received the Written Request from the FDA. We submitted the completed trial reports to the FDA, and if the FDA determines the trial reports meet all the requirements contained in the Written Request, INOMAX will be eligible for an additional six months of regulatory pediatric exclusivity in the United States. We filed a U.S. Patent application containing claims directed towards new inventions that led to amendments to the warnings and precautions section of the INOMAX prescribing information necessary for the safe and effective use of INOMAX. This patent application, if and when issued, would be eligible for listing in the FDA Orange Book and would expire on June 30, 2029. In Japan, INOMAX (sold under the brand name INOflo) has further been designated as an orphan drug by Japan's Ministry of Health, Labor and Welfare, or MHLW, thereby providing a statutory exclusivity period until July 16, 2018, during which time the MHLW will not approve any generic versions of INOMAX for HRF. In Australia, we are seeking confirmation of statutory data exclusivity for INOMAX that would provide statutory exclusivity until November 22, 2012. In addition, we solely own or have exclusive rights to the U.S. patents and patent applications, including their foreign counterparts, that contain claims associated with the delivery of INOMAX, including the drug-delivery systems we refer to as INOvent, INOMAX DS and INOpulse.

        LUCASSIN.    There are no patents claiming LUCASSIN. We have acquired all of Orphan's rights to develop, manufacture and commercialize LUCASSIN in the United States, Canada, Mexico and Australia. The FDA has granted LUCASSIN an orphan drug designation for use in HRS Type 1, and therefore, we will have seven years of statutory orphan drug exclusivity starting from the date of NDA approval for HRS Type 1, if such approval is granted.

        IK-5001.    We have exclusive worldwide rights to patents and patent applications claiming compounds and therapeutic methods for the use of IK-5001 in the treatment and prevention of complications arising from cardiac remodeling following AMI. These exclusive rights include two U.S. patent applications and rights to corresponding foreign patents and patent applications. Foreign counterparts of this patent application have been granted in Australia, China and India and are pending in other countries, including Europe, Japan, Canada, Korea, Mexico and Israel. U.S. Patents relating to IK-5001 will expire on various dates from May 2024 to March 2027, and in the United States, we may be able to extend the term of one of these patents for up to five years under the patent term extension provisions of the Hatch-Waxman Act. Foreign patents will expire on various dates from May of 2024 to March of 2027, subject to any available statutory patent term extension.

        IK-1001.    We solely own or have exclusive rights to six U.S. patent applications claiming various delivery technologies, formulations and therapeutic methods for the use of IK-1001. In addition, we own or have exclusive rights to the corresponding foreign patents associated with these patent families. These patents will expire on various dates from December 2023 to January 2030, and in the United States, we may be able to extend the term of one of these patents for up to five years under the patent term extension provisions of the Hatch-Waxman Act. Foreign patents will expire on various dates from December 2023 to January 2030, subject to any available statutory patent term extension.

        IK-600X.    We have exclusive worldwide rights to patents and patent applications claiming specific compounds, formulations and therapeutic applications relating to an investigational portfolio of fibrin-derived peptide compounds for use in a range of critical care conditions. In the United States, these exclusive rights include 16 U.S. patents and patent applications. In addition, we have exclusive rights to the corresponding foreign patents and patent applications associated with these patent families. The patents will expire on various dates from December 2021 to November 2030, and in the United States, we may be able to extend the term of one of these patents for up to five years under the patent term extension provisions of the Hatch-Waxman Act. Foreign patents will expire on various dates from December 2021 to January 2030, subject to any available statutory patent term extension.

        The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent's term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent, or may be shortened if a patent is terminally disclaimed over another patent.

        The term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our pharmaceutical product candidates receive FDA approval, we expect to apply for patent-term extensions on patents covering those products. We believe that IK-5001, IK-1001 and the IK-600X portfolio may be subject to the Hatch-Waxman patent term extension provisions.

        The patent positions of pharmaceutical and biotechnology firms can be uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, we do not know whether any of the applications we acquire or license will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or will be challenged, circumvented or invalidated. Because patent applications filed within the last 18 months are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention, or in opposition proceedings in a foreign patent office, either of which could result in substantial cost to us, even if the eventual outcome is favorable to us. There can be no assurance that the patents, if issued, would be held valid by a court of competent jurisdiction. An adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using such technology.

        The development of critical care hospital products is intensely competitive. A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents in the critical care field. Some of these applications could be competitive with applications we have acquired or licensed, or could conflict in certain respects with claims made under such applications. Such conflict could result in a significant reduction of the coverage of the patents we have acquired or licensed, if issued, which would have a material adverse effect on our business, financial condition and results of operations. In addition, if patents are issued to other companies that contain competitive or conflicting claims and such claims are ultimately determined to be valid, no assurance can be given that we would be able to obtain licenses to these patents at a reasonable cost, or develop or obtain alternative technology.

        We solely own or have exclusive rights to multiple trademarks that we consider important to our business. Ikaria®, the Ikaria logo, INOMAX®, INOtherapy®, INOmeter™, INOflo®, INOcal®, INOvent®, INOpulse™ and LUCASSIN® are registered or common law trademarks in the United States and/or other countries where we currently conduct business or may consider doing so in the future.

        It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements generally provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees and consultants, the agreements provide that all inventions conceived by the individual shall be our exclusive property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

Government Regulation

        The testing, manufacturing, labeling, advertising, promotion, distribution, export, and marketing of our product and product candidates are subject to extensive regulation by governmental authorities in the United States and in other countries. In the United States, the FDA, under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations, regulates pharmaceutical and medical device products. Failure to comply with applicable U.S. requirements may subject us to administrative or judicial sanctions, such as FDA refusal to approve pending pre-market applications (e.g., NDAs, PMAs, 510(k)s), withdrawal of approval of approved products, warning letters, untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, civil penalties, and/or criminal prosecution.

        The FDCA generally regulates the manufacture and importation of drugs and medical devices shipped via interstate commerce, including such matters as labeling, packaging, storage, and handling of such products. The Prescription Drug Marketing Act of 1987, which amended the FDCA, establishes certain requirements applicable to the wholesale distribution of prescription drugs, including the requirement that wholesale drug distributors be registered with the Secretary of Health and Human Services or be licensed in each state in which business is conducted in accordance with federally established guidelines on storage, handling, and records maintenance. The Safe Medical Devices Act of 1990 imposes certain reporting requirements on distributors in the event of an incident involving serious illness, injury, or death caused by a medical device. We are also required to maintain licenses and permits for the distribution of pharmaceutical products and certain medical devices under the laws of the states in which we operate.

FDA Approval Process

        In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The FDCA, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

        Pharmaceutical product development in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of a notice of claimed investigational exemption or an investigational new drug application or IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

        Preclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information including information about product chemistry, manufacturing and controls and a proposed clinical trial protocol. Long-term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

        A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not commented on or questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

        Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with federal regulations, good clinical practices, or GCP, as well as under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

        The FDA may order the temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements, or may impose other conditions.

        Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population, to determine the effectiveness of the drug for a particular indication or indications, dosage tolerance and optimum dosage, and identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 clinical trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug.

        After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product's pharmacology, chemistry, manufacture and controls. The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee, currently exceeding $1,400,000, and the manufacturer and/or sponsor under an approved NDA are also subject to annual product and establishment user fees, currently exceeding $79,000 per product and $450,000 per establishment. These fees are typically increased annually.

        The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency's threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Most such applications for non-priority drug products are reviewed within ten months while most applications for priority review drugs, that is, drugs that FDA determines represent a significant improvement over existing therapy, are reviewed in six months. The review process may be extended by the FDA for three additional months to consider certain information or clarification regarding information already provided in the submission. Additionally, the FDA's review of applications frequently results in the issuance of action letters in which FDA requests additional data and information pertaining to the application which in turn can toll or start anew the review cycle. The FDA may also refer applications for novel drug products or drug products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with cGMP is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

        After the FDA evaluates the NDA and the manufacturing facilities, it issues an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA's satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included.

        An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require substantial post-approval testing and surveillance to monitor the drug's safety or efficacy and may impose other conditions, including labeling restrictions that can materially affect the potential market and profitability of the drug. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

The Hatch-Waxman Act

        In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent which claims the active ingredient, drug product or method of use covered by the application. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential competitors in support of approval of an abbreviated new drug application, or ANDA, or a 505(b)(2) application. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. ANDA applicants are not required to conduct or submit results of preclinical or clinical tests to prove the safety or effectiveness of their drug product, other than the requirement for bioequivalence testing. Drugs approved in this way are commonly referred to as "generic equivalents" to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

        The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA's Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. A certification that the new product will not infringe the already approved product's listed patents or that such patents are invalid is called a Paragraph IV certification. If the ANDA applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired, with the exception of the method of use patent in which an ANDA applicant can obtain effective approval if the use for which it seeks approval is not covered by a listed patent, even though other uses are covered.

        If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA sponsor and the patent holders once the ANDA has been accepted for filing by the FDA. The NDA sponsor and the patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the ANDA applicant.

        The ANDA application also will not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired. Federal law provides a period of five years following approval of a drug containing no previously approved active ingredients, during which ANDAs for generic versions of those drugs cannot be submitted unless the submission contains a Paragraph IV certification challenge to a listed patent, in which case the submission may be made four years following the original product approval. Federal law provides for a period of three years of exclusivity following approval of a listed drug that contains previously approved active ingredients but is approved in a new dosage form, route of administration or combination, or for a new use, the approval of which was required to be supported by new clinical trials conducted by or for the NDA sponsor, during which FDA cannot grant effective approval of an ANDA based on that listed drug.

Other Regulatory Requirements

        Once the FDA approves an NDA, the product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, promotion of unapproved uses, industry-sponsored scientific and educational activities and promotional activities involving the internet and social media.

        Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

        Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, risk minimization action plans, and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control as well as drug manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered. The FDA inspected our Madison, Wisconsin facility in August 2010. Following its inspection, the FDA issued a Form 483, which is a notice of inspection observations. We responded to the FDA regarding the inspectional observations and, where necessary, have implemented or are implementing corrective action.

        Our regional service and distribution centers are licensed with the appropriate state wholesale pharmacy boards and carry out their activities in compliance with cGMP and the regulations of the Department of Transportation, Department of Homeland Security, Occupational Safety and Health Administration and International Air Transport Association, as may be applicable. Shipments to overseas destinations are made in accordance with the regulations of the IMO, the United Nations' specialized agency responsible for improving maritime safety and preventing pollution from ships, as may be applicable.

Orphan Drugs

        Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, it publicly discloses the generic identity of the drug and its potential orphan use. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. The first NDA applicant with FDA orphan drug designation for a particular active ingredient to receive FDA approval of the designated drug for the disease for which it has such designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

Pediatric Information and Exclusivity

        Under the Pediatric Research Equity Act of 2008, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

        Under Section 505A of the FDCA, six months of market exclusivity may be granted in exchange for the voluntary completion of pediatric studies in accordance with an FDA-issued "Written Request." The FDA may issue a Written Request for studies on unapproved or approved indications, where it determines that information relating to the use of a drug in a pediatric population, or part of the pediatric population, may produce health benefits in that population. To receive the six-month pediatric market exclusivity, we have to receive a Written Request from the FDA, and conduct the requested studies and submit reports of the studies in accordance with a written agreement with the FDA. If we receive a Written Request, but do not have a written agreement with FDA regarding the conduct of the studies, the studies must fairly respond to the Written Request, have been conducted in accordance with commonly accepted scientific principles and protocols, and meet filing requirements. There is no guarantee that the FDA will issue a Written Request for such studies or accept the reports of the studies.

Fast Track Designation

        The FDA is required to facilitate the development and expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the fast track program, the sponsor of a new drug candidate may request the FDA to designate the drug candidate for a specific indication as a fast track drug concurrent with or after the filing of the IND for the drug candidate. The FDA must determine if the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor's request.

        In addition to other benefits such as the ability to use surrogate endpoints and have greater interactions with the FDA, the FDA may initiate review of sections of a fast track drug's NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA's time period goal for reviewing an application does not begin until the last section of the NDA is submitted. Additionally, the fast track designation may be withdrawn by the FDA if it believes that the designation is no longer supported by data emerging in the clinical trial process.

Section 505(b)(2) New Drug Applications

        Most drug products obtain FDA marketing approval pursuant to an NDA or an ANDA. A third alternative is a special type of NDA, commonly referred to as a Section 505(b)(2) NDA, which enables the applicant to rely, in part, on the safety and efficacy data of an existing product, or published literature, in support of its application.

        505(b)(2) NDAs often provide an alternate path to FDA approval for new or improved formulations or new uses of previously approved products. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The applicant may rely upon certain preclinical or clinical studies conducted for an approved product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

        To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. Thus approval of a 505(b)(2) NDA can be delayed until all applicable listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

Food and Drug Administration Amendments Act of 2007

        On September 27, 2007, the Food and Drug Administration Amendments Act, or the FDAAA, was enacted into law, amending both the FDCA and the Public Health Service Act. The FDAAA makes a number of substantive and incremental changes to the review and approval processes in ways that could make it more difficult or costly to obtain approval for new pharmaceutical products, or to produce, market and distribute existing pharmaceutical products. Most significantly, the law changes the FDA's handling of post-market drug product safety issues by giving the FDA authority to require post approval studies or clinical trials, to request that safety information be provided in labeling or to require an NDA applicant to submit and execute a Risk Evaluation and Mitigation Strategy, or REMS.

Sales and Marketing

        The FDA regulates all labeling for products under its jurisdiction both prior to and after approval, as well as advertising for prescription drugs and medical devices. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Physicians may prescribe legally available drugs for uses that are not described in the drug's labeling and that differ from those tested by us and approved by the FDA. The amount of unapproved usage varies among medical specialties. The FDA does not regulate the behavior of physicians in their choice of treatments, but FDA regulations do impose stringent restrictions on manufacturers' communications regarding unapproved uses. Failure to comply with applicable FDA requirements may subject a company to enforcement action by the FDA, Department of Justice, Office of the Inspector General, state attorneys general and other governmental agencies, adverse publicity, corrective advertising and the full range of civil and criminal penalties available.

Foreign Regulations and Registrations

        We are also subject to a variety of foreign regulations governing clinical trials and the marketing of other products. Outside of the United States, our ability to market a product depends upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. In any country, however, we will only be permitted to commercialize our products if the appropriate regulatory authority is satisfied that we have presented adequate evidence of safety, quality and efficacy. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing of the product in those countries. The time needed to secure approval may be longer or shorter than that required for FDA approval. The regulatory approval and oversight process in other countries includes all of the risks associated with regulation by the FDA and certain state regulatory agencies as described above.

U.S. Device Regulations and Registrations

        Pre-market Pathways.    In the United States, medical devices are regulated by the FDA Center for Devices and Radiological Health, or CDRH. Medical devices generally come to market as a result of an approved Premarket Approval Application, or PMA, or a cleared Pre-market Notification, or 510(k). As is the case with drug products, applications for medical devices are subject to user fees with PMAs being subject to relatively high user fees and 510(k)s being subject to relatively small user fees. There are also product and establishment user fees as well as fees for requesting the status of a device under the FDCA.

        Pre-market approval is the FDA process of scientific and regulatory review to evaluate the safety and effectiveness of Class III medical devices. Class III devices are those that support or sustain human life, are of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury. Due to the level of risk associated with Class III devices, the FDA has determined that general and special controls alone are insufficient to ensure the safety and effectiveness of Class III devices. Therefore, these devices require a pre-market approval, or PMA, application under section 515 of the FDCA in order to obtain marketing clearance. PMA is the most stringent type of device marketing application required by the FDA. The applicant must receive FDA approval of its PMA application prior to marketing the device. PMA approval is based on a determination by the FDA that the PMA contains sufficient valid scientific evidence to assure that the device is safe and effective for its intended use or uses.

        For a medical device that does not require a PMA, a 510(k) must be submitted to the FDA, unless the device is specifically exempted from 510(k) requirements of the FDCA. A 510(k) is a pre-market submission made to the FDA to demonstrate that the device to be marketed is at least as safe and effective, that is, substantially equivalent, to a legally marketed device that is not subject to PMA. Submitters must compare their device to one or more similar legally marketed devices and make and support their substantial equivalency claims. A legally marketed device is a device that was legally marketed prior to May 28, 1976, for which a PMA is not required, or a device which has been reclassified from Class III to Class II or I, or a device which has been found to be substantially equivalent through the 510(k) process. The legally marketed device to which equivalence is drawn is commonly known as the "predicate." Although devices recently cleared under 510(k) are often selected as the predicate to which equivalence is claimed, any legally marketed device may be used as a predicate. Before marketing a device, each submitter must receive an order, in the form of a letter, from the FDA which finds the device to be substantially equivalent and states that the device can be marketed in the United States. This order "clears" the device for commercial distribution.

        Investigational Device Exemptions.    Clinical data are generally required to support a PMA, and less frequently a 510(k). An IDE allows the investigational device to be used in a clinical trial in order to collect safety and effectiveness data required to support a PMA application or a 510(k) submission to the FDA. Clinical trials are most often conducted to support a PMA. A relatively small percentage of 510(k)'s require clinical data to support the application. Investigational use also includes clinical evaluation of certain modifications or new intended uses of legally marketed devices. All clinical evaluations of investigational devices, unless exempt, must have an approved IDE before the study is initiated. An approved IDE permits a device to be shipped lawfully for the purpose of conducting investigations of the device without complying with other requirements of the FDCA that would apply to devices in commercial distribution. Sponsors need not submit a PMA or 510(k), register their establishment or list the device while the device is under investigation. Sponsors of IDEs are also exempt from the Quality System Regulations except for the requirements for design control.

        Combination Products.    A combination product is a product comprised of two or more regulated components (drug-device or biologic-device). Combination products are either combined as a single entity or labeled for use with a specified drug, device or biologic in which both are required to achieve the intended use, indication or effect. The FDA Office of Combination Products assigns review responsibility for combination products. If, for example, the Center for Drug Evaluation and Research, or CDER, is assigned primary jurisdiction, then the combination drug-device product clinical testing is conducted under the IND process already described, with the device evaluation conducted by the CDRH, consulting with CDER. The device documentation is provided to CDER in INDs and NDAs and forwarded to CDRH for review. A separate IDE for clinical testing is not required.

        Quality System Regulations.    The cGMP requirements set forth in the Quality System Regulations, or QSRs, are promulgated under section 520 of the FDCA. They require that domestic or foreign manufacturers have a quality system for the design, manufacture, packaging, labeling, storage, installation, and servicing of finished medical devices intended for commercial distribution in the United States. The regulation requires that various specifications and controls be established for devices; that devices be designed and manufactured under a quality system to meet these specifications; that finished devices meet these specifications; that devices be correctly installed, checked and serviced; that quality data be analyzed to identify and correct quality problems; and that complaints be investigated and appropriate corrective action be implemented. The QSRs are intended to help ensure that medical devices are safe and effective for their intended use. The FDA monitors device problem data and inspects the operations and records of device developers and manufacturers to determine compliance with the GMP requirements in the QS regulation.

        Medical Device Reporting.    The Medical Device Reporting, or MDR, regulation provides a mechanism for the FDA and manufacturers to identify and monitor significant adverse events involving medical devices. The goals of the regulation are to detect and correct problems in a timely manner. Manufacturers must report device-related deaths, serious injuries, and malfunctions to the FDA whenever they become aware of information that reasonably suggests that a reportable event occurred (one of their devices has or may have caused or contributed to the event). Each manufacturer must review and evaluate all complaints to determine whether the complaint represents an event which is required to be reported to the FDA. Although the requirements of the regulation can be enforced through legal sanctions authorized by the FDCA, the FDA generally relies on the goodwill and cooperation of all affected groups to accomplish the objectives of the regulation. In addition, the Safe Medical Devices Act, or SMDA, requires medical device manufacturers to certify to the FDA the number of MDR reports filed or that no reports have been filed.

        Registration and Listing.    Establishments involved in the production and distribution of medical devices intended for marketing or leasing in the United States are required to register with the FDA. Registration provides the FDA with the location of medical device manufacturing facilities and importers. The owner/operator of an establishment who is engaged in the manufacture, preparation, propagation, compounding, assembly or processing of a medical device intended for commercial distribution is required to register. This includes manufacturers, contract manufacturers and contract sterilizers that place the device into commercial distribution, specification developers, re-packagers or re-labelers, re-processors of single-use devices, remanufacturers, U.S. manufacturers of export-only devices and manufacturers of components or accessories that are ready to be used for any intended health-related purpose and are packaged or labeled for commercial distribution for such health-related purpose.

        Establishments required to register with the FDA must also identify to the FDA the devices they have in commercial distribution including devices produced exclusively for export. The process is known as medical device listing and is a means of keeping FDA advised of the generic category(s) of devices an establishment is manufacturing or marketing. The owner/operator of an establishment engaged in the manufacture, preparation, propagation, compounding, assembly or processing of a medical device intended for commercial distribution is required to list its device with the FDA within 30 days of entering the device into commercial distribution in the United States. This includes manufacturers, re-packagers and re-labelers, specification developers, re-processors of single-use devices, remanufacturers, U.S. manufacturers of export-only devices and manufacturers of accessories and components that are ready to be used for any intended health-related purpose and are packaged or labeled for commercial distribution for such health-related purpose.

        CE Marking.    In order to enter the European market, and to help facilitate entry into other global markets such as Australia, our drug-delivery systems must be CE (Conformité Européene)-Marked. CE Marking involves a Notified Body, or NB, which, working together with a company, assesses the company's Quality Management System, or QMS. The company determines how it will comply with the Medical Device Directive, or MDD, in terms of its QMS. Council Directive 93/42/EEC, as amended by DIRECTIVE 2007/47/EC (MDD), sets forth the "Essential Requirements" for CE Marking.

        The NB will also examine the design dossier and technical file for a medical device to judge compliance with Annex I of the MDD. Annex I details the Essential Requirements of the MDD for Medical Devices. The Technical File and Design Dossier contain or point to documents, reports, records, etc., that demonstrates compliance with each element of the Essential Requirements in Annex I of the MDD.

        When the QMS has been certified, the Notified Body will issue the company a Quality Certificate and an MDD Certificate. If certified to Annex II, Full Quality System, the company can issue 'Declarations of Conformity" for additional products, based on their own assessment of the Technical File for the new device. Once the Declaration of Conformity has been issued, the CE mark may be applied to the devices and the product can be distributed in the EU and in other countries where the CE Mark may be accepted.

        We currently are ISO-13485:2003 certified and are certified under Annex II, Full Quality System. Our only delivery system currently carrying the CE Mark is the INOvent Delivery System, specifically the INOvent systems that were originally manufactured for the European market. The INOMAX DS will be CE Marked in 2010.

        The NB usually conducts audits once per year to ensure the requirements of the Quality Management System continues to meet the requirements of ISO-13485:2003 and MDD Annex I continue to be met. Our last audit was conducted in December 2009, with a successful outcome.

Other Regulatory Requirements

        In addition to regulation by the FDA and certain state regulatory agencies, we need to comply with other agencies that govern the way we conduct business.

        Because our compressed gas products are packaged at pressures greater than 25 pounds of pressure per square inch gauge, or psig, they are classified as hazardous materials. The Department of Transportation, the International Air Transportation Association, the International Maritime Organization, the Environmental Protection Agency, and the Occupational Safety and Health Administration, impose various regulations pertaining to the way we manufacture, transport, store and handle our products.

        Failure to comply with current and future regulations of these agencies could lead to a variety of sanctions, which could harm our business and financial condition.

Anti-Kickback and Fraud Laws

        We are subject to various federal and state laws pertaining to healthcare "fraud and abuse." The federal Anti-Kickback Statute makes it illegal for any person, including a pharmaceutical company (or a party acting on its behalf), to knowingly and willfully solicit, offer, receive or pay any remuneration, directly or indirectly, in exchange for, or to induce, the referral of business, including the purchase, order or prescription of a particular drug, or arranging for the purchase, ordering, or prescription of a particular drug for which payment may be made under federal healthcare programs such as Medicare and Medicaid. In 1996, under HIPAA, the Anti-Kickback Statute was expanded to be made applicable to most federal and state-funded healthcare programs. The definition of "remuneration" has been broadly interpreted to include any item or service of value, including but not limited to gifts, discounts, the furnishing of free supplies or equipment, commercially unreasonable credit arrangements, cash payments, waivers of payments or providing anything at less than its fair market value. Several courts have interpreted the Anti-Kickback Statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of business reimbursable by a federal healthcare program, the statute has been violated. Penalties for violations include criminal penalties, civil sanctions and administrative actions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federally-funded healthcare programs. In addition, some kickback allegations have been held to violate the federal False Claims Act, which is discussed in more detail below.

        The federal Anti-Kickback Statute is broad and prohibits many arrangements and practices that may be lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous and beneficial arrangements, Congress created several exceptions in the Social Security Act and has authorized the U.S. Department of Health and Human Services, or HHS, to publish regulatory "safe harbors" that exempt certain practices from enforcement action under the Anti-Kickback Statute prohibitions. For example, there are safe harbors available for certain discounts to purchasers, personal services arrangements and various other types of arrangements. However, safe harbor protection is only available for transactions that satisfy all of the narrowly defined safe harbor provisions applicable to the particular remunerative relationship. Conduct and business arrangements that do not strictly comply with all the provisions of an applicable safe harbor, while not necessarily illegal, face an increased risk of scrutiny by government enforcement authorities and an ongoing risk of prosecution.

        In addition, many states have adopted laws similar to the federal Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare services reimbursed by any third-party payor, not only the Medicare and Medicaid programs or other governmental payors. At least one state, California, also has adopted a law requiring pharmaceutical companies to implement compliance programs to prevent and deter conduct that may violate fraud and abuse laws that comply with the voluntary industry guidelines and Office of Inspector General, or OIG, compliance guidance. While we believe we have structured our business arrangements to comply with these laws, it is possible that the government could find that such arrangements violate these laws, which could have a material adverse effect on our business, results of operations and financial condition.

        The PPACA imposes new reporting and disclosure requirements for pharmaceutical and device manufacturers with regard to payments or other transfers of value made to physicians and teaching hospitals, effective March 30, 2013. In addition, pharmaceutical and device manufacturers will also be required to report and disclose investment interests held by physicians and their immediate family members during the preceding calendar year. Failure to submit required information may result in civil monetary penalties of up to $150,000 per year (and up to $1 million per year for "knowing failures") for all payments, transfers of value or ownership or investment interests not reported in an annual submission. Further, the PPACA amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims laws.

        If not preempted by federal law, several states require pharmaceutical companies to report expenses relating to the marketing and promotion of pharmaceutical products and to report gifts and payments to individual physicians in the states. Other states prohibit providing meals to prescribers or other marketing related activities. Still other states require the posting of information relating to clinical trials and their outcomes. In addition, certain states, such as California, Nevada, and Massachusetts, require pharmaceutical companies to implement compliance programs or marketing codes. Currently, several additional states are considering similar proposals. Compliance with these laws is difficult and time consuming, and companies that do not comply with these state laws face civil penalties. Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

        HIPAA created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from federal and state healthcare programs such as Medicare and Medicaid. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment. Additionally, HIPAA granted expanded enforcement authority to HHS and the U.S. Department of Justice, or DOJ, and provided enhanced resources to support the activities and responsibilities of the OIG and DOJ by authorizing large increases in funding for investigating fraud and abuse violations relating to healthcare delivery and payment.

        Numerous federal and state laws and regulations, including HIPAA, govern the collection, dissemination, use and confidentiality of patient-identifiable health information. Through many of our operations, we encounter, collect, maintain, and transmit patient-identifiable health information. New health information standards, whether implemented pursuant to HIPAA, congressional action or otherwise, could have a significant effect on the manner in which we handle healthcare related data and communicate with customers, payors, and others, and the cost of complying with these standards could be significant. If we do not comply with existing or new laws and regulations related to patient health information, we could be subject to criminal or civil sanctions.

        In addition, federal law includes other provisions that specifically prohibit certain types of manipulative Medicare billing practices. Federal law also provides for minimum periods of exclusion from federal and state healthcare programs for certain offenses and frauds. Many states also have false claims and other healthcare fraud and abuse laws, which also may include civil and criminal penalties.

False Claims Laws

        Pursuant to various federal and state false claims laws, the submission of false or fraudulent claims for payment may lead to civil money penalties, criminal fines and imprisonment, and/or exclusion from participation in Medicare, Medicaid and other federally funded healthcare programs. These false claims statutes include the federal False Claims Act, which allows the federal government or private individuals to bring suit alleging that an entity or person knowingly submitted, or caused another person or entity to submit, a false or fraudulent claim for payment to the federal government or knowingly used, or caused to be used, a false record or statement to obtain payment from the federal government. The federal False Claims Act may also be violated if a person files a false statement in order to reduce, avoid, or conceal an obligation to pay money to the federal government. Several pharmaceutical companies have settled claims based on the federal False Claims Act for conduct involving, among other examples, providing free product to purchasers with the expectation that federally-funded health programs would be billed for the product, or instances in which a manufacturer has marketed its product for unapproved uses or non-reimbursable purposes. A person who files suit may be able to share in amounts recovered by the government in connection with such suits. Such suits, known as qui tam actions, have increased significantly in recent years and have increased the risk that a healthcare company will have to defend a false claims action, enter into settlements that may include corporate integrity agreements requiring disclosures to the federal government, pay fines or be excluded from the Medicare and/or Medicaid programs as a result of an investigation arising out of such an action. In addition, a number of states have enacted similar laws prohibiting the submission of false or fraudulent claims to a state government. We are not aware of any qui tam actions pending against us. However, no assurance can be given that such actions may not be filed against us in the future, or that any non-compliance with such laws would not have a material adverse effect on our business, results of operations and financial condition.

        The foregoing description of laws and regulations affecting healthcare companies is not meant to be an all-inclusive discussion of aspects of federal and state regulation which may affect our business, results of operations and financial condition. Healthcare companies operate in a complicated regulatory environment. These or other statutory or regulatory initiatives may affect our revenues or operations. We have a compliance officer and retain, when necessary, special counsel for guidance on applicable laws and regulations, including fraud and abuse laws. However, no assurance can be given that our practices, if reviewed, would be found to be in compliance with applicable fraud and abuse laws (including false claims laws and anti-kickback prohibitions), as such laws ultimately may be interpreted, or that any non-compliance with such laws or government investigations of alleged non-compliance with such laws would not have a material adverse effect on our business, results of operations and financial condition.

Pharmaceutical Pricing and Reimbursement

        In both the United States and foreign markets, our ability to commercialize our products successfully, and to attract commercialization partners for our products, depends in significant part on the availability of adequate financial coverage and reimbursement from third party payors, including, in the United States, governmental payors such as the Medicare and Medicaid programs, managed care organizations, and private health insurers. Medicare is a federally funded program managed by the Centers for Medicare and Medicaid Services, or CMS, through local fiscal intermediaries and carriers that administer coverage and reimbursement for certain healthcare items and services furnished to the elderly and disabled. Medicaid is an insurance program for certain categories of patients whose income and assets fall below state defined levels and who are otherwise uninsured that is both federally and state funded and managed by each state. The federal government sets general guidelines for Medicaid and each state creates specific regulations that govern its individual program. Each payor has its own process and standards for determining whether it will cover and reimburse a procedure or particular product. Private payors often rely on the lead of the governmental payors in rendering coverage and reimbursement determinations. Therefore, achieving favorable CMS coverage and reimbursement is usually a significant gating issue for successful introduction of a new product. The competitive position of some of our products will depend, in part, upon the extent of coverage and adequate reimbursement for such products and for the procedures in which such products are used. Prices at which we or our customers seek reimbursement for our products can be subject to challenge, reduction or denial by the government and other payors.

        CMS, as well as most other third-party payors, provide reimbursement for unapproved uses of FDA-approved products, but often limit coverage to drugs prescribed for a medically accepted indication. A drug's medically accepted indications include all FDA-approved indications as well as unapproved indications supported by listings in specified compendia. INOMAX is currently included in these compendia for a significant portion of the unapproved uses for which it is prescribed by physicians.

        On March 23, 2010, President Obama signed into law a legislative overhaul of the U.S. healthcare system, the PPACA, which may have far reaching consequences for drug and device manufacturers like us. In particular, there are elements of this legislation that are aimed at promoting the greater use of comparative effectiveness research as well as various pilot and demonstration programs that have the potential to impact reimbursement and patient access for the company's products, and which may materially impact numerous aspects of our business. Additionally, the new legislation mandates fees on drug manufacturers totaling $2.5 billion in 2011, $2.8 billion in 2012 and 2013 and over $20 billion in the next ten years. These taxes represent a significant increase in the tax burden on the drug and device industries and may have a material and adverse impact on our operations and cash flow. Because this legislation is so recent, we do not yet know the full impact this legislation will have on our business.

        In 2008, CMS implemented a new DRG system called Medicare-Severity DRG, or MS-DRG, with the goal of reducing the variability of per patient costs within each DRG. Within MS-DRG, patients are classified by similar diagnoses and procedures, as well as by three levels of severity, primarily due to complications. The addition of a severity classification has resulted in higher payments for critically ill patients. For example, the DRG for congenital heart surgery at the highest level of severity is paid at 190% of payment for the same procedure without complications. Similarly, major chest procedures are paid at 280% when severe versus similar procedures without complications. In addition, a required ICU stay in and of itself can qualify a patient for an increased severity classification due to the level of monitoring necessary. As a result, it is expected that DRG payments for most patients in ICUs will be higher than under the previous classification system.

        Reimbursement to major private third-party payors for the treatment of hospitalized patients follow one of three methodologies: Percent-of-Charge, Per-Diem or Diagnosis-Related Group-based, which is known as DRG. In addition, incremental payments may be made through negotiated terms, such as carve-outs (fixed payments for certain treatments), outliers, or stop-loss payments (such as for high-cost patients who exceed a pre-set threshold of costs).

        During the past several years, the major private third-party payors have substantially revised their reimbursement methodologies in an attempt to contain their healthcare reimbursement costs. Recently, payors have increased use of the DRG-based system, in which each inpatient discharge is assigned a DRG code that classifies patients with similar diagnoses and procedures. These payments are not dependent on the length of admission, treatments needed, or the actual costs to the hospital. Should a patient cost less to treat than the DRG payment, the hospital can retain the overage. Alternatively, if a patient costs are more than the DRG payment, the hospital will only recognize additional reimbursement if a calculated threshold is surpassed and it cannot bill for the difference.

        Private third-party payors continue to increase their emphasis on managed care, which has led to an increased emphasis on the use of cost-effective medical interventions by healthcare providers. In addition, through their purchasing power, these payors often seek discounts, price reductions or other incentives from medical product suppliers.

Mandatory Discounts and Rebates

        Existing federal law requires pharmaceutical manufacturers to pay rebates to state governments, based on a statutory formula, on covered outpatient drugs reimbursed by the Medicaid program as a condition of having their drugs paid for by Medicaid. Rebate amounts for a product are determined by a statutory formula that is based on prices defined in the statute: average manufacturer price, or AMP, which must be calculated for all products that are covered outpatient drugs under the Medicaid program, and best price, which must be calculated only for those covered outpatient drugs that are innovator products, such as biologic products. Manufacturers are required to report AMP and best price for each of their covered outpatient drugs to the government on a regular basis. Additionally, some state Medicaid programs have imposed a requirement for supplemental rebates over and above the formula set forth in federal law, as a condition for coverage.

        In addition to the Medicaid rebate program, federal law also requires that if a drug manufacturer wishes to have its outpatient drugs covered under Medicaid as well as under Medicare Part B, it must sign a "Master Agreement" obligating it to provide a formulaic discount of approximately 24% for drugs sold to the U.S. Departments of Defense and Veterans Affairs, and also provide Medicaid-like discounts under section 340B of the Public Health Service Act, for outpatient drugs sold to certain specified clinics and hospitals that are the recipients of federal assistance. These entities include, but are not limited to, disproportionate share hospitals, certain children's hospitals, federally-qualified health centers, certain family planning projects, Ryan White HIV clinics, state-operated AIDS Drug assistance programs, or ADAP, black lung clinics, comprehensive hemophilia diagnostic treatment centers, native Hawaiian health centers, and several others. The formula for determining the discounted purchase price under the 340B program is defined by statute and is based on the AMP and rebate amount for a particular product as calculated under the Medicaid drug rebate program, discussed above.

        The recently signed PPACA includes a provision that raised the Medicaid minimum rebate from 15.1% to 23.1%, changed the rebate calculation for new formulations, and extended the rebate requirement for the first time to Medicaid managed care populations as well as to drugs provided to Medicare Part D full-benefit dual eligible individuals. Separately, the legislation also included a provision which was removed shortly before enactment that would have expanded the 340B drug pricing program to include new entity types as well as inpatient drug purchases by covered entity hospitals. Although we are not currently required to pay Medicaid rebates or to participate in the other mandatory discount programs such as 340B, there are many scenarios and reform proposals which could change our status, exposing us to mandatory rebate and discount requirements, which would have a material adverse effect on our business, financial condition and results of operations.

Employees

        As of September 30, 2010, we employed 471 full-time employees, of which 115 employees are engaged in research and development, 99 employees are involved in manufacturing operations, 53 employees are involved in service and distribution, and 116 employees are engaged in commercial operations (sales, marketing, and customer service) while 91 employees provide general and administrative support. Of our employees, approximately 25% have earned advanced degrees. The total workforce includes eight employees who hold a medical degree (M.D. or D.V.M), 32 employees who hold a doctorate degree (Ph.D.) and 79 employees with masters and other graduate degrees (M.S., M.A., M.B.A or J.D.). Our employees are not represented by a labor union or covered by a collective bargaining agreement.

Facilities

Corporate Headquarters

        Our corporate headquarters are located in Clinton, New Jersey, where we occupy approximately 60,000 square feet of office space. The lease expires in June 2011, but may be extended at our option for two additional, five-year terms. We also lease approximately 14,600 square feet of office space in

Hampton, New Jersey. The lease expires in September 2011, but may be extended at our option for an additional, two-year term. Currently, we plan to lease one single location that will be able to support our growth for the next 10 years and will allow us to consolidate multiple leases into one corporate headquarters, which is located in the central New Jersey area.

International Locations

        We have established offices in Australia, Japan and Canada to support our growth in those countries. In Japan and Canada, these offices primarily perform sales and marketing functions, while the distribution and logistics functions are handled by third-party providers. In Australia, third-party providers perform sales and marketing, distribution and logistic functions. Each of our international offices is staffed by a general manager and support staff.

Drug Manufacturing

        We own our drug-manufacturing plant in Port Allen, Louisiana, where we have approximately 49,000 square feet of office, warehouse, laboratory and manufacturing space. The buildings are situated on approximately five acres. We also own approximately 10 additional acres of adjacent land that provides flexibility for future expansion. We also lease approximately 5,000 square feet of additional office, warehouse and manufacturing space in Geismar, Louisiana. The fixed-lease term expires in August 2010. Our intent is to extend this lease for an additional one-year term while we evaluate our ability to consolidate this additional warehouse and manufacturing space into our Port Allen facility. We also are in the process of equipping our regional service and distribution center in Coppell, Texas, with the capability to blend INOMAX. This facility will act as a back-up to our primary facility in Port Allen to provide manufacturing and warehousing capabilities, if required.

Delivery System Manufacturing

        Our drug-delivery system manufacturing facility is located in Madison, Wisconsin, where we lease approximately 15,000 square feet of manufacturing, research and development and warehouse space. The lease term expires in July 2013, but may be extended at our option for two additional three-year terms. We also lease approximately 1,100 square feet of additional office space in Madison, Wisconsin, which we plan to utilize to support future delivery system development and warehousing. The lease term expires in February 2012.

Research and Development

        Our research and development facility is located in Seattle, Washington, where we lease approximately 8,000 square feet of laboratory and office space. The lease terminates on March 31, 2014.

Regional Service and Distribution Centers

        Our seven regional service and distribution centers are located throughout the United States (Atlanta, Chicago, Dallas, Los Angeles, Port Allen, Somerset, New Jersey and San Francisco) to best support the immediate needs of our customers.

Legal Proceedings

        From time to time, we have been and may again become involved in legal or regulatory proceedings arising in the ordinary course of our business. We are not presently a party to any material litigation or regulatory proceeding and we are not aware of any pending or threatened litigation or regulatory proceeding against us that could have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

        The following table sets forth the name, age and position of each of our executive officers and directors as of September 30, 2010.

Name	Age	Position
Daniel Tassé	50	Chairman, Chief Executive Officer, President and Director
Craig Tooman	44	Senior Vice President and Chief Financial Officer
Douglas Greene, M.D.	66	Executive Vice President, Research and Development
Matthew M. Bennett	39	Senior Vice President, Legal and Corporate Development
James Briggs	38	Senior Vice President, Human Resources
Michael Kennedy	53	Senior Vice President, Engineering and Operations
Stephen Ross	45	Senior Vice President, Commercial Operations
Aldo E. Belloni, Ph.D.(1)	60	Director
Michael T. Flaherman	45	Director
Robert T. Nelsen(3)	47	Director
Howard Pien(1)(2)	52	Director
Bryan E. Roberts, Ph.D.(2)	43	Director
Alok Singh(1)*(2)(3)	56	Director
Randy H. Thurman(3)	61	Director
Lota S. Zoth(1)	50	Director

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Nominating and Governance Committee.

*
Mr. Singh will resign from the Audit Committee upon the closing of this offering.

        Daniel Tassé has served as our President, Chief Executive Officer and a member of our board of directors since January 2008. Mr. Tassé was appointed Chairman in October 2009. Prior to joining us, from October 2004 to January 2008, Mr. Tassé served as General Manager of the Pharmaceuticals and Technologies Business Unit of Baxter International, Inc., a global diversified healthcare company. Baxter's Pharmaceuticals and Technologies Business Unit includes the Anesthesia and Critical Care business, the Hospital IV Drug business, the Contract Manufacturing business and the Formulation Technology business. From July 2001 to October 2004, Mr. Tassé served as Vice President and Regional Director for Australasia at GlaxoSmithKline, a healthcare company. Mr. Tassé holds a B.Sc. in biochemistry from the University of Montreal. As our President and Chief Executive Officer, Mr. Tassé provides a critical contribution to our board of directors as a result of his extensive track record of business building in the healthcare industry, his strong background within critical care, his global management experience, and his detailed knowledge of the pharmaceutical industry, our company, employees, client base and competitors.

        Craig Tooman has served as our Senior Vice President and Chief Financial Officer since July 2010. Prior to joining us, since 2005, Mr. Tooman served as Executive Vice President and Chief Financial Officer at Enzon Pharmaceuticals, a specialty pharmaceutical company. From 2002 to 2005, Mr. Tooman served as Senior Vice President of Strategic Planning and Corporate Communications at ILEX Oncology, Inc., a biopharmaceutical company that was acquired by Genzyme in 2004. He also played a significant role in the 2001 merger between Pharmacia & Upjohn and Monsanto that created the Pharmacia Corporation, having served in various positions within its predecessor companies Pharmacia & Upjohn and The Upjohn Company. Mr. Tooman holds an M.B.A. from the University of Chicago and a B.A. from Kalamazoo College.

        Douglas Greene, M.D. has served as our Executive Vice President, Research and Development since June 2010. Prior to joining us, from 2006 to 2009, Dr. Greene served as Senior Vice President and Chief Medical Officer of the US business at Sanofi-aventis, a global pharmaceutical company.

From 2003 to 2006, Dr. Greene served as Vice President and Head of Corporate Regulatory Development at Sanofi-aventis. Dr. Greene was Executive Vice President of Clinical Sciences and Product Development at Merck Research Laboratories and Corporate Officer of Merck, Inc., a global pharmaceutical company, from 2000-2003. Dr. Greene also was a member of the U.S. Food and Drug Administration's Endocrinologic and Metabolic Drug Advisory Committee from 1988-1994, and acted as Chairman of the Advisory Committee from 1990-1994. Dr. Greene holds an A.B. from Princeton University and a M.D. from the Johns Hopkins School of Medicine.

        Matthew M. Bennett has served as our Senior Vice President, Legal and Corporate Development since July 2007. Prior to joining us, from October 2003 to July 2007, Mr. Bennett held several positions of increasing responsibility, including Executive Vice President, General Counsel and Chief Administrative Officer at Viasys Healthcare, Inc., a healthcare technology company, where he was responsible for legal matters, business development, quality, regulatory affairs and human resources. From August 1997 to October 2003, Mr. Bennett was an attorney at Morgan, Lewis & Bockius LLP and was previously a litigator at Stradley, Ronon, Stevens & Young LLP. Mr. Bennett holds a B.A. in Political Science from Princeton University and a J.D. from Villanova University School of Law.

        James Briggs has served as our Senior Vice President, Human Resources since August 2008. Prior to joining us, from March 2007 to August 2008, Mr. Briggs served as Director, Human Resources of Avaya Global Services, a global IP telephone products and services company. From April 2004 to March 2007, Mr. Briggs served as Vice President, Human Resources of General Electric's Access Distribution Unit, a global IT distributor. Prior to joining General Electric, he held several positions at Unilever, an international manufacturer of food, home care and personal care products, and The Pepsi Bottling Company, a manufacturer and distributor of Pepsi-Cola products. Mr. Briggs holds a B.A. in communications from the University of Illinois.

        Michael Kennedy has served as our Senior Vice President, Engineering and Operations since October 2008. Prior to joining us, from August 2007 to October 2008, Mr. Kennedy served as Vice President, Technology Platform Development of the pharmaceuticals and technologies business of Baxter International, Inc., a global diversified healthcare company. From January 2005 to March 2007, Mr. Kennedy served as Chief Marketing Officer and Head of Product Development of Hollister, Incorporated, a chronic care medical products company. From March 1999 to January 2005, Mr. Kennedy served as General Manager of Comdisco Healthcare Group, which was acquired by General Electric, where he became Senior Vice President of Strategic Marketing for GE Healthcare Financial Services. Mr. Kennedy holds a B.S. in Chemical Engineering from the University of Washington and an M.B.A from Northwestern University's Kellogg School of Management.

        Stephen Ross has served as our Senior Vice President, Commercial Operations since August 2008. Prior to joining us, from July 2007 to August 2008, Mr. Ross served as Senior Vice President, Sales and Marketing at Cytogen Corporation, a specialty pharmaceutical company. From October 2002 to June 2007, he held several positions, including Vice President and General Manager, at GlaxoSmithKline Ireland, and Vice President, Specialty Business Units, in GlaxoSmithKline's United Kingdom subsidiary. Mr. Ross holds a B.A. in economics from Brigham Young University and an M.B.A. from The Wharton School of the University of Pennsylvania.

        Aldo E. Belloni, Ph.D. has served as a director since March 2007. Since 1980, Dr. Belloni has held several positions with Linde AG and its subsidiaries, and has served as a member of the Executive Board of Linde AG since January 2000. Dr. Belloni holds a Ph.D. in chemical engineering from the Milan Polytechnic Institute. We believe Dr. Belloni's qualifications to sit on our board of directors include his extensive experience in the industrial gas industry, including as a member of the Executive Board of Linde AG.

        Michael T. Flaherman has served as a director since March 2007. Since 2003, Mr. Flaherman has been employed by New Mountain Capital, a private equity group, where he currently serves as a Managing Director. From March 2004 to April 2008, Mr. Flaherman served as a director of National

Medical Health Card Systems, Inc., a publicly-traded healthcare company. Mr. Flaherman holds a B.A. in government from Harvard University and a master's degree in city planning from the Massachusetts Institute of Technology. We believe Mr. Flaherman's qualifications to sit on our board of directors include his experience as chairman of the investment committee of the board of CalPERS, his financial expertise and his years of experience providing strategic advisory services across many industries.

        Robert T. Nelsen has served as a director since March 2007. Since 1994, Mr. Nelsen has served as a Co-Founder, Assistant Secretary and Managing Director of ARCH Venture Partners, a venture capital firm focused on early-stage technology companies. Since 2000, Mr. Nelsen has served as a director of NeurogesX, Inc., a publicly-traded biopharmaceutical company focused on developing and commercializing pain management therapies. From 1994 to 2008, Mr. Nelsen served as a director of Adolor Corporation, a publicly-traded biopharmaceutical company. From 2002 to 2006, Mr. Nelsen also served as a director of Trubion Pharmaceuticals, Inc., a publicly-traded biopharmaceutical company. Mr. Nelsen also serves on the board of several privately held companies, including Sapphire Energy Corporation, Agios Pharmaceuticals, Inc., and Kythera Biopharmaceuticals, Inc. Mr. Nelsen holds a B.S. in biology and economics from the University of Puget Sound and an M.B.A. from the University of Chicago Graduate School of Business. We believe Mr. Nelsen's qualifications to sit on our board of directors include his extensive experience with pharmaceutical companies, his financial expertise and his years of experience providing strategic and financial advisory services to pharmaceutical and biotechnology organizations, including evaluating business plans involving clinical trials.

        Howard Pien has served as a director since April 2010. Mr. Pien is the Principal of Howard Pien Consulting, LLC, a consulting and advisory company focusing on investment and business strategy in healthcare companies. From July 2007 to September 2009, Mr. Pien served as the Chief Executive Officer of Medarex, Inc., a biotechnology company. Mr. Pien served as the President and Chief Executive Officer and a director of Chiron Corporation, a biopharmaceutical company, from April 2003 until Chiron's merger with Novartis AG in May 2006. Mr. Pien was elected Chairman of the Board of Directors of Chiron in May 2004. From December 2000 to March 2003, Mr. Pien worked at GlaxoSmithKline, a healthcare company, where he held several positions in GlaxoSmithKline's worldwide pharmaceuticals business, including President, Pharmaceuticals International. Mr. Pien previously held key positions in SmithKline Beecham's pharmaceuticals business in the United States, the United Kingdom, and North Asia, culminating in his tenure as President, Pharmaceuticals-North America. Prior to joining SmithKline Beecham, he worked six years for Abbott Laboratories and five years for Merck & Co. Mr. Pien currently serves as a director of ViroPharma Incorporated, a publicly-traded pharmaceutical development company, Vanda Pharmaceuticals Inc., a publicly-traded drug development company, and ImmunoGen, Inc., a publicly-traded company engaged in anticancer therapeutic development. He is also a director of Arresto BioSciences, a privately held biotechnology company. Mr. Pien holds a B.S. from Massachusetts Institute of Technology and an M.B.A. from Carnegie-Mellon University. We believe Mr. Pien brings to our board of directors extensive experience in the pharmaceutical industry, including his management expertise as a chief executive officer of pharmaceutical and biotechnology companies and his extensive corporate governance expertise as a director of private and public companies.

        Bryan E. Roberts, Ph.D. has served as a director since March 2007. Since 1997, Dr. Roberts has held several positions at Venrock, a venture capital firm, and currently serves as a Partner. Dr. Roberts also serves as a director of Ironwood Pharmaceuticals, Inc., a publicly-traded pharmaceutical company, and several private companies. Dr. Roberts has served on the board of directors of athenahealth, Inc., a publicly-traded healthcare company, XenoPort, Inc., a publicly-traded biopharmaceutical company, and Sirna Therapeutics, Inc., a publicly-traded biotechnology company. Dr. Roberts holds a B.A. from Dartmouth College and a Ph.D. in chemistry and chemical biology from Harvard University. We believe Dr. Roberts' qualifications to sit on our board of directors include his extensive experience with healthcare, biopharmaceutical and biotechnology companies, his financial expertise and his years of experience providing strategic advisory services to diverse companies.

        Alok Singh has served as a director since August 2006. Since September 2002, Mr. Singh has held several positions at New Mountain Capital, a private equity group, including Managing Director. Mr. Singh also serves on the boards of directors of Deltek Systems, Inc., a publicly-traded software company, and Validus Holdings, Ltd., a publicly-traded re-insurance company. Mr. Singh also serves on the boards of several privately held companies, including Overland Solutions, Inc., Apptis, Inc., Camber Corporation, EverBank Financial Corporation, and RedPrairie Holding, Inc. Mr. Singh holds a B.A. in economics from New York University and an M.B.A. in finance from New York University. We believe Mr. Singh's qualifications to sit on our board of directors include his financial expertise and his years of experience providing strategic advisory services to complex organizations, including as a public company director. As a Managing Director of New Mountain Capital, our largest stockholder, Mr. Singh has been instrumental in our growth since March 2007.

        Randy H. Thurman has served as a director since November 2007. Since November 2007, Mr. Thurman has served as a Senior Advisor of New Mountain Capital, a private equity group. Since June 2008, Mr. Thurman has served as Chairman of the Board of CardioNet, Inc., a publicly-traded medical technology company, and he has served as CardioNet, Inc.'s President and Chief Executive Officer since March 2009. From March 2001 to July 2007, Mr. Thurman served as Chairman of the Board, President and Chief Executive Officer of Viasys Healthcare, Inc. a publicly-traded respiratory, neurological, orthopedics and medical/surgical company, which he founded in 2001. Prior to joining Viasys Healthcare Inc., Mr. Thurman was Chief Executive Officer of Strategic Reserves LLC, participated in various entrepreneurial ventures including the start-up of two medical device companies and two genomics companies, and was Chairman of the Board of Enzon Inc. Previously, Mr. Thurman was Chairman and Chief Executive Officer of Corning Life Sciences Inc., which subsequently was spun off as two NYSE companies. Earlier in his career, Mr. Thurman was with Rorer Pharmaceuticals Inc. and led its acquisition of Revlon Healthcare and subsequent merger with Rhône-Poulenc. At Rorer, Mr. Thurman served as President of Rorer Pharmaceuticals Inc. and subsequently Rhône-Poulenc Rorer Pharmaceuticals Inc. Mr. Thurman holds a B.S. in economics from Virginia Polytechnic Institute and an M.A. in economics from Webster University. Mr. Thurman's experience as a public company director, along with his experience as the chief executive officer of a public company, demonstrates his leadership capability and extensive knowledge of complex financial and operational issues that public companies face. In addition, his experience as a chief executive officer and/or president of multiple healthcare companies brings thorough understanding of our business and industry and business acumen to our board of directors. We believe Mr. Thurman's extensive experience in the pharmaceutical, biotechnology and healthcare industries provides valuable background and insight to our board of directors.

        Lota S. Zoth has served as a director since December 2007. Prior to joining us, from August 2002 to July 2007, Ms. Zoth served as Senior Vice President and Chief Financial Officer of MedImmune, Inc., a pharmaceutical company. From August 2000 to June 2002, Ms. Zoth served as Senior Vice President and Corporate Controller for PSINet, Inc., a software company. In May 2001, during her tenure at PSINet, Inc., PSINet, Inc. filed a voluntary petition for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. Since February 2008, Ms. Zoth has been a director of Hyperion Therapeutics, Inc., a privately held pharmaceutical company. Ms. Zoth holds a B.B.A. in accounting from Texas Tech University and is also a Certified Public Accountant. Because of Ms. Zoth's prior public company experience, including as Chief Financial Officer of MedImmune, Inc., and her financial experience and expertise, we believe Ms. Zoth is able to provide valuable input into our strategic and financial affairs as we begin operating as a publicly-traded company after completion of this offering. She also brings a thorough understanding of our business and industry.

Board Composition and Election of Directors

        Following the completion of this offering, pursuant to the terms of the series C special voting convertible preferred stock, (i) the New Mountain Entities will be entitled to elect (a) three directors, for so long as they beneficially own 15% or more of our outstanding common stock, (b) two directors, for so long as they beneficially own less than 15% but more than 5% of our outstanding common stock and (c) one director, for so long as they own less than 5% of our outstanding common stock but more than one share of common stock and (ii) each of ARCH, the Venrock Entities and Linde, each voting as a separate class will be entitled to elect one director for so long as such holder owns 5% or more of our outstanding common stock. In addition, the right to elect each of its directors will be transferrable by the New Mountain Entities when transferred with at least one-third of the aggregate number of shares of our common stock issued upon conversion of the series B preferred stock originally purchased by the New Mountain Entities. Messrs. Flaherman, Singh and Thurman were appointed to our board of directors by the New Mountain Entities, Mr. Nelsen was appointed to our board of directors by ARCH, Dr. Roberts was appointed to our board of directors by the Venrock Entities and Dr. Belloni was appointed to our board of directors by Linde. See "Description of Capital Stock—Series C Special Voting Convertible Preferred Stock."

        We will be deemed to be a "controlled company" under the rules established by NASDAQ, and we will qualify for, and intend to rely on, the "controlled company" exception to the board of directors and committee composition requirements under the rules of NASDAQ and the SEC. Pursuant to this exception, we will be exempt from the rules that require our board of directors to be comprised of a majority of "independent directors" and our compensation and nomination and governance committees to be comprised solely of "independent directors," as defined under the rules of NASDAQ and the SEC. The "controlled company" exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and NASDAQ rules, which require that our audit committee be composed of at least three members, each of whom will be independent within one year from the date of this prospectus.

        In accordance with the terms of our certificate of incorporation and bylaws that will become effective upon the closing of this offering, our board will be divided into three classes, each of which consists, as nearly as possible, of one-third of the total number of directors constituting our entire board and each of whose members will serve for staggered three year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

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  the class I directors will be Drs. Belloni and Roberts and Mr. Flaherman, and their term will expire at the annual meeting of stockholders to be held in 2011;

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  the class II directors will be Messrs. Nelson and Thurman and Ms. Zoth, and their term will expire at the annual meeting of stockholders to be held in 2012; and

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  the class III directors will be Messrs. Pien, Singh and Tassé, and their term will expire at the annual meeting of stockholders to be held in 2013.

        Subject to the rights of the holders of our series C special voting convertible preferred stock or any other series of our preferred stock then outstanding, (i) prior to the first time that the New Mountain Entities and their affiliate transferees holding series C-1 special voting convertible preferred stock beneficially own less than 15% of our outstanding common stock (as set forth as outstanding on the cover of our then most recently filed annual report on Form 10-K or quarterly report on Form 10-Q), any director may be removed, with or without cause, by the affirmative vote of the holders of a majority of the outstanding shares of our common stock and preferred stock, voting together as a single class, provided that any director elected by the New Mountain Entities, ARCH, the Venrock Entities or Linde may only be removed without cause by the affirmative vote of a majority of the outstanding shares held by the applicable electing entity, voting as a separate class, and (ii) after the New Mountain Entities and their affiliates beneficially own less than 15% of our outstanding common stock (as set forth as outstanding on the cover of our then most recently filed annual report on Form 10-K or quarterly report on Form 10-Q), directors may be removed only for cause and only by holders of at least 75% of the outstanding shares of our common stock (as set forth as outstanding on the cover of our then most recently filed annual report on Form 10-K or quarterly report on Form 10-Q), provided that any director elected by the New Mountain Entities, ARCH, the Venrock Entities or Linde may also be removed without cause by the affirmative vote of a majority of the outstanding shares held by the applicable electing entity, voting as a separate class. For a description of the rights of holders of our series C special voting convertible preferred stock to remove directors, see "Description of Capital Stock—Series C Special Voting Convertible Preferred Stock—Election and Removal of Directors.")

        We have no formal policy regarding board diversity. Our priority in selection of board members is identification of members who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business and understanding of the competitive landscape.

        There are no family relationships among any of our directors or executive officers.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. The composition of each committee will be effective upon the closing of this offering. Pursuant to the terms of our investor stockholders agreement, until we are no longer a "controlled company" under the rules established by The NASDAQ Global Market, if any other committee is established, the members will include at least one director elected by the New Mountain Entities, if any, and either the director elected by ARCH or the director elected by the Venrock Entities, if any.

  Audit Committee

        Upon the closing of this offering, the members of our audit committee will be Dr. Belloni, Mr. Pien and Ms. Zoth. Ms. Zoth chairs the audit committee. Upon the closing of this offering, our audit committee's responsibilities will include:

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  appointing, approving the compensation of, and assessing the independence of the our registered public accounting firm;

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  overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

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  reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

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  monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

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  coordinating the oversight of our internal audit function;

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  discussing our risk management policies;

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  establishing procedures for the receipt and retention of accounting related complaints and concerns;

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  meeting independently with our internal auditing staff, our independent registered public accounting firm and management;

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  reviewing and approving or ratifying any related person transactions; and

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  preparing the audit committee report required by SEC rules.

        All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

        Our board of directors has determined that Ms. Zoth is an "audit committee financial expert" as defined in applicable SEC rules. We believe that the composition of our audit committee meets the requirements for independence under current NASDAQ and SEC rules and regulations.

  Compensation Committee

        The members of our compensation committee are Mr. Pien, Dr. Roberts and Mr. Singh. Mr. Singh chairs the compensation committee. Pursuant to the terms of our investor stockholders agreement, until we are no longer a "controlled company" under the rules established by The NASDAQ Global Market, the chair of our compensation committee will be a director elected by the New Mountain Entities, if any, and the members of our compensation committee will include either a director elected by ARCH or the Venrock Entities, if any. See "Certain Relationships and Related Person Transactions—Investor Stockholders Agreement." Upon the closing of this offering, our compensation committee's responsibilities will include:

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  reviewing and making recommendations to our board with respect the compensation of our chief executive officer;

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  reviewing and approving the compensation of our other executive officers;

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  overseeing an evaluation of our executive officers;

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  overseeing and making recommendations with respect to equity compensation and equity incentive plans;

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  reviewing and making recommendations to our board with respect to management succession planning;

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  reviewing and discussing annually with management our "Compensation Discussion and Analysis" disclosure required by SEC rules; and

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  preparing the compensation committee report required by SEC rules.

  Nominating and Governance Committee

        The members of our nominating and governance committee are Messrs. Nelsen, Singh and Thurman. Mr. Thurman chairs the nominating and governance committee. Pursuant to the terms of our investor stockholders agreement, until we are no longer a "controlled company" under the rules established by The NASDAQ Global Market, the members of our nominating and governance committee will include the director elected by ARCH, if any, the director elected by the Venrock Entities, if any, and more than one director elected by the New Mountain Entities, if two or more directors elected by the New Mountain Entities are members of our board, or the sole director elected by the New Mountain Entities, if only one such director is a member of our board. See "Certain Relationships and Related Person Transactions—Investor Stockholders Agreement." Upon the closing of this offering, our nominating and governance committee's responsibilities will include:

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  identifying individuals qualified to become members of our board;

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  recommending to our board the persons to be nominated for election as directors and to each of our board's committees;

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  reviewing and making recommendations to our board with respect to director compensation;

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  developing and recommending to our board corporate governance principles; and

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  overseeing an annual evaluation of our board.

Board Leadership Structure and Risk Oversight

        Mr. Tassé serves as both chief executive officer and chairman of the board. Having one person serve as both chief executive officer and chairman of the board shows our employees, customers and other constituencies that we are under strong leadership, with a single person setting the tone and having primary responsibility for managing our operations. The board believes that this eliminates the potential for duplication of efforts and inconsistent actions and facilitates information flow between management and the board of directors, which are essential to effective governance. The board believes that the combined role of chief executive officer and chairman of the board, together with a lead director having the duties described below, is in the interest of stockholders because it provides the appropriate balance between strategy development and independent oversight of management.

        Mr. Singh serves as lead director. The lead director has the responsibility of consulting with the chairman of the board on board and committee meeting agendas, acting as a liaison between management directors and non-management directors and facilitating teamwork and communications between the management and non-management directors. Mr. Singh is a non-independent lead director and, as such, does not have all of the responsibilities that an independent lead director would typically have. In particular, Mr. Singh will not preside over the board's executive sessions of the independent directors.

        Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. While our board of directors has the ultimate oversight responsibility for the risk management process, various committees of the board of directors also have responsibility for risk management. In particular, the audit committee's purpose is to assist in the board's oversight of our accounting and financial reporting processes and the audits of our financial statements, with a particular focus on assessing and mitigating financial risk. In setting compensation, our compensation committee also strives to create incentives that encourage a level of risk-taking behavior consistent with our business strategy.

Code of Business Conduct and Ethics

        We currently have a code of business conduct and ethics. In addition, we have adopted a new code of business conduct and ethics, which will apply to all of our employees and officers and includes provisions relating to accounting and financial matters, and a new code of ethics that will apply to all of our directors. These policies will be effective upon the effective date of the registration statement of which this prospectus is a part, and will be available on our website at www.ikaria.com upon the closing of this offering. If we make any substantive amendments to, or grant any waivers from, these policies for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

        During fiscal year 2009, the members of our compensation committee were Mr. Singh and Mr. Roberts. Mr. Pien became a member of the compensation committee in 2010. Neither Mr. Roberts nor Mr. Pien is or has been an officer of our company. Mr. Singh was an officer of our company from February 2007 to March 2007. He is not currently an officer of our company. None of our executive officers serves or has served as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. For a description of transactions between us and members of our compensation committee and entities affiliated with such members, please see "Certain Relationships and Related Person Transactions."

EXECUTIVE AND DIRECTOR COMPENSATION

        The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plan and expectations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Compensation Discussion and Analysis

Overview

        The purpose of the compensation discussion and analysis section is to discuss the principles underlying our compensation policies and decisions with respect to all of our executive officers, and specifically those who are named in the "Summary Compensation Table," or our "named executive officers," with a focus on the factors we rely upon most heavily in setting compensation for those individuals. Our named executive officers are:

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  Daniel Tassé, Chairman and Chief Executive Officer

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  Elizabeth Larkin, Former Senior Vice President and Chief Financial Officer

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  Ralf Rosskamp, Former Executive Vice President, Research and Development; Senior Advisor to the Chief Executive Officer

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  Matthew Bennett, Senior Vice President, Legal and Corporate Development

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  Michael Kennedy, Senior Vice President, Engineering and Operations

        The role of our compensation committee is to assist our board of directors in the discharge of its responsibilities relating to our executive compensation program. Our compensation committee is responsible for establishing and administering our policies governing the compensation for our executive officers, including determining base salaries, cash bonuses and equity incentive compensation. Our compensation committee also considers the recommendations of our chief executive officer when determining the appropriate levels of compensation for each of our executive officers, including our named executive officers. However, our chief executive officer does not provide input on his own compensation. The members of our compensation committee are Messrs. Pien and Singh and Dr. Roberts. Mr. Singh is the chairman of the compensation committee.

Objectives and Philosophy of our Executive Compensation Program

        We have designed our executive compensation program to help attract talented individuals to manage and operate all aspects of our business, to reward those individuals based on corporate results and individual performance, and to retain those individuals who continue to meet our expectations. We also intend for our executive compensation program to make us competitive within the pharmaceutical and biotechnology industries, where there is significant competition for talented leaders who possess the skills and experience to build and deliver on long-term value creation. We believe that the compensation of our executive officers should incentivize them to focus on the achievement of both short- and long-term business objectives and strategies. The primary objectives of our executive compensation program are to:

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  align the interests of our executive officers with the interests of our stockholders;

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  align the compensation of our executive officers with our business objectives, and provide financial rewards commensurate with results against our corporate goals;

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  assure that the structure of performance-based rewards fosters an environment of innovation and value delivery to our stockholders;

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  support the retention of executive officers by providing opportunities to achieve both short- and long-term rewards based upon results; and

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  attract talented individuals, with the right skills and experience, to manage and operate our business.

        To achieve these objectives, our compensation committee evaluates our executive compensation program at least annually, with the goal of setting the total target compensation opportunity for each executive officer at a level the compensation committee believes represents the value the executive officer contributes to our success, based on his or her performance, and maintains a competitive position with our peer group, described below. In addition, our executive compensation program ties a significant portion of the overall compensation of each executive officer to key strategic targets and stated financial goals of our company, which are established annually. We also provide a portion of our executive compensation in the form of stock-based awards that vest over time, which we believe helps to retain our executive officers and aligns their interests with those of our stockholders by allowing them to participate in the longer-term success of our company as reflected in stock price appreciation. Our 2010 long-term incentive plan, referred to as the 2010 plan, described below, includes provisions to utilize several forms of equity-based compensation, including stock options, restricted stock, restricted stock units, performance shares or units, and others. Our compensation committee evaluates the use of these forms of equity awards for our business and as a component of the total compensation package for each executive officer.

        We target total compensation for each executive officer to be near the median range of total compensation for an executive in a similar position, based on benchmarking to the peer group described below. The compensation program for our executive officers consists of the following principal components:

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  Base Salary:  Base salary represents a fixed portion of compensation, varies by position and individual performance over time, and is designed to recognize the experience, skills, knowledge and responsibilities required of our executive officers, including our named executive officers.

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  Cash Bonus:  In addition to base salary, each executive officer is eligible for an annual cash bonus award pursuant to our annual cash bonus program. These cash bonus awards are intended to compensate executive officers for their specific contributions towards achieving our corporate goals, with further consideration for each executive officer's performance compared to individual goals and strategic objectives. Our corporate goals are reviewed and established at the beginning of each year with our compensation committee and approved by our board of directors. Individual goals for each executive officer are established with the chief executive officer to ensure alignment between the goals of our executive officers and our corporate goals, discussed elsewhere in this prospectus.

  •
  Long-Term Incentives:  We also offer our executive officers long-term incentives, which have, to date, been equity-based incentives typically in the form of time-vested stock options. We grant stock-based awards to ensure that a significant portion of our executive officers' compensation is aligned with the interests of our stockholders as reflected in the value of our stock. Our decisions regarding the amount and type of equity incentive compensation, the allocation of equity, and the relative weighting of these awards as compared to other forms of compensation have been based on benchmarking to our peer group companies.

        Our board of directors and the compensation committee selected these elements of compensation because they believe each is necessary or useful in achieving the objectives of our executive compensation program as set forth above. The compensation committee, at the time of this offering, has not adopted a formal policy as to the weighting of each compensation component, but rather relies on relevant market data, discussed below, to assist in determining the appropriate mix of executive compensation components.

Total Target Compensation

        The compensation committee reviews and considers the recommendations of our chief executive officer in determining the appropriate compensation for each executive officer, other than for our chief executive officer. Our chief executive officer provides recommendations for specific levels of base salary, target levels for cash bonus payments, and equity compensation awards for each executive officer, other than himself, based on his review and assessment of each executive officer's individual performance and potential to contribute to our future success. In making his recommendations, our chief executive officer also considers the peer group data discussed below.

        Our compensation committee applies the same factors in reviewing and determining the compensation of our chief executive officer as it does for the other executive officers. The compensation committee considers total compensation of chief executive officers of our peer group companies discussed below as a starting point for determining competitive compensation for our chief executive officer. Based on our chief executive officer's level of responsibility, experience, and our overall corporate performance, the compensation committee then recommends any changes to his base salary, payments under the annual cash bonus program and equity compensation award to our board of directors for approval. Our chief executive officer has historically received more compensation than our other executive officers because he has the broadest responsibility and accountability toward ensuring the success of our business. This is consistent with our philosophy of tying compensation to the level of responsibility and influence over our corporate results and performance.

        Historically, reviews have been conducted intermittently based on market conditions and individual circumstances. Following this offering, we intend to conduct reviews at the end of each year.

Peer Group Analysis

        In establishing total target compensation levels for our executive officers, the compensation committee determines the ranges of market compensation that it believes will enable us to effectively compete for high performing, qualified executives. The compensation committee considers benchmarking against peer companies to be a necessary point of reference, although it does not believe that peer data should be the sole determining factor.

        As part of the compensation committee's process for determining executive compensation, we conduct an annual benchmark review of executive compensation based on two sources. These sources are: (i) a select group of publicly-traded biotechnology, pharmaceutical and life sciences companies with similar operating characteristics and market capitalization to us, which we refer to as our proxy peer group, and (ii) a subset of the companies in the Global Life Sciences survey published by Radford, an AON company, which reviews the compensation payments and practices of approximately 600 participating companies, primarily pharmaceutical and biotechnology companies, covering base salary, cash bonus and long-term incentives, which we refer to as our Radford survey group. We refer to our proxy peer group and our Radford survey group together as our peer group.

        The information for our proxy peer group is compiled by us from proxy statements and other public reports filed by these companies. The companies within the proxy peer group, which we selected in consultation with Towers Watson & Co. (formerly known as Watson Wyatt Worldwide, Inc.), or

Towers Watson, an independent compensation consultant, were selected in 2008, reviewed by the compensation committee during 2009 and consist of:

• Amylin Pharmaceuticals, Inc.	• OSI Pharmaceuticals, Inc.
• BioMarin Pharmaceutical Inc.	• Prometheus Laboratories Inc.
• Cubist Pharmaceuticals, Inc.	• Sepracor Inc.
• Endo Pharmaceuticals Holdings Inc.	• The Medicines Company
• Medarex, Inc.	• Valeant Pharmaceuticals International
• Medicis Pharmaceutical Corporation	• ViroPharma Incorporated

        In 2008, the compensation committee retained Towers Watson to assist in selecting the companies that comprise the proxy peer group, provide benchmark compensation data for executive officer positions and advise on our executive officer compensation plans generally. In 2009, the compensation committee retained Towers Watson to update benchmark data provided in 2008 and further advise on our executive officer compensation plans generally.

        We use the information from our Radford survey group to supplement the information available for review from the proxy peer group. For our 2009 executive compensation, we benchmarked data for 22 companies within the Radford survey group with revenue and headcount similar to our company, including several firms included in our proxy peer group. Those companies are:

• Adams Respiratory Therapeutics, Inc.	• Myriad Genetics, Inc.
• Affymetrix, Inc.	• Nektar Therapeutics
• Alkermes, Inc.	• OSI Pharmaceuticals, Inc.
• Amylin Pharmaceuticals, Inc.	• PDL BioPharma, Inc.
• BioMarin Pharmaceutical Inc.	• Pharmion Corporation
• Caliper Life Sciences, Inc.	• Prometheus Laboratories Inc.
• Cubist Pharmaceuticals, Inc.	• Salix Pharmaceuticals, Ltd.
• Enzon Pharmaceuticals, Inc.	• Sciele Pharma, Inc.
• Gen-Probe Incorporated	• Sepracor Inc.
• Illumina, Inc.	• The Medicines Company
• MGI Pharma Inc.	• Vertex Pharmaceuticals Incorporated

        As companies comprising our proxy peer group or Radford survey group change due to merger, acquisition, market capitalization or business model, the compensation committee will consider appropriate changes to both groups. Our goal is to ensure that we continue to measure our compensation practices against organizations from which we may recruit key executives, or otherwise consider as important benchmarks in our industry.

Executive Compensation Components

  Base Salaries.

        The following table sets forth the annual base salary rate of our named executive officers as of December 31, 2009:

Name	Annual Base Salary as of December 31, 2009
Daniel Tassé, Chairman and Chief Executive Officer	$425,000
Elizabeth Larkin, Former Senior Vice President and Chief Financial Officer	$275,000
Ralf Rosskamp, Former Executive Vice President, Research and Development	$420,000
Matthew Bennett, Senior Vice President, Legal and Corporate Development	$335,000
Michael Kennedy, Senior Vice President, Engineering and Operations	$300,000

        Mr. Tassé's annual base salary in 2008 and 2009 was $425,000, which was his initial base salary when he became our chief executive officer in January 2008. In December 2009, the compensation committee recommended, and the board of directors subsequently approved, an increase to Mr. Tassé's annual base salary to $525,000, effective in January 2010. In making its recommendation to increase Mr. Tassé's base salary, our compensation committee considered two key factors: (i) Mr. Tassé's achievement of corporate goals over the prior two years, including for 2009, as discussed below under "—Cash Bonus Program" and (ii) the fact that Mr. Tassé's base salary was significantly below the median base salaries of chief executive officers at our peer group companies.

        Ms. Larkin's annual base salary was $240,000 in 2007 and was increased to $250,000 in March 2008. In February 2009, the compensation committee increased Ms. Larkin's annual base salary to $275,000 to align her base salary more closely with those of executive officers of similar position at our peer group companies. Ms. Larkin's employment with us terminated in March 2010.

        Dr. Rosskamp's annual base salary in 2007 and 2008 was $400,000. In May 2009, the compensation committee increased Dr. Rosskamp's annual base salary to $420,000, based on his individual performance and to align his base salary with those of executive officers of similar position at our peer group companies. Dr. Rosskamp's employment with us terminated in October 2010.

        Mr. Bennett's annual base salary was $300,000 in 2007 and was increased to $315,000 in March 2008. The compensation committee increased Mr. Bennett's annual base salary to $335,000 in February 2009 and further increased it to $360,000 in February 2010, in each case based on his individual performance.

        Mr. Kennedy's annual base salary for 2008 and 2009 was $300,000. In February 2010, the compensation committee increased Mr. Kennedy's annual base salary to $315,000, based on his individual performance and to align his base salary with those of executive officers of similar position at our peer group companies.

        Cash Bonus Program.    We have an annual cash bonus program under which cash bonuses may be paid annually to our executive officers, including our named executive officers, shortly after the end of each fiscal year.

        The compensation committee believes that as an employee's level of responsibility increases, base salary as a percentage of the employee's total cash compensation should decrease and cash bonuses as a percentage of the employee's total cash compensation should increase. As such, executives with the greatest ability to impact our results have a greater cash bonus percentage target. For the year ended December 31, 2009, the target percentage and dollar amount for the annual cash bonus for each of our named executive officers, based on 100% achievement of the metric targets discussed below, were as follows:

Name	Target Annual Cash Bonus as a Percentage of Base Salary	Target Annual Cash Bonus
Daniel Tassé, Chairman and Chief Executive Officer	100%	$425,000
Elizabeth Larkin, Former Senior Vice President and Chief Financial Officer	50%	$137,500
Ralf Rosskamp, Former Executive Vice President, Research and Development	50%	$210,000
Matthew Bennett, Senior Vice President, Legal and Corporate Development	50%	$167,500
Michael Kennedy, Senior Vice President, Engineering and Operations	50%	$150,000

        Our compensation committee determines our annual cash bonus pool for our company first by calculating an initial aggregate amount based on financial performance and then second by adjusting this amount based on our performance compared to the strategic objectives described below.

        The initial aggregate amount of the annual cash bonus pool is determined each year by our compensation committee based on two financial plan metrics: (i) achieving the revenue plan goal for the year and (ii) achieving the operating profit plan goal for the year. First, projected revenue and projected operating profit as a percentage of plan is calculated, establishing our percentage attainment. In 2009, when the compensation committee determined the amount of the annual cash bonus plan pool, our projected revenue was $272 million compared to a plan of $289 million, which resulted in 94% attainment, and our projected operating profit was $110 million compared to a plan of $95 million, which resulted in 116% attainment. The difference between the percentage attainment and 100% for each metric is multiplied by two, establishing our payout factor for each metric. These two payout factors are averaged to determine the initial bonus pool funding factor, which in 2009 was 110%.

        In order to balance our focus on short- and long-term performance, our compensation committee has the discretion to increase or decrease the bonus pool funding factor by 20 percentage points to establish the final funding of the annual bonus pool. Our chief executive officer met with the compensation committee in December 2009 to discuss our actual and projected achievement compared to our 2009 strategic objectives. The compensation committee determined that the final funding of the 2009 cash bonus pool would be 100%, which is equal to $8.0 million. This determination was based on an analysis of the factors set forth in the table below.

Corporate Goals	Strategic Objectives	Performance
Meet our financial objectives	• Revenue of $289 million • Operating profit of $95 million	• Projected revenue of $272 million • Projected operating profit of $110 million
Drive the development of our pipeline	• Initiate proof of concept for IK-1001 and IK-2001 • Development of INOMAX and LUCASSIN	• Did not initiate proof of concept for IK-1001 or IK-2001 • Initiated INOMAX trial for BPD in 4th quarter

Corporate Goals	Strategic Objectives	Performance
Enhance INOMAX market position	• Sign revised billing model agreements with a set of current INOtherapy customers • Launch INOMAX DS • Institute revised customer satisfaction survey	• Agreements with 100% of target customers were signed • INOMAX DS was launched • Instituted revised customer satisfaction survey • Achieved a high customer satisfaction score
Flawless commercial execution	• INOtherapy revenue attainment of $289 million • Add 60 new customers for INOtherapy	• Projected INOtherapy revenue attainment of $272 million • Projected addition of 68 new customers for INOtherapy
Continually enrich our portfolio of product candidates	• Add two IND candidates • License one compound that we expect to deliver revenue growth after 2013	• Added IK-5001 and the IK-600X portfolio
Build a culture of excellence	• Drive toward improved quality standards	• Implemented improved reporting, review and quality control systems

        At the end of each year, the compensation committee assesses the chief executive officer's performance and contribution towards achieving our strategic objectives. Based on this assessment, the compensation committee recommends to our board of directors the amount of the chief executive officer's annual cash bonus. The board takes into account the compensation committee's recommendation in determining the final cash bonus to be paid but has discretion to increase or decrease the amount based on its evaluation of individual performance.

        At the end of each year, our chief executive officer assesses each executive officer's performance and contribution towards achieving our strategic objectives. Based on this assessment, he recommends to the compensation committee the amount of each executive officer's annual cash bonus. The compensation committee takes into account his recommendation in determining the final cash bonus to be paid, but has discretion to increase or decrease the amount based on its evaluation of individual performance.

        Mr. Tassé's cash bonus award for 2009 was $500,000, which represents 118% of his target bonus award. In addition to the achievement of the strategic objectives as described in the table above, his individual contributions included: (i) strong executive leadership with clear strategic vision and direction, (ii) improving our cash flow, (iii) improving the sustainability of our business, and (iv) preparation for our initial public offering.

        Ms. Larkin's cash bonus award for 2009 was $110,000, which represents 80% of her target bonus award. Her individual objectives for 2009 included: (i) complete an information technology reorganization, (ii) lead effort to revise accounting policies to align with new billing model, (iii) operate within determined finance and information technology budgets, (iv) improve monthly and quarterly financial close processes, and (v) improve internal controls. Her individual contributions included improving finance and information technology functions and operating within budgets.

        Dr. Rosskamp's cash bonus award for 2009 was $105,000, which represents 50% of his target bonus award. His individual objectives for 2009 included: (i) initiate proof of concept studies for IK-1001 and inhaled carbon monoxide, (ii) initiate Phase 3 INOMAX trial for BPD, (iii) operate within determined research and development budgets, and (iv) enrich our portfolio with the addition of two IND candidates. His individual contributions included our in-licensing of IK-5001 and the IK-600X portfolio, initiating of a Phase 3 INOMAX trial for BPD and operating within budgets.

        Mr. Bennett's cash bonus award for 2009 was $250,000, which represents 150% of his target bonus award. His individual objectives for 2009 included: (i) enrich our portfolio with the addition of two IND candidates, (ii) build a business development team, (iii) ensure the protection of key intellectual property, (iv) prepare and implement new customer contracts to support new billing model, and (v) operate within determined legal and business development budgets. His individual contributions included leading our licensing efforts for IK-5001, the IK-600X portfolio and other product candidates, building a business development team, establishing an intellectual property strategy, achieving all targets in support of our new customer billing model and operating within budgets.

        Mr. Kennedy's cash bonus award for 2009 was $200,000, which represents 133% of his target bonus award. His individual objectives for 2009 included: (i) achieve INOMAX DS production levels, (ii) implement delivery system product development roadmap, (iii) achieve INOMAX production and quality levels, and (iv) operate within determined engineering and operations budgets. His individual contributions included surpassing target INOMAX DS production levels, implementing a robust product development roadmap and exceeding INOMAX production and quality levels while operating within budgets.

        Other Bonuses.    In addition to our cash bonus program described above, our compensation committee can, at its discretion, authorize the payment of cash sign-on bonus awards to executives in order to attract skilled talent to join us. The compensation committee did not approve any cash sign-on bonus awards to executive officers during 2009. However, on October 30, 2009, we paid Mr. Kennedy $100,000, which represented the second and final installment of his cash sign-on bonus award pursuant to his employment agreement.

        Equity Incentive Awards.    We also have an equity incentive award program intended to align our management and stockholder interests. Our compensation committee believes stock options, restricted stock units and other equity-based awards reward executive officers based on our long-term performance.

        We award stock options to our executives, including our named executive officers, in connection with the start of their employment and periodically thereafter. We have also awarded restricted stock units to our executives, including certain of our named executive officers. The size of equity awards granted to each executive officer is determined based on his or her level of responsibility and influence over our results, potential to contribute to our future success, and comparable value for similar positions in our peer group. Our compensation committee approves all equity awards to our executive officers, including our named executive officers, except for our chief executive officer. In the case of our chief executive officer, the compensation committee recommends equity awards to our board of directors for approval.

        Historically, we have granted stock options to our executives, including named executive officers, that generally vest as to 25% of such awards on each anniversary of the date of grant for a period of four years following grant. The exercise price of each option is equal to the fair market value on the date of grant, which is determined by our board of directors.

        In December 2009, the compensation committee granted stock options under our 2007 Stock Option Plan, referred to as the 2007 plan, to our executive officers, other than our chief executive officer, and recommended a stock option award for our chief executive officer, which was subsequently granted by our board of directors, as set forth in the table below for the named executive officers. Each stock option has a 10-year term and vests as to 25% of the shares underlying such option on each of December 14, 2010, 2011, 2012 and 2013. These stock options are not considered granted as of December 31, 2009 for accounting purposes. The grant date for accounting purposes is the date the exercise price is known and communicated to the employee, which was March 9, 2010 for purposes of the options approved by the board in December 2009. The per share exercise price for each of these options was $8.34.

        The following table sets forth the number of shares underlying stock options granted to our named executive officers in December 2009:

Name	Number of Shares of Common Stock Underlying Stock Option
Daniel Tassé, Chairman and Chief Executive Officer	450,000
Elizabeth Larkin, Former Senior Vice President and Chief Financial Officer	75,000
Ralf Rosskamp, Former Executive Vice President, Research and Development	75,000
Matthew Bennett, Senior Vice President, Legal and Corporate Development	200,000
Michael Kennedy, Senior Vice President, Engineering and Operations	125,000

        In July 2010, the compensation committee granted restricted stock units under our 2010 plan to certain of our executive officers, including certain of our named executive officers, as set forth in the table below for the named executive officers. Additionally, the compensation committee recommended a restricted stock unit award for our chief executive officer, which was subsequently granted by our board of directors. Each restricted stock unit award granted to our named executive officers other than our chief executive officer vests as to 25% of the original number of restricted stock units on each of July, 27, 2011, 2012, 2013 and 2014. The restricted stock unit award granted to our chief executive officer vests as to 25% of the original number of restricted stock units on each of July 28, 2011, 2012, 2013 and 2014.

        The following table sets forth the number of restricted stock units granted to our named executive officers in July 2010:

Name	Number of Restricted Stock Units
Daniel Tassé, Chairman and Chief Executive Officer	176,400
Matthew Bennett, Senior Vice President, Legal and Corporate Development	58,800
Michael Kennedy, Senior Vice President, Engineering and Operations	46,305

        Employment Agreements.    Each of our named executive officers and certain of our other executive officers, including Mr. Tooman, our chief financial officer, and Dr. Greene, our executive vice president, research and development, is a party to an employment agreement with us. These agreements, other than the agreement for our chief executive officer, have an initial term of one year and renew annually until terminated by us or by the executive officer with notice 90 days prior to any annual renewal date. The agreement for our chief executive officer has an initial term of two years and renews for additional two-year terms until terminated by us or by the chief executive officer with notice 90 days prior to any renewal date. The material terms of these employment agreements are described below.

        Severance and Change in Control Benefits.    Under their employment agreements, our named executive officers are entitled to certain severance and change in control benefits, the terms of which are described in detail below under "Executive Employment Agreements—Severance and Change in Control Arrangements."

Risks Arising from Compensation Policies and Practices

        We have reviewed and evaluated the philosophy and standards on which our compensation plans have been developed and implemented across our company. It is our belief that our compensation programs do not encourage inappropriate actions by our executive officers. Specifically, we believe that our compensation plans and process avoid:

  •
  a compensation mix overly weighted toward annual bonus awards;

  •
  an excessive focus on stock option awards that would cause behavior to drive short-term stock price gains in lieu of long-term value creation; and

  •
  unreasonable financial goals or thresholds that would encourage efforts to generate near-term revenue with an adverse impact on long-term success.

        We believe that our current business process and planning cycle fosters the following behaviors and controls that would mitigate the potential for adverse risk caused by the action of our executives.

  •
  We have defined processes for developing strategic and annual operating plans, approval of capital investments, internal controls over financial reporting, and other financial, operational and compliance policies and practices.

  •
  Annual review of corporate and individual objectives of the executive officers to align these goals with our annual operating and strategic plans, achieve the proper risk reward balance, and do not encourage unnecessary or excessive risk taking.

  •
  Incentive awards are based on a review of a variety of indicators, including both financial performance and strategic achievements, reducing the potential to concentrate on one indicator as the basis of an annual incentive award.

  •
  The mixes between fixed and variable, annual and long-term, and cash and equity compensation are designed to encourage strategies and actions that are in our long-term best interests.

  •
  Discretionary authority by the compensation committee to adjust annual bonus funding and payments reduces business risk associated with our cash bonus program.

  •
  Stock option awards vest over a period of time. As a result of the longer time horizon to receive the value of a stock option award, the prospect of short-term or risky behavior is mitigated.

Tax and Accounting Considerations

        Our compensation committee is mindful of the potential impact on us of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, which prohibits public companies from deducting certain executive compensation in excess of $1,000,000 paid to the chief executive officer and the three other officers (other than the chief financial officer) whose compensation is required to be disclosed to stockholders by reason of being highly compensated. While reserving our right to offer such compensation arrangements as may from time to time be necessary to attract and retain top quality management, the committee generally intends to structure such arrangements, where feasible, to minimize or eliminate the impact of the limitations of Section 162(m) of the Code.

Summary Compensation Table

        The following table sets forth information regarding compensation earned by our chief executive officer, former chief financial officer, and our three other most-highly compensated executive officers during the year ended December 31, 2009.

        For a more detailed description of the compensation paid to our named executive officers please refer to:

  •
  "Compensation Discussion and Analysis—Components of Executive Compensation" for information about the components of total compensation, including a discussion about awards of options and the amount of salary and cash bonus in proportion to total compensation; and

  •
  "Employment Agreements, Severance and Change in Control Agreements" for information about the material terms of each named executive officer's employment agreement.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Daniel Tassé	2009	425,000	—		1,514,475	500,000	47,806	2,487,281
Chairman and Chief Executive Officer
Elizabeth Larkin	2009	271,154	—		252,413	110,000	151,359	784,926
Former Senior VP, Chief Financial Officer(4)
Ralf Rosskamp	2009	411,538	—		252,413	105,000	44,056	813,007
Former Executive VP, Research and Development(5)
Matthew Bennett	2009	331,923	—		673,100	250,000	45,464	1,300,487
Senior VP, Legal and Business Development
Michael Kennedy	2009	300,000	100,000	(6)	420,688	200,000	44,624	1,065,312
Senior VP, Engineering and Operations

(1)
The amounts in this column reflect the aggregate accounting grant date fair value of stock options awarded to our named executive officers in accordance with Financial Accounting Standards Board, or FASB, Accounting Standard Codification Topic 718, Compensation—Stock Compensation. The options were not considered granted for accounting purposes until March 9, 2010, which is when the valuation was finalized and the exercise price was communicated to the executives. The weighted average assumptions used in determining the grant date fair value were risk-free rate of 2.34%, expected term of five years, expected volatility of 43%, and dividend yield of 0.0%.

(2)
Our compensation committee determined to pay Mr. Tassé, Ms. Larkin, Dr. Rosskamp, Mr. Bennett and Mr. Kennedy annual cash bonus awards equal to 118%, 80%, 50%, 150% and 133% of such named executive officer's target award, respectively, for performance during the year ended December 31, 2009. See "—Grants of Plan-Based Awards" below for additional information related to these awards.

(3)
Consists of the value of employee benefits shown below and the payment of $114,251 to Ms. Larkin under the Linde long-term incentive plan. Ms. Larkin was the only executive officer who received awards under the Linde plan. Prior to termination of Ms. Larkin's employment with us in March 2010, an award vested on January 1, 2010 at a value of $99,602 and was subsequently paid by us. Upon her termination, all remaining unvested awards were cancelled. There is no obligation for us to make further payments to Ms. Larkin under the Linde plan.

Name	Medical	Dental	Life Insurance	AD&D	Long Term Disability	401(k) match	Annual Financial Planning	Total
Daniel Tassé	$18,225	$1,239	$480	$120	$870	$12,250	$14,622	$47,806
Elizabeth Larkin	$11,690	$692	$380	$96	$764	$8,864	$14,622	$37,108
Ralf Rosskamp	$18,225	$1,239	$480	$120	$870	$8,500	$14,622	$44,056
Matthew Bennett	$18,225	$1,239	$464	$116	$870	$11,781	$12,769	$45,464
Michael Kennedy	$18,225	$1,239	$422	$106	$851	$11,025	$12,756	$44,624
(4)
Ms. Larkin's employment with us terminated in March 2010.

(5)
Dr. Rosskamp's employment with us terminated in October 2010.

(6)
Represents the second and final portion of Mr. Kennedy's sign-on bonus, due one year from his initial date of employment with the company.

Grants of Plan Based Awards

        The following table provides information with respect to all plan based awards granted to the named executive officers during the year ended December 31, 2009.

        For a more detailed description of the plan-based awards to out named executive officers, please refer to:

  •
  "—Components of Executive Compensation—Cash Bonus Program" for information regarding the design of the annual cash bonus program, including a description of the corporate goals and individual performance applicable to 2009 awards;

  •
  "—Components of Executive Compensation—Equity Incentive Awards" for information regarding our equity incentive award program, including a discussion of the size of equity awards granted to our named executive officers and the exercise price of each option; and

  •
  "—Stock Option and Other Compensation Plans" for information regarding our 2007 plan and our 2010 plan.

GRANTS OF PLAN-BASED AWARDS
DURING FISCAL YEAR 2009

Name	Date of Committee or Board Action	Accounting Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Target ($)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base price of Option Awards ($/share)(3)	Accounting Grant Date Fair Value of Stock and Option Awards ($)(4)
Daniel Tassé	n/a	n/a	425,000	—	—	—
	12/17/2009	3/9/2010	—	450,000	8.34	1,514,475
Elizabeth Larkin	n/a	n/a	137,500	—	—	—
	12/17/2009	3/9/2010	—	75,000	8.34	252,413
Ralf Rosskamp	n/a	n/a	210,000	—	—	—
	12/17/2009	3/9/2010	—	75,000	8.34	252,413
Matthew Bennett	n/a	n/a	167,500	—	—	—
	12/17/2009	3/9/2010	—	200,000	8.34	673,100
Michael Kennedy	n/a	n/a	150,000	—	—	—
	12/17/2009	3/9/2010	—	125,000	8.34	420,688

(1)
These amounts reflect the target cash bonus amounts under our 2009 annual cash bonus program. The target cash bonus amount for Mr. Tassé represented 100% base salary, and the target cash bonus amounts for each of Ms. Larkin, Dr. Rosskamp, Mr. Bennett and Mr. Kennedy represented 50% of base salary. The amounts actually paid to our named executive officers under the 2009 annual bonus program are shown above in the Summary Compensation Table in the column titled "Non-Equity Incentive Plan Compensation." There are no thresholds or maximum cash bonus amounts under our 2009 annual cash bonus program.

(2)
Each stock option was granted under our 2007 plan, has a 10-year term and vests as to 25% of the shares underlying such option on each of December 14, 2010, 2011, 2012 and 2013.

(3)
For a discussion of our methodology for determining the fair value of our common stock, see the "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Estimates."

(4)
The amounts in this column reflect the aggregate accounting grant date fair value of stock options awarded to our named executive officers in accordance with Financial Accounting Standards Board, or FASB, Accounting Standard Codification Topic 718, Compensation—Stock Compensation. The options were not considered granted for accounting purposes until March 9, 2010, which is when the valuation was finalized and the exercise price was communicated to the executives. The weighted average assumptions used in determining the grant date fair value were risk-free rate of 2.34%, expected term of five years, expected volatility of 43%, and dividend yield of 0.0%.

Outstanding Equity Awards

        The following table sets forth information regarding all outstanding equity awards held by the named executive officers as of December 31, 2009. Certain of these equity awards are not considered outstanding as of December 31, 2009 for accounting purposes.

OUTSTANDING EQUITY AWARDS AT 2009 FISCAL YEAR-END

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)		Option Expiration Date
Daniel Tassé	165,000	585,000	$5.57	(1)	1/20/2018
		450,000	$8.34	(2)	12/16/2019
Elizabeth Larkin	100,000	100,000	$4.63	(3)	4/17/2017
		75,000	$8.34	(2)	12/16/2019
Ralf Rosskamp	150,000	150,000	$4.63	(4)	9/30/2017
		75,000	$8.34	(2)	12/16/2019
Matthew Bennett	100,000	100,000	$4.63	(5)	7/22/2017
		200,000	$8.34	(2)	12/16/2019
Michael Kennedy	47,500	142,500	$8.39	(6)	11/18/2018
		125,000	$8.34	(2)	12/16/2019

(1)
This option vests as to 22% of the shares on each of January 21, 2009, 2010, 2011 and 2012 and as to 12% of the shares on January 21, 2013.

(2)
This option vests as to 25% of the shares on each of December 14, 2010, 2011, 2012 and 2013.

(3)
This option vests as to 25% of the shares on each of April 18, 2008, 2009, 2010 and 2011.

(4)
This option vests as to 25% of the shares on each of October 1, 2008, 2009, 2010 and 2011.

(5)
This option vests as to 25% of the shares on each of July 23, 2008, 2009, 2010 and 2011.

(6)
This option vests as to 25% of the shares on each of October 9, 2009, 2010, 2011 and 2012.

Option Exercises and Stock Vested

        The following table sets forth information regarding the vesting of stock during the year ended December 31, 2009 for each of our named executive officers. None of our named executive officers exercised any options during the year ended December 31, 2009.

OPTION EXERCISES AND STOCK VESTED

Stock Awards
Name	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
Daniel Tassé	90,000	(1)	865,800	(2)
Elizabeth Larkin	—		—
Ralf Rosskamp	—		—
Matthew Bennett	—		—
Michael Kennedy	—		—

(1)
Mr. Tassé was granted 90,000 restricted stock units in 2008, which vested in full on July 21, 2009.

(2)
The value realized upon vesting was equal to the fair market value of our common stock on the vesting date multiplied by 90,000 units. Mr. Tassé received a cash payment from us on September 4, 2009 as settlement in full of the restricted stock units.

Employment Agreements, Severance and Change in Control Arrangements

        We have employment agreements in place with each of our named executive officers and certain of our other executive officers, including Mr. Tooman and Dr. Greene. The agreement with our chief executive officer is for a two-year term, commencing June 1, 2009 and ending May 31, 2011, and automatically renews for additional two-year terms thereafter unless notice of termination is given 90 days prior to any renewal date. The agreements with our other named executive officers are for one-year terms, commencing June 1, 2009 and ending May 31, 2010, and automatically renew for additional one-year terms thereafter unless notice of termination is given 90 days prior to any renewal date. The agreement with Mr. Tooman is for a one-year term, commencing on July 26, 2010 and ending on July 25, 2011, and automatically renews for additional one-year terms thereafter unless notice of termination is given 90 days prior to the renewal date. The agreement with Dr. Greene is for a one-year term, commencing on May 31, 2010 and ending May 30, 2011, and automatically renews for additional one-year terms thereafter unless notice of termination is given 90 days prior to the renewal date. Pursuant to the agreements, each of our named executive officers is entitled to a base salary and certain benefits as previously described, and is eligible to earn an annual bonus in an amount equal to a certain percentage of his or her base salary, as previously described.

        If any of our named executive officers, other than our chief executive officer, (i) is terminated for any reason other than for "cause", death or disability, (ii) terminates his or her employment during the agreement term for "good reason", or (iii) terminates his or her employment at the end of an agreement term after receiving notice from the company that his or her term will not be extended, then such executive officer will be entitled to:

  •
  earned and accrued base salary, bonus, vacation time and other benefits;

  •
  a pro-rata portion of his or her annual bonus at the target level for the number of months worked in the calendar year in which such termination occurs;

  •
  monthly salary continuation payments for a period of 12 months from the date of termination in an aggregate amount equal to the sum of his or her base salary plus the greater of (i) his or her annual bonus at the target level or (ii) the actual annual bonus most recently paid to him or her;

  •
  health insurance coverage for 12 months following termination;

  •
  $18,263 in lieu of the annual financial planning, annual physical and life insurance benefits; and

  •
  immediate vesting of the portion of unvested equity compensation granted to him or her that would have become exercisable during the one-year period following the date of termination.

        If either of Mr. Tooman or Dr. Greene (i) is terminated for any reason other than for "cause", including and limited to termination without "cause" or termination for death or disability, (ii) terminates his employment during the agreement term for "good reason", or (iii) terminates his employment at the end of an agreement term after receiving notice from the company that his term will not be extended, then such executive officer, or his estate or legal representative, will be entitled to the same amounts and benefits described in the bullet points above. In addition, with respect to certain restricted stock units with performance-based vesting granted to Dr. Greene, if (i) Dr. Greene is continuously employed by us through December 31, 2011, (ii) his employment is terminated for any of the reasons set forth above, and (iii) one or more of the performance-based vesting milestones is achieved following his termination, but prior to December 31, 2015, 50% of the portion of the restricted stock units that would have vested upon achieving such performance-based vesting milestone if Dr. Greene was still employed by us on such date will vest.

        If our chief executive officer (i) is terminated for any reason other than for "cause", death or disability, (ii) terminates his employment during the agreement term for "good reason", or (iii) terminates his employment at the end of an agreement term after receiving notice from the company that his term will not be extended, then he will be entitled to:

  •
  earned and accrued base salary, bonus, vacation time and other benefits;

  •
  a pro-rata portion of his annual bonus at the target level for the number of months worked in the calendar year in which such termination occurs;

  •
  monthly salary continuation payments for a period of 18 months from the date of termination in an aggregate amount equal to 1.5 multiplied by the sum of his base salary plus the greater of (i) his annual bonus at the target level and (ii) the actual annual bonus most recently paid to him;

  •
  health insurance coverage for 18 months following termination;

  •
  $27,395 in lieu of the annual financial planning, annual physical, and life insurance benefits; and

  •
  immediate vesting of the portion of unvested equity compensation granted to him that would have become exercisable during the 18 month period following the date of termination.

        If any of our named executive officers is terminated for "cause" or by reason of death or disability, or terminates his or her employment other than for "good reason", such executive officer, or his or her estate or legal representative, will be entitled to a lump sum payment equal to his or her earned and accrued base salary, bonus, vacation and benefits through the date of termination.

        If either Mr. Tooman or Dr. Greene is terminated for "cause" or terminates his employment other than for "good reason," such executive officer will be entitled to a lump sum payment equal to his earned and accrued base salary, bonus, vacation and benefits through the date of termination.

        Upon a "change in control", the unvested portion of any equity compensation granted to each of our named executive officers and to certain of our other executive officers, including Mr. Tooman and Dr. Greene shall immediately become fully vested, whether or not a termination of employment occurs. If, within 18 months following a "change in control", any of our named executive officers, including our chief executive officer, (i) is terminated for any reason other than for "cause", death or disability, (ii) terminates his or her employment during the agreement term for "good reason", or (iii) terminates his or her employment at the end of an agreement term after receiving notice from the company that his or her term will not be extended, then, in addition to the severance payments described above, such executive officer will also be entitled to:

  •
  a lump sum change in control severance payment equal to 0.5 multiplied by the sum of his or her base salary plus the greater of (i) his or her annual bonus at the target level or (ii) the actual annual bonus most recently paid to him or her;

  •
  health insurance coverage for an additional six months;

  •
  a change in control benefit in the amount of $9,132, however, our chief executive officer would receive a change in control benefit in the amount of $9,314; and

  •
  immediate vesting of the unvested portion of any equity compensation granted to him or her following the change of control.

        If, within 18 months following a "change in control," either Mr. Tooman or Dr. Greene (i) is terminated for any reason other than for "cause", including and limited to termination without "cause" or termination for death or disability, (ii) terminates his employment during the agreement term for "good reason", or (iii) terminates his employment at the end of an agreement term after receiving notice from the company that his term will not be extended, then, in addition to the severance payments described above, such executive officer, or his estate or legal representative, will also be entitled to the same change in control amounts and benefits as the named executive officers, as described in the bullet points above.

        Our obligation to make the severance payments described above is conditioned upon the executive officer's continued compliance with the non-competition and confidentiality obligations set forth in his or her employment agreement and the executive officer's execution of a general release of claims against us. To the extent that any severance or compensation payment to any of our named executive officers, including our chief executive officer, and to certain of our other executive officers, including Mr. Tooman and Dr. Greene, constitutes an "excess parachute payment", within the meaning of Sections 280G and 4999 of the Code, then such executive officer will be entitled to an additional gross-up payment equal to the sum of the amount of tax owed in connection with such "excess parachute payment" and any interest or penalties thereon. However, in the event that reducing such severance or compensation payments by 10% or less, but in any event not more than $250,000, would cause none of the severance or compensation payments to constitute "excess parachute payments", such payments will be reduced accordingly. The entitlement to receive these gross-up benefits terminates for our executive officers, and named executive officers, on December 31, 2010.

        Under the employment agreements, "cause" means: (i) disloyalty or dishonesty resulting in the material personal enrichment of the executive at the material expense of our company; (ii) fraudulent conduct in connection with the material business or affairs of our company; (iii) conviction of a felony or any crime involving moral turpitude; (iv) gross misconduct that materially and adversely affects us; (v) any breach or intended breach of any company policies or procedures causing a material violation of such policies or procedures and causing material harm to us; or (vi) failure to provide 30 days advance written notice of resignation.

        Under the employment agreements, "good reason" means, without the executive officer's consent: (i) any material and adverse change in the executive's position, title or status, job duties, authority or responsibilities; (ii) any material and adverse change in the obligation that the executive report to the chief executive officer (or for our chief executive officer, to the chairman and our board); (iii) any material and adverse breach of the executive's employment agreement; (iv) relocation of our headquarters more than 50 miles from its present location; or (v) any material and adverse change in the executive's compensation or benefits.

        Under the employment agreements, a "change in control" shall have occurred if: (i) any person or entity, other than the New Mountain Entities or any of their affiliates, becomes the beneficial owner of more than 50% of our voting capital stock, (ii) any person or entity, other than the New Mountain Entities, has or obtains the right to elect a majority of our board, or (iii) substantially all of our assets are sold in a single transaction or series of transactions. This offering does not constitute a change in control for purposes of these agreements.

Separation Arrangements with Former Chief Financial Officer

        On April 3, 2010, we entered into a separation agreement with Elizabeth Larkin, our former senior vice president and chief financial officer, in connection with the termination of her employment on March 15, 2010. Under this separation agreement, Ms. Larkin received the following: (i) earned and accrued base salary, bonus, vacation time and other benefits through April 19, 2010; (ii) a lump-sum payment on April 30, 2010 of $93,521, which represents earned and accrued vacation time and other benefits, a pro-rata portion of her annual bonus at the target level for 2.5 months, health insurance coverage for 12 months following termination and a payment in lieu of the annual financial planning, annual physical and life insurance benefits; (iii) monthly salary continuation payments for a period of 12 months from the date of termination in an aggregate amount equal to $412,500, which is the sum of her base salary plus her annual bonus at the target level; and (iv) a supplemental payment on April 30, 2010 of $243,979, which represents amounts Ms. Larkin would have received from the vesting of grants under the Linde long-term incentive plan (described below under "Stock Option and Other Compensation Plans—Linde Long-Term Incentive Plan"), base salary and bonus consideration that would have been payable to her during the remaining term of her employment agreement and a discretionary payment.

        On April 19, 2010, we entered into a professional services agreement with Ms. Larkin, pursuant to which Ms. Larkin agreed to provide consulting, advisory, research, development or other services upon request of the Company and as set forth in work orders to be attached to the professional services agreement. On May 1, 2010, Ms. Larkin and we also entered into a work order pursuant to which Ms. Larkin has agreed to provide consulting services to us related to the preparation for this offering and other support related to our financial statements, business model and information technology initiatives. Under this work order, Ms. Larkin will receive a monthly retainer of $2,500 until the termination of the engagement, which will be December 31, 2011 unless terminated earlier by us for material breach by Ms. Larkin, as well as an hourly wage for services rendered.

Separation Arrangements with Former Executive Vice President, Research and Development

        On July 28, 2010, we entered into a transition agreement with Ralf Rosskamp, our former executive vice president, research and development, in connection with the termination of his employment on October 5, 2010. Pursuant to this transition agreement, as of July 28, Dr. Rosskamp no longer held the position of executive vice president, research and development, but retained his employment with us for a transition period that commenced on July 28, 2010 and ended on October 5, 2010. During the transition period, Dr. Rosskamp served as senior advisor to the chief executive officer and continued to receive the compensation and benefits set forth in his employment agreement and his equity awards continued to vest as set forth in the applicable option agreements and our 2007 stock plan. Under the transition agreement, upon Dr. Rosskamp's termination of his employment, he received the following: (i) monthly payments for a period of 12 months commencing on the 45th day following termination of his employment, which is the sum of his base salary plus his annual bonus at the target level; and (ii) a lump-sum payment of $493,497 on the 45th day following termination of his employment, which represents earned and accrued base salary, bonus, vacation time and other benefits through October 5, 2010, a pro-rata portion of his annual bonus at the target level for six months, health insurance coverage for 12 months following termination, a payment in lieu of financial planning, annual physical and life insurance benefits and a supplemental payment of $153,461.

Potential Payments Upon Termination and a Change in Control

        The following table presents maximum payment amounts under the existing employment agreements for each individual named executive officer had he or she been terminated without cause or resigned for good reason on December 31, 2009 under the circumstances set forth below.

		Termination Without Cause or For Good Reason ($)	Termination Without Cause or For Good Reason ($)
Name	Benefit	(Absent a Change in Control)	(In connection with a Change in Control)
Daniel Tassé	Severance Payment(1)	1,275,000	1,700,000
Chairman and Chief Executive	Bonus Awards(2)	500,000	500,000
Officer	Value of Stock Vesting Upon Termination(3)	914,100	1,620,450
	Health and Welfare Benefits(4)	56,591	75,637
	Conditional 280G Gross-Up(5)	—	949,891

	Total	2,745,691	4,845,978

Elizabeth Larkin	Severance Payment	—	—
Former Senior VP, Chief	Bonus Awards	—	—
Financial Officer(6)	Value of Stock Vesting Upon Termination	—	—
	Long-Term Incentive Plan Awards	—	—
	Health and Welfare Benefits	—	—
	Conditional 280G Gross-Up	—	—

	Total	—	—

Matthew Bennett	Severance Payment(7)	502,500	753,750
Senior VP, Legal and Business	Bonus Awards(2)	250,000	250,000
Development	Value of Stock Vesting Upon Termination(3)	185,500	371,000
	Health and Welfare Benefits(8)	37,727	56,591
	Conditional 280G Gross-Up	—	—

	Total	975,727	1,431,341

Ralf Rosskamp	Severance Payment	—	—
Former Executive VP, Research	Bonus Awards	—	—
and Development(9)	Value of Stock Vesting Upon Termination	—	—
	Health and Welfare Benefits	—	—
	Conditional 280G Gross-Up	—	—

	Total	—	—

Michael Kennedy	Severance Payment(7)	450,000	675,000
Senior VP, Engineering and	Bonus Awards(2)	200,000	200,000
Operations	Value of Stock Vesting Upon Termination(3)	0	0
	Health and Welfare Benefits(8)	37,727	56,591
	Conditional 280G Gross-Up	—	—

	Total	687,727	931,591

(1)
For termination without cause or for good reason, (i) without a change in control, this amount is equal to 18 months of base salary and target bonus and (ii) following a change in control, this amount is equal to the original 18 months of base salary and target bonus and a lump sum in the amount of six months of base and 50% of target bonus.

(2)
This amount is equal to unpaid bonus earned for fiscal year 2009.

(3)
This amount is equal to (i) the number of option shares that would vest as a direct result of the employment termination without cause or for good reason, assuming a December 31, 2009 employment termination or for termination without cause or for good reason in connection with a change in control, multiplied by (ii) the excess of fair market value of our common stock as of December 31, 2009, over the exercise price of the option. For a discussion of our methodology for determining the fair market value of our common stock, see the "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Estimates."

(4)
This amount is equal to (i) without a change in control, (a) the cost of medical, dental and vision benefits coverage for 18 months and (b) $27,395 in lieu of annual financial planning, annual physical and life insurance benefits and (ii) following a change in control, (a) the cost of medical, dental and vision benefits coverage for 24 months, (b) $27,395 in lieu of annual financial planning, annual physical and life insurance benefits and (c) a change in control benefit in the amount of $9,314.

(5)
Under the terms of the conditional 280G gross-up provisions in the executive agreements, described above, Mr. Tasse would receive an additional severance payment in the amount $949,891 and Dr. Rosskamp's severance payment would be reduced by $43,695 to ensure appropriate treatment of any "excess parachute payments" to such executives within the meaning of Sections 280G and 4999 of the Code.

(6)
Ms. Larkin's employment with us terminated in March 2010. For information regarding payments made to Ms. Larkin in connection with her termination, see the discussion above under the heading "—Employment Agreements, Severance and Change in Control Arrangements—Separation Arrangements with Former Chief Financial Officer."

(7)
For termination without cause or for good reason, (i) without a change in control, this amount is equal to 12 months of base salary and target bonus and (ii) following a change in control, this amount is equal to the original 12 months of base salary and target bonus and a lump sum in the amount of six months of base and 50% of target bonus.

(8)
This amount is equal to (i) without a change in control, (a) the cost of medical, dental and vision benefits coverage for 12 months and (b) $18,263 in lieu of annual financial planning, annual physical and life insurance benefits and (ii) following a change in control, (a) the cost of medical, dental and vision benefits coverage for 18 months, (b) $18,263 in lieu of annual financial planning, annual physical and life insurance benefits and (c) a change in control benefit in the amount of $9,132.

(9)
Dr. Rosskamp's employment with us terminated in October 2010. For information regarding payments made to Dr. Rosskamp in connection with his termination see the discussion above under the heading "—Employment Agreements, Severance and Change in Control Arrangements—Separation Arrangements with Former Executive Vice President, Research and Development."

Stock Option and Other Compensation Plans

2007 Stock Option Plan

        Our 2007 plan was adopted by our board of directors and approved by our stockholders in March 2007. A maximum of 11,058,834 shares of common stock are authorized for issuance under the 2007 plan. Stock options granted under the 2007 Plan have a contractual life of ten years and generally vest as to 25% of such awards on each anniversary of the vesting commencement date for a period of four years.

        The 2007 plan provides for the grant of incentive stock option and non-statutory stock options. Prior to this offering, such stock options are exercisable for shares of our non-voting common stock. Upon the closing of this offering, all non-voting common stock shall automatically convert into shares of common stock, including shares issued or issuable upon exercise of stock options. Our officers, employees, consultants and directors, and those of any of our subsidiaries, are eligible to receive stock options under the 2007 plan; however, incentive stock options may only be granted to our employees and employees of our subsidiaries. In accordance with the terms of the 2007 plan, the compensation committee administers the plan and, subject to any limitations in the 2007 plan, selects the recipients of stock options and determines:

  •
  the number of shares of common stock covered by options and the dates upon which those options become exercisable;

  •
  the exercise price of the options;

  •
  the term of the options; and

  •
  the methods of payment of the exercise price.

        Pursuant to the terms of the 2007 plan, in the event of a liquidation or dissolution of our company, each outstanding option under the 2007 plan will terminate immediately prior to the consummation of the action, unless the administrator determines otherwise. In the event of a merger or other reorganization event, each outstanding option will be assumed or an equivalent option or right will be substituted by the successor entity, unless such successor entity does not agree to assume the award or to substitute an equivalent option or right in which case such option will terminate upon the consummation of the merger or reorganization event.

2010 Long-Term Incentive Plan

        Our 2010 plan was originally adopted by our board of directors on February 26, 2010, amended and restated by our board of directors on May 4, 2010 and approved by our stockholders on May 6, 2010. We amended the 2010 plan on July 29, 2010 to provide for the grant of additional awards under the 2010 Plan. The 2010 plan provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, performance units, performance share units, performance based restricted stock, share awards and cash incentive awards. Our employees, officers, directors, consultants and advisors are eligible to receive awards under the 2010 plan. Incentive stock options may be granted only to our employees. As of September 30, 2010, 1,965,700 shares of our common stock were reserved for issuance under the plan and 27,575 shares of our common stock that were issuable upon the settlement of restricted stock units and exercise of stock options that have been forfeited will be available for future issuance on January 1, 2011. Prior to this offering, awards under the 2010 plan are exercisable for shares of our non-voting common stock. Upon the closing of this offering, all non-voting common stock shall automatically convert into shares of common stock, including shares issued or issuable upon exercise of awards under the 2010 plan. In addition, our 2010 plan contains an "evergreen" provision, which provides for an annual increase in the number of shares available for issuance under the plan on the first day of each calendar year from 2011 through 2020. The annual increase in the number of shares will be equal to the sum of:

  •
  3% of the total number of shares of our voting common stock; and

  •
  the number of recaptured shares, as defined in the 2010 plan, that have not previously been made the subject of awards or options thereunder;

provided that the board of directors may reduce the size of the increase in any particular year. No more than 20,000,000 shares of our common stock may be made the subject of incentive stock options under our 2010 plan.

        In accordance with the terms of the 2010 plan, our board of directors has authorized our compensation committee to administer the plan. Our compensation committee selects the recipients of awards and determines:

  •
  the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

  •
  the exercise price of options, which may not be less than 100% of fair market value of our common stock on the date of grant;

  •
  the term of options, which may not be in excess of 10 years; and

  •
  the number of shares of our common stock subject to any stock-based awards and/or cash incentive awards and the terms and conditions of such awards.

        Our board of directors has delegated to our compensation committee the authority to delegate to the equity grant committee of the board of directors the authority to grant options and awards, including restricted stock units, to all of our employees, except to our officers, any other person that our compensation committee may from time to time designate or as otherwise limited by Delaware law. Any such option or award granted by the equity grant committee must be on the terms set forth in the 2010 plan and the forms of option agreement or restricted stock unit agreements approved by our board of directors and the exercise price of any such stock options granted by the equity grant committee must be equal to the per share fair market value of the shares of our common stock.

        Upon our liquidation, dissolution, merger or consolidation, except as otherwise provided in an applicable option or award agreement, each option or award will be (i) treated as provided in the agreement related to the transaction, or (ii) if not so provided in such agreement, each holder of an option or award will be entitled to receive, in respect of each share subject to outstanding options or awards, the same number of stock, securities, cash, property or other consideration that he or she would have received had he or she exercised such options or awards prior to the transaction. The stock, securities, cash, property or other consideration shall remain subject to all of the conditions, restrictions and performance criteria which were applicable to the options and awards prior to any such transaction. If the consideration paid or distributed is not entirely shares of common stock of the acquiring or resulting corporation, the treatment of outstanding options and stock appreciation rights may include the cancellation of outstanding options and stock appreciation rights upon consummation of the transaction as long as the holders of affected options and stock appreciation rights, at the election of the compensation committee, either:

  •
  have been given a period of at least 15 days prior to the date of the consummation of the transaction to exercise the options or stock appreciation rights (whether or not they were otherwise exercisable); or

  •
  are paid (in cash or cash equivalents) in respect of each share covered by the option or stock appreciation right being cancelled an amount equal to the excess, if any, of the per share price paid or distributed to stockholders in the transaction (the value of any non-cash consideration to be determined by the compensation committee in its sole discretion) over the exercise price of the option or stock appreciation right.

        No award may be granted under the 2010 plan after February 25, 2020, but the vesting and effectiveness of awards granted before that date may extend beyond that date. Our board of directors may amend, suspend or terminate the 2010 plan at any time, except that stockholder approval will be required when necessary to comply with applicable law or stock market requirements. Any amendment, modification, suspension or termination that would impair or adversely alter any options requires the consent of the affected option holders. Our board may, without stockholder approval, take any action under the 2010 plan that constitutes a "repricing" within the meaning of the rules of The NASDAQ Global Market.

        As of September 30, 2010, we have awarded 950,000 stock options and 1,384,300 restricted stock units under our 2010 plan.

2010 Employee Stock Purchase Plan

        On October 13, 2010, our board of directors adopted, and on October 15, 2010 our stockholders approved, the 2010 Employee Stock Purchase Plan, or the 2010 ESPP. A maximum of 1,000,000 shares of common stock are authorized for issuance under the 2010 ESPP. The 2010 ESPP is administered by our compensation committee.

        The 2010 ESPP provides for consecutive six-month offering periods during which eligible employees may elect to have payroll deductions withheld for the purpose of purchasing shares at the end of the period. All of our employees or employees of any designated subsidiary, as defined in the 2010 ESPP, are eligible to participate in the 2010 ESPP provided that:

  •
  they are customarily employed by us or a designated subsidiary for more than five months in a calendar year and for more than 20 hours a week; and

  •
  they are our employees or employees of a designated subsidiary on the first day of the applicable offering period.

        However, no person will be eligible to participate in the 2010 ESPP if he or she possesses 5% or more of the voting power of our or any of our subsidiary's common stock immediately after the grant of an option under the 2010 ESPP. No employee may purchase shares of stock with an aggregate value of more than $25,000 per calendar year in which the option is outstanding under the 2010 ESPP (in the aggregate with shares purchased under all employee stock purchase plans of ours or our subsidiaries), determined by the value of such shares as of the date the option is granted.

        The first offering period under the 2010 ESPP is expected to commence on April 1, 2011, and offering periods will thereafter commence on the first trading day on or after October 1 and April 1 (each referred to as an offering commencement date); however, the duration of offering periods may be changed at the discretion of the compensation committee. Prior to each offering commencement date, an eligible employee may participate in the offering by completing and submitting a payroll deduction authorization form. The form will authorize a regular payroll deduction from the employee's compensation during the offering period. Unless an employee files a new form, withdraws from the 2010 ESPP or is subject to the restrictions described above, his or her deductions and purchases will continue at the same rate for future offering periods as long as the 2010 ESPP remains in effect.

        An employee may elect to have up to 15% deducted from his or her cash compensation for the purpose of purchasing stock under the 2010 ESPP and we will maintain payroll deduction accounts for each participant based on his or her election. At the beginning of each offering period, each participant will be granted an option to purchase, at the applicable purchase price, up to the whole number of shares of common stock determined by dividing $12,500 by the fair market value of a share of stock on the offering commencement date, subject to the limitations described below. The purchase price is an amount equal to 85% of the closing price of the common stock on the offering commencement date or the last day of the offering period, referred to as the exercise date, whichever is lower.

        Each participant's option will automatically be exercised on the exercise date using his or her payroll contributions, subject to the maximum share limits contained in the 2010 ESPP. Any balance remaining in an employee's payroll deduction account following exercise of the option will be automatically refunded to the participant. If we receive requests from participants to purchase more than the total number of shares that remain available under the 2010 ESPP, the available shares will be allocated on a pro rata basis to participants. It is a condition to the issuance of shares to an employee under the 2010 ESPP that the employee agrees that he or she may not sell, transfer or otherwise dispose of any of the shares acquired under the 2010 ESPP for 12 months, except in limited circumstances described in the 2010 ESPP.

        A participant may decrease or discontinue his or her payroll deduction during an offering period by completing and submitting a new enrollment agreement. A participant may withdraw from the 2010 ESPP at any time. Upon such withdrawal, the participant's accumulated payroll deductions will be refunded to him or her. Partial withdrawals are not permitted. An employee may participate in any subsequent offering in accordance with the terms and conditions established by the compensation committee.

        In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of common stock other than an ordinary cash dividend, (i) the number of shares of common stock available under the 2010 ESPP, (ii) the share purchase limitations, (iii) the number of shares covered by each option under the 2010 ESPP and (iv) the purchase price will be proportionately adjusted to the extent determined by the compensation committee. The 2010 ESPP also includes provisions related to the treatment of options upon the occurrence of a reorganization event, as defined in the 2010 ESPP.

        We may, in order to comply with the laws of a foreign jurisdiction, grant options to our employees or employees of a designated subsidiary who are citizens or residents of such jurisdiction with terms that are less favorable (but not more favorable) than the terms of options granted under the 2010 ESPP to our employees or employees of a designated subsidiary who are residents of the United States. Notwithstanding the foregoing, our employees or employees of a designated subsidiary who are citizens or residents of a foreign jurisdiction may be excluded from eligibility under the 2010 ESPP if (i) the grant of an option under the 2010 ESPP is prohibited by law in such employees jurisdiction of residence or citizenship or (ii) compliance with the laws of the foreign jurisdiction would cause the 2010 ESPP to violate the requirements of Section 423 of the Code.

        Our board may from time to time establish one or more subplans under the 2010 ESPP with respect to one or more designated subsidiaries, provided such subplans comply with Section 423 of the Code.

        Our board may at any time terminate or amend the 2010 ESPP, except that (i) if the approval of any such amendment by our stockholders is required by Section 423 of the Code, then such amendment shall not be effected without such approval, and (ii) no amendment may be made that would cause the 2010 ESPP to fail to comply with the provisions of Section 423 of the Code.

Severance Pay Plan

        Our severance pay plan, or the severance plan, which was adopted in March 2010 and amended and restated in May 2010 for all U.S.-based employees, provides for payment if the position of an employee is eliminated, if employment is involuntarily terminated for reasons other than work performance or inappropriate conduct, or if employment is involuntarily terminated and the plan administrator decides based on his or her discretion that severance benefits should be provided.

        If an employee is eligible for severance payments based on the circumstances described above and signs the relevant severance agreement, then subject to conditions specified in the severance plan, the employee will receive severance payments equal to the greater of:

  •
  an amount equal to two months of the employee's base salary in effect at the time of termination; or

  •
  for each full year of service, an amount equal to one month of the employee's base salary in effect at the time of termination.

        In no event will the severance benefits under the severance plan exceed two times the lesser of the following:

  •
  the employee's annual compensation based on the annual rate of pay for the calendar year preceding the employee's separation from service; and

  •
  the maximum amount that may be taken into account under a qualified severance plan under the Code.

401(k) Plan

        We maintain a tax-qualified retirement plan that provides all regular employees with an opportunity to save for retirement on a tax advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Code limits. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participant's directions. Employee elective deferrals are fully vested at all times. The 401(k) plan allows us to make matching contributions. For the period through December 31, 2009, we made matching contributions up to 5% of eligible annual compensation, with a maximum company match of $12,250 in 2009. Effective January 1, 2010, we increased the company matching contribution for all employees to 6% of eligible compensation, with a maximum company match of $14,700 in 2010.

        As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, unless the employee designates his or her contributions as an after-tax Roth contribution, in which case all matching contributions are deductible by us, when made.

Linde Long-Term Incentive Plan

        The Linde Group maintained a long-term incentive plan, which we refer to as the Linde plan, for employees and executive officers. This plan was discontinued in 2007, after which time no additional awards were granted. The awards granted under the Linde plan for prior years still remained active and eligible to be vested and paid, conditional on the employee remaining in active employment with us. Effective on termination or resignation, all unvested awards are forfeited.

        Ms. Larkin was the only executive officer who received awards under the Linde plan. Prior to the termination of Ms. Larkin's employment with us in March 2010, an award vested on January 1, 2010 at a value of $99,602, which has been paid by us. Upon Ms. Larkin's termination, all remaining unvested awards were cancelled. There is no obligation for us to make further payments to Ms. Larkin under the Linde plan.

Equity Participation Plan

        Our equity participation plan, which was adopted by our board of directors in June 2007 and which will terminate on the effective date of the registration statement of which this prospectus is a part, provides the opportunity for our executive officers, their direct reports and other select employees to purchase shares of our non-voting common stock. A maximum of 800,000 shares of non-voting common stock are authorized for purchase under the equity participation plan. Any person who purchases shares of our non-voting common stock pursuant to the equity participation plan must become a party to the common stockholders agreement. See "Certain Relationships and Related Person Transactions—Common Stockholders Agreement".

        Our board of directors administers the equity participation plan and, subject to the limitations of the equity participation plan, has the authority to (i) construe and interpret the equity participation plan, (ii) prescribe, amend or rescind rules and regulations relating to the administration of the equity participation plan and (iii) determine who shall participate in the equity participation plan, how many shares will be sold to each participant and the price at which such shares shall be sold, which is intended to be the fair market value of the non-voting common stock as determined by our board of directors.

        As of September 30, 2010, 671,956 shares of our non-voting common stock had been purchased under our equity participation plan, all of which were purchased for the fair market value of our non-voting common stock on the date of issuance.

Director Compensation

        Mr. Tassé, one of our directors, is also our chief executive officer and a named executive officer. Mr. Tassé does not receive any additional compensation as a director. See "Executive Compensation—Summary Compensation Table" above for disclosure relating to his compensation. In addition to Mr. Tassé, our board of directors consists of eight non-employee directors. Of these directors, six are associated with the investors who currently hold ownership in Ikaria. Our directors do not receive compensation for serving on the board of directors, with the exception of Mr. Pien, Mr. Thurman and Ms. Zoth. Pursuant to a letter agreement dated June 30, 2008, Mr. Thurman receives an annual option grant to purchase 7,500 shares of non-voting common stock and an annual retainer fee of $50,000. Pursuant to a letter agreement dated November 20, 2007, Ms. Zoth receives an annual option grant to purchase 7,500 shares of non-voting common stock, an annual retainer fee of $50,000 and an annual fee of $15,000 for serving as chair of the audit committee. Pursuant to a letter agreement dated May 5, 2010, Mr. Pien received an initial stock option grant to purchase 50,000 shares of non-voting common stock, which vests in four equal installments over four years. In addition, Mr. Pien receives an annual option grant to purchase 7,500 shares of non-voting common stock, an annual retainer fee of $50,000, an annual fee of $15,000 for serving as member of the compensation committee and an annual fee of $15,000 for serving as member of the audit committee.

        Each member of our board of directors is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending board meetings and meetings for any committee on which he or she serves.

        The following table sets forth information for the year ended December 31, 2009 regarding the compensation awarded to, earned by or paid to, our directors.

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)(1)	Total ($)
Aldo Belloni	—		—	—
Michael Flaherman	—		—	—
Robert Nelsen	—		—	—
Howard Pien	—		—	—
Bryan Roberts	—		—	—
Alok Singh	—		—	—
Daniel Tassé	—		—	—
Randy Thurman	50,000	(2)	31,186	81,186
Lota Zoth	65,000	(3)	31,186	96,186

(1)
The amounts in this column reflect the aggregate grant date fair value of stock option awards awarded to our non-employee directors during the year ended December 31, 2009 in accordance with FASB Accounting Standard Codification Topic 718, Compensation—Stock Compensation. A discussion of the assumptions used in calculating the amounts in this column may be found in Note 14 to our audited financial statements for the year ended December 31, 2009. The following table shows the aggregate number of outstanding stock option awards held by each of our non-employee directors as of December 31, 2009:

Name	Outstanding Stock Option Awards at December 31, 2009 (#)
Randy Thurman	37,500	(a)
Lota Zoth	37,500	(b)

(a)
Consists of (i) an option to purchase 30,000 shares of our non-voting common stock at an exercise price of $8.39 per share and (ii) an option to purchase 7,500 shares of our non-voting common stock at an exercise price of $9.62 per share.

(b)
Consists of (i) an option to purchase 30,000 shares of our non-voting common stock at an exercise price of $5.57 per share and (ii) an option to purchase 7,500 shares of our non-voting common stock at an exercise price of $9.62 per share.
(2)
Fees earned or paid in cash consist of an annual retainer fee of $50,000.

(3)
Fees earned or paid in cash consist of: (i) an annual retainer fee of $50,000 and (ii) an annual fee for service as chair of the audit committee.

        In October 2010, our board of directors approved new arrangements for the compensation of directors, effective upon the effective date of the registration statement of which this prospectus is a part. The cash compensation arrangements identified below apply to all non-employee directors, while the equity compensation arrangements identified below apply only to non-employee directors who are not principals, partners, directors or officers of holders of more than 5% of our voting securities.

        Cash Compensation.    Each non-employee director will receive a $50,000 annual retainer. The independent lead director of the board, if any, will receive an additional $15,000 annual retainer. Each non-employee director who serves on the audit committee will receive an additional $15,000 annual retainer, each non-employee director who serves on the compensation committee will receive an additional $10,000 annual retainer and each non-employee director who serves on the nominating and governance committee will receive an additional $7,500 annual retainer. The chair of the audit committee will receive an additional annual retainer of $10,000, the chair of the compensation committee will receive an additional annual retainer of $10,000, and the chair of the nominating and governance committee will receive an additional annual retainer of $7,500.

        Equity Compensation.    The following equity compensation arrangements apply only to non-employee directors who are not principals, partners, directors or officers of holders of more than 5% of our voting securities. Upon his or her initial election to the board of directors following the effective date of the registration statement of which this prospectus is a part, each such non-employee director will be granted deferred stock units under our 2010 long term incentive plan with a grant date value of $140,000. Each deferred stock unit entitles the recipient to receive, subject to the vesting schedule described below, one share of common stock for each deferred stock unit, to be issued, subject to specified conditions, upon the earliest to occur of such time the director ceases to serve on the board, death or disability. Subject to certain exceptions, upon the cessation of such non-employee director's service on our board, all of such director's unvested deferred stock units will be automatically forfeited. On the date of each annual meeting of stockholders, each such non-employee director will receive an additional grant of deferred stock units with a grant date value of $140,000, provided that any non-employee director who has not served on the board since the prior year's annual meeting of stockholders will receive a pro-rated annual grant. Both the initial grant and the annual grant of deferred stock units will vest in full on the first anniversary of the date of grant, subject to the director's continued service on the board of directors. All such deferred stock units will vest in full upon a change in control, as defined in Section 409A of the Code.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

        Since January 1, 2007, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, and affiliates or immediate family members of our directors, executive officers and holders of more than 5% of our voting securities. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Ikaria Research, Inc. and INO Therapeutics Transactions

        In March 2007, we purchased Ikaria Research, Inc. and INO Therapeutics. In connection with these transactions:

  •
  Ikaria Acquisition Inc., our wholly-owned subsidiary, purchased the sole membership interest of INO Therapeutics from Linde;

  •
  Ikaria Merger Sub Inc., our wholly-owned subsidiary, merged with and into Ikaria Research, Inc., with Ikaria Research, Inc. being the surviving entity;

  •
  each issued and outstanding share of Ikaria Research, Inc.'s common stock became one share of our common stock;

  •
  each issued and outstanding share of Ikaria Research, Inc.'s series A preferred stock became one share of our series A preferred stock;

  •
  a warrant issued to SVB Financial Group for 60,000 shares of Ikaria Research, Inc.'s series A preferred stock became a warrant for the same number of shares of our series A preferred stock; and

  •
  all outstanding stock options to purchase Ikaria Research, Inc.'s common stock became options for an equal number of shares of our non-voting common stock at the stated exercise price. Upon the completion of this offering, the options to purchase shares of our non-voting common stock shall automatically become options to purchase our common stock.

        The following table sets forth the number of shares of series A preferred stock that we issued to entities affiliated with our directors and to our 5% stockholders and their affiliates in the merger with Ikaria Research, Inc.

Name(1)	Shares of Series A Preferred Stock
ARCH(2)	4,037,500
Venrock Entities(3)	4,006,250

(1)
See "Principal Stockholders" for more information about shares held by these entities.

(2)
Robert T. Nelsen, a member of our board of directors, is a managing director of ARCH Venture Partners VI, LLC, which is the general partner of ARCH Venture Partners VI, L.P, ARCH Venture Partners VI, L.P is the general partner of ARCH.

(3)
Consists of 3,261,088 shares of series A preferred stock issued to Venrock IV, 665,038 shares of series A preferred stock issued to Venrock Partners and 80,124 shares of series A preferred stock issued to Venrock Entrepreneurs. Bryan E. Roberts, Ph.D., a member of our board of directors, is a member of Venrock Management IV, LLC, VEF Management IV, LLC and Venrock Partners Management LLC, the general partners of Venrock IV, Venrock Entrepreneurs and Venrock Partners, respectively. David E. Shaw, the former chairman of our board of directors was a partner at certain of the Venrock Entities.

        Steven Gillis, an employee of ARCH, served as acting Chief Executive Officer of Ikaria Research, Inc., from August 2006 to May 2007. Mr. Gillis received from Ikaria Research, Inc. for his service as Chief Executive Officer: cash compensation of approximately $110,000 from Ikaria Research, Inc. as well as options to purchase 126,666 shares of common stock of Ikaria Research, Inc. Such options were exchanged for an option to purchase shares of our common stock in connection with the Transaction.

Issuance of Series B Preferred Stock

        In March 2007, we sold an aggregate of 60,408,484 shares of our series B preferred stock at a price per share of $4.6346 for an aggregate purchase price of approximately $280 million.

        The following table sets forth the number of shares of our series B preferred stock purchased by entities affiliated with our directors and our 5% stockholders and their affiliates in March 2007. In addition, as part of the consideration for INO Therapeutics, we issued 15,918,669 shares of our series B preferred stock to Linde.

Name(1)	Shares of Series B Preferred Stock Purchased
New Mountain Entities(2)	47,468,803
ARCH(3)	5,143,877
Venrock Entities(4)	5,145,815
Black Point Group, L.P.(5)	647,302

(1)
See "Principal Stockholders" for more information about shares held by these entities.

(2)
Shares of series B preferred stock purchased consist of 43,296,725 shares purchased by New Mountain Partners, 3,389,071 shares purchased by Allegheny New Mountain and 783,007 shares purchased by New Mountain Affiliated. David E. Shaw, the former chairman of our board of directors was a senior advisor of New Mountain Investments II, L.L.C. Michael T. Flaherman, a member of our board of directors, is a member of New Mountain Investments II, L.L.C. Alok Singh, a member of our board of directors, is a member of New Mountain Investments II, L.L.C. Randy Thurman, a member of our board of directors, is a senior advisor of New Mountain Capital L.L.C. New Mountain Investments II, L.L.C. is the general partner of New Mountain Partners, Allegheny New Mountain and New Mountain Affiliated. New Mountain Capital L.L.C. is the manager of the New Mountain Entities.

(3)
Robert T. Nelsen, a member of our board of directors, is a managing director of ARCH Venture Partners VI, LLC, which is the general partner of ARCH Venture Partners VI, L.P. ARCH Venture Partners VI, L.P. is the general partner of ARCH.

(4)
Shares of series B preferred stock purchased consist of 4,188,693 shares purchased by Venrock IV, 854,205 shares purchased by Venrock Partners and 102,917 shares purchased by Venrock Entrepreneurs. Bryan E. Roberts, Ph.D., a member of our board of directors, is a member of Venrock Management IV, LLC, VEF Management IV, LLC and Venrock Partners Management, LLC, the general partners of Venrock IV, Venrock Entrepreneurs and Venrock Partners, respectively. David E. Shaw, the former chairman of our board of directors, was a partner at certain of the Venrock Entities.

(5)
David E. Shaw, the former chairman of our board of directors, was a General Partner of Black Point Group, L.P.

Bridge Financing

        In December 2006 and January and February 2007, Ikaria Research, Inc. issued subordinated convertible secured promissory notes to some of our investors. The notes issued in December 2006 had an annual interest rate of 4.97%, the notes issued in January 2007 had an annual interest rate of 4.88% and the notes issued in February 2007 had an annual interest rate of 4.93%. The aggregate principal amount of the notes issued was $3.0 million. In March 2007, all of the principal and interest due under these promissory notes converted into an aggregate of 653,658 shares of our series B preferred stock in connection with our series B preferred stock financing. The following table sets forth the principal and accrued interest immediately prior to conversion on the promissory notes that Ikaria Research, Inc. issued to entities affiliated with our directors and to our 5% stockholders and their affiliates and the number of shares of our series B preferred stock that each promissory note converted into.

Name(1)	Aggregate Principal and Accrued Interest on Promissory Notes Immediately Prior to Conversion	Number of Shares of Series B Convertible Preferred Stock Issued Upon Conversion
ARCH(2)	$1,160,065	250,305
Venrock Entities(3)	1,151,086	248,367

(1)
See "Principal Stockholders" for more information about shares held by these entities.

(2)
Robert T. Nelsen, a member of our board of directors, is a managing director of ARCH Venture Partners VI, LLC, which is the general partner of ARCH Venture Partners VI, L.P. ARCH Venture Partners VI, L.P. is the general partner of ARCH.

(3)
Consists of 202,171 shares of series B preferred stock issued to Venrock IV, 41,229 shares of series B preferred stock issued to Venrock Partners and 4,967 shares of series B preferred stock issued to Venrock Entrepreneurs. Bryan E. Roberts, Ph.D., a member of our board of directors, is a member of Venrock Management IV, LLC, VEF Management IV, LLC and Venrock Partners Management LLC, the general partners of Venrock IV, Venrock Entrepreneurs and Venrock Partners, respectively. David E. Shaw, the former chairman of our board of directors, was a partner at certain of the Venrock Entities.

Management Rights Letters

        On March 28, 2007, we entered into management rights letters with New Mountain Partners, Allegheny New Mountain, ARCH, Venrock IV, 5AM Ventures LLC, or 5AM Ventures, and 5AM Co-Investors LLC, or 5AM Co-Investors, pursuant to which they are entitled to routinely consult with, and advise, management regarding our operations and have the right to inspect our books and records. We are also required to deliver financial statements to New Mountain Partners, Allegheny New Mountain, ARCH, Venrock IV, 5AM Ventures and 5AM Co-Investors within 45 days after the end of each of the first three quarters of each fiscal year and 120 days after the end of each fiscal year and any other periodic reports as they become available. Each management rights letter terminates on the date New Mountain Partners, Allegheny New Mountain, ARCH, Venrock IV, 5AM Ventures or 5AM Co-Investors, as applicable, no longer holds any of our securities.

Investor Stockholders Agreement

        We are party to an amended and restated investor stockholders agreement, dated as of September 9, 2010, which will remain in effect following this offering, with the New Mountain Entities, ARCH, the Venrock Entities, Linde, 5AM Ventures, 5AM Co-Investors, Aravis Venture I L.P., or Aravis, Black Point Group, LP, or Black Point, and certain other persons, who we refer to collectively as the Preferred Investors. We refer to 5AM Ventures and 5AM Co-Investors collectively as the 5AM Entities.

        The investor stockholders agreement contains a voting agreement that provides, among other things, that we are required to use our best efforts to cause designated individuals to be nominated and elected as members of our board of directors pursuant to our certificate of incorporation. In particular, following the completion of this offering, pursuant to the terms of the series C special voting convertible preferred stock (i) the New Mountain Entities are entitled to elect (a) three directors, for so long as they beneficially own 15% or more of our outstanding common stock, (b) two directors, for so long as they beneficially own less than 15% but more than 5% of our outstanding common stock and (c) one director, for so long as they own less than 5% of our outstanding common stock but more than one share of common stock and (ii) each of ARCH, the Venrock Entities and Linde, each voting as a separate class, is entitled to elect one director for so long as such holder owns 5% or more of our outstanding common stock. At each stockholder meeting at which directors are to be elected, each Preferred Investor is required to take all necessary or desirable actions within their control to effect the terms of the voting agreement, including with respect to the election of directors. If any member of our board of directors designated by the New Mountain Entities, ARCH, the Venrock Entities or Linde ceases to serve as a director for any reason, the resulting vacancy will be filled by a director nominated by the person or entity entitled to designate the director. In addition, no Preferred Investor will vote in favor of the removal of any designated director unless the person or entity having the right to designate the director to our board of directors recommends his or her removal. In such case, each Preferred Investor is required to vote in favor of the director's removal. In addition, we may, by resolution of our board of directors, (i) decrease the number of directors comprising our board of directors, but not below the number of directors then in office and not below the number that would prevent any of the New Mountain Entities, ARCH, the Venrock Entities or Linde from electing their designated directors and (ii) increase the number of directors comprising our board of directors, in each case, (x) prior to the time the New Mountain Entities no longer own any shares of our common stock issued upon conversion of their series B preferred stock, by the vote of a majority of the directors elected by the New Mountain Entities or their transferees and the vote of a majority of the other directors and (y) from and after the time the New Mountain Entities no longer own any shares of our common stock issued upon conversion of their series B preferred stock, by the vote of a majority of the directors.

        Pursuant to the terms of our investor stockholders agreement, following the completion of this offering and until we are no longer a "controlled company" under the rules established by The NASDAQ Global Market, (i) if any committee of our board of directors other than an audit committee, compensation committee or nominating and governance committee is established, the members will include at least one director elected by the New Mountain Entities, if any, and either the director elected by ARCH or the director elected by the Venrock Entities, if any; (ii) the chair of our compensation committee will be a director elected by the New Mountain Entities, if any, and the members of our compensation committee will include either a director elected by ARCH or the Venrock Entities, if any, and (iii) the members of our nominating and governance committee will include the director elected by ARCH, if any, the director elected by the Venrock Entities, if any, and more than one director elected by the New Mountain entities, if two or more directors elected by the New Mountain Entities are members of our board, or the sole director elected by the New Mountain Entities, if only one such director is a member of our board.

        The investor stockholders agreement also requires that our certificate of incorporation and bylaws provide for indemnification of, advancement of expenses to and limitation of personal liability of our directors. Under the investor stockholders agreement, we are not permitted to amend, repeal or modify in a manner adverse to our directors any such provision of our certificate of incorporation related to the indemnification of, advancement of expenses to, and limitation of personal liability of, our directors until at least six years following the date that the New Mountain Entities, ARCH, the Venrock Entities and Linde are no longer entitled to designate directors to our board of directors and with respect to a director at least six years following the date such person ceases to serve as a director.

        The investor stockholders agreement provides that, following the closing of the offering, we will be required to obtain the prior written approval of the New Mountain Entities to take certain actions, including, among other things, actions to:

  •
  consolidate or merge into or with any other person, sell, lease or transfer all or substantially all of our assets or capital stock to another person or enter into any other similar business combination transaction, or effect a liquidation;

  •
  authorize, issue, sell, offer for sale or solicit offers to buy any shares of our common stock or any convertible securities or any other equity or debt securities or rights to acquire any of our, or our subsidiaries' equity or debt securities, subject to certain exceptions, including among other things, the issuance under our 2010 plan of grants that have been approved by our board of directors (or a board committee) and at least one director appointed by the New Mountain Entities;

  •
  incur indebtedness (other than indebtedness incurred under our credit agreement that was in effect on March 28, 2007 for working capital and general corporate purposes or indebtedness incurred by one of our wholly-owned subsidiaries to us or another subsidiary) or refinance any indebtedness, including our credit agreement;

  •
  effect any stock dividend, stock split or other subdivision or combination of our capital stock or any other recapitalization;

  •
  effect any redemption, retirement, purchase or other acquisition, directly or indirectly of our capital stock, subject to certain exceptions for repurchases from our employees, officers, directors, consultants or other persons performing services for us or our subsidiaries;

  •
  hire or replace any of our chief executive officer, chief financial officer or our next two most senior executives (as determined by our board of directors), or materially amend the level or form of compensation or benefits payable to, or other compensation arrangements of, any such officer;

  •
  pay or declare a dividend or distribution on any shares of our capital stock (other than dividends from a wholly owned subsidiary to its parent company);

  •
  amend, repeal or change any provision of our certificate of incorporation or bylaws; or

  •
  agree or otherwise commit to do any of the foregoing (unless the commitment is conditioned on obtaining the approval of the New Mountain Entities).

These approval rights of the New Mountain Entities will terminate following the closing of the offering when the New Mountain Entities and their assignees beneficially own less than 15% of our outstanding common stock (as set forth as outstanding on the cover of our then most recently filed annual report on Form 10-K or quarterly report on Form 10-Q). Following this offering, we expect the New Mountain Entities to hold        % of our outstanding common stock (or      % if the underwriters exercise in full their option to purchase additional shares from us).

        The investor stockholders agreement also provides that we will not enter into a transaction with any affiliate without the prior written approval of a majority of either (i) the disinterested members of our board of directors, or (ii) if stockholder approval is needed, a majority of the votes to be cast by disinterested holders of our capital stock or by the disinterested holders of our capital stock held by the New Mountain Entities, ARCH, the Venrock Entities, Linde, the 5AM Entities and Black Point, as applicable, voting as a single class.

        The investor stockholders agreement provides certain registration rights, including the following:

  •
  after the completion of our initial public offering, the holders of a majority of the outstanding shares of common stock issuable upon conversion of our series B preferred stock may require that we effect the registration under the Securities Act of all or a part of their shares of our common stock up to five times;

  •
  after the completion of our initial public offering, the holders of a majority of the outstanding shares of common stock issuable upon conversion of our series A preferred stock may require that we effect the registration under the Securities Act of all or a part of their shares of our common stock up to two times;

  •
  the holders of our shares of common stock issuable upon conversion of our series A preferred stock and series B preferred stock may require us to include certain shares of our common stock held by them in any registration statement filed by us with respect to any offering of our equity securities, including this offering;

  •
  our ability to grant a holder or prospective holder of our securities demand or incidental registration rights is restricted unless the rights are subordinate to the rights granted to the holders of shares of common stock issuable upon conversion of our our series A preferred stock and series B preferred stock; and

  •
  our ability to sell, distribute or otherwise dispose of any equity securities is restricted, subject to certain limited exceptions, or effect any registration under the Securities Act during the period beginning on the date we receive a request for registration until 180 days after the effective date of such registration, and require us to use our best efforts to obtain from each of our officers, directors and beneficial owners of 5% or more of our common stock, an agreement not to do the same.

        The investor stockholders agreement also provides that, to the extent requested by the managing underwriter, the Preferred Investors agree not to sell, distribute or otherwise dispose of shares of our common stock held by them, during the 180-day period following the effectiveness of this offering or the 90-day period following the effectiveness any other offering.

        The registration rights under the investor stockholders agreement may be assigned by the New Mountain Entities, Arch, the Venrock Entities and Linde to a person or entity who purchases, in a private transaction, at least 2,000,000 shares of registrable securities from the assignor, provided, that the assignee agrees to be bound by the registration rights, required sale and miscellaneous provisions of the investor stockholders agreement. Further, the registration rights under the investor stockholders agreement may also be assigned by any such assignee to another person or entity who purchases, in a private transaction, at least 2,000,000 shares of registrable securities from that assignor, provided, that such secondary assignee agrees to be bound by the registration rights, required sale and miscellaneous provisions of the investor stockholders agreement. The secondary assignee may not assign its registration rights to any other person or entity.

        The investor stockholders agreement contains indemnification provisions in favor of the stockholders that are party to the agreement, each control person of the stockholders, and affiliates of the parties against any losses arising out of the registration of our securities, pursuant to the registration statement of which this prospectus is a part. We will reimburse these persons for any legal or other fees or expenses incurred in connection with investigating or defending any loss. We will not be liable to any of these persons if the loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to us by or on behalf of the person for use in any such registration statement, including this registration statement.

        If the New Mountain Entities propose to sell (including by exchange, in a business combination or otherwise) at least 80% of their shares of our common stock issued upon conversion of the series B preferred stock to a third party in the same transaction or series of transactions (which would represent, together with any other shares of capital stock proposed to be transferred, more than 50% of our outstanding capital stock) or we propose to sell or otherwise transfer for value all or substantially all of our stock, assets or business (whether by merger, sale or otherwise) to a third party, then the New Mountain Entities at their option may require (i) in the case of a sale of capital stock by the New Mountain Entities, that each Preferred Investor (and its permitted transferees) sell a proportionate amount of such Preferred Investor's shares of capital stock (which shall be the same proportion as the proportion of the aggregate number of shares sold by the New Mountain Entities to the aggregate number of shares owned by the New Mountain Entities), and waive any appraisal right that it may have in connection with the transaction and (ii) in any case, if stockholder approval of the transaction is required and our stockholders are entitled to vote thereon, that each Preferred Investor (and its permitted transferees) vote all of such Preferred Investor's shares of our capital stock in favor of such transaction. Any sale of shares of our capital stock by a Preferred Investor pursuant to these provisions will be for the same consideration per share, on substantially the same terms and subject to substantially the same conditions as the sale of shares of our capital stock owned by the New Mountain Entities. Following the completion of this offering, these rights will terminate when the New Mountain Entities and their assignees beneficially own less than 20% of our outstanding common stock (as set forth as outstanding on the cover of our then most recently filed annual report on Form 10-K or quarterly report on Form 10-Q).

Common Stockholders Agreement

        On February 22, 2007, we entered into a common stockholders agreement with the common stockholders of Ikaria Research, Inc. and, subsequently, certain holders of our common stock, which agreement was amended on October 15, 2010. Under the common stockholders agreement, which will remain in effect following the completion of this offering, each stockholder party to the agreement may participate proportionately in any public offering, including this offering, of our common stock pursuant to the registration rights of the Preferred Investors but only to the extent the managing underwriter advises us in writing that the sale of such additional shares would not adversely affect such public offering or require the Preferred Investors to reduce their participation in such offering and at a percentage no greater than the percentage of shares being sold by the Preferred Investors.

        If the New Mountain Entities propose to sell (including by exchange, in a business combination or otherwise) at least 80% of their shares of common stock issued upon conversion of their series B preferred stock to a third party in the same transaction or series of transactions (which would represent, together with any other shares of capital stock proposed to be transferred, more than 50% of our outstanding capital stock) or we propose to sell or otherwise transfer for value all or substantially all of our stock, assets or business (whether by merger, sale or otherwise) to a third party, then the New Mountain Entities at their option may require (i) in the case of a sale of capital stock by the New Mountain Entities, that each stockholder party to the common stockholders agreement sell a proportionate amount of such stockholder's shares of capital stock (which shall be the same proportion as the proportion of the aggregate number of shares sold by the New Mountain Entities to the aggregate number of shares owned by the New Mountain Entities), and waive any appraisal right that it may have in connection with the transaction and (ii) in any case, if stockholder approval of the transaction is required and our stockholders are entitled to vote thereon, that each stockholder party to the common stockholders agreement vote all of such stockholder's shares of our capital stock in favor of such transaction. Any sale of shares of our capital stock by a stockholder pursuant to these provisions will be for the same consideration per share, on substantially the same terms and subject to substantially the same conditions as the sale of shares of our capital stock owned by the New Mountain Entities. Following the completion of this offering, these rights will terminate when the New Mountain

Entities and their assignees beneficially own less than 20% of our outstanding common stock (as set forth as outstanding on the cover of our then most recently filed annual report on Form 10-K or quarterly report on Form 10-Q).

        In addition, to the extent requested by the managing underwriter, stockholders that hold shares of our common stock immediately prior to our initial public offering, are prohibited from selling, distributing or otherwise disposing of the shares of our common stock held by them, during the 180-day period following the effectiveness of this offering.

Business Agreements with Linde

        In connection with our acquisition of INO Therapeutics from Linde in March 2007, we entered into a number of agreements with affiliates of Linde for the principal purpose of permitting Linde and its affiliates to carry on their existing nitric oxide businesses in the European Union and other specified countries near the European Union, which we refer to as the Linde Territories. These agreements were entered into on March 28, 2007, and are summarized below.

Commercial Agreement

        We entered into a commercial agreement with AGA, pursuant to which we agreed to sell certain products, including bulk nitric oxide and nitric oxide delivery systems and related accessories, to AGA and its designated affiliates at prices specified in the agreement. We sold products and fixed assets to Linde or its affiliates in the amounts of $3.4 million, $3.0 million and $1.7 million in the years ended December 31, 2009, 2008 and 2007, respectively.

        Pursuant to the commercial agreement, we also granted AGA the right to apply for any license, registration and/or approval that may be required by any regulatory authority for the manufacture, distribution, use or sale of INOMAX in the Linde Territories as such use or sale relates to new indications for the medical use of nitric oxide that are developed by us. If AGA, or a Linde affiliate, obtains a license, registration or approval for the European Union, France, Germany, Sweden or the United Kingdom, AGA may be required to pay us royalties on the amount by which gross proceeds from the sale of products for such new indication by Linde affiliates exceeds a specified amount in any 12-month period ending on March 31, June 30, September 30 or December 31.

        Pursuant to the commercial agreement, in the event we wish to sell components of INOtherapy, other than bulk nitric oxide inhalation gas, to a third party distributor on an exclusive basis in any territory for which there were no then-existing supply or distribution agreements, other than the Linde Territories or the United States, Canada and Mexico, we are required to first offer AGA, or a Linde affiliate, a right of first refusal to be such exclusive third party distributor. In addition, if AGA desires to sell all or substantially all of its inhaled nitric oxide business to a third party that is not a Linde affiliate, we have the right, but not the obligation, to purchase that business. The commercial agreement also provides for cooperation between AGA and us in areas such as pharmacovigilence and product recalls.

        The commercial agreement lasts until March 28, 2027, unless terminated earlier in accordance with its terms, which include:

  •
  the mutual right to terminate the commercial agreement for an uncured material breach by the other party;

  •
  our right to terminate the commercial agreement if AGA sells products covered by the agreement in any territory that is not a Linde Territory, subject to its ability to cure for sales in territories outside North America;

  •
  immediate termination of the commercial agreement 18 months after we give AGA notice that we are discontinuing our commercial activities with respect to INOMAX and such activities are actually discontinued; and

  •
  immediate termination of the commercial agreement six months after AGA gives us notice that it is discontinuing its commercial activities with respect to INOMAX and such activities are actually discontinued.

MGH Partial Assignment Agreement

        In March 2007, in connection with our acquisition of INO Therapeutics, we obtained from AGA certain rights and obligations with respect to patent rights pertaining to INOMAX under a license agreement between AGA and MGH. Our rights under the agreements with MGH and AGA include an exclusive license, subject to certain reserved rights, to research and develop products covered by such patent rights in countries where such patent rights are issued or pending and to manufacture and commercialize such products in the licensed territory. We are obligated to (i) use reasonable efforts to develop products covered by the patent rights in countries where the patent rights are issued or pending and to make available commercially viable products covered by the licensed patent rights for sale and distribution throughout the licensed territory, (ii) achieve specified goals relating to the approval of such products for sale in the United States and Canada, and (iii) pay MGH royalties at a single digit percentage on net sales in the licensed territory, if any, of any product covered by the patent rights, subject to specified reductions and exclusions. Our agreement with MGH states that our obligation to pay royalties expires on a country-by-country and product-by-product basis, with respect to some types of products, on the date on which the product is no longer covered by a valid claim in the licensed patent rights or, with respect to other types of products, upon the later to occur of the expiration in such country of the last to expire of specified licensed patent rights by MGH and the date of regulatory approval of a generic version of such product. We and MGH have the right to terminate the agreement for an uncured material breach by the other party.

Global IP Assignment Agreement

        We entered into a global assignment agreement with AGA pursuant to which AGA assigned to us all the right, title and interest in intellectual property, other than trademarks, owned by AGA, or any of its affiliates, which is used in our business or otherwise relates to the use of inhaled nitric oxide. AGA also assigned to us all trademarks owned by AGA, or any of its affiliates, which are used or intended to be used in our business outside of the Linde Territories. Pursuant to the global assignment agreement, we agreed to assign to AGA all the right, title and interest in to all trademarks in the Linde Territories that we own and which are used or intended to be used by AGA or its affiliates.

Patent and Know-How License Agreement

        To permit AGA to continue its business in the Linde Territories, we entered into a patent and know-how license agreement with AGA pursuant to which we granted AGA licenses and sublicenses as they relate to the manufacture and distribution of inhaled nitric oxide. Under the patent and know-how license agreement we granted AGA exclusive, irrevocable, royalty free licenses and sub-licenses, except to the extent such license or sub-license is royalty-bearing, in which cases AGA is responsible for all royalties resulting from the exploitation of such license or sub-license.

        The patent and know-how license agreement terminates when the last patent licensed or sub-licensed under the patent and know-how license agreement expires.

Amendment to Existing Distribution Agreements

        From April 2005 to May 2006, INO Therapeutics entered into distribution agreements with various AGA entities or other Linde affiliates in Argentina, Australia, Chile, Colombia and Uruguay, which we refer to collectively as the AGA Distributors. Pursuant to these agreements we granted the AGA Distributors the right to market, promote, distribute and sell INOMAX, and the right to utilize INO Therapeutics trademarks, in their respective territories. The AGA Distributors agreed to make all applications to their respective regulatory authorities to obtain all licenses, registrations and/or approvals that may be required by such regulatory authorities for the manufacture, distribution, use or sale of INOMAX, in their respective territories. The distribution agreements also provide the prices at which we shall supply INOMAX to the AGA Distributors and the extent to which we may raise such prices, and for profit-sharing in the event invoice prices exceed certain thresholds and payment of royalties at the rate of 6.5% of total net sales of INOMAX. The agreements each had a term of five years.

        In connection with the acquisition of INO Therapeutics, we entered into an omnibus amendment of the distribution agreements with the AGA Distributors to extend their terms and to reduce payments to us pursuant to the profit-sharing provision in the agreements by 10%.

        In 2009, we terminated our distribution agreement with the Linde affiliate in Australia. During 2009, 2008 and 2007, sales of INOtherapy through the AGA Distributors, including the affiliate in Australia prior to the termination of the agreement, amounted to $1.2 million, $1.2 million and $1.0 million, respectively.

Coexistence Agreement

        We entered into a coexistence agreement with AGA. Under the coexistence agreement, AGA is permitted to use the "INO" brand, or the Brand, with respect the products, including INOMAX, listed on a schedule. We may not use the Brand, make or oppose any trademarks for the Brand or revoke or invalidate any registrations for the Brand in the Linde Territories without obtaining the prior written consent of AGA. AGA is not allowed to use the Brand, make or oppose any trademarks for the Brand or revoke or invalidate any registrations for the Brand in our territories, which includes all territories that are not Linde Territories, without obtaining our prior written consent. We may register domain names consisting of the Brand or variations of the Brand in our territories and AGA may do the same in the Linde Territories.

Transitional Services Agreement

        We entered into a transitional services agreement with Linde pursuant to which Linde agreed to provide us with certain administrative services following our acquisition of INO Therapeutics, including technology services, general accounting services, accounts payable services, tax reporting services, and human resources and payroll services. The last services provided by Linde under the transitional services agreement expired 180 days after September 24, 2007. Our payments to Linde for fiscal year 2007 are discussed below. No costs were incurred during fiscal years 2008 and 2009 under the transitional services agreement.

Other Transactions with Linde

        In March 2004, INO Therapeutics entered into an exclusive logistics services agreement with AGA Linde HealthCare, a Linde affiliate in Puerto Rico. Pursuant to the agreement, AGA Linde HealthCare agreed to receive and distribute INOMAX and the related components of INOtherapy in Puerto Rico. AGA Linde HealthCare also agreed to perform certain administrative services, including warehousing, shipment and pick-up coordination, order processing, asset tracking, back-up customer services, data processing and related functions. During the term of the logistics services agreement, we pay a monthly fee to AGA Linde HealthCare and we bear the cost of all accessory parts and disposable items in connection with the distribution of INOtherapy in Puerto Rico. The logistics services agreement automatically renews for additional one year terms unless terminated with six months advance written notice to the either party or otherwise in accordance its terms. During the fiscal years 2009, 2008 and 2007 we paid AGA Linde HealthCare approximately $0.1 million, $0.2 million and $0.1 million, respectively, under this agreement.

        During 2009 and 2008, we purchased industrial gas supplies from Linde and reimbursed Linde for clinical trial support in Europe in the aggregate amount of $0.3 million and $0.6 million, respectively. During 2007, we purchased industrial gas supplies, reimbursed Linde for administrative support during a transition period and reimbursed Linde for clinical trial support in Europe in the aggregate amount of $1.1 million. Receivables from Linde were $0.8 million and $0.3 million at December 31, 2009 and 2008, respectively. The transactions with Linde and its affiliates were made in the ordinary course of business.

Indemnification Agreements

        Our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with our directors and officers.

Policies and Procedures for Related Person Transactions

        In connection with this offering, our board of directors adopted written policies and procedures for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a "related person," has a direct or indirect material interest.

        If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a "related person transaction," the related person must report the proposed related person transaction to our general counsel. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the audit committee of our board of directors. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between audit committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

        A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person's interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

  •
  the related person's interest in the related person transaction;

  •
  the approximate dollar value of the amount involved in the related person transaction;

  •
  the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

  •
  whether the transaction was undertaken in the ordinary course of our business;

  •
  whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

  •
  the purpose of, and the potential benefits to us of, the transaction; and

  •
  any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

        The committee may approve or ratify the transaction only if the audit committee determines that, under all of the circumstances, the transaction is in our best interests. The audit committee may impose any conditions on the related person transaction that it deems appropriate.

        In addition to the transactions that are excluded by the instructions to the SEC's related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

  •
  interests arising solely from the related person's position as an executive officer of another entity (whether or not the person is also a director of such entity), that is a participant in the transaction, where (i) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (ii) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and (iii) the amount involved in the transaction equals less than the greater of $200,000 or 5% of the annual gross revenue of the company receiving payment under the transaction; and

  •
  a transaction that is specifically contemplated by provisions of our charter or by-laws.

        The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

        We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it was our policy for the audit committee to consider the nature of and business reason for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests. In addition, all related person transactions required prior approval, or later ratification, by the audit committee. However, we did not apply these policies to the financing transactions described above in which entities affiliated with our directors and our 5% stockholders and their affiliates participated. These interests were fully disclosed to the other members of our board of directors in connection with such financing transactions.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock as of September 30, 2010 by:

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

        The column entitled "Percentage of Shares Beneficially Owned—Before Offering" is based on a total of 93,581,656 shares of our common stock outstanding as of September 30, 2010, assuming (i) the conversion of all outstanding shares of our non-voting common stock and series A and series B preferred stock into 89,848,575 shares of our common stock upon the closing of this offering and (ii) a         -for-        reverse split of our voting common stock and non-voting common stock. The column entitled "Percentage of Shares Beneficially Owned—After Offering" is based on                        shares of our common stock to be outstanding after this offering, including the                                     shares of our common stock that we are selling in this offering, but not including any additional shares issuable upon exercise of outstanding stock options or upon exercise of the underwriters' option to purchase additional shares.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of September 30, 2010 are considered outstanding and beneficially owned by the person holding the options or warrants for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o Ikaria, Inc., 6 State Route 173, Clinton, NJ 08809.

        Following the completion of this offering, (i) the Controlling Entities will be entitled to designate six members of our board of directors, see "Description of Capital Stock—Series C Special Voting Convertible Preferred Stock," and (ii) the New Mountain Entities, will continue to have approval rights over many corporate actions and the ability to require Preferred Investors to sell their shares in, or vote for a sale of, our company, see "Certain Relationships and Related Person Transactions—Investor Stockholders Agreement." In addition, the Controlling Entities intend to report that they hold their shares of our stock as part of a group. The table below represents the number of shares owned by each stockholder included in the table (but without taking into account that certain stockholders may be part of a group) to provide investors information concerning the economic ownership of each stockholder.

        For a description of the investor stockholder agreements and any other material relationships the stockholders have or have had with us, our predecessors or our affiliates or with the New Mountain Entities, see "Certain Relationships and Related Person Transactions".

		Percentage of Shares Beneficially Owned
	Shares Beneficially Owned Prior to the Offering
		Before Offering	After Offering
Name and Address of Beneficial Owner	Number
5% Stockholders
New Mountain Entities(1) 787 7th Avenue, 49th Floor New York, New York 10019	47,468,803	50.7%		%
Linde(2) 575 Mountain Ave Murray Hill, New Jersey 07974	15,918,669	17.0%		%
ARCH(3) 8725 W. Higgins Avenue, Suite 290 Chicago, IL 60631	9,431,682	10.1%		%
Venrock Entities(4) 3340 Hillview Avenue Palo Alto, CA 94304	9,400,432	10.0%		%
Controlling Entities(5)	82,219,586	87.9%		%
Directors and Named Executive Officers
Elizabeth A. Larkin(6)	332,750	*		%
Matthew M. Bennett(7)	190,000	*		%
Michael Kennedy(8)	96,000	*		%
Ralf Rosskamp(9)	246,600	*		%
Daniel Tassé(10)	330,000	*		%
Aldo E. Belloni, Ph.D.(11)	15,918,669	17.0%		%
Michael T. Flaherman(12)	47,468,803	50.7%		%
Robert T. Nelsen(13)	9,431,682	10.1%		%
Howard Pien	0	*		%
Bryan E. Roberts, Ph.D.(14)	9,400,432	10.0%		%
Alok Singh(15)	47,468,803	50.7%		%
Randy H. Thurman(16)	47,491,303	50.7%		%
Lota S. Zoth(17)	22,500	*		%
All executive officers and directors as a group (15 persons)(18)	83,092,545	88.0%		%

*
Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)
Consists of 43,296,725 shares of series B preferred stock held by New Mountain Partners, 3,389,071 shares of series B preferred stock held by Allegheny New Mountain and 783,007 shares of series B preferred stock held by New Mountain Affiliated. The general partner of each of the New Mountain Entities is New Mountain Investments II, L.L.C. and the manager of each of the New Mountain Entities is New Mountain Capital L.L.C. Randy Thurman, a member of our board of directors, is a senior advisor of New Mountain Capital, L.L.C. Steven Klinsky is the managing member of New Mountain Investments II, LLC. Michael Flaherman, a member of our board of directors, is a member of New Mountain Investments II, L.L.C. Alok Singh, a member of our board of directors, is a member of New Mountain Investments II, L.L.C. New Mountain Investments II, L.L.C. has decision-making power over the disposition and voting of shares of portfolio investments of each of the New Mountain Entities. New Mountain Capital, L.L.C. also has voting power over the shares of portfolio investments of the New Mountain Entities in its role as the investment advisor. New Mountain Capital, LLC is a wholly owned subsidiary of New Mountain Capital Group, LLC. New Mountain Capital Group, LLC is 100% owned by Steven Klinsky. Since New Mountain Investments II, L.L.C. has decision-making power over the New Mountain Entities, Mr. Klinsky may be deemed to beneficially own the shares that the New Mountain Entities hold of record or may be deemed to beneficially own. Mr. Thurman, Mr. Klinsky, Mr. Flaherman, Mr. Singh, New Mountain Investments II, L.L.C. and New Mountain Capital, L.L.C. disclaim beneficial ownership over the shares held by the New Mountain Entities, except to the extent of their pecuniary interest therein.

(2)
Consists of 15,918,669 shares of series B preferred stock held by Linde. Linde is an indirect wholly-owned subsidiary of Linde AG. Aldo Belloni, a member of our board of directors, is a member of the Executive Board of Linde AG. Dr. Belloni disclaims beneficial ownership of all shares held by Linde, except to the extent of his pecuniary interest therein.

(3)
Consists of 4,037,500 shares of series A preferred stock and 5,394,182 shares of series B preferred stock held by ARCH. ARCH Venture Partners VI, L.P., or the GPLP, as the sole general partner of ARCH, may be deemed to beneficially own certain of the shares held of record by ARCH. The GPLP disclaims beneficial ownership of all shares held of record by ARCH in which the GPLP does not have an actual pecuniary interest. ARCH Venture Partners VI, LLC, or the GPLLC, as the sole general partner of the GPLP, may be deemed to beneficially own certain of the shares held of record by ARCH. The GPLLC disclaims beneficial ownership of all the shares held of record by ARCH in which it does not have an actual pecuniary interest. By virtue of their relationship as affiliated entitles who have overlapping general partners and managing directors, each of ARCH, GPLP and GPLLC may be deemed to share the power to direct the disposition and vote of the shares held by ARCH. Keith Crandell, Clinton Bybee and Robert Nelsen are the managing directors of the GPLLC, and may be deemed to beneficially own certain of the shares held of record by ARCH. The managing directors disclaim beneficial ownership of all shares held of record by ARCH in which they do not have an actual pecuniary interest. As individual general partners or managing directors of each of GPLP and GPLLC, each managing director may also be deemed to share the power and direct the disposition and vote of the shares held by ARCH. Two employees of ARCH Venture Corporation, Steve Gillis and Kristina Burow, directly own shares of our stock or options to purchase our stock. Mr. Gillis and Ms. Burow also own interests in the GPLP. Mr. Gillis and Ms. Burow do not have voting or disposition authority of the shares held by ARCH. Mr. Gillis served as acting Chief Executive Officer of Ikaria Research, Inc. from August 2006 until May 2007.

(4)
Consists of 3,261,088 shares of series A preferred stock and 4,390,864 shares of series B preferred stock held by Venrock IV, 80,124 shares of series A preferred stock and 107,884 shares of series B preferred stock held by Venrock Entrepreneurs, and 665,038 shares of series A preferred stock and 895,434 shares of series B preferred stock held by Venrock Partners. As the general partners of

  Venrock IV, Venrock Entrepreneurs and Venrock Partners, respectively, Venrock Management IV, LLC, VEF Management IV, LLC and Venrock Partners Management, LLC, or the General Partners, may be deemed to beneficially own all of the shares held by the Venrock Entities. Each General Partner disclaims beneficial ownership of the Shares except to the extent of its indirect pecuniary interest therein. Bryan E. Roberts, a member of our board of directors, is a member of each of the General Partners and may be deemed to beneficially own all of the shares held by the Venrock Entities. Dr. Roberts disclaims beneficial ownership of the shares held by the Venrock Entities except to the extent of his indirect pecuniary interest therein.

(5)
Since the Controlling Entities intend to report that they hold their shares as part of a group, after the closing of the offering, the Controlling Entities will be deemed a group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) for the purposes of reporting beneficial ownership of our securities.

(6)
Includes 218,750 shares of common stock issuable upon the exercise of stock options within 60 days of September 30, 2010.

(7)
Includes 150,000 shares of common stock issuable upon the exercise of stock options within 60 days of September 30, 2010. Includes 40,000 shares of common stock held by the Matthew M. Bennett Living Trust u/a dated September 12, 2008.

(8)
Includes 95,000 shares of common stock issuable upon the exercise of stock options within 60 days of September 30, 2010.

(9)
Includes 225,000 shares of common stock issuable upon the exercise of stock options within 60 days of September 30, 2010.

(10)
Consists of 330,000 shares of common stock issuable upon the exercise of stock options within 60 days of September 30, 2010.

(11)
Consists of 15,918,669 shares of series B preferred stock held by Linde. Aldo Belloni is a member of the Executive Board of Linde AG. Linde is an indirect wholly-owned subsidiary of Linde AG. Dr. Belloni disclaims beneficial ownership of all shares held by Linde, except to the extent of his pecuniary interest therein.

(12)
Consists of 43,296,725 shares of series B preferred stock held by New Mountain Partners, 3,389,071 shares of series B preferred stock held by Allegheny New Mountain and 783,007 shares of series B preferred stock held by New Mountain Affiliated. Michael Flaherman is a member of New Mountain Investments II, L.L.C., the general partner of each of the New Mountain Entities. New Mountain Investments II, L.L.C. has decision-making power over the disposition and voting of shares of portfolio investments of each of the New Mountain Entities. Mr. Flaherman disclaims beneficial ownership over the shares held by the New Mountain Entities, except to the extent of his pecuniary interest therein.

(13)
Consists of 4,037,500 shares of series A preferred stock and 5,394,182 shares of series B preferred stock held by ARCH. Robert T. Nelsen is a managing director of ARCH Venture Partners VI, LLC, or the GPLLC, the general partner of ARCH Venture Partners VI, L.P., or the GPLP. The GPLP is the sole general partner of ARCH, and as such may be deemed to beneficially own certain of the shares held of record by ARCH. The GPLLC, as the sole general partner of the GPLP, may be deemed to beneficially own certain of the shares held of record by ARCH. By virtue of their relationship as affiliated entities who have overlapping general partners and managing directors, each of ARCH, GPLP and GPLLC may be deemed to share the power to direct the disposition and vote of the shares held by ARCH. Mr. Nelsen is a managing director of the GPLLC, and may be deemed to beneficially own certain of the shares held of record by ARCH. Mr. Nelsen disclaims beneficial ownership of all shares held of record by ARCH in which he does not have an actual pecuniary interest. As a managing director of the GPLLC, Mr. Nelsen may also be deemed to share the power to direct the disposition and vote of the shares held by ARCH.

(14)
Consists of 3,261,088 shares of series A preferred stock and 4,390,864 shares of series B preferred stock held by Venrock IV, 80,124 shares of series A preferred stock and 107,884 shares of series B preferred stock held by Venrock Entrepreneurs, and 665,038 shares of series A preferred stock and 895,434 shares of series B preferred stock held by Venrock Partners. Bryan E. Roberts, Ph.D. is a member of Venrock Management IV, LLC, VEF Management IV, LLC and Venrock Partners Management LLC, the general partners of Venrock IV, Venrock Entrepreneurs and Venrock Partners, respectively, or the General Partners. The General Partners may be deemed to beneficially own all of the shares held by the Venrock Entities. Dr. Roberts, a member of our board, as a member of each of the General Partners, may be deemed to beneficially own all of the shares held by the Venrock Entities. Dr. Roberts disclaims beneficial ownership of the shares held by the Venrock Entities except to the extent of his indirect pecuniary interest therein.

(15)
Consists of 43,296,725 shares of series B preferred stock held by New Mountain Partners, 3,389,071 shares of series B preferred stock held by Allegheny New Mountain and 783,007 shares of series B preferred stock held by New Mountain Affiliated. Alok Singh is a member of New Mountain Investments II, L.L.C., the general partner of each of the New Mountain Entities. New Mountain Investments II, L.L.C. has decision-making power over the disposition and voting of shares of portfolio investments of each of the New Mountain Entities. Mr. Singh disclaims beneficial ownership over the shares held by the New Mountain Entities, except to the extent of his pecuniary interest therein.

(16)
Consists of 43,296,725 shares of series B preferred stock held by New Mountain Partners, 3,389,071 shares of series B preferred stock held by Allegheny New Mountain and 783,007 shares of series B preferred stock held by New Mountain Affiliated and 22,500 shares of common stock issuable upon the exercise of stock options within 60 days of September 30, 2010. Randy Thurman, a member of our board of directors, is a senior advisor of New Mountain Capital, L.L.C. New Mountain Capital, L.L.C. is the manager of each of the New Mountain Entities. Mr. Thurman disclaims beneficial ownership of all shares held by the New Mountain Entities, except to the extent of his pecuniary interest therein.

(17)
Consists of 22,500 shares of common stock issuable upon the exercise of stock options within 60 days of September 30, 2010.

(18)
Includes an aggregate of 820,000 shares of common stock issuable upon the exercise of stock options within 60 days of September 30, 2010.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock and provisions of our certificate of incorporation and by-laws are summaries and are qualified by reference to the certificate of incorporation and the by-laws that will be in effect upon the closing of this offering. We have filed copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part. The description of the capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

        Upon the closing of this offering, our authorized capital stock will consist of 500 million shares of our common stock, par value $0.01 per share, and five million shares of our preferred stock, par value $0.01 per share, of which 100 shares will be designated as series C-1A special voting convertible preferred stock; 100 shares will be designated as series C-1B special voting convertible preferred stock; 100 shares will be designated as series C-1C special voting convertible preferred stock; 300 shares will be designated as series C-2 special voting convertible preferred stock; 300 shares will be designated as series C-3 special voting convertible preferred stock; and 300 shares will be designated as series C-4 special voting convertible preferred stock. We refer to (i) our series C-1A special voting convertible preferred stock, series C-1B special voting convertible preferred stock and series C-1C special voting convertible preferred stock collectively as our series C-1 special voting convertible preferred stock and (ii) our series C-1 special voting convertible preferred stock, series C-2 special voting convertible preferred stock, series C-3 special voting convertible preferred stock and series C-4 special voting convertible preferred stock collectively as our series C special voting convertible preferred stock.

        As of September 30, 2010, after giving effect to the    -for-    reverse split of our voting common stock and non-voting common stock, there were outstanding:

  •
  3,733,081 shares of our voting common stock held by 13 stockholders of record;

  •
  1,506,514 shares of our non-voting common stock held by 70 stockholders of record;

  •
  11,361,250 shares of our series A preferred stock that are convertible into 11,361,250 shares of our common stock;

  •
  76,980,811 shares of our series B preferred stock that are convertible into 76,980,811 shares of our common stock; and

  •
  1,200 shares of our series C special voting convertible preferred stock.

        As of September 30, 2010, there were outstanding:

  •
  stock options to purchase an aggregate of 10,753,491 shares of our common stock with a weighted average exercise price of $6.10 per share, excluding stock options to purchase 580,000 shares of our common stock that will be granted on the first day our common stock is traded on The NASDAQ Global Market;

  •
  restricted stock units for 1,368,725 shares of our common stock; and

  •
  a warrant to purchase 60,000 shares of our series A preferred stock issued to SVB Financial Group at an exercise price of $1.00 per share.

        Upon the closing of this offering:

  •
  all of the outstanding shares of our non-voting common stock will convert into                shares of our common stock;

  •
  all of the outstanding shares of our series A preferred stock will convert into                shares of our common stock;

  •
  all of the outstanding shares of our series B preferred stock will convert into                shares of our common stock;

  •
  all of the outstanding shares of our series C special voting convertible preferred stock will remain outstanding;

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  all of the outstanding shares of our non-voting common stock will automatically convert into                 shares of our common stock; and

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  the warrant held by SVB Financial Group to purchase an aggregate of          shares of our common stock at an exercise price of $        per share will remain outstanding.

Common Stock

        Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, with the exception of certain amendments to the certificate of incorporation relating to outstanding preferred stock and the election of certain directors. Holders of our common stock do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

        In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of series C special voting convertible preferred stock, as described below, and the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

        Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

        The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock.

Series C Special Voting Convertible Preferred Stock

  Voting

        Under the terms of our certificate of incorporation, holders of our series C special voting convertible preferred stock are not entitled to vote on any matter submitted to a vote of the stockholders, except as set forth below. In connection with any right to vote as a single class, each holder of series C special voting convertible preferred stock is entitled to one vote for each share of the applicable series of series C special voting convertible preferred stock held.

  Election and Removal of Directors

        The New Mountain Entities, together with their affiliate transferees and certain other permitted transferees, holding shares of our series C-1A special voting convertible preferred stock, voting as a separate class, are entitled to elect one director, until such holders of C-1A special voting convertible preferred stock beneficially own less than 15% of our outstanding common stock (as set forth as outstanding on the cover of our then most recently filed annual report on Form 10-K or quarterly report on Form 10-Q). The New Mountain Entities, together with their affiliate transferees and certain other permitted transferees, holding shares of our series C-1B special voting convertible preferred stock, voting as a separate class, are entitled to elect one director, until such holders of C-1B special voting convertible preferred stock beneficially own less than 5% of our outstanding common stock (as set forth as outstanding on the cover of our then most recently filed annual report on Form 10-K or quarterly report on Form 10-Q). The New Mountain Entities, together with their affiliate transferees and certain other permitted transferees, holding shares of our series C-1C special voting convertible preferred stock, voting as a separate class, are entitled to elect one director, until such holders of C-1C special voting convertible preferred stock beneficially own no shares of our outstanding common stock (as set forth as outstanding on the cover of our then most recently filed annual report on Form 10-K or quarterly report on Form 10-Q). See "—Conversion" for a description of the permitted transferees. Upon the completion of this offering, we expect the holders of our series C-1 special voting convertible preferred stock to beneficially own approximately        % of our outstanding common stock (or       % if the underwriters exercise in full their option to purchase additional shares from us).

        ARCH, together with its affiliate transferees, holding shares of our series C-2 special voting convertible preferred stock, voting as a separate class, are entitled to elect one director, until such holders of C-2 special voting convertible preferred stock beneficially own less than 5% of our outstanding common stock (as set forth as outstanding on the cover of our then most recently filed annual report on Form 10-K or quarterly report on Form 10-Q). Upon the completion of this offering, we expect the holders of our series C-2 special voting convertible preferred stock to beneficially own approximately        % of our outstanding common stock (or      % if the underwriters exercise in full their option to purchase additional shares from us).

        The Venrock Entities, together with their affiliate transferees, holding shares of our series C-3 special voting convertible preferred stock, voting as a separate class, are entitled to elect one director, until such holders of C-3 special voting convertible preferred stock beneficially own less than 5% of our outstanding common stock (as set forth as outstanding on the cover of our then most recently filed annual report on Form 10-K or quarterly report on Form 10-Q). Upon the completion of this offering, we expect the holders of our series C-3 special voting convertible preferred stock to beneficially own approximately        % of our outstanding common stock (or      % if the underwriters exercise in full their option to purchase additional shares from us).

        Linde, together with its affiliate transferees, holding shares of our series C-4 special voting convertible preferred stock, voting as a separate class, are entitled to elect one director, until such holders of C-4 special voting convertible preferred stock beneficially own less than 5% of our outstanding common stock (as set forth as outstanding on the cover of our then most recently filed annual report on Form 10-K or quarterly report on Form 10-Q). Upon the completion of this offering, we expect the holders of our series C-4 special voting convertible preferred stock to beneficially own approximately        % of our outstanding common stock (or      % if the underwriters exercise in full their option to purchase additional shares from us).

        The rights of the holders of our series C special voting convertible preferred stock to elect directors may be exercised either at a special meeting of the applicable series of series C special voting convertible preferred stock, at any annual meeting of our stockholders held for the purpose of electing directors, or by written consent of the holders of the applicable series of series C special voting convertible preferred stock. Any director elected by the holders of series C special voting convertible preferred stock pursuant to our certificate of incorporation may be removed without cause only by the holders of the applicable series of series C special voting convertible preferred stock. The rights of the holders of our series C special voting convertible preferred stock to remove directors without cause may be exercised either at a special meeting of the applicable series of series C special voting convertible preferred stock or by written consent of the holders of the applicable series of series C special voting convertible preferred stock. In case of a vacancy occurring in the office of any director elected by our series C special voting convertible preferred stockholders, the holders of the applicable series of series C special voting convertible preferred stock may elect a successor to hold office for the unexpired term of such director. All actions taken by the holders of the applicable series of series C special voting convertible preferred stock are to be taken by the affirmative vote, or by written consent, of holders of a majority of the issued and outstanding shares of the applicable series of series C special voting convertible preferred stock.

  Amendments

        We may not (i) amend, repeal or change the rights, preferences or privileges of the shares of the applicable series of series C special voting convertible preferred stock in any manner that would adversely affect the applicable series of series C special voting convertible preferred stock in a manner different from the effect on any other series of capital stock, or (ii) increase or decrease the total amount of authorized shares of the applicable series of series C special voting convertible preferred stock, without the consent of more than 50% of the issued and outstanding shares of the applicable series of series C special voting convertible preferred stock. We may not redeem any shares of series C special voting convertible perferred stock.

  Liquidation

        In the event of our liquidation or dissolution, the holders of series C special voting convertible preferred stock are entitled to receive, prior and in preference to any payments to holders of common stock, $0.3333 for each share of series C special voting convertible preferred stock held by such holder. For purposes of our certificate of incorporation, the sale, conveyance, exchange, lease, transfer or other disposition of all or substantially all of our property or assets or our consolidation or merger will be deemed to be a liquidation, except that any transaction in which our stockholders immediately prior to such transaction own shares representing more than 50% of the voting power of the outstanding shares of the surviving or acquiring corporation following the transaction will not deemed to be a liquidation. Holders of series C special voting convertible preferred stock have no preemptive, subscription or redemption rights and are not entitled to receive any dividends.

  Conversion

        Each share of series C special voting convertible preferred stock is convertible, at the option of the holder, at any time, into 0.3333 shares of our common stock.

        Each share of series C special voting convertible preferred stock will automatically convert into 0.3333 shares of our common stock upon certain events, including the following:

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  any sale or other transfer, other than (i) transfers to affiliates of the initial holders of series C special voting convertible preferred stock, (ii) a transfer by the New Mountain Entities and their affiliates holding shares of our series C-1A special voting convertible preferred stock of all (and not less than all) shares of series C-1A preferred stock then outstanding when such shares are transferred with at least one-third of the aggregate number of shares of our common stock that were issued upon conversion of the shares of our series B preferred stock originally purchased by the New Mountain Entities and that are beneficially owned by the New Mountain Entities and their affiliates holding shares of our series C-1A special voting convertible preferred stock immediately prior to such transfer, (iii) a transfer by the New Mountain Entities and their affiliates holding shares of our series C-1B special voting convertible preferred stock of all (and not less than all) shares of series C-1B special voting convertible preferred stock then outstanding when such shares are transferred with at least one-third of the aggregate number of shares of our common stock that were issued upon conversion of the shares of our series B preferred stock originally purchased by the New Mountain Entities and that are beneficially owned by the New Mountain Entities and their affiliates holding shares of our series C-1B special voting convertible preferred stock immediately prior to such transfer, or (iv) a transfer by the New Mountain Entities and their affiliates holding shares of our series C-1C special voting convertible preferred stock of all (and not less than all) shares of series C-1C special voting convertible preferred stock then outstanding when such shares are transferred with at least one-third of the aggregate number of shares of our common stock that were issued upon conversion of the shares of our series B preferred stock originally purchased by the New Mountain Entities and that are beneficially owned by the New Mountain Entities and their affiliates holding shares of our series C-1C special voting convertible preferred stock immediately prior to such transfer; and

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  when the applicable series of series C special voting convertible preferred stock no longer has the right to elect directors pursuant to the certificate of incorporation.

Warrant

        As of September 30, 2010, we had an outstanding warrant to purchase an aggregate of 60,000 shares of our series A preferred stock at an exercise price of $1.00 per share held by SVB Financial Group. This warrant, which will be amended and restated upon the closing of the offering, will remain outstanding for the purchase of 60,000 shares of our common stock. This warrant provides for adjustments in the event of specified mergers, reorganizations, reclassifications, stock dividends, stock splits or other changes in our corporate structure. This warrant also provides for cashless exercise and expires on January 31, 2016.

Options and Other Equity Awards

        As of September 30, 2010, options to purchase 10,753,491 shares of our common stock at a weighted average exercise price of $6.10 per share were outstanding and restricted stock units for 1,368,725 shares of common stock.

Required Participation in Sales of the Company

        If the New Mountain Entities propose to sell at least 80% of their shares of our common stock issued upon conversion of their series B preferred stock to a third party (which would represent, together with any other shares of capital stock proposed to be transferred, more than 50% of our outstanding capital stock) or we propose to sell or otherwise transfer for value all or substantially all of our stock, assets or business to a third party, then the New Mountain Entities at their option may require (i) in the case of a sale of capital stock by the New Mountain Entities, that each of our current stockholders sell a proportionate amount of such stockholder's shares of capital stock and waive any appraisal right that it may have in connection with the transaction and (ii) in any case, if stockholder approval of the transaction is required and our stockholders are entitled to vote thereon, that that each of our current stockholders vote all of such stockholder's shares of our capital stock in favor of such transaction. Following the completion of this offering, these rights will terminate when the New Mountain Entities and their assignees beneficially own less than 20% of our outstanding common stock (as set forth as outstanding on the cover of our then most recently filed annual report on Form 10-K or quarterly report on Form 10-Q). See "Certain Relationships and Related Person Transactions—Investor

Stockholders Agreement" and "—Common Stockholders Agreement" included elsewhere in this prospectus.

Registration Rights

  Investor Stockholders Agreement

        We have entered into an investor stockholders agreement with holders of our preferred stock, including our 5% stockholders and their affiliates and entities affiliated with our directors. Upon the closing of this offering, holders of a total of 88,342,061 shares of our common stock as of September 30, 2010 that are issuable upon conversion of our series A preferred stock and series B preferred stock will have the right to require us to register these shares under the Securities Act under specified circumstances. We refer to such shares of common stock as registrable shares. After registration pursuant to these rights, these registrable shares will become freely tradable without restriction under the Securities Act.

        Demand Registration Rights.    At any time after the closing of this offering, subject to specified limitations, the holders of a majority of our currently outstanding common stock, which were issued upon conversion of our series B preferred stock upon the closing of this offering, may demand that we register all or a portion of their registrable shares under the Securities Act up to five times and the holders of a majority of our currently outstanding common stock, which were issued upon conversion of our series A preferred stock upon the closing of this offering, may demand that we register all or a portion of their registrable shares under the Securities Act up to two times.

        Incidental Registration Rights.    If, at any time after the closing of this offering, we propose to register shares of our common stock under the Securities Act, the holders of registrable shares will be entitled to notice of the registration and, subject to specified exceptions, have the right to require us to register all or a portion of the registrable shares then held by them. In the event that any registration in which the holders of registrable shares participate pursuant to our investor stockholders agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

        Expenses.    Pursuant to the investor stockholders agreement, we are required to pay all registration expenses other than any underwriting discounts and commissions, related to any demand or incidental registration. We are also required to indemnify each participating holder with respect to each registration of registrable shares that is effected.

        Assignability.    The registration rights under the investor stockholders agreement may be assigned by each of the New Mountain Entities, Arch, the Venrock Entities and Linde to a person or entity who purchases, in a private transaction, at least 2,000,000 shares of registrable securities from the assignor, provided, that the assignee agrees to be bound by the registration rights, required sale and miscellaneous provisions of the investor stockholders agreement. Further, the registration rights under the investor stockholders agreement may also be assigned by any such assignee to another person or entity who purchases, in a private transaction, at least 2,000,000 shares of registrable securities from that assignor, provided, that such secondary assignee agrees to be bound by the registration rights, required sale and miscellaneous provisions of the investor stockholders agreement. The secondary assignee may not assign its registration rights to any other person or entity.

  Common Stockholders Agreement

        Under the common stockholders agreement, each stockholder party to the agreement may participate proportionately in any public offering of our common stock pursuant to the registration rights of the Preferred Investors but only to the extent the managing underwriter advises us in writing that the sale of such additional shares would not adversely affect such public offering or require the

Preferred Investors to reduce their participation in such offering and at a percentage no greater than the percentage of shares being sold by the Preferred Investors.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation

        Delaware law, our restated certificate of incorporation and our bylaws contain provisions that could have the effect of delaying or discouraging another party from acquiring control of us. These provisions, which are summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

  Classified Board; Removal of Directors

        Our certificate of incorporation and our bylaws divide our board of directors into three classes with staggered three-year terms. In addition, pursuant to our certificate of incorporation, subject to certain conditions, the holders of series C special voting convertible preferred stock are entitled to elect up to six members of our board. See "Description of Capital Stock—Series C Special Voting Convertible Preferred Stock." Subject to the rights of the holders of the series C special voting convertible preferred stock or any other series of preferred stock then outstanding, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

        The classification of our board of directors, the rights of the holders of series C special voting convertible preferred stock and the limitations on the filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

        Subject to the rights of the holders of our series C special voting convertible preferred stock or any other series of our preferred stock then outstanding, (i) prior to the first time that the New Mountain Entities and their affiliate transferees holding series C-1 special voting convertible preferred stock beneficially own less than 15% of our outstanding common stock (as set forth as outstanding on the cover of our then most recently filed annual report on Form 10-K or quarterly report on Form 10-Q), any director may be removed, with or without cause, by the affirmative vote of the holders of a majority of the outstanding shares of our common stock and preferred stock, voting together as a single class, provided that any director elected by the New Mountain Entities, ARCH, the Venrock Entities or Linde may only be removed without cause by the affirmative vote of a majority of the outstanding shares held by the applicable electing entity, voting as a separate class, and (ii) thereafter, directors may be removed only for cause and only by holders of at least 75% of the outstanding shares of our common stock (as set forth as outstanding on the cover of our then most recently filed annual report on Form 10-K or quarterly report on Form 10-Q), provided that any director elected by the New Mountain Entities, ARCH, the Venrock Entities or Linde may also be removed without cause by the affirmative vote of a majority of the outstanding shares held by the applicable electing entity, voting as a separate class. For a description of the rights of holders of our series C special voting convertible preferred stock to remove directors, see "Description of Capital Stock—Series C Special Voting Convertible Preferred Stock—Election and Removal of Directors.")

  Action; Special Meeting of Stockholders

        Our bylaws provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders, except for the election of directors by the holders of Series C special voting convertible preferred stock. Our bylaws also provide that, except as otherwise required by law, special meetings of our stockholders may only be called by our chairman of the board, our chief executive officer or our board of directors.

  Advance Notice Requirements for Stockholder Proposals

        Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. This written notice must contain certain information specified in our bylaws. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

  Delaware Business Combination Statute

        From and after the first time that the New Mountain Entities and their affiliate transferees holding series C-1 preferred stock beneficially own less than 15% of our outstanding common stock (as set forth as outstanding on the cover of our then most recently filed annual report on Form 10-K or quarterly report on Form 10-Q), we will be subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless (i) the interested stockholder attained such status with the approval of our board of directors, (ii) the business combination is approved by our board of directors and stockholders in a prescribed manner or (iii) the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of our assets, and other transactions resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

  Authorized But Unissued Shares

        Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The Nasdaq Global Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

NASDAQ Global Market

        We have applied to have our common stock listed on The NASDAQ Global Market under the symbol "IKAR."

DESCRIPTION OF INDEBTEDNESS

        We, and our subsidiary Ikaria Acquisition Inc., entered into a first lien credit facility on May 14, 2010, pursuant to the terms of the new Credit Agreement. This summary is not a complete description of all of the terms governing the new Credit Agreement. The new Credit Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and it should be consulted for the precise terms governing the credit extended to us under the new Credit Agreement.

        The new Credit Agreement consists of (i) a senior secured term loan, or the new term loan, in an aggregate principal amount of $250.0 million, which matures on May 14, 2016 and (ii) a senior secured revolving credit facility in an aggregate principal amount of up to $40.0 million, or the Revolving Facility, which matures on May 14, 2015. We entered into this new Credit Agreement to provide us with additional business flexibility for acquisitions, in-licensing transactions and capital expenditures, to extend the maturities of our previous term loan and revolving line of credit, and to return capital to our investors while maintaining our equity ownership structure. Ikaria Acquisition, Inc. is the borrower under the Credit Agreement. The new term loan principal is payable in semi-annual installments on November 30 and May 31 in the amount of $6.3 million for each of the first two installments, and $12.5 million for each installment thereafter, as may be adjusted in accordance with the new Credit Agreement, with the remaining amount payable in full on May 14, 2016. As of September 30, 2010, the entire new term loan amount of $250.0 million was outstanding and no balance was outstanding under the Revolving Facility. As of September 30, 2010, $1.0 million in letters of credit were issued against the Revolving Facility.

        The obligations under the new Credit Agreement are, subject to the terms and conditions of the new Credit Agreement and a guarantee and collateral agreement among us, Ikaria Acquisition, Inc., as borrower, certain of our other subsidiaries from time to time and Credit Suisse as the collateral agent, dated as of May 14, 2010, or the Guarantee and Collateral Agreement, guaranteed by us and our current and future subsidiaries (subject to certain exceptions as set forth in the new Credit Agreement and the Guarantee and Collateral Agreement). Our and our subsidiaries' obligations under the new Credit Agreement and the guarantees are secured on a first-priority basis by security interests in substantially all the assets owned by us and each of our subsidiaries, as applicable, subject to certain permitted liens and other exceptions as set forth in the new Credit Agreement and the Guarantee and Collateral Agreement.

        Borrowings under the new Credit Agreement bear interest at a rate equal to, at our option (a) an adjusted LIBOR for a one, two, three or six month period, which will be a minimum of 2.00%, plus 5.00% per annum on the new term loan or 4.25% on loans under the Revolving Facility, or (b) the Alternate Base Rate (which is the greater of (x) Credit Suisse's prime rate, (y) the federal funds rate plus 0.50% per annum, or (z) 1.00% plus an adjusted LIBOR for a three month interest period (which will be a minimum of 2.00%)), plus 4.00% per annum on the new term loan or 3.25% per annum on loans under the Revolving Facility. If we fail to pay when due any amount due under the new Credit Agreement, we will be obligated to pay default interest. In addition to paying interest under the new Credit Agreement, we are also required to pay certain fees in connection with the new Credit Agreement, including a commitment fee equal to 0.75% per annum on the revolving credit commitments (whether used or unused), certain letter of credit fees and certain administrative fees.

        We are required to use 100% of the net cash proceeds we receive from certain asset sales outside the ordinary course of business, and, for each fiscal year beginning with the year ending December 31, 2011, 75% of excess cash flow, as defined in the new Credit Agreement (reducing to 50% if the leverage ratio, as defined in the new Credit Agreement, was less than 2.00 to 1.00 as of the end of relevant fiscal year), to prepay the new term loan (or, in the case of asset sales, to reinvest such proceeds in productive assets), subject to the terms and conditions of the new Credit Agreement. If, at the time of certain equity issuances, the leverage ratio (after giving effect to such equity issuance and the use of proceeds thereof) would be greater than 2.00 to 1.00, we are required to prepay the new term loan in an amount equal to 100% of the net cash proceeds from such equity issuance (or such lesser percentage as shall be necessary to reduce the leverage ratio to 2.00 to 1.00. We have the right, at our option, to prepay the obligations under the new Credit Agreement at any time upon specified notice.

        The new Credit Agreement requires us to maintain a minimum interest coverage ratio, limits our maximum leverage ratio, limits our maximum annual capital expenditures, and restricts the amount we may incur in new drug licensing costs and expenses. The new Credit Agreement contains a number of affirmative and restrictive covenants including reporting requirements, limitations on restricted payments and restrictive agreements, limitations on liens and sale-leaseback transactions, limitations on loans and investments, limitations on debt, the issuance of disqualified capital stock, guarantees and hedging arrangements, limitations on mergers, acquisitions and asset sales, limitations on transactions with our affiliates, limitations on changes in business, limitations on amendments and waivers of certain agreements, and limitations on waivers and payments of debt that is subordinate to our obligations under the new Credit Agreement.

        Borrrowing or issuance of letters of credit under the Revolving Facility are subject to customary conditions, including the accuracy of representations and absence of defaults.

        The new Credit Agreement contains events of default which could trigger the acceleration of the obligations or exercise of other remedies by the collateral agent or lenders, including default arising from the inaccuracy of representations and warranties, payment default, breach of the provisions of the new Credit Agreement and related documents, cross-default provision with respect to other material indebtedness, bankruptcy and insolvency, judgment default, default based on ERISA events, default based on the unenforceability, invalidity or revocation of a guarantee, any applicable subordination agreement or any security interests, and the occurrence of a change in control (as defined in the new Credit Agreement).

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options and warrants, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

        Upon the closing of this offering, we will have outstanding                        shares of our common stock, after giving effect to the issuance of                        shares of our common stock in this offering and the automatic conversion of all outstanding shares of our series A preferred stock and series B preferred stock and non-voting common stock into an aggregate of                         shares of our common stock, and assuming no exercise of options outstanding after                    , and no exercise of the warrant outstanding as of                    , 2010 held by SVB Financial Group.

        Of the shares to be outstanding immediately after the closing of this offering,                        shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining                        shares of our common stock are "restricted securities" under Rule 144. Substantially all of these restricted securities will be subject to the 180-day lock-up period described below.

        After the 180-day lock-up period, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act.

Rule 144

        In general, a person who has beneficially owned shares of our common stock for at least six months would be entitled to sell their shares of common stock in the public market provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are and have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and have filed all required reports during that time period. In addition, a person who has beneficially owned shares of our common stock for at least 12 months would be entitled to sell their shares of common stock in the public market provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale. Persons who have beneficially owned shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of either of the following:

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  1% of the number of shares of our common stock then outstanding (approximately                        shares immediately after this offering); or

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  the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and have filed all required reports during that time period. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

        Approximately                        shares of our common stock that are not subject to the lock-up agreements described below will be eligible for sale immediately upon the closing of this offering.

        Upon expiration of the 180-day lock-up period described below, approximately                        shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

        In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors, other than our affiliates, who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the various restrictions, including the availability of public information about us, holding period and volume limitations, contained in Rule 144. Subject to the 180-day lock-up period described below, approximately                        shares of our common stock will be eligible for sale in accordance with Rule 701.

Lock-up Agreements

        We and each of our directors and executive officers and holders of approximately    % of our outstanding common stock have agreed that, without the prior written consent of representatives of the underwriters on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, subject to extension in specified circumstances:

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  offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock; or

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  engage in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of our common stock.

        The lock-up restrictions, specified exceptions and the circumstances under which the 180-day lock-up period may be extended are described in more detail under "Underwriting."

Registration Rights

        We are party to a number of agreements that provide for registration rights for certain of our stockholders (including both demand and incidental registration rights). See "Certain Relationships and Related Person Transactions—Investor Stockholders Agreement" and "—Common Stockholders Agreement" included elsewhere in this prospectus.

        Following this offering, holders of an aggregate of                         shares of our outstanding common stock and common stock issuable upon conversion of our outstanding warrant and series A preferred stock and series B preferred stock, will have the right to require us to register these shares under the Securities Act under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See "Description of Capital Stock—Registration Rights" for additional information regarding these registration rights.

Stock Options and Other Equity Awards

        As of September 30, 2010, we had outstanding options to purchase 10,753,491 shares of our common stock, of which options to purchase 5,649,117 shares were vested. As of September 30, 2010,

we also had outstanding restricted stock units for 1,368,725 shares of our common stock, none of which were vested. Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of our common stock subject to outstanding options and options and other awards issuable pursuant to our stock plans. See "Executive Compensation—Stock Option and Other Compensation Plans" for additional information regarding these plans. Accordingly, shares of our common stock registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Warrant

        Upon the closing of this offering, and after giving effect to the conversion of our series A preferred stock into common stock, the warrant to purchase an aggregate of 60,000 shares of our common stock at an exercise price of $1.00 per share by SVB Financial Group, which will be amended and restated upon the closing of the offering, will remain outstanding. Any shares purchased pursuant to the cashless exercise features of this warrant will be freely tradable under Rule 144, subject to the 180-day lock-up period described above.

CERTAIN MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

        The following is a general discussion of certain material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their purchase, ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock who is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust if (1) a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all of the trust's substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset, generally property held for investment.

        This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

  •
  insurance companies;

  •
  tax-exempt organization;

  •
  financial institutions;

  •
  brokers or dealers in securities;

  •
  pension plans;

  •
  controlled foreign corporations;

  •
  passive foreign investment companies;

  •
  owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

  •
  certain U.S. expatriates.

        In addition, this discussion does not address the tax treatment of partnerships or persons who hold their common stock through partnerships or other pass-through entities for U.S. federal income tax purposes. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the acquisition, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

        There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

Distributions on Our Common Stock

        Distributions on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such holder's tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in "Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock."

        Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld which the non-U.S. holder may claim by timely filing a U.S. tax return with the IRS.

        Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so requires, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

        A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder's country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

        In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder's sale, exchange or other taxable disposition of shares of our common stock unless:

  •
  the gain is effectively connected with a U.S. trade or business and, if an applicable income tax treaty so requires, is attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non-U.S. holder is a non-U.S. corporation, the additional profits tax described above in "Distributions on Our Common Stock" also may apply;

  •
  the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence) on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any; or

  •
  we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder's holding period, if shorter) a "U.S. real property holding corporation" (as defined in the Code) unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly during the shorter of the 5-year period ending on the date of the disposition and the period that the non-U.S. holder held our common stock and we were a U.S. real property holding corporation during such period. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may withhold 10% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

        Shares of our common stock that are owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, are considered U.S. situs assets and will be included in the individual's gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

        Pursuant to recently enacted tax legislation and subject to future guidance, dividends and any gross proceeds realized upon the sale or other disposition of common stock paid to a non-U.S. holder after December 31, 2012 will be subject to a 30% withholding tax unless the non-U.S. holder complies with new requirements. Among other requirements, we would be required to obtain certain information from each non-U.S. holder to determine whether such non-U.S. holder is in compliance with (or meets an exception from) the requirements mandated by the legislation and any future guidance issued with respect thereto. The scope of the requirements remains unclear and potentially subject to material changes resulting from any future guidance. Non-U.S. holders are urged to consult their own advisors about the new requirements and the effect that such new requirements may have on the non-U.S. holders.

        Subject to the discussion in the preceding paragraph, we must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28% and scheduled to increase to 31% for taxable years 2011 and thereafter, with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in "Distributions on Our Common Stock," generally will be exempt from U.S. backup withholding.

        Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

        Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITING

        The company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co
Morgan Stanley & Co. Incorporated
Credit Suisse Securities (USA) LLC
Lazard Capital Markets LLC
Cowen and Company, LLC
Wedbush Securities Inc.
Soleil Securities Corporation
SunTrust Robinson Humphrey, Inc.

Total

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional            shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase            additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The company and its officers, directors, and holders of approximately            % of the company's common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

        The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

        Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company's historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        An application has been made to list the common stock on The NASDAQ Global Market under the symbol "IKAR".

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Conflicts of Interest

        Credit Suisse Securities (USA) LLC and certain of its affiliates are lenders under our credit agreement. We intend to repay a portion of the outstanding amount under our credit agreement using the net proceeds of this offering received by us. Because Credit Suisse Securities (USA) LLC or its affiliates or associated persons will receive more than 5% of the net proceeds of the offering received by us, the offering is made in compliance with Rule 2720 of the Conduct Rules of the NASD, as administered by FINRA. Neither Goldman, Sachs & Co. nor Morgan Stanley & Co. Incorporated, who will act as lead underwriters, nor any affiliates of Goldman, Sachs & Co. or Morgan Stanley & Co. Incorporated, have a conflict of interest as defined in Rule 2720. Therefore, a "qualified independent underwriter" will not be necessary for this offering.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  (d)
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

        The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

        The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses. Credit Suisse Securities (USA) LLC served as sole bookrunner and sole lead arranger and an affiliate of Credit Suisse Securities (USA) LLC serves as administrative agent, collateral agent and issuing bank under the company's credit agreement. SunTrust Bank served as co-syndication agent under the company's credit agreement.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        Lazard Frères & Co. LLC referred this offering to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby is being passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Ropes & Gray LLP, Boston, Massachusetts, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

        The consolidated financial statements of Ikaria, Inc. and subsidiaries (Successor) as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and the financial statements of INO Therapeutics, LLC (Predecessor) for the period January 1, 2007 through March 27, 2007, and related financial statement schedule, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of theses statements is qualified in all respects by this reference.

        You may read and copy the registration statement of which this prospectus is a part at the SEC's public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC's public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC's Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC.

IKARIA, INC.

Index to Consolidated Financial Statements

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2009 and 2008	F-3
Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007 (Successor), and the period January 1, 2007 through March 27, 2007 (Predecessor)	F-4

Consolidated Statements of Changes in Stockholders' Deficit for the years ended December 31, 2009, 2008 and 2007 (Successor) and Statement of Changes in Members' Equity for the period January 1, 2007 through March 27, 2007 (Predecessor)

F-5
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2009, 2008 and 2007 (Successor) and the period January 1, 2007 through March 27, 2007 (Predecessor)	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007 (Successor), and the period January 1, 2007 through March 27, 2007 (Predecessor)	F-7
Notes to Consolidated Financial Statements	F-8
Consolidated Balance Sheets as of June 30, 2010 and December 31, 2009 (Unaudited)	F-45
Consolidated Statements of Operations for the six months ended June 30, 2010 and 2009 (Unaudited)	F-46
Consolidated Statement of Changes in Stockholders' Deficit for the six months ended June 30, 2010 (Unaudited)	F-47
Consolidated Statements of Comprehensive Income for the six months ended June 30, 2010 and 2009 (Unaudited)	F-48
Consolidated Statements of Cash Flows for the six months ended June 30, 2010 and 2009 (Unaudited)	F-49
Notes to Consolidated Financial Statements (Unaudited)	F-50

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ikaria, Inc.:

        We have audited the accompanying consolidated balance sheets of Ikaria , Inc. and subsidiaries (Successor) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' deficit, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009 (Successor periods) and the statements of operations, changes in members' equity, comprehensive income (loss), and cash flows of INO Therapeutics LLC (Predecessor) for the period January 1, 2007 through March 27, 2007 (Predecessor period). These Successor consolidated financial statements and Predecessor financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Successor consolidated financial statements and Predecessor financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the Successor consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ikaria, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the Successor periods in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the Predecessor financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of INO Therapeutics LLC for the Predecessor period in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Short Hills, New Jersey
April 22, 2010

IKARIA, INC.

Consolidated Balance Sheets

(Amounts in thousands, except per share amounts)

	December 31, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$95,226	$51,651
Accounts receivable, net of allowances of $22,843 and $25,593, respectively	54,842	44,416
Due from related parties	783	282
Inventories	8,007	7,684
Prepaid expenses and other current assets	5,668	11,569
Deferred tax assets	8,769	8,295

Total current assets	173,295	123,897
Property, plant and equipment, net	43,933	41,183
Intangible assets, net	133,570	164,290
Deferred tax assets	114,474	108,384
Other assets	2,933	3,815

Total assets	$468,205	$441,569

Liabilities, Redeemable Preferred Stock and Stockholders' Deficit
Current liabilities:
Current portion of long-term debt	$1,807	15,843
Accounts payable	9,850	9,865
Income taxes payable	4,268	—
Other current liabilities	42,028	25,786

Total current liabilities	57,953	51,494
Long-term debt	173,914	175,720
Other liabilities	3,615	6,807

Total liabilities	235,482	234,021
Commitments and contingencies (Note 21)
Redeemable preferred stock, $0.01 par value per share:
Series A convertible preferred stock, 11,421 shares authorized, 11,361 shares issued and outstanding at December 31, 2009 and 2008, liquidation value of $11,361	32,152	32,152
Series B convertible preferred stock, 76,981 shares authorized, 76,981 shares issued and outstanding at December 31, 2009 and 2008, liquidation value of $356,775	356,777	356,777
Series C preferred stock, 1 shares authorized, issued and outstanding at December 31, 2009 and 2008, liquidation value of $1	1	1

Total redeemable preferred stock	388,930	388,930
Stockholders' deficit:
Common stock, $0.01 par value per share:
Voting common stock, 103,929 and 103,194 shares authorized at December 31, 2009 and 2008, respectively, 3,733 shares issued and outstanding at December 31, 2009 and 2008	37	37
Non-voting common stock, 11,860 and 11,125 shares authorized, 1,027 and 960 shares issued and outstanding at December 31, 2009 and 2008, respectively	10	10
Additional paid-in capital	32,795	21,225
Accumulated deficit	(187,150)	(200,129)
Accumulated other comprehensive loss	(1,899)	(2,525)

Total stockholders' deficit	(156,207)	(181,382)

Total liabilities, redeemable preferred stock and stockholders' deficit	$468,205	$441,569

The accompanying notes are an integral part of these consolidated financial statements.

IKARIA, INC.

Consolidated Statements of Operations

(Amounts in thousands, except per share amounts)

	Successor				Predecessor
	Year Ended December 31, 2009		Year Ended December 31, 2008	Year Ended December 31, 2007(1)	January 1 through March 27, 2007
Revenues:
Net sales		$274,342	$236,731	$158,479	$48,270
Other revenue		250	63	2,450	—

Total revenues		274,592	236,794	160,929	48,270

Operating costs and expenses:
Cost of sales		52,380	51,572	102,753	10,566
Selling, general and administrative		83,879	61,844	33,507	8,498
Research and development		75,421	68,538	35,202	8,763
Acquisition-related in-process research and development		—	—	271,637	—
Amortization of acquired intangibles		30,720	30,452	22,187	—
Other operating (income) expense, net		(410)	356	(66)	(57)

Total operating expenses		241,990	212,762	465,220	27,770

Income (loss) from operations		32,602	24,032	(304,291)	20,500
Interest (expense) income:
Interest income		385	229	187	63
Interest expense		(9,248)	(13,378)	(14,725)	—

Interest (expense) income, net		(8,863)	(13,149)	(14,538)	63

Income (loss) before income taxes		23,739	10,883	(318,829)	20,563
Income tax (expense) benefit		(10,760)	(1,288)	109,105	(8,517)

Net income (loss)		$12,979	$9,595	$(209,724)	$12,046

Net income (loss) attributable to common stockholders		$660	$479	$(209,724)
Net income attributable to series A preferred stockholders and series B preferred stockholders		12,319	9,116	—

Net income (loss)		$12,979	$9,595	$(209,724)

Net income (loss) per common share:
Basic net income (loss) per share		$0.14	$0.10	$(65.28)
Weighted average shares—Basic		4,735	4,643	3,213
Diluted net income (loss) per share		$0.14	$0.10	$(65.28)
Weighted average shares—Diluted		95,871	94,813	3,213
Unaudited pro forma net income per common share: (Note 17)
Basic net income per share	$
Weighted average shares—Basic
Diluted net income per share	$
Weighted average shares—Diluted

(1)
Although the consolidated statement of operations for the Successor is presented for the year ended December 31, 2007, it was not commercially active prior to the acquisition date of March 28, 2007.

The accompanying notes are an integral part of these consolidated financial statements.

IKARIA, INC.

Consolidated Statements of Changes in Stockholders' Deficit
for the Years Ended December 31, 2009, 2008 and 2007 (Successor) and

Statement of Changes in Members' Equity
for the Period January 1, 2007 through March 27, 2007 (Predecessor)

(Amounts in thousands)

				Non-Voting Common Stock
		Voting Common Stock
								Accumulated Other Comprehensive Income (Loss)
	Members' Equity	Shares	Par Value	Shares	Par Value	Additional Paid-In Capital	Accumulated Deficit		Total
Predecessor
Balance at January 1, 2007	$153,510
Net income	12,046
Dividend	(101,783)

Balance at March 27, 2007	$63,773

Successor
Balance at January 1, 2007		—	$—	—	$—	$—	$—	$—	$—
Net loss		—	—	—	—	—	(209,724)	—	(209,724)
Common stock and options issued for the acquisition of Ikaria Research, Inc.		3,733	37	—	—	12,354	—	—	12,391
Exercise of stock options		—	—	240	2	36	—	—	38
Common stock issued under the equity participation plan		—	—	637	7	2,940	—	—	2,947
Stock-based compensation		—	—	—	—	2,012	—	—	2,012

Balance at December 31, 2007		3,733	$37	877	$9	$17,342	$(209,724)	—	$(192,336)
Net income		—	—	—	—	—	9,595		9,595
Exercise of stock options		—	—	71	1	162	—	—	163
Stock-based compensation		—	—	—	—	3,621	—	—	3,621
Common stock issued under the equity participation plan		—	—	12	—	100	—	—	100
Unrealized loss on interest rate swap, net of $1,683 tax benefit		—	—	—	—	—	—	(2,525)	(2,525)

Balance at December 31, 2008		3,733	$37	960	$10	$21,225	$(200,129)	$(2,525)	$(181,382)
Net income		—	—	—	—	—	12,979	—	12,979
Exercise of stock options		—	—	44	—	5	—	—	5
Stock-based compensation		—	—	—	—	11,283	—	—	11,283
Tax benefit from stock option exercises		—	—	—	—	82	—	—	82
Common stock issued under the equity participation plan		—	—	23	—	200	—	—	200
Foreign currency translation gain, net of $81 tax expense		—	—	—	—	—	—	143	143
Unrealized gain on interest rate swap, net of $340 tax expense		—	—	—	—	—	—	483	483

Balance at December 31, 2009		3,733	$37	1,027	$10	$32,795	$(187,150)	$(1,899)	$(156,207)

The accompanying notes are an integral part of these consolidated financial statements.

IKARIA, INC.

Consolidated Statements of Comprehensive Income (Loss)

(Amounts in thousands)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	January 1 through March 27, 2007
Net income (loss)	$12,979	$9,595	$(209,724)	$12,046
Unrealized gain (loss) on interest rate swap, net of tax	483	(2,525)	—	—
Foreign currency translation gain, net of tax	143	—	—	—

Comprehensive income (loss)	$13,605	$7,070	$(209,724)	$12,046

The accompanying notes are an integral part of these consolidated financial statements.

IKARIA, INC.

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007(1)	January 1 through March 27, 2007
Cash flows from operating activities:
Net income (loss)	$12,979	$9,595	$(209,724)	$12,046
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of intangible assets	30,720	30,452	22,187	—
Depreciation	10,316	10,526	7,082	1,966
Amortization of deferred financing costs	921	784	907	—
Acquisition-related in-process research and development	—	—	271,637	—
Stock-based compensation and warrants, net	11,209	3,852	2,169	—
Loss on interest rate collar	—	304	742	—
Gain on disposal of property, plant and equipment, net	(392)	(400)	—	(163)
Deferred taxes	(6,986)	(219)	(109,650)	7,158
Other items, net	(451)	(63)	—	—
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable, net	(10,336)	2,316	(4,974)	(3,357)
Due from related parties	(501)	2,684	(2,498)	6,182
Inventories	(282)	(1,617)	68,056	28
Prepaid expenses and other current assets	5,866	4,946	(12,963)	(1,370)
Accounts payable and other current liabilities	15,076	5,245	9,958	(1,703)
Income taxes payable	4,268	—	—	—
Other liabilities	(973)	(883)	588	(1,211)

Net cash provided by operating activities	71,434	67,522	43,517	19,576

Cash flows from investing activities:
Acquisition of INO Therapeutics LLC	—	—	(505,082)	—
Acquisition of Ikaria Research, Inc.	—	—	(5)	—
Additions to property, plant and equipment	(13,715)	(13,858)	(5,545)	(1,286)
Purchases of intangible assets	—	(5,126)	—	—
Proceeds from the sale of property, plant and equipment	1,115	930	—	198

Net cash used in investing activities	(12,600)	(18,054)	(510,632)	(1,088)

Cash flows from financing activities:
Proceeds from issuance of series B preferred stock	—	—	279,971	—
Proceeds from exercise of stock options and issuance of common stock	205	263	2,985	—
Tax benefit on the exercise of stock options	82	—	—	—
Borrowings under bank debt	—	—	235,000	—
Repayment of debt	(15,843)	(1,950)	(41,487)	—
Payment of debt issuance costs	—	—	(5,484)	—
Increase in loan to related party	—	—	—	(17,209)

Net cash (used in) provided by financing activities	(15,556)	(1,687)	470,985	(17,209)

Effect of exchange rates on cash	297	—	—	—

Net increase in cash and cash equivalents	43,575	47,781	3,870	1,279
Cash and cash equivalents, at beginning of period	51,651	3,870	—	236

Cash and cash equivalents, at end of period	$95,226	$51,651	$3,870	$1,515

Supplemental disclosure of cash flow information:
Interest paid	$10,164	$10,455	$13,151	$—
Income taxes paid (refunded), net	$5,226	$(490)	$11,331	$3
Supplemental disclosure of non-cash investing and financing activities:
Stock issued for the acquisition of INO Therapeutics LLC	$—	$—	$73,777	$—
Stock, options and a warrant issued for the acquisition of Ikaria Research, Inc.	$—	$—	$47,714	$—
Conversion of loan to related party into dividend	$—	$—	$—	$101,783

(1)
Although the consolidated statement of cash flows for the Successor is presented for the year ended December 31, 2007, it was not commercially active prior to the acquisition date of March 28, 2007.

The accompanying notes are an integral part of these consolidated financial statements.

IKARIA, INC.

Notes to Consolidated Financial Statements

(1) Organization and Nature of the Business

General

        Ikaria, Inc., formerly known as Ikaria Holdings, Inc., referred to herein as Ikaria, includes the following wholly-owned subsidiaries: INO Therapeutics LLC, or INO, a specialty pharmaceutical company, Ikaria Research, Inc., formerly known as Ikaria, Inc., a development-stage biotechnology company, and Ikaria International, Inc., which has subsidiaries in Australia, Canada and Japan. The term Company refers to INO prior to March 28, 2007, also referred to as the Predecessor, and to Ikaria and its consolidated subsidiaries, also referred to as the Successor.

        The accompanying consolidated balance sheets, statements of operations, changes in stockholders' deficit, and members' equity, comprehensive income (loss) and cash flows are presented for both Successor and Predecessor periods. Financial information for the Successor periods relate to Ikaria and financial information for the Predecessor periods relate to INO. The consolidated financial statements of Ikaria and the financial statements of INO are both presented and referred to herein as consolidated financial statements for ease of reference.

        Ikaria was initially incorporated on August 18, 2006 and established for the purpose of acquiring INO and Ikaria Research, Inc. From August 18, 2006 through March 27, 2007, Ikaria did not conduct any commercial operations or issue any shares of stock. On March 28, 2007, Ikaria closed a private offering of its series B convertible preferred stock, which resulted in proceeds of approximately $280.0 million, and secured $235.0 million in financing from a term loan. With the proceeds from the private placement and term loan and the issuance of stock, options and a warrant, the Company acquired the sole membership interest of INO and all of the outstanding equity of Ikaria Research, Inc. on March 28, 2007, referred to herein as the Transaction.

        The Company, headquartered in New Jersey, provides products for and conducts research in the critical care market. The Company's current product offering includes the drug INOMAX (nitric oxide) for inhalation approved for the treatment of hypoxic respiratory failure, or HRF, associated with pulmonary hypertension in term and near-term infants, by the U.S. Food and Drug Administration, or FDA, and INOcal calibration gases, use of a proprietary FDA-cleared delivery system, distribution, emergency delivery, technical and clinical assistance, quality maintenance, on-site training and 24/7/365 customer service. INOMAX is manufactured and packaged at the Company's manufacturing facility in Louisiana. The Company distributes INOtherapy to its customers in the United States through its seven regional service and distribution centers in the United States and in Canada, Australia and Mexico through third-party logistics services providers.

        Although the consolidated financial statements of Ikaria reflect the operations of the Company for the year ended December 31, 2007, it was not commercially active prior to the Transaction.

Risks and Uncertainties

        The Company is subject to risks common to companies in similar industries and stages of development, including, but not limited to, competition from larger companies, reliance on a significant portion of revenue from one product, new technological innovations, the ability to acquire or license new products, reliance on one manufacturing site, dependence on key personnel, reliance on third-party service providers and vendors, protection of proprietary technology, and compliance with government regulations.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(2) Summary of Significant Accounting Policies

(a)   Basis of Presentation

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The accounts of all wholly-owned subsidiaries are included in the consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and the disclosure of contingent assets and liabilities. Estimates are used for, among other things, the valuation of assets acquired, valuation of common and preferred stock and stock-based compensation, unbilled revenue and customer credits, and the valuation of deferred taxes. Estimates are also used to determine the remaining economic lives and recoverability of fixed assets and intangible assets. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

        The consolidated financial statements as presented reflect certain reclassifications from previously issued financial statements to conform with the current year presentation.

(b)   Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents.

(c)   Accounts Receivable

        Accounts receivable are primarily due from hospitals. Accounts receivable include allowances for doubtful accounts and credits to customers for patients that exceed certain durations of INOtherapy in a 30-day period. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company evaluates the collectibility of its receivables based on historical experience and the length of time the receivable is past due. Account balances are charged against the allowance after reasonable means of collection have been exhausted and the potential for recovery is considered remote. The allowance for per patient credits is estimated based on historical experience.

(d)   Inventories

        Inventories primarily consist of finished goods inventories. Finished goods inventories are stated at the lower of cost or market using the first-in, first-out method. The Company periodically reviews inventory quantities on hand in order to identify excess and obsolete inventory and writes down inventories for the difference between the carrying value of the inventory and its estimated market value.

(e)   Property, Plant and Equipment

        Property, plant and equipment are recorded at acquisition cost, which for internally developed assets include labor, materials and overhead. Additions and improvements that increase the value or extend the life of an asset are capitalized. Repairs and maintenance costs are expensed as incurred.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(2) Summary of Significant Accounting Policies (Continued)

        Depreciation is computed using the straight-line method over the estimated useful lives described below:

Asset description	Estimated useful life (years)
Buildings and improvements	5 - 25
Machinery, equipment and furniture	3 - 15

        Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the remaining term of the lease, whichever is shorter.

(f)    Impairment of Long-Lived Assets

        Long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are no longer depreciated and would be separately presented in the balance sheet at the lower of the carrying amount or fair value less costs to sell.

(g)   Intangible Assets

        Intangible assets with indefinite lives (trademarks and trade names) are not amortized; rather they are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. In order to test intangible assets with indefinite lives for impairment, the fair value of the asset is compared to its carrying amount. If the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to the excess. The Company estimates the fair value of its trademarks and trade names based on the relief from royalty method, which takes into consideration estimates of future cash flows. As of December 31, 2009, the Company completed its required impairment test and determined that the carrying value of trademarks and trade names was not impaired. Significant assumptions in our analysis included a royalty rate of 2% and a discount rate of 11%.

        Intangible assets that have finite useful lives are amortized over their estimated useful lives. The Company periodically evaluates the reasonableness of the useful life of these intangible assets. In addition, intangibles with a finite useful life are reviewed for impairment when circumstances indicate that the carrying value of those assets may not be recoverable.

(h)   Stock-Based Compensation

        The Company recognizes the fair value of stock-based compensation as expense over the requisite service period of the individual grantees, which generally equals the vesting period. See Note 14, Stock Plans, and Note 15, Long-Term Incentive Awards, for a discussion of stock-based compensation expense.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(2) Summary of Significant Accounting Policies (Continued)

(i)    Income Taxes

Successor

        Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

        The Company recognizes the benefit of an uncertain tax position that it has taken or expects to take on income tax returns it files if such tax position is more likely than not to be sustained on examination by the taxing authorities, based on the technical merits of the position. These tax benefits are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The liability for unrecognized tax benefits is classified as non-current unless the liability is expected to be settled in cash within 12 months of the reporting date.

Predecessor

        Through March 8, 2007, INO was considered a multiple-member limited liability company because its member, Linde Gas LLC, had multiple members. Therefore, INO was not subject to federal income taxes and did not recognize deferred tax assets or liabilities. The taxable income of INO flowed through to its ultimate members as defined in the Linde Gas LLC partnership agreement. The Company was and is subject to state taxes depending upon the states in which it conducts business.

        On March 9, 2007, Linde Gas LLC and Linde Gas Inc. entered into a reorganization that effectively changed INO's tax status from a multiple-member limited liability company to a single-member limited liability company. See Note 10, Income Taxes, for a discussion of the impact of this tax change.

(j)    Derivative Financial Instruments

        On January 1, 2009, the Company prospectively adopted Accounting Standards Codification, or ASC, guidance related to disclosures about derivative instruments and hedging activities. This guidance expands derivative disclosures by requiring an entity to disclose an understanding of: (i) how and why an entity uses derivatives, (ii) how derivatives and related hedged items are accounted for and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. The adoption of this standard had no impact on the Company's consolidated financial statements, other than additional disclosure.

        The Company carries derivative instruments on the balance sheet at their fair value. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge along with changes of the fair-value of the hedged asset or liability that are attributable to the hedged risk are recorded in current-period results. Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash-flow hedge are recorded in accumulated other comprehensive income, or AOCI, and reclassified into earnings in the same period the hedged transaction affects earnings. Any hedge ineffectiveness is included in current-period results. In certain circumstances, the Company may enter into a derivative contract that does not qualify as a hedge or

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(2) Summary of Significant Accounting Policies (Continued)

may choose not to designate it as a fair-value or a cash-flow hedge; in such cases, changes in fair value are recorded in current-period results.

(k)   Revenue Recognition

        INOtherapy consists of multiple elements, but is accounted for as a single unit of accounting, since the elements are not sold separately on a stand-alone basis. The Company recognizes revenue based on hours of INOMAX used by a patient, in accordance with customer contracts. Each product cylinder is equipped with an INOmeter that measures the number of hours and cumulative duration of INOMAX usage on each cylinder. The Company estimates revenues for INOtherapy that has been used but not yet billed based on historical experience. Included in accounts receivable at December 31, 2009 and 2008 were unbilled revenues of $33.4 million and $25.6 million, respectively. Credits are issued on a per patient basis, as applied for by the hospital, for patients who exceed certain durations in a 30-day period. These credits are recorded as a reduction of revenue. An allowance for estimated credits that relate to INOtherapy delivered is recorded based on assumptions using historical data. At December 31, 2009 and 2008, the allowances for credits were $22.6 million and $25.2 million, respectively.

        Taxes collected from customers and remitted to governmental authorities are presented on a net basis and, thus, are excluded from revenues.

        From time to time, the Company enters into contracts for which it receives reimbursement for certain research and development activity. The Company recognizes research and development revenue when the reimbursable costs are incurred and collection is reasonably assured.

        Revenue from milestone payments for which the Company has no continuing performance obligations is recognized upon achievement of the related milestone. When the Company has continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as the Company completes its performance obligations.

(l)    Foreign Currency

        In 2009, the Company established subsidiaries in Canada, Australia and Japan. The local currencies of these subsidiaries have been determined as the functional currencies. Results of operations are translated from the functional currency into U.S. dollars using the average currency rate for the period, which approximates the results that would be obtained using actual currency rates on the dates of individual transactions. Assets and liabilities are translated to their U.S. dollar equivalents at the rate in effect at the balance sheet date. Adjustments resulting from translation are excluded from the results of operations and are recorded as a component of AOCI.

        Foreign currency transaction gains and losses arise from receivables and payables that are denominated in a currency other than the functional currency. Transaction gains and losses included in other operating expense (income), net in the Company's results of operations were a net gain of $0.3 million in 2009, a net loss of $0.3 million in 2008, a net gain of $0.3 million in 2007, and a net loss of $0.1 million for the Predecessor period from January 1, 2007 to March 27, 2007.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(2) Summary of Significant Accounting Policies (Continued)

(m)  Research and Development and Acquisition-Related In-Process Research and Development Charges

        Prior to January 1, 2009, when recording acquisitions, the Company expensed amounts related to acquired in-process research and development, or IPR&D, in Acquisition-related in-process research and development. IPR&D acquired after January 1, 2009, as part of a business combination, is capitalized as an identifiable intangible asset. IPR&D acquired as part of an asset acquisition is expensed as incurred.

        Research and development costs are expensed as incurred. These expenses include the costs of the Company's proprietary research and development efforts, as well as costs incurred in connection with certain licensing arrangements. Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval. Payments made to third parties upon or subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the related product. Amounts capitalized for such payments are included in intangible assets, net of accumulated amortization. The Company also expenses the cost of purchased technology and equipment in the period of purchase if it believes that the technology or equipment has not demonstrated technological feasibility and it does not have an alternative future use. Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized. These amounts are recognized as research and development expense as the related goods are delivered or the related services are performed.

(3) Recent Accounting Standards

        The following accounting standards were issued by the Financial Accounting Standards Board, or FASB, but have not yet been adopted by the Company.

Consolidation of Variable Interest Entities

        In June 2009, the FASB amended the consolidation guidance that applies to variable interest entities, or VIEs, and requires ongoing reassessments of whether an enterprise is the primary beneficiary of the VIE. The guidance replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a VIE with an approach focused on identifying which enterprise has the power to direct the activities of a VIE and the obligation to absorb losses of the entity or the right to receive the entity's residual returns. It also requires enhanced disclosures about an enterprise's involvement in a VIE. This guidance is effective for fiscal years beginning after November 15, 2009 and the interim periods within that fiscal year. The standard is not expected to have a material impact on the Company's consolidated financial statements.

Revenue Arrangements with Multiple Deliverables

        In October 2009, the FASB issued authoritative guidance that amends existing guidance for identifying separate deliverables in a revenue-generating transaction where multiple deliverables exist, and provides guidance for allocating and recognizing revenue based on those separate deliverables. The guidance is expected to result in more multiple-deliverable arrangements being separable than under current guidance. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The standard is not expected to

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(3) Recent Accounting Standards (Continued)

have a material impact on the Company's consolidated financial statements other than additional disclosures.

Improving Disclosures about Fair Value Measurements

        In January 2010, the FASB issued guidance requiring additional disclosures related to transfers between levels in the hierarchy of fair value measurement. The standard is effective for interim and annual reporting periods beginning after December 15, 2009. The standard does not change how fair values are measured. Accordingly, the standard will not have an impact on the Company's consolidated financial statements other than additional disclosures.

(4) Business Combination and Asset Acquisition

        On March 28, 2007, Ikaria consummated a series of transactions whereby it acquired INO Therapeutics, LLC, a specialty pharmaceutical company, and Ikaria Research, Inc., a development stage biotechnology company. The transactions, valued in the aggregate at approximately $628.7 million, were financed by a group of private equity and venture capital investors and a $235.0 million term loan from a syndicate of banks. The results of operations of INO and Ikaria Research, Inc. have been included in the Company's consolidated statements of operations since the completion of the acquisitions on March 28, 2007.

INO Therapeutics, LLC

        The Company acquired the sole membership interest of INO from The Linde Group, or Linde, for approximately $580.4 million, including $506.6 million in cash including transaction costs and the issuance of 15.9 million shares of the Company's series B preferred stock valued at $73.8 million. The fair value of the series B preferred stock issued was based on the price per share paid by the investors in Ikaria's private offering of its series B convertible preferred shares on the same date.

        The total cost of the acquisition of INO has been allocated to the assets acquired and the liabilities assumed based on their respective estimated fair values. The fair value of tangible and intangible assets acquired and liabilities assumed was established based upon appraisals as well as estimates of fair value utilizing projections of sales, costs and an appropriate discount rate among other assumptions. The fair value of inventory was valued based on the estimated selling prices less direct costs to sell and distribute the inventory and a reasonable profit margin on those costs. The fair value of core developed technology was based on the discounted cash flow method. The IPR&D was based on estimates of discounted future cash flows associated with various projects less estimated costs to develop the technologies. Acquired trademarks and trade names were valued using the relief from royalty method, a form of the income approach. This approach explicitly recognizes that the current value of an investment is based on the expected receipt of future economic benefits such as cash flows or cost savings.

        The relief from royalty method estimates the portion of a company's earnings attributable to a trademark or trade name based upon the royalty rate the company would have paid for the use of the trademark or trade name if it did not own it. Therefore, the relief from royalty method was deemed the most appropriate valuation method and a portion of the earnings, equal to the after-tax royalty that might have been paid for the use of the trademark or trade name, was attributed to its ownership.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(4) Business Combination and Asset Acquisition (Continued)

        The purchase price has been allocated as follows (in thousands):

Cash and cash equivalents	$1,515
Accounts receivable	42,228
Inventories	74,123
Other current assets	2,372
Property, plant and equipment	38,766
Core developed technology	170,226
Trademarks and trade names	41,288
In-process research and development	230,020

Total assets acquired	600,538
Total liabilities assumed	(20,165)

Net assets acquired	$580,373

        Of the $580.4 million purchase price, $230.0 million was attributable to IPR&D, including $213.4 million related to INOMAX and $16.6 million related to inhaled carbon monoxide. The IPR&D projects acquired for INOMAX relate to the development of the product for bronchopulmonary dysplasia in pre-term infants, various perioperative indications, and the treatment of acute pain crisis due to sickle cell disease. The IPR&D project acquired for inhaled carbon monoxide relates to its use in delayed graft function in solid organ transplantation. The acquired IPR&D represents products that were under development and had not yet achieved regulatory approval for marketing. Because the Company has no assurance that these efforts will reach technological feasibility or develop into products that can be marketed profitably, the IPR&D was expensed upon acquisition. The $230.0 million is included in acquisition-related IPR&D expense and is deductible for tax purposes over 15 years. Core developed technology of $170.2 million comprises the marketed product INOtherapy, which includes the drug INOMAX, the INOvent delivery system and INOcal calibration gas. INOMAX is currently marketed for the treatment of HRF associated with pulmonary hypertension in term and near-term infants.

Ikaria Research, Inc.

        On March 28, 2007, the Company also acquired 100% of the equity interests in Ikaria Research, Inc., a development-stage biotechnology company focused on developing breakthrough products for critical care. The Company acquired the net assets of Ikaria Research, Inc. in a tax-free exchange of equity interests. Under the terms of the agreement, each share of Ikaria Research, Inc. common stock, series A preferred stock, stock options and a warrant for series A preferred stock were exchanged for an equal number of shares of Ikaria common stock, series A preferred stock, stock options and a warrant for series A preferred stock, respectively. Replacement options to purchase the Company's common stock have terms equivalent to the Ikaria Research, Inc. options being replaced. In addition, as part of the acquisition, a $3.0 million bridge loan payable by Ikaria Research, Inc. to certain stockholders of Ikaria Research, Inc. was converted into shares of series B preferred stock of the Company valued at $4.63 per share.

        Because Ikaria Research, Inc. was considered a development stage enterprise and did not qualify as a business, the acquisition was accounted for as a purchase of assets using relative fair values. As a

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(4) Business Combination and Asset Acquisition (Continued)

result, no amount of the purchase price was allocated to goodwill. The value of the transaction was determined using both a market approach and an income approach. An option-pricing model was also applied to the aggregate equity value to derive the value of the various shares issued. The fair value of the options granted was derived using the Black-Scholes valuation method. The following table summarizes the consideration paid for Ikaria Research, Inc. (dollars in thousands, except per share amounts):

Common stock (3,733,081 shares at $2.82 per share)	$10,527
Series A preferred stock (11,361,250 shares at $2.83 per share)	32,152
Stock options (1,504,088 options)	1,865
Conversion of bridge loan to series B preferred stock (653,661 shares at $4.63 per share)	3,030
Warrant (60,000 shares of series A preferred stock at $2.34 per share)	140
Acquisition-related costs	654

Total purchase price	$48,368

        The estimated relative fair values of assets acquired and liabilities assumed are as follows (in thousands):

Cash and cash equivalents	$649
Property, plant and equipment	1,150
In-process research and development	41,618
Assembled workforce	289
Deferred tax asset	5,126
Other assets	202

Total assets acquired	49,034
Total liabilities assumed	(666)

Net assets acquired	$48,368

        The fair value of IPR&D, which reflects preclinical development efforts of a sodium sulfide compound, known as IK-1001, was based on estimates of future discounted cash flows associated with this product less estimated costs to complete. The IPR&D for IK-1001 relates to its use in cardiovascular indications. In connection with the acquisition of Ikaria Research, Inc., the Company recorded $41.6 million in acquisition-related IPR&D charges. This expense was not deductible for tax purposes.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(5) Property, Plant and Equipment

        Property, plant and equipment and accumulated depreciation consist of the following (in thousands):

	December 31,
	2009	2008
Land and improvements	$929	$929
Building and improvements	8,149	7,927
Machinery, equipment and furniture	58,934	46,976
Construction in progress	2,694	2,786

	70,706	58,618
Less accumulated depreciation	(26,773)	(17,435)

	$43,933	$41,183

        Depreciation expense was $10.3 million, $10.5 million and $7.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. Depreciation expense for the Predecessor was $2.0 million for the period January 1 through March 27, 2007. Depreciation expense included accelerated depreciation of $0.2 million and $1.1 million in 2009 and 2008, respectively, relating to the planned replacement of certain equipment utilized in the delivery of INOtherapy, resulting in a shorter remaining useful life for the equipment.

(6) Intangible Assets

        The Company's intangible assets are summarized below (dollars in thousands):

December 31, 2009	Useful life (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Non-amortizable intangibles:
Trademarks and trade names	Indefinite	$41,288	$—	$41,288
Amortizable intangibles:
Core developed technology	5.75	170,226	(81,368)	88,858
Assembled workforce	3.75	289	(212)	77
Royalty interest	4.75	4,626	(1,704)	2,922
License agreement	10.0	500	(75)	425

Total		$216,929	$(83,359)	$133,570

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(6) Intangible Assets (Continued)

December 31, 2008	Useful life (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Non-amortizable intangibles:
Trademarks and trade names	Indefinite	$41,288	$—	$41,288
Amortizable intangibles:
Core developed technology	5.75	170,226	(51,748)	118,478
Assembled workforce	3.75	289	(136)	153
Royalty interest	4.75	4,626	(730)	3,896
License agreement	10.0	500	(25)	475

Total		$216,929	$(52,639)	$164,290

        As a result of the acquisitions of INO and Ikaria Research, Inc., the Company recorded purchased intangible assets of $170.2 million of core developed technology and $0.3 million of assembled workforce, which are being amortized on a straight-line basis over their estimated useful lives. The $41.3 million in purchased trademarks and trade names primarily relates to the INO brand name and was established as an indefinite-lived intangible asset.

        On June 27, 2008, the Company entered into agreements with Datex Ohmeda, Inc. whereby the Company purchased certain of its future royalty obligations on net sales of INOMAX in the United States and Canada and purchased the patents and trademarks to the INOvent technology for a combined cash payment totaling $7.0 million. The Company recorded an intangible asset of $4.6 million for the estimated fair value of the royalty interest that will be amortized on a straight-line basis over 4.75 years, which is the period the asset is expected to contribute directly or indirectly to the Company's cash flows. The estimated fair value of $2.4 million related to the acquisition of the patents and trademarks of INOvent for the use of the technology in an integrated device module was recorded as research and development expense since technological feasibility was not yet established for this application at the time of acquisition.

        On July 16, 2008, the Company received marketing approval for INOMAX (sold under the brand name INOflo in Japan) by Japan's Ministry of Health, Labor and Welfare, thereby providing a statutory exclusivity period until July 16, 2018. As a result of the marketing approval, the Company made a milestone payment of $0.5 million to former owners of INO under an existing license agreement. The $0.5 million was capitalized as an intangible asset and is being amortized on a straight-line basis over a period of ten years, which is the period the asset is expected to contribute directly or indirectly to the Company's cash flows.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(6) Intangible Assets (Continued)

        Amortization expense was $30.7 million, $30.5 million and $22.2 million for the years ended December 31, 2009, 2008 and 2007, respectively. The estimated future amortization expense for intangible assets for the next five years and thereafter is as follows (in thousands):

Year ended December 31,	Estimated amortization expense
2010	$30,720
2011	30,643
2012	30,643
2013	50
2014	50
Thereafter	176

(7) Other Current Liabilities

        Other current liabilities consist of the following accrued expenses (in thousands):

	December 31,
	2009	2008
Employee compensation and benefits	$12,694	$9,668
Royalties	8,105	6,630
Research and development	14,630	2,263
Other accrued liabilities	6,599	7,225

Total	$42,028	$25,786

        In 2009, accrued research and development expenses include a $10.0 million milestone payment due to BioLine Rx Ltd. for the completion of a Phase 1/2 clinical trial of IK-5001. See Note 18, Product Acquisitions and Other Agreements, for further discussion. Other accrued liabilities include amounts relating to the interest rate swap, accrued interest on debt and other operating expense accruals.

(8) Debt and Credit Facilities

        On March 28, 2007, the Company entered into a credit agreement, referred to as the Credit Agreement, with a group of financial institutions under which the Company borrowed $235.0 million pursuant to a senior secured term loan, or Term Loan. The proceeds from the Term Loan were used to pay cash consideration for the purchase of INO, to pay transaction costs, and to provide approximately $2.0 million in cash on hand. The Term Loan has a floating interest rate which is based on LIBOR plus an increment depending upon the Company's leverage ratio. As of December 31, 2009 and 2008, the interest rates on the Term Loan were 2.51% and 5.67%, respectively.

        Under the Credit Agreement, $40.0 million in senior secured revolving loans is available to the Company. The proceeds of loans under the revolving credit facility are for general corporate purposes. The revolving facility matures, and the commitments thereunder terminate, on March 28, 2012. As of December 31, 2009, the Company had $0.8 million in letters of credit issued against the revolving credit for certain state bonding requirements. The Company must pay a commitment fee of 0.50% per year

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(8) Debt and Credit Facilities (Continued)

on the undrawn portion of the revolving credit facility, which was $39.2 million as of December 31, 2009. These fees are recorded in interest expense on the consolidated statements of operations.

        The Term Loan and revolving loans are secured by substantially all of the Company's assets. The Credit Agreement also contains certain restrictions and covenants relating to leverage ratios, acquisitions, capital expenditures, sale of assets, dividend payments, share repurchases and the incurrence of additional indebtedness.

        Upon entering into the Credit Agreement, the Company incurred debt issuance costs of $5.5 million, which are included in other assets and are being amortized using the effective-interest method as a component of interest expense over the term of the Credit Agreement. The Term Loan matures in amounts equal to 1% of the original principal amount in each year of the loan term with the remainder maturing on March 28, 2013. The facility requires mandatory prepayments of 25% to 50% of excess cash flow, as defined in the Credit Agreement, if the Company's leverage ratio is greater than 2.0 as of year end. In 2009, the Company made mandatory principal payments totaling $15.8 million. Based on the anticipated mandatory prepayments and maturity of the debt, principal payments under the Credit Agreement for each of the four years following December 31, 2009 are estimated as follows: $1.8 million in 2010, $1.8 million in 2011, $1.8 million in 2012, and $170.3 million in 2013.

        Under the terms of the Credit Agreement, the Company has an incremental term loan feature that gives the Company the ability to obtain commitments from the existing or other lenders to borrow up to an additional $100.0 million without having to get the consent of the existing lenders. If the amount of discount, fee or margin paid on the incremental term loan is more than 0.50% greater than the margin paid on the existing Term Loan, then the existing Term Loan lenders would be paid the differential above the 0.50%.

(9) Financial Instruments

Interest Rate Derivatives

        The Company is subject to the risk of fluctuating interest rates in the normal course of business. The Company's policy is to manage interest rate risks through the use of derivative financial instruments. In April 2007, the Company entered into an interest rate collar agreement, as required under the Credit Agreement, to help manage its exposure to interest rate movements for a period of two years from April 30, 2007 through April 30, 2009, economically hedging $117.5 million of its floating rate term debt. The interest rate collar was not designated as a qualifying cash flow hedge and, thus, any changes in fair value were reported in current period results. The interest rate collar expired on April 30, 2009.

        In May 2008, the Company entered into a forward interest rate swap for a period of two years, from April 30, 2009 through April 30, 2011. Similar to the interest rate collar, the objective of the forward swap is to reduce the Company's exposure to rising interest rates by entering into a hedging agreement that converts the interest rate on a portion of the Company's debt from floating rate to fixed rate using a cash flow hedge. The interest rate swap is on $100.0 million of the outstanding principal amount of the Company's floating rate debt from April 30, 2009 to April 30, 2010 and on $80.0 million of the outstanding principal from April 30, 2010 to April 30, 2011. The hedge has the economic effect of swapping a portion of the Company's three-month floating interest rate base to a

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(9) Financial Instruments (Continued)

fixed interest rate for a term of two years. The Company designated the interest rate swap at inception as a qualifying cash flow hedge and, thus, it is recorded at estimated fair value in the balance sheet, with changes in fair value being reported in AOCI. Gains or losses initially reported as a component of AOCI are reclassified to earnings in the period when the hedged transaction affects earnings. There was no ineffectiveness on the interest rate swap in 2009 and 2008.

        The following table presents the pre-tax amounts of derivative instruments affecting the consolidated statements of operations and AOCI for the year ended December 31, 2009 (in thousands):

	Loss recognized in AOCI (effective portion)	Income statement classification	Loss reclassified from AOCI to income (expense)	Loss recognized in income (expense)
Interest rate swap(1)	$(1,374)	Interest expense	$(2,197)	$—
Interest rate collar(2)	—	Interest expense	—	(9)

Total derivatives	$(1,374)		$(2,197)	$(9)

(1)
Derivative designated as a hedge. There was no ineffective portion of the interest rate swap.

(2)
Derivative not designated as a hedge.

        The Company expects to reclassify an estimated $2.9 million of pre-tax losses on the interest rate swap from AOCI to earnings during 2010.

Warrant to Purchase Series A Preferred Stock

        In conjunction with the March 28, 2007 acquisition of Ikaria Research, Inc., the Company exchanged a warrant held by a financial institution to purchase 60,000 shares of Ikaria Research, Inc. series A preferred stock at $1.00 per share with a warrant to purchase an equal number of Ikaria, Inc. series A convertible preferred stock at an exercise price of $1.00 per share. The warrant is exercisable through January 31, 2016. The fair value of the warrant is recorded as a liability and adjusted at each reporting date to reflect changes in the estimated fair value of the underlying series A convertible preferred stock.

Fair Value Measurements

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction. To increase consistency and comparability in fair value measurements, the ASC established a three-level hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels are:

  •
  Level 1—Values are unadjusted quoted prices for identical assets and liabilities in active markets.

  •
  Level 2—Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(9) Financial Instruments (Continued)

  •
  Level 3—Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement.

        The interest rate collar and interest rate swap are measured at fair value using standard industry models that consider observable interest rates, forward yield curves at commonly quoted intervals and volatility from various market sources. The Company considers the impact of credit risk on the fair value of derivative contracts. These are considered Level 2 valuations. Where independent pricing services provide fair values, the Company has validated the inputs to market data from observable and corroborated sources.

        The series A preferred stock warrant is valued using a standard industry model and is classified as Level 3. A significant input is the value of the Company's series A preferred stock, which is based largely on the Company's projections of future revenues, earnings and cash flows. The fair value of the Term Loan is based on market bid and ask prices on similar instruments and is classified as Level 2.

        The following table summarizes certain fair value information at December 31, 2009 and 2008 for assets and liabilities measured at fair value on a recurring basis and financial liabilities carried at historical cost at December 31, 2009 (in thousands):

		Fair value measurements using
	Carrying value
Financial Liabilities Carried at Fair Value		Level 1	Level 2	Level 3
December 31, 2009
Interest rate swap(1)—in other current liabilities and other liabilities	$3,993	$—	$3,993	$—
Stock warrant—in other liabilities	$454	$—	$—	$454
December 31, 2008
Interest rate swap(1)—in other current liabilities and other liabilities	$4,208	$—	$4,208	$—
Interest rate collar(2)—in other current liabilities	$1,046	$—	$1,046	$—
Stock warrant—in other liabilities	$527	$—	$—	$527
Financial Liabilities Carried at Historical Cost
December 31, 2009
Long-term debt—in current and long-term debt	$175,721	$—	$165,178	$—

(1)
Derivative designated as a hedge.

(2)
Derivative not designated as a hedge.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(9) Financial Instruments (Continued)

        The following table summarizes activity for the years ended December 31, 2009 and 2008 for the series A preferred stock warrant, which is classified as Level 3 (in thousands):

	Preferred stock warrant
	2009	2008
Liability at beginning of period	$527	$298
Other operating (income) expense	(73)	229

Liability at end of period	$454	$527

Credit Risk

        Credit risk represents the loss that would be recognized if counterparties failed to completely perform as contracted. At December 31, 2009, financial instruments that subject the Company to credit risk consist principally of cash and cash equivalents and accounts receivables. The Company maintains cash and cash equivalents with major banks and financial institutions, the majority of which is in money market funds rated Aaa by Moody's Investors Services and AAAm by Standard & Poors. These funds invest in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, high-quality commercial paper, municipal obligations and other debt securities. In addition, a portion of the Company's cash is maintained in operating and interest bearing accounts with a major bank. Hospitals account for a substantial portion of accounts receivable and collateral is not required. The risk associated with this concentration is mitigated by the Company's ongoing credit review procedures. Furthermore, no customer individually represented more than 10% of accounts receivables at any period-end.

(10) Income Taxes

        Through March 8, 2007, INO was considered a multiple-member limited liability company because its member, Linde Gas LLC, had multiple members. As a result, INO was not subject to federal income taxes and did not recognize deferred tax assets or liabilities. The taxable income of INO flowed through to its ultimate members as defined in the Linde Gas LLC partnership agreement. INO was and is subject to state taxes depending upon the states in which it conducts business.

        On March 9, 2007, Linde Gas LLC and Linde Gas Inc. entered into a reorganization that effectively changed INO's tax status from a multiple-member limited liability company to a single-member limited liability company. As a result of this change in tax status on March 9, 2007, INO was required to record deferred taxes to reflect the tax effect of its cumulative temporary differences. INO recognized deferred income tax expense and a net deferred tax liability of approximately $6.7 million as a result of the change in tax status. Additionally, INO recognized current and deferred income tax expense during the period March 9, 2007 through March 27, 2007.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(10) Income Taxes (Continued)

        The income (loss) before income taxes and the related tax provision (benefit) are as follows (in thousands):

	Successor			Predecessor
	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007	January 1 through March 27, 2007
Income (loss) before income
Domestic	$25,141	$10,883	$(318,829)	$20,563
Foreign	(1,402)	—	—	—

Total income (loss) before income taxes	$23,739	$10,883	$(318,829)	$20,563

Current taxes:
Federal	$11,437	$442	$—	$1,067
State	5,960	1,066	545	292
Foreign	348	—	—	—

Total current tax expense	17,745	1,508	545	1,359
Deferred taxes:
Federal	(5,857)	(467)	(96,990)	6,304
State	(1,128)	247	(12,660)	854

Total deferred tax (benefit) expense	(6,985)	(220)	(109,650)	7,158

Total income tax expense (benefit)	$10,760	$1,288	$(109,105)	$8,517

        A reconciliation of the statutory federal income tax rate to the Company's effective tax rate for the years ended December 31, 2009, 2008 and 2007 and the period January 1 through March 27, 2007 is as follows:

	Successor			Predecessor
	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007	January 1 through March 27, 2007
U.S. federal statutory rate	35.0%	35.0%	(35.0)%	35.0%
State and local taxes, net of federal tax effect	9.4	11.1	(3.9)	5.4
In-process research and development	—	—	4.6	—
Research tax credit	(11.8)	(38.4)	(0.1)	—
Change in tax status	—	—	—	32.3
Impact of tax-free flow through period	—	—	—	(31.4)
License payments	3.1	—	—	—
Foreign tax differential	1.2	—	—	—
Change in valuation allowance	1.8	—	—	—
Incentive stock options	3.3	5.5	0.1	—
Other	3.3	(1.4)	0.1	0.1

	45.3%	11.8%	(34.2)%	41.4%

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(10) Income Taxes (Continued)

        Orphan drug and research and development tax credits of approximately $4.4 and $6.3 million were generated, offset by the requirement to permanently add back expenses included in the calculation of the credit, which impacted the effective tax rate for the years ended December 31, 2009 and 2008, respectively. Annual studies are performed that support the availability of these orphan drug and research and development tax credits.

        Deferred taxes reflect the tax effects of the differences between the amounts recorded as assets and liabilities for financial reporting purposes and the comparable amounts recorded for income tax purposes. Significant components of the deferred tax assets (liabilities) at December 31, 2009 and 2008 are as follows (in thousands):

	December 31, 2009		December 31, 2008
	Assets	(Liabilities)	Assets	(Liabilities)
Net operating loss carryforwards	$2,891	$—	$5,386	$—
Tax credit carryforwards	7,464	—	7,799	—
Inventories	1,375	—	579	—
Allowance for doubtful accounts	90	—	156	—
Fixed assets	408	(5,501)	—	(3,009)
Intangible assets	111,662	(3,004)	102,390	(1,974)
Derivative instruments	1,585	—	2,099	—
Deferred income	273	—	374	—
Accrued expenses	444	—	166	—
Stock-based compensation and LTIP	5,755	—	2,444	—
Currency translation adjustment	—	(81)	—	—
Other	511	(142)	269	—

Subtotal	132,458	(8,728)	121,662	(4,983)
Valuation allowance	(487)	—	—	—

Total deferred taxes	131,971	$(8,728)	121,662	$(4,983)

Net deferred tax assets	$123,243		$116,679

        At December 31, 2009 and 2008, deferred tax assets (liabilities) were classified on the Company's balance sheet as follows (in thousands):

	December 31, 2009	December 31, 2008
Current:
Current deferred tax assets	$8,910	$8,295
Current deferred tax liabilities	(141)	—

Net current deferred tax assets	8,769	8,295
Non-current:
Non-current deferred tax assets	123,061	113,367
Non-current deferred tax liabilities	(8,587)	(4,983)

Net non-current deferred tax assets	114,474	108,384

Net deferred tax assets	$123,243	$116,679

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(10) Income Taxes (Continued)

        At December 31, 2009, the Company had federal net operating loss carryforwards of approximately $6.4 million, all of which are subject to an annual limitation under Internal Revenue Code Section 382 of $2.0 million due to the ownership change of Ikaria Research, Inc. At December 31, 2009, the Company had combined post-apportionment state net operating losses of approximately $3.4 million and foreign net operating loss carryforwards in the amount of approximately $1.1 million. The federal net operating loss carryforwards begin to expire in 2027, the state net operating loss carryforwards begin to expire in 2019 and the foreign net operating loss carryforwards begin to expire in 2017. At December 31, 2009, the Company had federal research tax credit carryforwards of approximately $7.5 million, of which approximately $0.5 million is limited under Internal Revenue Code Section 382. The federal research tax credit carryforwards begin to expire in 2025.

        Prepaid federal and state income taxes were $0.5 million and $8.7 million at December 31, 2009 and 2008, respectively, included in prepaid expenses and other current assets on the consolidated balance sheets.

        The Company assesses the realizability of the deferred tax assets at each balance sheet date based on actual and forecasted operating results in order to determine the proper amount, if any, required for a valuation allowance. As a result of this assessment, the Company has determined that since its foreign operations are start-up in nature, have currently only generated net operating losses, and do not yet have a history of profits, significant negative evidence exists such that a valuation allowance of approximately $0.5 million has been recorded as of December 31, 2009. The Company believes that it is more likely than not, given the weight of available evidence, that all other deferred tax assets will be realized. The Company will continue to assess the realizability of the deferred tax assets at each balance sheet date in order to determine the proper amount, if any, required for a valuation allowance.

        No provision is made for foreign withholding or income taxes associated with the cumulative undistributed earnings of foreign subsidiaries, except for those considered disregarded entities for U.S. federal income tax purposes. The cumulative undistributed earnings, if any, are expected to be reinvested in working capital and other business needs indefinitely. The earnings would be taxable upon repatriation in the form of dividends or otherwise. A determination of the amount of the unrecognized deferred tax liability with respect to such earnings is not practicable.

        The following is a reconciliation of unrecognized tax benefits for the year ended December 31, 2009 (in thousands):

2009
Balance at January 1,	$—
Increase related to prior year tax positions	348

Balance at December 31,	$348

        As of December 31, 2009, the Company had unrecognized tax benefits of $0.3 million, which, if recognized, would be reflected as a component of the income tax (benefit) provision. The Company's unrecognized tax benefits are a result of foreign tax exposure. In 2009, the Company recorded interest and penalties of $0.1 million related to these unrecognized tax benefits. The Company believes that it is reasonably possible that the unrecognized tax benefit related to the foreign tax exposures may be reversed in 2010. During the years ended December 31, 2008 and 2007 and the period January 1

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(10) Income Taxes (Continued)

through March 27, 2007, the Company did not have any uncertain tax positions and did not accrue any related interest or penalties.

        The Company files income tax returns in U.S. federal, state and certain international jurisdictions. For federal and certain state income tax purposes, the Company's 2004 through 2009 tax years remain open for examination by the tax authorities under the normal statute of limitations. For certain international income tax purposes, the Company's 2008 and 2009 tax years remain open for examination by the tax authorities under the normal statute of limitations.

(11) Redeemable Preferred Stock

        The Company has designated six series of preferred stock, which were issued in connection with the original capitalization of Ikaria, Inc. and the acquisitions of INO and Ikaria Research, Inc. All series have a par value of $0.01 per share and were recorded at their fair value at the date of issuance. A summary of the preferred stock at December 31, 2009 and 2008 is as follows:

	Authorized	Issued and outstanding	Liquidation value	Carrying value
Series A redeemable, convertible preferred stock, stated value $1.00 per share	11,421,300	11,361,250	$11,361,250	$32,152,338
Series B redeemable, convertible preferred stock, stated value $4.63 per share	76,980,900	76,980,811	$356,775,267	$356,776,663
Series C-1 redeemable, nonconvertible preferred stock, par value $0.01 per share	100	100	$100	$282
Series C-2 redeemable, nonconvertible preferred stock, par value $0.01 per share	100	100	$100	$282
Series C-3 redeemable, nonconvertible preferred stock, par value $0.01 per share	100	100	$100	$282
Series C-4 redeemable, nonconvertible preferred stock, par value $0.01 per share	100	100	$100	$282

        The rights, preferences and restrictions of series A, series B and series C preferred stock are as follows:

        Conversion—The series A preferred stock and series B preferred stock are convertible into a number of shares of voting common stock based on a conversion ratio, subject to certain anti-dilution adjustments, at any time at the option of the holders. In the event of an initial public offering, the shares of series A preferred stock and series B preferred stock will automatically convert into shares of voting common stock if holders of at least 75% of the outstanding series B preferred stock vote in favor of conversion. The conversion ratios of the series A preferred stock and series B preferred stock are currently one-to-one and are subject to change based on items such as stock dividends, stock splits and issuances of additional securities at less than the stated values. The shares of series C preferred stock are not convertible.

        Dividends—In the event the board of directors declares any dividends for the common stock, the holders of series A preferred stock and series B preferred stock are entitled to share in such dividends with the common stockholders based on their equivalent common shares. However, the Credit

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(11) Redeemable Preferred Stock (Continued)

Agreement prevents the payment of cash dividends as long as any amounts are payable under the agreement.

        Liquidation Preference—In the event of any voluntary or involuntary liquidation of the Company, the holders of preferred stock would be entitled to receive, prior and in preference to any payments to holders of common stock, cash equal to their respective liquidation preferences. Distributions to the preferred stockholders upon liquidation would be made in the following order: (1) Liquidation value of series B preferred stock, (2) Liquidation value of series A preferred stock, and (3) Liquidation value of series C preferred stock. The holders of series A preferred stock and series B preferred stock are entitled to receive the greater of (i) the stated value per share (series A preferred stock stated value is $1.00 and series B preferred stock stated value is $4.63) plus any declared and unpaid dividends or (ii) the amount that would be payable upon liquidation if the preferred stock outstanding were converted into voting common stock. The holders of series C preferred stock are entitled to $1.00 per share upon liquidation.

        Redemption—In the event of any liquidation or dissolution of the Company, including a sale of substantially all of the assets, or a merger with another entity in which the beneficial owners of the Company's outstanding stock own less than 50% of the surviving entity, the preferred stockholders are entitled to receive their respective liquidation preferences described above. The preferred stockholders, who hold the majority of the voting shares and control a majority of the board of directors' seats, have the ability to initiate a merger or deemed liquidation event. Because these events could trigger redemption and are not solely within the control of the Company, the preferred shares are classified as redeemable preferred stock outside of permanent equity.

        Voting Rights—The holders of the series A preferred stock and series B preferred stock are entitled to vote with the holders of the voting common stock as if they were a single class on all matters submitted to a vote, except where a separate vote is required by law. Certain special voting rights apply to the series A preferred stock and series B preferred stock. Each share of voting common stock is entitled to one vote, and each share of series A preferred stock and series B preferred stock is entitled to the number of votes equal to the number of shares of voting common stock into which such shares are then convertible. The holders of C-1 preferred stock, voting separately as a class, are entitled to elect a total of three individuals to the board of directors. The holders of C-2 preferred stock, C-3 preferred stock and C-4 preferred stock, each voting separately as a class, are each entitled to elect one individual to the board of directors.

(12) Common Stock

        Voting Common Stock—The Company is authorized to issue up to 103,929,200 shares of voting common stock, $0.01 par value per share. At December 31, 2009, there were 3,733,081 shares of voting common stock issued and outstanding. Each holder of issued and outstanding shares of voting common stock is entitled to one vote for each share on each matter submitted to a vote of stockholders, with the exception of certain amendments to the Certificate of Incorporation relating to the outstanding preferred stock and the election of certain directors. Subject to the preferential rights of the preferred stockholders, the voting common stockholders are entitled to receive ratably dividends that are declared by the board of directors.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(12) Common Stock (Continued)

        Non-voting Common Stock—The Company is authorized to issue up to 11,859,900 shares of non-voting common stock, $0.01 par value per share. At December 31, 2009, there were 1,026,513 shares of non-voting common stock issued and outstanding. Holders of non-voting common stock are not entitled to vote. Subject to the preferential rights of the preferred stockholders, the non-voting common stockholders are entitled to receive ratably dividends that are declared by the board of directors. All shares of non-voting common stock will automatically convert into an equal number of shares of voting common stock upon the consummation of an initial public offering by the Company.

        Shares Reserved for Future Issuance—At December 31, 2009, the Company had reserved shares of voting common stock for future issuance for the following purposes:

Conversion of series A preferred stock into voting common stock, including preferred stock issuable upon exercise of the warrant	11,421,250
Conversion of series B preferred stock into voting common stock	76,980,811
Exercise of stock options outstanding	8,826,992
Conversion of non-voting common stock into voting common stock	1,026,513

Total	98,255,566

(13) Pension and Defined Contribution Plans

Successor

        The Company has a 401(k) savings plan, which is an Employee Retirement Income Security Act, or ERISA, defined contribution plan. Under the plan, participating employees may elect to contribute up to 60% of their annual compensation, subject to annual Internal Revenue Service dollar limits, and the Company will match 100% of the first 4% contributed and 50% of the next 2% contributed. The Company's contribution expense for the years ended December 31, 2009, 2008 and 2007 was $1.7 million, $1.2 million and $0.4 million, respectively.

Predecessor

        INO participated with Linde Gas LLC in a defined benefit pension plan, which covered substantially all full-time employees. INO recorded its pension expense based on an intercompany charge from Linde Gas LLC. The intercompany charge for the period January 1, 2007 through March 27, 2007 was $0.1 million.

        INO employees also participated in Linde Gas LLC defined contribution plans. INO's employer contribution expense for the period January 1, 2007 through March 27, 2007 was $0.2 million.

(14) Stock Plans

Stock Option Plan

        Ikaria's 2007 Stock Option Plan, referred to as the 2007 Plan, provides for the grant of incentive stock options and non-qualified stock options to purchase non-voting common shares to employees, directors and consultants. The purpose of the 2007 Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and to promote the success of the Company. There are options to purchase 11,058,834 shares of non-voting

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(14) Stock Plans (Continued)

common stock authorized for grant under the 2007 Plan. As of December 31, 2009, there were 1,877,285 shares available for issuance of future awards under the 2007 Plan. The Company issues previously unissued shares for the exercise of stock options.

        The 2007 Plan is administered by the compensation committee of the Company's board of directors, which determines the individuals to whom stock options are awarded, the number of shares subject to each award, the exercise price, vesting terms and other terms and conditions of the awards. Stock options granted under the 2007 Plan are generally granted with an exercise price equal to the fair market value of a share of non-voting common stock on the date of the grant. Stock options have a contractual life of 10 years and a vesting term of generally four years.

        In determining the exercise prices for stock options granted, the Company's board of directors has considered the fair value of the common stock as of the date of grant. The fair value of the common stock has been determined by the board of directors after considering a broad range of factors, including, but not limited to, the prices for the Company's redeemable convertible preferred stock sold to outside investors in arm's-length transactions, the rights, preferences and privileges of that redeemable convertible preferred stock relative to those of the Company's common stock, the Company's operating and financial performance, the hiring of key personnel, the introduction of new products, the stage of development of the Company's product candidates and the likelihood of regulatory approval, the Company's revenue growth, the lack of an active public market for the Company's common and preferred stock, industry information such as market growth and volume, the performance of similarly situated companies in the Company's industry, the execution of strategic and development agreements, the risks inherent in the development and expansion of the Company's products and services, and the likelihood of achieving a liquidity event, such as an initial public offering, given prevailing market conditions and the nature and history of the Company's business.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(14) Stock Plans (Continued)

        A summary of stock options as of December 31, 2009, 2008 and 2007 and changes during the years then ended is presented in the table and narrative below:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value(a) (in thousands)
Outstanding at January 1, 2007	—	—
Options exchanged in Ikaria Research, Inc. acquisition	1,504,088	$0.13
Granted	7,690,729	4.64
Exercised	(240,392)	0.16		$1,106
Forfeited and cancelled	(523,875)	3.20

Outstanding at December 31, 2007	8,430,550	4.05	8.9	$13,551
Granted	2,682,250	7.04
Exercised	(70,625)	2.30		$294
Forfeited and cancelled	(2,178,837)	4.62

Outstanding at December 31, 2008	8,863,338	4.83	8.3	$42,090
Granted	715,000	9.60
Exercised	(43,540)	0.12		$413
Forfeited and cancelled	(707,806)	4.08

Outstanding at December 31, 2009	8,826,992	$5.30	7.6	$27,703

Vested and expected to vest(b) at December 31, 2009	7,575,834	$5.12	7.5	$25,008
Exercisable at December 31, 2009	5,194,096	$4.37	7.1	$20,643

(a)
Intrinsic value is the excess of the estimated market price of underlying Ikaria non-voting common stock over the exercise price.

(b)
The number of stock options expected to vest takes into account an estimate of expected forfeitures.

        In conjunction with the acquisition of Ikaria Research, Inc. on March 28, 2007, all outstanding options to purchase Ikaria Research, Inc. common stock, originally granted under the Ikaria Research, Inc. 2004 Stock Option Plan, were substituted for an equal number of options to purchase Ikaria non-voting common stock at the same exercise price and over the same vesting period. There were 1,504,088 stock options exchanged in this transaction with exercise prices ranging from $0.03 per share to $1.50 per share. These options had an average fair value of $2.71 per share at the exchange date using the Black-Scholes option pricing model. The weighted average assumptions used in determining the underlying fair value of each option on the date of grant were as follows: risk-free rate of return, 4.5%; expected term, 3.8 years; expected volatility, 40%; and expected dividend yield, 0.0%. The purchase price of Ikaria Research, Inc. includes the fair value of the vested stock options and a portion of the fair value of the unvested stock options representing the extent to which services had been provided as of the date of the acquisition.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(14) Stock Plans (Continued)

        Subsequent to the acquisition of INO and Ikaria Research, Inc., the weighted average grant date fair value of stock options granted to employees and directors and the weighted average assumptions used to estimate the grant date fair value of the options using the Black-Scholes option pricing model were:

	2009	2008	2007
Weighted average grant date fair value	$4.15	$3.10	$1.26
Valuation Assumptions:
Risk-free rate	2.03%	2.61%	4.37%
Expected volatility	45.5%	45.5%	50.0%
Expected term	5.32 yrs	5.25 yrs	5.00 yrs
Dividend yield	—	—	—

        Because the Company is not publicly traded and has limited operating history, the expected volatility is based on the median historic volatility for publicly traded industry peers. In addition, the Company has minimal historical information to develop expectations about future exercise patterns for its stock option grants. As a result, the expected term is based on an average of the expected term of options granted by the Company's publicly traded industry peers. The risk-free interest rate is based on the implied yield on U.S. Treasury zero coupon bonds for periods commensurate with the expected term of the options. The dividend yield on the Company's common stock is estimated to be zero as the Company has not paid and did not intend to pay dividends during the expected term of its stock options.

        Compensation expense for stock options granted to employees and directors is based on the estimated grant date fair value of options recognized over the requisite service period on a straight line expense attribution method. Compensation expense for options granted to non-employees is based on the fair value of options, which are revalued each reporting period as the stock options vest and are recognized as expense over the service period. During the years ended December 31, 2009, 2008 and 2007, the Company recognized compensation expense for stock options granted to employees, directors and consultants as follows (in thousands):

	2009	2008	2007
Selling, general and administrative	$9,973	$2,501	$1,182
Research and development	1,097	1,095	812
Cost of sales	213	25	18

Total expense	11,283	3,621	2,012
Tax benefit	(3,688)	(685)	(457)

Expense, net of tax benefit	$7,595	$2,936	$1,555

        In October 2009, a member of the Company's board of directors resigned, but was granted the right to exercise certain stock options through the expiration date of the options, or for an additional 6.5 years. The Company also accelerated the vesting of certain of the unvested stock options of the award. In conjunction with these option modifications, the Company recognized $7.3 million of stock-based compensation expense in selling, general and administrative expense.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(14) Stock Plans (Continued)

        As of December 31, 2009, there was approximately $6.2 million of unrecognized compensation cost related to employee and director stock options, which is expected to be recognized over a weighted average period of 2.4 years.

        The following table summarizes information about stock options outstanding at December 31, 2009:

	Options Outstanding
				Options Exercisable
		Weighted average remaining contractual life (in years)
Range of exercise prices	Number outstanding		Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.03 - $0.20	756,787	5.4	$0.10	661,953	$0.09
$4.63 - $4.63	4,849,955	7.3	4.63	3,858,955	4.63
$5.57 - $8.39	2,570,250	8.4	7.01	648,188	7.03
$9.58 - $9.62	650,000	9.2	9.59	25,000	9.59

$0.03 - $9.62	8,826,992	7.6	$5.30	5,194,096	$4.37

        In connection with the acquisition of Ikaria Research, Inc. on March 28, 2007, the Company assumed 658,644 stock options that had been granted to consultants and advisors of Ikaria Research, Inc. During the period from March 28, 2007 to December 31, 2009, stock options to purchase 3,500 shares of non-voting common stock were granted to consultants, 129,166 options were exercised, 396,784 options were forfeited and 12,500 were converted from employee to non-employee options. At December 31, 2009, non-employee stock options to purchase 148,694 shares of non-voting common stock are outstanding and vested at exercise prices from $0.03 to $0.20 per share, with a weighted average exercise price of $0.10 per share.

Restricted Stock Units

        In January 2008, the Company granted 90,000 restricted stock units to an officer of the Company, which vested in eighteen months and were settled for $0.9 million in cash in 2009 based on the value of the Company's common stock on the date of settlement. The restricted stock units were classified as liability awards and were remeasured each reporting period based on the valuation of the Company. During the years ended December 31, 2009 and 2008, the Company recognized $0.4 million and $0.5 million, respectively, in selling, general and administrative expense related to the restricted stock units.

Equity Participation Plan

        Ikaria's Equity Participation Plan, or EPP, provides the opportunity for eligible management of the Company to purchase shares of the Company's non-voting common stock. The EPP is administered by the Company's board of directors and is approved for an aggregate of 800,000 shares of non-voting common stock to be issued. The EPP is intended to provide management of the Company with the opportunity to participate in the potential future appreciation of the Company and, therefore, align their interest with the Company's stockholders. Under the EPP, the purchase price of the Company's non-voting common stock is intended to be the fair value of the non-voting common stock as determined by the board of directors, and any eligible employees who purchase common stock under

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(14) Stock Plans (Continued)

the EPP become a party to the Company's Common Stockholder's Agreement, which covers all common stock issued by Ikaria. The following table summarizes the shares of non-voting common stock purchased under the EPP during the years ended December 31, 2009, 2008, and 2007.

	Number of shares purchased	Weighted average price per share
Year ended December 31, 2007	636,595	$4.63
Year ended December 31, 2008	11,959	$8.39
Year ended December 31, 2009	23,402	$8.55

(15) Long-Term Incentive Awards

        Prior to the acquisition of INO on March 28, 2007, INO issued units under a Long-Term Incentive Plan, or LTIP, to all of its employees. The units provide the participants the opportunity to receive a cash payment when the units vest, based on the appreciation in value of INO over a five-year vesting period. The value of these LTIP units (variable units), which are classified as liability awards, is remeasured each reporting period based on the valuation of INO at December 31 of each year.

        Annual grants of LTIP units to employees were made each February with an effective date of January 1 of that year. The number of LTIP units awarded to an individual employee was based on Company and individual performance. LTIP units vest after five calendar years from the effective date of the grant. After the acquisition of INO, the Company ceased awarding units under the LTIP. In October 2007, the Company allowed participants to elect an alternative payout for LTIP units equal to the appreciation of a unit at September 30, 2007 plus accrued interest upon vesting, referred to as the

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(15) Long-Term Incentive Awards (Continued)

fixed alternative. Changes in LTIP units for the years ended December 31, 2009, 2008 and 2007 were as follows:

Units
Predecessor
Outstanding at January 1, 2007	1,998,800
Granted	366,700
Forfeited	(5,500)
Vested	(367,400)

Outstanding at March 27, 2007	1,992,600

Successor
Granted	—
Forfeited	(251,030)
Vested	(217,170)

Outstanding at December 31, 2007	1,524,400
Granted	—
Forfeited	(192,100)
Vested	(354,300)

Outstanding at December 31, 2008	978,000
Granted	—
Forfeited	(138,900)
Vested	(241,000)

Outstanding at December 31, 2009	598,100

        At December 31, 2009, there were 598,100 LTIP units outstanding, 364,800 of which have been converted to the fixed alternative payout and 233,300 of which are variable units. The variable units are valued using the intrinsic value method. As of December 31, 2009 and 2008, the Company's LTIP liability was $2.2 million and $3.7 million, respectively, which was included in other current liabilities and other liabilities on the consolidated balance sheets. As of December 31, 2009, there was approximately $0.3 million of unrecognized cost related to the fixed and variable units, based on the December 31, 2009 unit value, which is expected to be recognized over a weighted average period of 1.5 years.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(15) Long-Term Incentive Awards (Continued)

        LTIP payments and expenses for the years ended December 31, 2009, 2008 and 2007 and the period January 1, 2007 through March 28, 2007 are summarized below (in thousands):

	LTIP expense	LTIP payments
Predecessor:
January 1 to March 27, 2007	$752	$1,903

Successor:
Year ended December 31, 2007	2,019	912
Year ended December 31, 2008	1,140	2,524
Year ended December 31, 2009	77	1,644

(16) Net Income (Loss) Per Share

Successor

        Net income (loss) per share is determined in accordance with the two-class method. This method is used for computing basic net income (loss) per share when companies have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. Under the two-class method, net income (loss) is allocated between common shares and other participating securities based on their participating rights in both distributed and undistributed earnings. The Company's series A preferred stock and series B preferred stock are participating securities, since the stockholders are entitled to share in dividends declared by the board of directors with the common stock based on their equivalent common shares.

        Basic net income (loss) per share is computed by dividing net income (loss) available (attributable) to common stockholders by the weighted average number of shares of common stock outstanding during the period. Because the holders of the participating preferred stock are not contractually required to share in the Company's losses, in applying the two-class method to compute basic net loss per common share, no allocation to preferred stock was made for the year ended December 31, 2007.

        Diluted net income (loss) per share is calculated by dividing net income (loss) available (attributable) to common stockholders as adjusted for the effect of dilutive securities, if any, by the weighted average number of common stock and dilutive common stock outstanding during the period. Potential common shares include the shares of common stock issuable upon the exercise of outstanding stock options and a warrant (using the treasury stock method) and the conversion of the shares of series A preferred stock and series B preferred stock (using the more dilutive of the (a) as converted method or (b) the two-class method). Potential common shares in the diluted net income (loss) per share computation are excluded to the extent that they would be anti-dilutive.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(16) Net Income (Loss) Per Share (Continued)

        The following table sets forth the computation of basic and diluted net income (loss) per share for the years ended December 31, 2009, 2008 and 2007 (in thousands, except per share amounts):

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Numerator
Net income (loss) attributable to common stockholders	$660	$479	$(209,724)
Net income attributable to series A preferred stock and series B preferred stock	12,319	9,116	—

Net income (loss)	$12,979	$9,595	$(209,724)
Denominator
Weighted average shares of common stock outstanding—basic	4,735	4,643	3,213
Dilutive effect of convertible series A preferred stock and series B preferred stock	88,342	88,342	—
Dilutive effect of stock options	2,740	1,777	—
Dilutive effect of warrant	54	51	—

Weighted average shares of common stock outstanding—diluted	95,871	94,813	3,213
Net income (loss) per share
Basic net income (loss) per share of common stock	$0.14	$0.10	$(65.28)
Diluted net income (loss) per share of common stock	$0.14	$0.10	$(65.28)

        The following weighted average common shares associated with preferred stock, stock options and the preferred stock warrant were excluded from the calculations as their effect would be anti-dilutive for the years ended December 31, 2009, 2008 and 2007 (in thousands):

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Series A preferred stock and series B preferred stock	—	—	88,342
Common stock options	1,752	1,912	7,847
Warrant	—	—	60

Predecessor

        The Predecessor was a limited liability company and had no shares outstanding for purposes of calculating net income or loss per share.

(17) Unaudited Net Income Per Share

        In the event of an initial public offering, or IPO, the non-voting common stock and, assuming holders of at least 75% of the series B preferred stock consent, the series A preferred stock and series B preferred stock will convert into common stock on a one-for-one basis. The unaudited pro forma basic and diluted weighted average number of shares for the year ended December 31, 2009 reflects the conversion of all outstanding shares of series A preferred stock and series B preferred stock and all non-voting common stock into shares of common stock as if the conversion had taken place on

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(17) Unaudited Net Income Per Share (Continued)

January 1, 2009. Because the planned dividend exceeds net income in the current year, the pro forma effect of the dividend in excess of earnings is included in the earnings per share calculation as follows (in thousands):

Dividend distribution	$130,000
Net income for the year ended December 31, 2009	12,979

Dividend distribution in excess of earnings	$117,021

        If the total dividend distribution in excess of earnings was assumed to be paid from the net proceeds of the offering, approximately               shares would be issued for this purpose, which is included in the pro forma weighted average shares of common stock outstanding.

        The following table shows the unaudited pro forma effects on the basic and diluted net income per share for the year ended December 31, 2009 (in thousands, except per share amounts) as if the conversion and dividend occurred on January 1, 2009:

	Year ended December 31, 2009
Numerator:
Net income		$12,979
Denominator:
Weighted average shares of common stock outstanding		4,735
Number of shares issued to fund the dividend in excess of earnings
Shares issued upon conversion of outstanding series A preferred stock and series B preferred stock		88,342
Pro forma weighted average shares of common stock outstanding—Basic
Dilutive effect of stock options		2,740
Dilutive effect of warrant		54
Pro forma weighted average shares of common stock outstanding—Diluted
Pro Forma Net income per share:
Unaudited pro forma basic and diluted net income per common share	$

        Excluded from the computation of pro forma diluted net income per common share for the year ended December 31, 2009 were 1.8 million stock options, because including them would have had an anti-dilutive effect. The assumed conversion of the series A preferred stock and series B preferred stock as of January 1, 2009 had no effect on the basic and diluted net income per share because the series A preferred stockholders and series B preferred stockholders share equally with the common stockholders in the earnings of the Company.

(18) Product Acquisitions and Other Agreements

        The Company has and expects to continue to enter into agreements to develop and commercialize drug candidates, which may include research and development, marketing and selling, manufacturing, and distribution. These agreements often require milestone and royalty or profit share payments, contingent upon the occurrence of certain future events linked to the success of the asset in

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(18) Product Acquisitions and Other Agreements (Continued)

development, as well as expense reimbursements. Revenues from these agreements are recorded in other revenue. Costs incurred pursuant to these agreements are reported in their respective expense line item in consolidated statements of operations.

Acquisitions of Products in Development

Orphan Therapeutics LLC

        On August 29, 2008, the Company entered into an agreement with Orphan Therapeutics LLC, or Orphan, in which it acquired the North American rights to LUCASSIN, or terlipressin, a potential treatment for advancing kidney failure in patients with cirrhosis. As part of the agreement, in 2008, the Company made an upfront cash payment of $17.5 million, which was recorded as research and development expense on the consolidated statements of operations since technological feasibility had not been established for LUCASSIN. Under this agreement, the Company was responsible for a portion of the development costs prior to regulatory approval, a milestone payment upon approval of a New Drug Application, or NDA, by the FDA, certain sales-based milestones and royalties on sales, if any, relating to LUCASSIN. In March 2010, the terms of this agreement were amended. See Note 23, Subsequent Events, for further discussion.

BioLineRx Ltd.

        On August 26, 2009, the Company entered into an agreement with BioLineRx Ltd., or BioLine, to obtain a worldwide exclusive license to a compound being developed to treat ventricular remodeling following a heart attack. At the time of the agreement, the compound was in a Phase 1/2 clinical trial. In 2009, the Company paid a $7.0 million upfront payment and accrued a $10.0 million milestone payment for the completion of the Phase 1/2 clinical trial, which have been recorded in research and development expense in the consolidated statements of operations. The Company is responsible for completing clinical development and commercialization efforts. As part of this agreement, the Company may make additional payments to BioLine upon the achievement of various milestones that could aggregate up to $265.5 million. In addition, the Company agreed to pay royalties should the product be approved for commercialization.

Fibrex Medical, Inc.

        On July 17, 2009, the Company entered into an agreement with Fibrex Medical, Inc., or Fibrex, to obtain the worldwide exclusive license to an investigational portfolio of compounds for use in a range of critical care conditions. The compounds are fibrin-derived peptides that bind to certain proteins on the inner lining of blood vessels, preserving the normal barrier function of these cells and preventing tissue injury. The compounds are in various stages of development. In 2009, the Company made a $5.25 million upfront payment which is classified as research and development expense in the consolidated statements of operations. The Company will be responsible for completing clinical development and commercialization efforts. As part of this agreement, the Company is required to make additional payments to Fibrex of approximately $101 million, in the aggregate, upon the achievement of various milestones associated with the development and regulatory approval of the compound with respect to potential indications. The Company is also required to pay royalties based on sales should products be approved for commercialization.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(18) Product Acquisitions and Other Agreements (Continued)

Other Agreements

Air Water Inc. and Sumitomo Seika Chemicals

        In October 2008, the Company entered into a distribution and logistics services agreement with Air Water Inc., or AWI, and Sumitomo Seika Chemicals, or SSC, to promote and distribute INOtherapy in Japan. AWI/SSC is the exclusive distributor for the products and will take primary responsibility to commercialize the product in Japan. AWI also serves as logistics provider and assumes certain sales and marketing responsibilities in coordination with the Company. In connection with the agreement, the Company received a $1.0 million milestone payment from AWI/SSC, which has been deferred and is being recognized on a straight-line basis over the four-year initial term of the agreement.

(19) Segments and Geographic Information

Segments

        The Company operates in one reportable segment and, accordingly, no segment disclosures have been presented.

Geographic Information

        The Company attributes net sales to an individual country based upon the location of its customer. The sales in other foreign countries represent sales in Australia, Mexico and to Linde in several South American countries. The Company's long-lived assets are primarily located in the United States.

        Net sales by geographic area were (in thousands):

	Successor			Predecessor
	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007	January 1 through March 27, 2007
United States	$259,786	$224,115	$150,566	$45,429
Canada	10,598	10,523	6,594	2,555
Other foreign countries	3,958	2,093	1,319	286

	$274,342	$236,731	$158,479	$48,270

(20) Related-Party Transactions

Successor

        As a result of the acquisition of INO, Linde owns 15.9 million shares of series B preferred stock, or approximately 17% of the Company's outstanding capital stock at December 31, 2009. Under the INO purchase and sale agreement, Linde is also entitled to representation on the board of directors. The Company sold products and fixed assets to Linde or its affiliates in the amounts of $3.4 million, $3.0 million and $1.3 million in the years ended December 31, 2009, 2008 and 2007, respectively. During 2009 and 2008, the Company purchased industrial gas supplies from Linde and reimbursed Linde for clinical trial support in Europe in the aggregate amount of $0.3 million and $0.6 million, respectively. During 2007, the Company purchased industrial gas supplies, reimbursed Linde for administrative support during a transition period and reimbursed Linde for clinical trial support in Europe in the aggregate amount of $1.1 million. Receivables from Linde were $0.8 million and $0.3 million at December 31, 2009 and 2008, respectively. The transactions with Linde and its affiliates were made in the ordinary course of business.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(20) Related-Party Transactions (Continued)

Predecessor

        Prior to the acquisition of INO on March 27, 2007, Linde provided and billed administrative services to INO. In addition, the Company had other payables to Linde, including amounts related to certain common costs, such as pension, 401(k) plan and research and development costs. INO, in the normal course of business, entered into various purchase and sale transactions with other Linde affiliated companies. Transactions with Linde and its affiliated companies for the period January 1, 2007 through March 27, 2007 included $0.4 million in sales, $0.1 million in interest income and $0.7 million in allocated expenses.

        During the period January 1, 2007 through March 27, 2007, all intercompany balances between INO and Linde were settled, resulting in a $101.8 million non-cash dividend paid by INO to Linde. In anticipation of intercompany dividends to be paid by INO to Linde between January 1, 2007 and March 27, 2007, Linde suspended accruing intercompany interest on INO's loan receivable.

(21) Commitments and Contingencies

Leases

        The Company leases certain facilities and equipment, principally machinery, buildings, and vehicles, under non-cancelable operating leases, expiring at various dates through 2016, some of which are renewable. Many of the leases provide that the Company will pay operating expenses, which may include common area charges, insurance and taxes and contain provisions to allow the Company to purchase the assets at their fair market value.

        Minimum rent commitments by year, under non-cancelable operating leases, as of December 31, 2009 are as follows (in thousands):

2010	2011	2012	2013	2014	Thereafter	Total
$3,692	$2,603	$1,506	$865	$228	$91	$8,985

        Total rental expense on all operating leases was $3.9 million, $3.5 million and $2.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. Total rental expense for the Predecessor on all operating leases was approximately $0.9 million for the period January 1, 2007 through March 27, 2007.

License Agreements

INOMAX (nitric oxide) for inhalation

        The Company has an exclusive license from Massachusetts General Hospital, or MGH, to develop, manufacture, market, distribute and sell INOMAX in the U.S. market and certain other jurisdictions for a term expiring upon the earlier of the date of expiration of the last patent covered by the license (subject to earlier termination under certain circumstances) or one year after the last commercial sale. The principal U.S. patent covering INOMAX under the license agreement will expire on January 23, 2013. The INOMAX patents have been issued or are pending in 10 other countries, including Australia, Canada and Japan (where INOMAX is known as INOflo), and will generally expire on December 5, 2011 in these countries. The Company is required to pay royalties to MGH on net sales relating to INOMAX.

        In connection with the acquisition of INO, the Company assumed certain obligations due to a former owner. These obligations include royalties on net sales relating to the use of inhaled nitric oxide in certain indications as well as contingent payments upon the achievement of development milestones. During the year ended December 31, 2008, the Company paid $0.5 million relating to the achievement

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(21) Commitments and Contingencies (Continued)

of the milestone for marketing approval in Japan. Refer to Note 6, Intangible Assets, for further discussion.

IK-1001 (Sodium sulfide)

        On April 21, 2005, Ikaria Research, Inc. entered into a license agreement with Fred Hutchinson Cancer Research Center, or FHCRC, under which Ikaria Research, Inc. received the worldwide right and exclusive license to patents and patent applications claiming therapeutic uses of hydrogen sulfide and derivatives thereof (i.e., sodium sulfide) for a term expiring on the expiration of the last to expire patent or patent application covered by the license, which currently is June 25, 2028. The Company assumed this agreement in the acquisition of Ikaria Research, Inc. and is required to pay royalties on net sales of products that utilize the licensed technology and in further consideration will make milestone payments on the first five separately approvable indications, which may total $6.7 million if a new drug application, or NDA, is filed with the FDA for each of the first five indications, of which $50,000 was achieved during the year ended December 31, 2007. In addition, failure by the Company to meet certain development milestones could result in payment liabilities of up to $1.25 million for milestone extensions, such extension payments being creditable against future development milestone described above. The Company has a right to terminate the license with or without cause at any time on 90 days written notice to FHCRC. The Company also has a sponsored research agreement with FHCRC, which expires on April 21, 2010, with the option to extend for an additional one year until April 21, 2011, at a cost of $0.6 million.

Carbon monoxide

        The development of inhaled carbon monoxide is subject to two independent license agreements with Columbia University, or Columbia, and a consortium of Universities, known as BIDMC.

        On September 1, 2003, INO entered into a license agreement with BIDMC for an exclusive worldwide license to patents and patent applications claiming various therapeutic uses of carbon monoxide for a term expiring upon the earlier of the date of expiration of the last to expire patent, which currently is June 20, 2023. The Company assumed this agreement in the acquisition of INO and is obligated to make milestone payments upon the occurrence of certain regulatory achievements that in the aggregate total $0.5 million, of which INO paid $50,000 and $25,000 during the year ended December 31, 2007 and 2006, respectively. The Company is also required to pay royalties on annual net sales in connection with the licensed technology. If the Company fails to file an NDA for approval of a product using the licensed technology by March 1, 2012, the Company will be required to pay $0.2 million on that date and each anniversary thereafter until commencement of the first commercial sale of a licensed product or termination of the license agreement.

        On December 18, 2002, INO entered into a license agreement with Columbia for an exclusive worldwide license relating to patents and patent applications claiming therapeutic use of inhaled carbon monoxide with respect to organ transplant, for a term ending upon the expiration of the last to expire patent or patent application covered by the license, which currently is September 27, 2019. Under the agreement, the Company is obligated to make certain payments upon the achievement of various milestones that in the aggregate total $0.8 million, of which INO achieved $0.2 million and $0.1 million during the years ended December 31, 2007 and 2006, respectively. In addition, a milestone payment of $0.3 million is payable by the Company for each additional indication approved by the FDA or European Medicines Agency. The Company is also required to pay royalties on annual net sales relating to inhaled carbon monoxide. If the Company fails to file Marketing Authorization of a Product (with the FDA or EMEA) using the licensed technology by June 18, 2011, the Company will be required to pay $0.1 million for the first year of delay and $0.2 million for the second year of delay.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(21) Commitments and Contingencies (Continued)

Litigation

        The Company periodically becomes subject to legal proceedings and claims arising in connection with its business. The ultimate legal and financial liability of the Company in respect to all claims, lawsuits and proceedings cannot be estimated with any certainty. As of this report, any outcome, either individually or in the aggregate, is not expected to be material to the Company's financial position or results of operations.

Other

        The Company sells its products in various jurisdictions and is subject to federal, foreign, state and local taxes including, where applicable, sales and use tax. While the Company believes that it has properly paid or accrued for all such taxes based on its interpretation of applicable law, tax laws are complex and interpretations differ. Periodically, the Company may be audited by taxing authorities, and it is possible that additional assessments may be made in the future.

(22) Accumulated Other Comprehensive Income (Loss)

        Changes, net of tax, in accumulated other comprehensive income (loss) are (in thousands):

	Foreign currency translation gains (losses)	Gains (losses) from hedges	Accumulated other comprehensive income (loss)
Balance at December 31, 2007	$—	$—	$—
Recognized in AOCI	—	(4,208)	(4,208)
Income tax benefit	—	1,683	1,683

Balance at December 31, 2008	—	(2,525)	(2,525)
Recognized in AOCI	224	(1,374)	(1,150)
Reclassification to statement of operations	—	2,197	2,197
Income tax expense	(81)	(340)	(421)

Balance at December 31, 2009	$143	$(2,042)	$(1,899)

(23) Subsequent Events

Subsequent Events through April 22, 2010

        The Company has evaluated events from the balance sheet date through April 22, 2010, the date at which the consolidated financial statements were available to be issued.

        On March 29, 2010, the Company acquired the NDA and investigational new drug, or IND, application for LUCASSIN, assuming all future development and ownership of the drug in North America and Australia. Upon executing the amended agreement, the Company made an upfront payment of $5.0 million to Orphan and may make additional payments in the aggregate of $27.5 million upon the achievement of certain milestones. In addition, the Company agreed to a reduction in royalties if the product is approved for commercialization.

        In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 were signed into law. These laws are a legislative overhaul of the U.S. healthcare system which may have far reaching consequences for drug and medical device manufacturers. In particular, there are elements of this legislation that are aimed at promoting the greater use of comparative effectiveness research as well as various pilot and demonstration programs that have the potential to impact reimbursement and patient access for the Company's products, and which may materially impact numerous aspects of the business. The legislation has the potential to

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

(23) Subsequent Events (Continued)

significantly increase the tax burden on the drug and medical device industries and may have a material and adverse impact on the Company's operations and cash flow. The Company does not yet know the full impact this new legislation will have on the Company's business.

Subsequent Events from April 23, 2010 through May 12, 2010 (unaudited)

        The Company also evaluated subsequent events from April 23, 2010 through May 12, 2010.

        On May 10, 2010, the Board of Directors approved a new credit facility consisting of a $250.0 million term loan and a $40.0 million line of credit, at an interest rate of LIBOR plus 5.0% with a 2.0% LIBOR floor. The Company expects the new credit facility to close in the second quarter of 2010. Assuming consummation of the new credit facility, the Company expects to use a portion of the proceeds from the term loan to repay the entire outstanding balance on the existing Term Loan. The Company does not expect to draw down the line of credit at the time the new credit facility closes. On May 10, 2010, the Board of Directors also declared a cash dividend of $130.0 million, in the aggregate, contingent on the closing of the new credit facility, which is expected to be paid to holders of capital stock in the second quarter of 2010. The Company will pay this dividend from the remaining proceeds of the new term loan in addition to cash on hand.

IKARIA, INC.

Consolidated Balance Sheets

Unaudited

(Amounts in thousands, except per share amounts)

	June 30, 2010	Pro Forma June 30, 2010 (Note 12)	December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$27,853	$27,853	$95,226
Accounts receivable, net of allowances of $821 and $22,843, respectively	59,088	59,088	54,842
Due from related parties	597	597	783
Inventories	8,319	8,319	8,007
Prepaid expenses and other current assets	15,196	15,196	5,668
Deferred tax assets	8,508	8,508	8,769

Total current assets	119,561	119,561	173,295
Property, plant and equipment, net	47,016	47,016	43,933
Intangible assets, net	118,188	118,188	133,570
Deferred tax assets	114,527	114,527	114,474
Other assets	4,206	4,206	2,933

Total assets	$403,498	$403,498	$468,205

Liabilities, Redeemable Preferred Stock and Stockholders' (Deficit) Equity
Current liabilities:
Current portion of long-term debt	$12,500	$12,500	$1,807
Accounts payable	8,866	8,866	9,850
Deferred revenue	5,557	5,557	250
Income taxes payable	355	355	4,268
Other current liabilities	31,931	31,931	41,778

Total current liabilities	59,209	59,209	57,953
Long-term debt	232,739	232,739	173,914
Other liabilities	1,511	1,118	3,615

Total liabilities	293,459	293,066	235,482
Commitments and contingencies (Note 16)
Redeemable preferred stock, $0.01 par value per share:
Series A convertible preferred stock, 11,421 shares authorized, 11,361 shares issued and outstanding at June 30, 2010 and December 31, 2009, liquidation value of $11,361; and zero shares outstanding on a pro forma basis	32,152	—	32,152
Series B convertible preferred stock, 76,981 shares authorized, 76,981 shares issued and outstanding at June 30, 2010 and December 31, 2009, liquidation value of $356,775; and zero shares outstanding on a pro forma basis	356,777	—	356,777
Series C preferred stock, 1 share authorized, issued and outstanding at June 30, 2010 and December 31, 2009, liquidation value of $1; and 1 share outstanding on a pro forma basis	1	1	1

Total redeemable preferred stock	388,930	1	388,930
Stockholders' (deficit) equity:
Common stock, $0.01 par value per share:
Voting common stock, 110,000 and 103,929 shares authorized at June 30, 2010 and December 31, 2009, respectively, 3,733 shares issued and outstanding at June 30, 2010 and December 31, 2009; and 93,582 shares issued and outstanding on a pro forma basis	37	936	37
Non-voting common stock, 15,000 and 11,860 shares authorized at June 30, 2010 and December 31, 2009, respectively, 1,507 and 1,027 shares issued and outstanding at June 30, 2010 and December 31, 2009, respectively; and zero shares outstanding on a pro forma basis	15	—	10
Common stock warrant	—	393	—
Additional paid-in capital	1,827	389,872	32,795
Accumulated deficit	(280,923)	(280,923)	(187,150)
Accumulated other comprehensive income (loss)	153	153	(1,899)

Total stockholders' (deficit) equity	(278,891)	110,431	(156,207)

Total liabilities, redeemable preferred stock and stockholders' (deficit) equity	$403,498	$403,498	$468,205

The accompanying notes are an integral part of these consolidated financial statements.

IKARIA, INC.

Consolidated Statements of Operations

Unaudited

(Amounts in thousands, except per share amounts)

	Six Months Ended June 30, 2010		Six Months Ended June 30, 2009
Revenues:
Net sales		$146,603	$131,140
Other revenue		125	125

Total revenues		146,728	131,265

Operating costs and expenses:
Cost of sales		31,804	25,853
Selling, general and administrative		41,713	35,517
Research and development		41,279	25,376
Amortization of acquired intangibles		15,342	15,360
Other operating expense (income), net		900	(115)

Total operating expenses		131,038	101,991

Income from operations		15,690	29,274
Other (expense) income:
Interest income		221	144
Interest expense		(8,809)	(4,508)
Loss on extinguishment and modification of debt		(3,668)	—

Other expense, net		(12,256)	(4,364)

Income before income taxes		3,434	24,910
Income tax expense		1,718	10,693

Net income		$1,716	$14,217

Less: Preferred stock dividend		$122,721	$—
Less: Net income available to series A preferred stockholders and series B preferred stockholders		—	13,496

Net (loss) income attributable to common stockholders		$(121,005)	$721

Net (loss) income per common share:
Basic net (loss) income per share		$(24.93)	$0.15
Weighted average shares—Basic		4,853	4,716
Diluted net (loss) income per share		$(24.93)	$0.15
Weighted average shares—Diluted		4,853	95,838
Pro forma net income per common share: (Note 12)
Basic net income per share	$
Weighted average shares—Basic
Diluted net income per share	$
Weighted average shares—Diluted

The accompanying notes are an integral part of these consolidated financial statements.

IKARIA, INC.

Consolidated Statement of Changes in Stockholders' Deficit for the Six Months Ended June 30, 2010

Unaudited

(Amounts in thousands)

			Non-Voting Common Stock
	Voting Common Stock						Accumulated Other Comprehensive Income (Loss)
	Shares	Par Value	Shares	Par Value	Additional Paid-In Capital	Accumulated Deficit		Total
Balance at December 31, 2009	3,733	$37	1,027	$10	$32,795	$(187,150)	$(1,899)	$(156,207)
Exercise of stock options	—	—	480	5	330	—	—	335
Stock-based compensation	—	—	—	—	2,878	—	—	2,878
Tax benefit from stock option exercises	—	—	—	—	394	—	—	394
Interest rate swap, net of tax	—	—	—	—	—	—	2,042	2,042
Foreign currency translation gain, net of tax	—	—	—	—	—	—	10	10
Cash dividend declared ($1.39 per share)	—	—	—	—	(34,570)	(95,430)	—	(130,000)
Cumulative effect of change in accounting principle	—	—	—	—	—	(59)	—	(59)
Net income	—	—	—	—	—	1,716	—	1,716

Balance at June 30, 2010	3,733	$37	1,507	$15	$1,827	$(280,923)	$153	$(278,891)

The accompanying notes are an integral part of these consolidated financial statements.

IKARIA, INC.

Consolidated Statements of Comprehensive Income

Unaudited

(Amounts in thousands)

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
Net income	$1,716	$14,217
Interest rate swap, net of tax	2,042	130
Foreign currency translation gain, net of tax	10	51

Comprehensive income	$3,768	$14,398

The accompanying notes are an integral part of these consolidated financial statements.

IKARIA, INC.

Consolidated Statements of Cash Flows

Unaudited

(Amounts in thousands)

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
Cash flows from operating activities:
Net income	$1,716	$14,217
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangible assets	15,342	15,360
Depreciation	6,332	5,103
Amortization of deferred financing costs	731	471
Loss on early extinguishment of debt	1,476	—
Loss on interest rate swap	2,557	—
Stock-based compensation and warrant, net	2,817	1,834
Loss (gain) on disposal of property, plant and equipment, net	467	(289)
Deferred taxes	(1,096)	5,770
Other	(31)	(317)
Changes in assets and liabilities:
Accounts receivable, net	(4,282)	(5,131)
Due from related parties	186	(919)
Inventories	(323)	(168)
Prepaid expenses and other current assets	(9,456)	2,198
Accounts payable and other current liabilities	(14,807)	499
Deferred revenue	5,307	125
Other liabilities	(1,096)	(1,203)

Net cash provided by operating activities	5,840	37,550
Cash flows from investing activities:
Capital expenditures	(10,045)	(5,192)
Proceeds from the sale of property, plant and equipment	137	774

Net cash used in investing activities	(9,908)	(4,418)

Cash flows from financing activities:
Borrowings under bank debt, net of original issue discount	245,000	—
Debt issuance costs	(3,303)	—
Repayment of debt	(175,721)	(14,938)
Dividends paid	(130,000)	—
Proceeds from exercise of stock options and issuance of common stock	335	203
Tax benefit on exercise of stock options	394	—

Net cash used in financing activities	(63,295)	(14,735)
Effect of exchange rates on cash	(10)	75

Net (decrease) increase in cash and cash equivalents	(67,373)	18,472
Cash and cash equivalents, at beginning of period	95,226	51,651

Cash and cash equivalents, at end of period	$27,853	$70,123

Supplemental disclosure of cash flow information
Interest paid	$5,646	$5,942
Income taxes paid	12,066	1,244

The accompanying notes are an integral part of these consolidated financial statements

IKARIA, INC.

Notes to Consolidated Financial Statements

Unaudited

(1) Organization and Nature of the Business

General

        Ikaria, Inc., formerly known as Ikaria Holdings, Inc., referred to herein as Ikaria or the Company provides products for and conducts research in the critical care market. The Company's current product offering includes the drug INOMAX (nitric oxide) for inhalation approved by the U.S. Food and Drug Administration, or FDA for the treatment of hypoxic respiratory failure, or HRF, associated with pulmonary hypertension in term and near-term infants, and INOcal calibration gases, use of a proprietary FDA-cleared delivery system, distribution, emergency delivery, technical and clinical assistance, quality maintenance, on-site training and 24/7/365 customer service. INOMAX is manufactured and packaged at the Company's manufacturing facility in Louisiana. The Company distributes INOtherapy to its customers in the United States through its seven regional service and distribution centers and through third-party logistics services providers in Canada, Australia, Mexico and Japan.

Risks and Uncertainties

        The Company is subject to risks common to companies in similar industries and stages of development, including, but not limited to, competition from larger companies, reliance on revenue from one product, new technological innovations, the ability to acquire or license new products, reliance on one manufacturing site, dependence on key personnel, reliance on third-party service providers and vendors, protection of proprietary technology, and compliance with government regulations.

(2) Summary of Significant Accounting Policies

Basis of Presentation

        The consolidated financial statements for the interim periods included herein are unaudited; however, they contain all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the consolidated financial position of the Company as of June 30, 2010, and the results of its operations and cash flows for the six months ended June 30, 2010 and 2009. The results of operations for the interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These interim financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto included elsewhere in the prospectus.

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP, in accordance with the rules and regulations of the Securities and Exchange Commission for interim reporting. Pursuant to such rules and regulations, certain information and footnote disclosures normally included in complete annual financial statements have been condensed or omitted. Certain items previously reported have been reclassified to conform with the current year's presentation. The accounts of all wholly-owned subsidiaries are included in the consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and the disclosure of contingent assets and liabilities. Estimates are used for, among other things, the valuation of assets acquired,

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

Unaudited

(2) Summary of Significant Accounting Policies (Continued)

valuation of common and preferred stock and stock-based compensation, unbilled revenue, customer credits and the valuation of deferred taxes. Estimates are also used to determine the remaining economic lives and recoverability of fixed assets and intangible assets. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Revenue Recognition

        Prior to the adoption of a new billing model in 2010, the Company recognized revenue based on hours of INOMAX used by patients at established hourly rates. The Company estimated unbilled revenue for INOtherapy that had been used, but not yet billed, based on historical experience. Included in accounts receivable at December 31, 2009 were unbilled revenues of $33.4 million. The Company issued credits under its expense limitation program on a per patient basis following application from the hospital for patients who exceeded certain durations. INOtherapy revenue was recorded net of expected patient credits. At December 31, 2009, allowances for credits were $22.6 million.

        In 2010, the Company implemented a new tier-based billing model and eliminated the expense limitation program, which impacted revenue recognition. Under the new billing model, which was fully implemented by April 1, 2010, customers can select from a range of options over a set period of time, typically one year, which include (i) one option which offers unlimited access to INOtherapy for a fixed fee, (ii) three capped tier options offering increasing allocations of hours of INOMAX and (iii) a price per hour model.

        For customers on the price per hour model, revenue is recognized based on actual meter readings at the applicable hourly price. For customers on the unlimited access and capped tier options, the Company provides services on a continual basis and, therefore, assuming the customer is provided with sufficient access to INOMAX, revenue is recognized on a straight-line basis subject to the following:

  •
  Customers who select one of the top two capped tiers will typically have the option of moving to the next lower tier if their usage is below a specified level following the eighth month of the contract. In this case, the customer will be billed an adjusted monthly fee for the remainder of the contract such that the total cost of the INOtherapy service agreement will be equal to the cost of the lower tier. Currently, there is no historical information to reliably identify or estimate the number of customers who will elect to move to a lower tier. As a result, revenue from each of these customers is recognized monthly as if it was contracted at the lower tier and the incremental revenue is deferred until the earliest to occur, if any, of (i) the customer's hours exceeding the set cap for the lower tier and, therefore, the ability to move down one tier being eliminated, (ii) the customer electing to stay at the initially selected tier or (iii) the expiration of the time period for which the customer can move to a lower tier in the tenth month of the contract term.

  •
  For any hours that exceed the limit imposed by a selected capped tier, revenue is recognized based on actual meter readings at the applicable hourly price for the remainder of the contract period.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

Unaudited

(2) Summary of Significant Accounting Policies (Continued)

        Included in accounts receivable at June 30, 2010 were unbilled revenues of $1.2 million, primarily related to meters read, but not yet billed.

Change in Accounting Principle

        Prior to filing its Form S-1 registration statement, the Company measured its variable long-term incentive units using the intrinsic value method in accordance with Accounting Standards Codification, or ASC, Topic 718-30, Compensation—Stock Compensation, for private companies with cash-settled awards. Upon filing the registration statement on May 13, 2010, the Company became a public company for the purposes of financial accounting for stock-based compensation, and as a result, all variable long-term incentive units settleable in cash must be measured using the fair value method. The impact of the change in measurement from the intrinsic value method to the fair value method resulted in a $0.1 million before tax charge to beginning accumulated deficit.

(3) Recent Accounting Standards

        The following accounting standards were issued by the Financial Accounting Standards Board, or FASB, but have not yet been adopted by the Company.

        In March 2010, the FASB issued guidance that defines a milestone and determines when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. The milestone method of revenue recognition is a policy election and other proportional revenue recognition methods may also be applied. This standard will be effective for fiscal years beginning on or after June 15, 2010. Early application is permitted. Entities can apply this guidance prospectively to milestones achieved after adoption. Retrospective application to all prior periods is also permitted. The standard is not expected to have a material impact on the Company's consolidated financial statements.

        In October 2009, the FASB issued authoritative guidance that amends existing guidance for identifying separate deliverables in a revenue-generating transaction where multiple deliverables exist, and provides guidance for allocating and recognizing revenue based on those separate deliverables. The guidance is expected to result in more multiple-deliverable arrangements being separable than under current guidance. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The standard is not expected to have a material impact on the Company's consolidated financial statements other than additional disclosures.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

Unaudited

(4) Inventories

        Inventories consist of the following (dollars in thousands):

	June 30, 2010	December 31, 2009
Replacement parts and other	$5,145	$3,916
Work in process	769	866
Finished goods	2,405	3,225

	$8,319	$8,007

(5) Property, Plant and Equipment

        Property, plant and equipment and accumulated depreciation consist of the following (dollars in thousands):

	June 30, 2010	December 31, 2009
Land and improvements	$929	$929
Building and improvements	8,292	8,149
Machinery, equipment and furniture	68,167	58,934
Construction in progress	2,100	2,694

	79,488	70,706
Less accumulated depreciation	(32,472)	(26,773)

	$47,016	$43,933

(6) Intangible Assets

        The Company's intangible assets are summarized below (dollars in thousands):

June 30, 2010	Useful life (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Non-amortizable intangibles:
Trademarks and trade names	Indefinite	$41,288	$—	$41,288
Amortizable intangibles:
Core developed technology	5.75	$170,226	$(96,177)	$74,049
Assembled workforce	3.75	117	(101)	16
Royalty interest	4.75	4,626	(2,191)	2,435
License agreement	10.0	500	(100)	400

Total		$216,757	$(98,569)	$118,188

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

Unaudited

(6) Intangible Assets (Continued)

December 31, 2009	Useful life (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Non-amortizable intangibles:
Trademarks and trade names	Indefinite	$41,288	$—	$41,288
Amortizable intangibles:
Core developed technology	5.75	$170,226	$(81,368)	$88,858
Assembled workforce	3.75	289	(212)	77
Royalty interest	4.75	4,626	(1,704)	2,922
License agreement	10.0	500	(75)	425

Total		$216,929	$(83,359)	$133,570

        Amortization expense was $15.3 million and $15.4 million for the six months ended June 30, 2010 and 2009, respectively. The estimated future amortization expense for intangible assets for the next five years and thereafter is as follows (dollars in thousands):

Year ended December 31,	Estimated amortization expense
2010 (remaining 6 months)	$15,337
2011	30,643
2012	30,643
2013	50
2014	50
Thereafter	176

(7) Debt and Credit Facilities

        On May 14, 2010, the Company repaid its existing Term Loan, cancelled its existing revolving line of credit facility and entered into a new credit agreement, or Credit Agreement, with a syndicate of financial institutions under which the Company borrowed $250.0 million pursuant to a new senior secured term loan, or the New Term Loan, which matures on May 14, 2016 and secured a new $40.0 million revolving credit facility, which matures on May 14, 2015. The net proceeds from the New Term Loan, after deducting a $5.0 million original issue discount, were $245.0 million. These proceeds were used to repay the entire $175.3 million outstanding balance on the existing Term Loan plus accrued interest. The remaining proceeds of the New Term Loan and additional cash on hand were used to pay a cash dividend of $130.0 million to holders of record of capital stock as of May 28, 2010, of which $122.7 million was paid to preferred stockholders and $7.3 million was paid to common stockholders. The cash dividend was charged against available additional paid-in capital on the declaration date of May 10, 2010, with the remainder charged to accumulated deficit. Term Loan borrowings under the Credit Agreement bear interest at the London Interbank Offered Rate, or LIBOR, plus 5.0% with a 2.0% LIBOR floor. As of June 30, 2010, the interest rate on the New Term Loan was 7.0%.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

Unaudited

(7) Debt and Credit Facilities (Continued)

        The Company evaluated the present value of the cash flows under the existing Term Loan as compared to the New Term Loan and determined that there was not a substantial modification of debt for the lenders that participated in the old and new debt. During the six months ended June 30, 2010, the Company expensed $3.7 million of debt issuance costs as loss on extinguishment and modification of debt and capitalized $2.0 million of debt issuance costs. The original issue discount and the capitalized debt issuance costs are being amortized over the term of the loan using the effective interest method.

        During the six months ended June 30, 2010, the Company capitalized $1.3 million in debt issuance costs on the revolving credit facility, which is being amortized on a straight line basis. The Company must pay a commitment fee of 0.75% per year on the revolving credit facility. As of June 30, 2010, the Company had $1.0 million in letters of credit issued against the revolving credit facility. Revolver borrowings under the Credit Agreement bear interest at the London Interbank Offered Rate, or LIBOR, plus 4.25% with a 2.0% LIBOR floor.

        The New Term Loan and revolving credit facility are secured by substantially all of the Company's assets. The Credit Agreement also contains certain restrictions and covenants relating to leverage ratios, interest coverage, acquisitions, capital expenditures, investments, drug licensing costs and expenses, sale of assets, guarantees and hedging arrangements, mergers, and the incurrence of additional indebtedness.

        The New Term Loan principal is payable in semi-annual installments in the amount of $6.25 million for the first two installments, and $12.5 million for each installment thereafter, with the remainder maturing on May 14, 2016. The installments are payable in November and May of each year, with the first installment due in November 2010. The facility requires mandatory prepayments of 75% of excess cash flow, as defined in the Credit Agreement, if the Company's leverage ratio is greater than 2.0 and 50% of excess cash flow if the leverage ratio is equal to or less than 2.0. Based on the anticipated mandatory prepayments and maturity of the debt, principal payments under the Credit Agreement following June 30, 2010 are estimated as follows: $6.3 million for the second half of 2010, $18.8 million for 2011, $50.5 million for 2012, $59.0 million for 2013, $61.4 million for 2014 and $54.0 million for 2015. If the leverage is greater than 2.0 at the time of receiving the proceeds of a public offering, the Company is required to pay down an amount sufficient to bring the leverage ratio to 2.0.

(8) Financial Instruments

Fair Value Measurement

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction. To increase consistency and comparability in fair value measurements, the ASC established a three-level hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels are:

  •
  Level 1—Values are unadjusted quoted prices for identical assets and liabilities in active markets.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

Unaudited

(8) Financial Instruments (Continued)

  •
  Level 2—Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.

  •
  Level 3—Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement.

        The interest rate swap is a Level 2 valuation, which is measured at fair value using standard industry models that consider observable interest rates, forward yield curves at commonly quoted intervals and volatility from various market sources. The Company considers the impact of its own and the counterparties' credit risk on the fair value of contracts. Where independent pricing services provide fair values, the Company has validated the inputs to market data from observable and corroborated sources.

        The series A preferred stock warrant is classified as Level 3 valuation, using a standard industry model. A significant input is the value of the Company's series A preferred stock, which is based largely on the Company's projections of future revenues, earnings and cash flows.

        The fair value of the Term Loan is classified as Level 2 and is based on market bid and ask prices on similar instruments.

        The following table summarizes certain fair value information at June 30, 2010 and December 31, 2009 for financial liabilities measured at fair value on a recurring basis and financial liabilities carried at historical cost at June 30, 2010 (dollars in thousands):

		Fair value measurements using
	Carrying value
Financial Liabilities Carried at Fair Value		Level 1	Level 2	Level 3
June 30, 2010
Interest rate swap—in other current liabilities	$2,598	$—	$2,598	$—
Stock warrant—in other liabilities	$393	$—	$—	$393
December 31, 2009
Interest rate swap(1)—in other current liabilities and other liabilities	$3,993	$—	$3,993	$—
Stock warrant—in other liabilities	$454	$—	$—	$454
Financial Liabilities Carried at Historical Cost June 30, 2010
Long-term debt, net of original issue discount—in current and long—term debt	$245,239	$—	$243,750	$—

(1)
Derivative designated as a hedge. Hedge accounting was required to be discontinued in May 2010 at the time the existing Term Loan was repaid.

        There were no transfers between Levels 1, 2 and 3 during the six-month period ended June 30, 2010.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

Unaudited

(8) Financial Instruments (Continued)

        The following table summarizes activity for the six months ended June 30, 2010 and 2009 for the series A preferred stock warrant, which is classified as Level 3 (dollars in thousands):

	Six months ended June 30, 2010	Six months ended June 30, 2009
Balance at beginning of period	$454	$527
Other operating (income) expense	(61)	1

Balance at end of period	$393	$528

Credit Risk

        Credit risk represents the loss that would be recognized if counterparties failed to completely perform as contracted. The financial instruments that subject the Company to credit risk consist principally of cash and cash equivalents and accounts receivables. The Company maintains cash and cash equivalents with major banks, the majority of which is in money market deposit accounts. In addition, a portion of the Company's cash is maintained in an operating account with a major bank. Hospitals account for a substantial portion of accounts receivable and collateral is not required. The risk associated with this concentration is mitigated by the Company's ongoing credit review procedures. Furthermore, no customer individually represented more than 10% of accounts receivable at any period-end.

Derivative Instruments

        The Company carries derivative instruments on the balance sheet at fair value. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge along with changes of the fair-value of the hedged asset or liability that are attributable to the hedged risk are recorded in current-period results. Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as, a cash-flow hedge are recorded in accumulated other comprehensive income (loss), or AOCI, and reclassified into earnings in the same period the hedged transaction affects earnings. Any hedge ineffectiveness is included in current-period results. The Company discontinues hedge accounting prospectively when the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised, the cash flow hedge is dedesignated because a forecasted transaction is not probable of occurring, or management determines to remove the designation of the cash flow hedge. In situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in earnings gains and losses that were accumulated in AOCI related to the hedging relationship. In certain circumstances, the Company may enter into a derivative contract that does not qualify as a hedge or may choose not to designate it as a fair-value or a cash-flow hedge; in such cases, changes in fair value are recorded in current-period results.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

Unaudited

(8) Financial Instruments (Continued)

Interest Rate Derivatives

        The Company is subject to the risk of fluctuating interest rates in the normal course of business. The Company manages interest rate risks through the use of derivative financial instruments. In April 2007, the Company entered into an interest rate collar agreement, as required under the previous credit agreement, to help manage its exposure to interest rate movements for a period of two years from April 30, 2007 through April 30, 2009, economically hedging $117.5 million of its floating rate term debt. The interest rate collar was not designated as a qualifying cash flow hedge and, thus, any changes in fair value were reported in current period results. The interest rate collar expired on April 30, 2009. Interest expense on the interest rate collar was de minimis in the first six months of 2009.

        In May 2008, the Company entered into a forward interest rate swap agreement for the period of two years from April 30, 2009 through April 30, 2011. Similar to the interest rate collar, the objective of the forward swap is to reduce the Company's exposure to rising interest rates by entering into a hedging agreement that converts the interest rate on a portion of the Company's existing Term Loan from floating rate to fixed rate using a cash flow hedge. The interest rate swap is on $100.0 million of the outstanding principal amount of the Company's floating rate debt from April 30, 2009 to April 30, 2010 and on $80.0 million of the outstanding principal from April 30, 2010 to April 30, 2011. The hedge has the economic effect of swapping a portion of the Company's three-month floating interest rate base to a fixed interest rate for a term of two years. The Company designated the interest rate swap at inception as a qualifying cash flow hedge and, thus recorded the interest rate swap at its estimated fair value in the balance sheet, with changes in fair value being reported in AOCI. Gains or losses initially reported as a component of AOCI were reclassified to earnings in the period when the hedged transaction affected earnings. In May 2010, the Company repaid its existing Term Loan and discontinued hedge accounting prospectively because the forecasted transactions were no longer probable of occurring. As a result, the losses in AOCI were recognized in the statement of operations. In the six months ended June 30, 2010 and 2009, the Company recorded $3.8 million and $0.5 million, respectively, in interest expense related to the interest rate swap.

Warrant to Purchase Series A Preferred Stock

        In conjunction with the March 28, 2007 acquisition of Ikaria Research, Inc., the Company exchanged a warrant held by a financial institution to purchase 60,000 shares of Ikaria Research, Inc. series A preferred stock at $1.00 per share with a warrant to purchase an equal number of Ikaria, Inc. series A convertible preferred stock at an exercise price of $1.00 per share. The warrant is exercisable through January 31, 2016. The fair value of the warrant is recorded as a liability and adjusted at each reporting date to reflect changes in the estimated fair value of the underlying series A convertible preferred stock. Upon the closing of an Ikaria, Inc. initial public offering, the warrant to purchase 60,000 shares of Ikaria, Inc. series A convertible preferred stock will convert to a warrant to purchase an equal number of common shares of Ikaria, Inc. at an exercise price of $1.00 per share.

(9) Stock Plans

        In February 2010, the Company's Board of Directors approved, and in May 2010, the Company's stockholders approved a Long-Term Incentive Plan, or the 2010 Plan, which provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

Unaudited

(9) Stock Plans (Continued)

rights, performance units and cash incentive awards. On the date the Board of Directors approved the 2010 Plan, 2,793,062 shares of the Company's common stock were reserved for issuance under the 2010 Plan.

        During the six months ended June 30, 2010, the Company granted 419,350 restricted stock units that will be settled in stock and 2,800,000 stock options. During the six months ended June 30, 2009, the Company granted 445,000 stock options. The Company recognized stock-based compensation expense for stock options and restricted stock units as follows (in thousands):

	Six months ended June 30, 2010	Six months ended June 30, 2009
Selling, general and administrative	$1,815	$1,512
Research and development	900	535
Cost of sales	163	73

Total expense	$2,878	$2,120

        Stock compensation expense for the six months ended June 30, 2009 included expense of $0.3 million related to restricted stock units settleable in cash.

(10) Income Taxes

        The Company's effective tax rate was 50.0% and 42.9% for the six months ended June 30, 2010 and 2009, respectively. In 2010, the Company's tax rate was impacted by the inability to benefit from losses in certain foreign jurisdictions, certain non-deductible licensing fees relating to a collaborative arrangement and stock-based compensation expense for incentive stock options.

        Prepaid federal and state income taxes were $6.4 million and $0.5 million at June 30, 2010 and December 31, 2009, respectively.

(11) Net Income (Loss) Per Share

        Net income (loss) per share is determined in accordance with the two-class method. This method is used for computing basic net income (loss) per share when companies have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. Under the two-class method, net income (loss) is allocated between common shares and other participating securities based on their participating rights in both distributed and undistributed earnings. In determining net income (loss) attributable to common stockholders for the six months ended June 30, 2010, preferred stock dividends declared were deducted from net income. The Company's series A preferred stock and series B preferred stock are participating securities, since the stockholders are entitled to share in dividends declared by the board of directors with the common stock based on their equivalent common shares.

        Basic net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Because holders of the participating preferred stock are not contractually required to share in the Company's losses, in applying the two-class method to compute basic net loss per common share, no allocation to preferred stock was made for the six months ended June 30, 2010.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

Unaudited

(11) Net Income (Loss) Per Share (Continued)

        Diluted net income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders as adjusted for the effect of dilutive securities, if any, by the weighted average number of common stock and dilutive common stock outstanding during the period. Potential common shares include the shares of common stock issuable upon the exercise of outstanding stock options, restricted stock units and warrants (using the treasury stock method) and the conversion of the shares of series A preferred stock and series B preferred stock (using the more dilutive of the (a) as converted method or (b) the two-class method). Potential common shares in the diluted net income (loss) per share computation are excluded to the extent that they would be anti-dilutive.

        The following table sets forth the computation of basic and diluted net income (loss) per share for the six months ended June 30, 2010 and 2009 (in thousands, except per share amounts):

	Six months ended June 30, 2010	Six months ended June 30, 2009
Numerator:
Net income	$1,716	$14,217
Less: Net income attributable to series A and B preferred stock	—	13,496
Less: Preferred stock dividend	122,721	—

Net (loss) income attributable to common stockholders	$(121,005)	$721
Denominator:
Weighted average shares of common stock outstanding—basic	4,853	4,716
Dilutive effect of convertible series A preferred stock and series B preferred stock	—	88,342
Dilutive effect of stock options	—	2,726
Dilutive effect of warrant	—	54
Dilutive effect of restricted stock units	—	—

Weighted average shares of common stock outstanding—diluted	4,853	95,838
Net income (loss) per share:
Basic net (loss) income per share of common stock	$(24.93)	$0.15
Diluted net (loss) income per share of common stock	$(24.93)	$0.15

        The following weighted average shares were excluded from the calculation as their effect would have been anti-dilutive for the six months ended June 30, 2010 and 2009:

	Six months ended June 30, 2010	Six months ended June 30, 2009
Convertible series A and B preferred stock	88,342	—
Common stock options	9,558	1,622
Warrant	60	—
Restricted stock units	25	—

(12) Pro forma Balance Sheet and Net Income Per Share

        In the event of an initial public offering, or IPO, the non-voting common stock, and, assuming holders of at least 75% of the series B preferred stock consent, the series A preferred stock and series B preferred stock, will convert into common stock on a one-for-one basis. The unaudited pro

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

Unaudited

(12) Pro forma Balance Sheet and Net Income Per Share (Continued)

forma balance sheet as of June 30, 2010 reflects the conversion of all outstanding shares of series A preferred stock and series B preferred stock into 88,342,061 shares of common stock and the conversion of all outstanding shares of non-voting common stock into 1,506,514 shares of common stock, as if the conversion had occurred as of June 30, 2010. In addition, the warrant to purchase 60,000 shares of series A preferred stock will convert to a warrant to purchase 60,000 shares of common stock and the classification of the warrant would change from liability to equity, which is also reflected in the pro forma balance sheet.

        The pro forma basic and diluted weighted average number of shares for the six months ended June 30, 2010 reflects the conversion of all outstanding shares of series A preferred stock and series B preferred stock and all non-voting common stock into shares of common stock as if the conversion had taken place on January 1, 2010. In May 2010, the Company's Board of Directors declared a cash dividend of $1.39 per share on outstanding stock, $130.0 million in total, payable to stockholders of record as of the close of business on May 28, 2010. Because the dividend exceeded net income from the previous twelve months, the effect of the dividend in excess of earnings is included in the pro forma earnings per share calculation as follows (in thousands):

Dividend distribution	$130,000
Net income for the twelve months ended June 30, 2010	478

Dividend distribution in excess of earnings	$129,522

        If the total dividend distribution in excess of earnings was assumed to be paid from the net proceeds of the offering, approximately            shares would be issued for this purpose, which is included in the pro forma weighted average shares of common stock outstanding.

        The following table shows the unaudited pro forma effects on the basic and diluted earnings per share for the six months ended June 30, 2010 (in thousands, except per share amounts):

	Six months ended June 30, 2010
Numerator:
Net income		$1,716
Denominator:
Weighted average shares of common stock outstanding		4,853
Number of shares issued to fund the dividend in excess of earnings
Shares issued upon conversion of outstanding preferred stock		88,342

Pro forma weighted average shares of common stock outstanding—Basic
Dilutive effect of stock options		2,605
Dilutive effect of warrant		53
Dilutive effect of restricted stock units		1

Pro forma weighted average shares of common stock outstanding—Diluted
Net income per share:
Unaudited pro forma basic and diluted net income per common share	$

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

Unaudited

(12) Pro forma Balance Sheet and Net Income Per Share (Continued)

        The assumed conversion of the series A preferred stock and series B preferred stock as of January 1, 2010 had no effect on the basic and diluted net income per share because the series A preferred stock and series B preferred stockholders share equally with the common stockholders in the earnings of the Company. For pro forma purposes, net income was not reduced by the declared preferred dividend because of the assumed conversion of preferred stock to common stock as of January 1, 2010. Therefore, all dividends declared would have been common stock dividends for pro forma basic and diluted net income per common share.

        Weighted average common stock options totaling 2,799,799 for the six months ended June 30, 2010 have been excluded from the computation of pro forma diluted net income per share as the effect would have been anti-dilutive.

(13) Accumulated Other Comprehensive Income (Loss)

        Changes in accumulated other comprehensive income (loss) are (in thousands):

	Foreign currency translation gains (losses)	Gains (losses) from hedges	Accumulated other comprehensive income (loss)
Balance at December 31, 2009	$143	$(2,042)	$(1,899)
Recognized in AOCI	(83)	(397)	(480)
Reclassification to statement of operations	—	3,782	3,782
Income tax benefit (expense)	93	(1,343)	(1,250)

Balance at June 30, 2010	$153	$—	153

(14) Product Acquisitions and Other Agreements

        On March 29, 2010, the Company acquired the new drug application, or NDA, and investigational new drug, or IND, application for LUCASSIN and assumed all future development and ownership of the drug in North America and Australia. The Company made an upfront payment of $5.0 million and a development milestone payment of $5.0 million to Orphan Therapeutic LLC, which are recorded in research and development expense, and may make additional payments in the aggregate of $22.5 million upon the achievement of certain milestones. In addition, the Company amended certain terms of the agreement, including reducing royalties if the product is approved for commercialization.

(15) Related Party Transactions

        During the six months ended June 30, 2010 and June 30, 2009, the Company had transactions with Linde affiliates, which resulted in sales of product and fixed assets of $1.3 million and $2.1 million, respectively, and purchases of $0.1 million and $0.2 million, respectively. Balances due from related parties at June 30, 2010 and December 31, 2009 were $0.6 million and $0.8 million, respectively.

IKARIA, INC.

Notes to Consolidated Financial Statements (Continued)

Unaudited

(16) Commitments and Contingencies

        The Company periodically becomes subject to legal proceedings and claims arising in connection with its business. The ultimate legal and financial liability of the Company in respect to all claims, lawsuits and proceedings cannot be estimated with any certainty. As of this report, any outcome, either individually or in the aggregate, is not expected to be material to the Company's financial position or results of operations.

        The Company sells its products in various jurisdictions and is subject to federal, foreign, state and local taxes including, where applicable, sales and use tax. While the Company believes that it has properly paid or accrued for all such taxes based on its interpretation of applicable law, tax laws are complex and interpretations differ. Periodically, the Company may be audited by taxing authorities, and it is possible that additional assessments may be made in the future.

(17) Subsequent Events

        The Company has evaluated events from the balance sheet date through August 17, 2010, the date at which the interim consolidated financial statements were available to be issued and also evaluated subsequent events from August 18, 2010 through October 21, 2010.

        On September 23, 2010, the Company restated its certificate of incorporation to increase the total number of authorized shares of series C preferred stock from 400 shares ($0.01 par value) to 1,200 shares ($0.01 par value) and to reclassify 400 shares of series C preferred stock issued and outstanding into 1,200 shares of series C special voting convertible preferred stock. This action amended certain rights of the series C preferred stock and established six classes of series C special voting convertible preferred stock. Each share of series C special voting convertible preferred stock is convertible into 0.3333 shares of voting common stock at the option of the holder and is entitled to $0.3333 per share upon liquidation.

        In July 2010, the Company identified through its ongoing quality monitoring systems that a pressure switch within its INOMAX drug-delivery systems that monitors when the INOMAX cylinder should be replaced was prematurely failing on some of the systems. As a result, the Company initiated a voluntary recall of the impacted INOMAX DS drug-delivery systems and is replacing them with remediated INOMAX DS systems. The estimated incremental costs of $1.1 million associated with the voluntary recall are included in cost of sales for the six months ended June 30, 2010. The estimated expense includes materials, labor and freight costs to replace the delivery systems, which the Company expects to complete by December 2010. It is possible that additional charges may be required in future periods based on new information, changes in estimates and the implementation of the recall.

              Shares

Ikaria, Inc.

Common Stock

Goldman, Sachs & Co.
Morgan Stanley
Credit Suisse
Lazard Capital Markets
Cowen and Company
Wedbush PacGrow Life Sciences
Soleil Securities Corporation
SunTrust Robinson Humphrey

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by the Registrant. All amounts are estimates except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc. filing fee.

	Amount
Securities and Exchange Commission registration fee		$14,260
Financial Industry Regulatory Authority, Inc. filing fee		20,500
NASDAQ listing fee		125,000
Accountants' fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		$10,000
Transfer Agent's fees and expenses		$10,000
Printing and engraving expenses		$500,000
Miscellaneous		*

Total Expenses	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

        Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

        Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

        Our certificate of incorporation also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys' fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we don't assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

        We have entered into indemnification agreements with our directors and executive officers. In general, these agreements provide that we will indemnify the director to the fullest extent permitted by law for claims arising in his or her capacity as a director of our company, in any capacity with respect to any of our employee benefit plans or in connection with his or her service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that the director makes a claim for indemnification and establish certain presumptions that are favorable to the director.

        Our employment agreements with our executive officers provide that we will indemnify the executive officer for any claims that a third party brings against him based on any alleged act or omission related to the executive officer's employment by us to the maximum extent permitted by law.

        We maintain a directors and officers liability insurance policy which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

        The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

Item 15.    Recent Sales of Unregistered Securities.

        Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by the Registrant within the past three years that were not registered under the Securities Act of 1933, as amended. Also included is the consideration, if any, received by the Registrant for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

  (a)    Issuances of Securities

        In March 2007, in connection with the Transaction, (i) each issued and outstanding share of Ikaria Research, Inc.'s common stock became one share of the Registrant's voting common stock and (ii) each issued and outstanding share of Ikaria Research, Inc.'s series A preferred stock became one share of the Registrant's series A preferred stock. The Registrant issued a total of 3,733,081 shares of voting common stock and 11,361,250 shares of series A preferred stock to the holders of Ikaria Research, Inc.'s capital stock. A warrant issued to SVB Financial Group for 60,000 shares of Ikaria Research, Inc.'s series A preferred stock became a warrant for the same number of shares of the Registrant's series A preferred stock.

        In December 2006 and January and February 2007, Ikaria Research, Inc. issued subordinated convertible secured promissory notes to entities affiliated with the Venrock Entities, ARCH and the 5AM Entities. The notes issued in December 2006 had an annual interest rate of 4.97%, the notes issued in January 2007 had an annual interest rate of 4.88% and the notes issued in February 2007 had an annual interest rate of 4.93%. The aggregate principal amount of the notes issued was $3,000,000. In March 2007, all of the principal and interest due under these promissory notes converted into an aggregate of 653,658 shares of the Registrant's series B preferred stock in connection with the Registrant's series B preferred stock financing.

        In March 2007, the Registrant sold an aggregate of 60,408,484 shares of series B preferred stock at a price per share of $4.6346 to the New Mountain Entities, ARCH, the Venrock Entities and Linde for an aggregate purchase price of $280.0 million. The Registrant also issued a total of 15,918,669 shares of series B preferred stock to Linde as part of the consideration for INO Therapeutics LLC. Additionally, as further consideration to enter into the Transaction, in March 2007, the Registrant issued an aggregate of 400 shares of series C non-convertible preferred stock to New Mountain Entities, ARCH, the entities affiliated with the Venrock Entities and Linde. In September 2010, the Registrant amended its certificate of incorporation to reclassify the 400 shares of series C preferred stock issued and outstanding into 1,200 shares of series C special voting convertible preferred stock.

        No underwriters were involved in the foregoing issuances of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and, in certain cases, Regulation D promulgated thereunder, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

  (b)    Equity Participation Plan

        Between July 2007 and November 2007, the Registrant sold an aggregate of 636,595 shares of common stock at a purchase price per share of $4.63 to certain members of its management pursuant to its equity participation plan. In December 2008, the Registrant sold an aggregate of 11,959 shares of common stock at a purchase price per share of $8.39 to certain members of its management pursuant to its equity participation plan. In January 2009, the Registrant sold an aggregate of 20,271 shares of common stock at a purchase price per share of $8.39 to certain members of its management pursuant to its equity participation plan. In March 2009, the Registrant sold 3,131 shares of its common stock at a purchase price of $9.58 per share to one of its managers pursuant to its equity participation plan.

        The shares of common stock issuable pursuant to the equity participation plan as described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with the Registrant's employees in reliance on the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act, or pursuant to Section 4(2) under the Securities Act and, in certain cases, Regulation D promulgated thereunder, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

  (c)    Stock Option Grants

        Since inception, the Registrant has issued options under its 2007 stock plan and its 2010 plan to certain directors, employees and consultants to purchase an aggregate of 15,392,067 shares of common stock as of September 30, 2010. In connection with the Transaction, in March 2007, the Registrant granted options to purchase an aggregate of 1,504,088 shares of common stock with exercise prices ranging from $0.03 to $1.50 per share in exchange for outstanding options originally granted under the Ikaria Research, Inc. stock plan. Between April 2007 and September 2010, the Registrant granted options to purchase an aggregate of 13,887,979 shares of common stock with exercise prices ranging from $4.63 to $9.62 per share. On September 7, 2010 the Registrant approved options to purchase an aggregate of 580,000 shares of common stock, which will be granted as of the first day the Registrant is publicly traded on The NASDAQ Global Market. As of September 30, 2010, the Registrant had issued an aggregate of 834,558 shares of common stock at prices ranging from $0.03 to $6.20 per share to certain of its employees, consultants and directors pursuant to the exercise of stock options for an aggregate purchase price of $541,397. As of September 30, 2010, options to purchase 3,804,018 shares of common stock had been forfeited or cancelled and options to purchase 10,753,491 shares of common stock remained outstanding at a weighted average exercise price of $6.10 per share.

        The stock options and the common stock issuable upon the exercise of such options as described in this section (c) of Item 15 were issued pursuant to written compensatory plans or arrangements with the Registrant's employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act, or pursuant to Section 4(2) under the Securities Act and, in certain cases, Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

  (d)    Restricted Stock Unit Grants

        In May 2010, July 2010 and September 2010, the Registrant issued restricted stock units for an aggregate of 1,384,300 shares of common stock. As of September 30, 2010, all of these restricted stock units remained outstanding.

        The restricted stock units and the common stock issuable pursuant to the restricted stock units as described in this section (d) of Item 15 were issued pursuant to written compensatory plans or arrangements with the Registrant's employees and directors, in reliance on the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act.

        All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

  (a)    Exhibits

        The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

  (b)    Financial Statement Schedules

        The following schedule is filed as part of this registration statement:

  Schedule II—Valuation and Qualifying Accounts

        All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financials statements or related notes.

SCHEDULE II
IKARIA, INC. VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)

	Beginning Balance	Additions (Recoveries) charged to Expense or Sales	Deductions	Ending Balance
Predecessor
January 1 to March 27, 2007
Allowance for doubtful accounts	$275	$(63)	$(1)	$211
Allowance for customer credits	12,345	48,608	(43,511)	17,442
Successor
Year ended December 31, 2007
Allowance for doubtful accounts	$211	$546	$(13)	$744
Allowance for customer credits	17,442	133,494	(131,780)	19,156
Year ended December 31, 2008
Allowance for doubtful accounts	$744	$(126)	$(225)	$393
Allowance for customer credits	19,156	216,445	(210,401)	25,200
Year ended December 31, 2009
Allowance for doubtful accounts	$393	$(102)	$(64)	$227
Allowance for customer credits	25,200	247,618	(250,202)	22,616

        Note: Charges or recoveries of the allowance for doubtful accounts are reflected in expense. Charges for the allowance for customer credits are reflected in net sales.

  (c)    Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ikaria, Inc.

        Under date of April 22, 2010, we reported on the consolidated balance sheets of Ikaria, Inc. and subsidiaries (Successor) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' deficit, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and the statements of operations, changes in members' equity, comprehensive income (loss), and cash flows of INO Therapeutics LLC (Predecessor) for the period January 1, 2007 through March 27, 2007, which are included in the prospectus. In connection with our audits of the aforementioned Successor consolidated financial statements and Predecessor financial statements, we also audited the related financial statement schedule in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audit.

        In our opinion, such financial statement schedule, when considered in relation to the basic Successor consolidated financial statements and Predecessor financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Short Hills, New Jersey
April 22, 2010

Item 17.    Undertakings.

        (a)   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby undertakes that:

    (1)
    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2)
    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)
    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

    (4)
    In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    (i)
    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    (ii)
    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

      (iii)
      The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

      (iv)
      Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clinton, State of New Jersey, on this 22nd day of October, 2010.

IKARIA, INC.
By:	/s/ DANIEL TASSÉ
Daniel Tassé President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature		Title	Date

/s/ DANIEL TASSÉ Daniel Tassé		President, Chief Executive Officer and Director (Principal Executive Officer)	October 22, 2010
/s/ CRAIG TOOMAN Craig Tooman		Chief Financial Officer (Principal Financial Officer)	October 22, 2010
/s/ MICHAEL ADASCZIK Michael Adasczik		Controller (Principal Accounting Officer)	October 22, 2010
* Aldo E. Belloni, Ph.D.		Director	October 22, 2010
* Michael T. Flaherman		Director	October 22, 2010
* Robert T. Nelsen		Director	October 22, 2010
* Howard Pien		Director	October 22, 2010
* Bryan E. Roberts, Ph.D.		Director	October 22, 2010
* Alok Singh		Director	October 22, 2010
* Randy H. Thurman		Director	October 22, 2010
* Lota S. Zoth		Director	October 22, 2010
*By:	/s/ DANIEL TASSÉ Daniel Tassé Attorney-in-fact

Exhibit Index

Exhibit Number	Description of Exhibit
1.1*	Underwriting Agreement
2.1+**	Sale and Purchase Agreement among Linde Gas Inc., Linde AG, Ikaria, Inc., Ikaria Acquisition Inc. and Ikaria Research, Inc., dated as of February 22, 2007†
2.2+**	Amended and Restated Asset Purchase Agreement between Orphan Therapeutics, LLC, and Ikaria Therapeutics LLC, dated as of March 29, 2010†
2.3+**
Sale and Purchase Agreement among INO Holdings LLC, AGA Gas, Inc., and INOCO, Inc., and for the purposes of certain sections, AGA AB, Becton, Dickinson and Company and Instrumentarium Corporation, dated as of July 20, 1998†
3.1	Restated Certificate of Incorporation of Ikaria, Inc.†
3.2	Form of Restated Certificate of Incorporation of Ikaria, Inc., to be effective upon the closing of the offering
3.3	Restated Bylaws of Ikaria, Inc.†
3.4	Form of Amended and Restated Bylaws of Ikaria, Inc., to be effective upon the closing of the offering†
4.1	Specimen Certificate evidencing shares of common stock
4.2	Common Stockholders Agreement among Ikaria, Inc. and the stockholders listed on the signature pages thereto, dated as of February 22, 2007, as amended
4.3
Amended and Restated Investor Stockholders Agreement among Ikaria, Inc., New Mountain Partners II, L.P., New Mountain Affiliated Investors II, L.P., Allegheny New Mountain Partners, L.P., ARCH Venture Fund VI, L.P., Venrock Partners, L.P., Venrock Associates IV, L.P., Venrock Entrepreneurs Fund IV, L.P., 5AM Ventures LLC, 5AM Co-Investors LLC, Aravis Venture I L.P., Black Point Group, LP, Linde Gas Inc. and certain other signatories thereto, dated as of September 9, 2010†
4.4*	Second Restated Warrant to Purchase Stock held by SVB Financial Group, to be effective upon the closing of the offering
4.5	Form of Management Rights Letter†
5.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10.1
Credit Agreement among Ikaria, Inc., Ikaria Acquisition Inc., the Lenders Party Thereto, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, Fifth/Third Bank and SunTrust Bank, dated as of May 14, 2010†
10.2+
Guarantee and Collateral Agreement among Ikaria Acquisition Inc., Ikaria, Inc., the Subsidiaries of Ikaria, Inc. from time to time party thereto and Credit Suisse AG, Cayman Islands Branch, dated as of May 14, 2010†
10.3	Amended and Restated Ikaria, Inc. 2010 Long Term Incentive Plan, as amended†
10.4	Ikaria, Inc. 2007 Stock Option Plan, as amended†
10.5	Form of Notice of Stock Option Grant and Stock Option Agreement used to evidence option grants under the 2007 Stock Option Plan†
10.6	INO Therapeutics Long Term Incentive Plan, as amended†

Exhibit Number	Description of Exhibit
10.7	INO Therapeutics Long Term Incentive Plan Grant Certificate awarded to Elizabeth Larkin on January 1, 2006†
10.8	Ikaria, Inc. Amended and Restated Severance Pay Plan†
10.9	Ikaria, Inc. Equity Participation Plan†
10.10	Form of Stock Purchase Agreement used to evidence stock purchases under the Equity Participation Plan†
10.11
Lease Agreement between Premiere Development L.L.C. and INO Therapeutics, Inc., dated February 28, 2000, as amended by the First Amendment to Lease Agreement, dated as of July 12, 2000, the Second Amendment to Lease Agreement, dated as of April 6, 2001, and the Third Amendment to Lease Agreement, dated as of November 30, 2005†
10.12	Lease Agreement between Dairy Drive, LLC and INO Therapeutics LLC dated April 24, 2008†
10.13	Amended and Restated Employment Agreement between Ikaria, Inc. and Matthew Bennett, dated as of June 1, 2009†
10.14	Amended and Restated Employment Agreement between Ikaria, Inc. and James Briggs, dated as of June 1, 2009†
10.15	Amended and Restated Employment Agreement between Ikaria, Inc. and Michael Kennedy, dated as of June 1, 2009†
10.16	Amended and Restated Employment Agreement between Ikaria, Inc. and Stephen Ross, dated as of June 1, 2009†
10.17	Amended and Restated Employment Agreement between Ikaria, Inc. and Ralf Rosskamp, dated as of June 1, 2009†
10.18	Amended and Restated Employment Agreement between Ikaria, Inc. and Daniel Tassé, dated as of June 1, 2009†
10.19	Separation Agreement between Ikaria, Inc. and Elizabeth Larkin dated as of March 27, 2010†
10.20	Form of Indemnification Agreement between Ikaria, Inc. and its directors and officers
10.21+
Supply Agreement between Air Liquide Healthcare America Corporation, assignee of Scott Medical Products, Inc., and INO Therapeutics LLC, effective as of September 15, 1999, as amended by the First Amendment to Supply Agreement and Assignment, effective as of November 23, 2004, the Second Amendment to Supply Agreement, effective as of March 11, 2008, the Third Amendment to Supply Agreement, effective as of October 1, 2008 and the Fourth Amendment to Supply Agreement, effective as of October 1, 2010
10.22+	Commercial Agreement among INO Therapeutics, Ikaria, Inc. and AGA AB, dated as of March 28, 2007†
10.23	MGH Partial Assignment Agreement between AGA AB and INO Therapeutics LLC, dated as of March 28, 2007†
10.24	Transitional Services Agreement between Linde Gas Inc. and INO Therapeutics LLC, dated as of March 28, 2007†

Exhibit Number	Description of Exhibit
10.25+	Distribution Agreement between INO Therapeutics LLC and AGA S.A. (Chile), dated as of March 30, 2005, as amended by the Existing ROW Agreement Amendment among INO Therapeutics LLC, AGA S.A. (Argentina), BOC Limited, AGA S.A. (Chile), AGA FANO, FABRICA NACIONAL DE OXÍGENO S.A. and AGA S.A. (Uruguay), dated as of March 28, 2007†
10.26+
Amended and Restated License and Commercialization Agreement among Ikaria Development Subsidiary One LLC, BioLineRx Ltd. and BioLine Innovations Jerusalem L.P., dated as of August 26, 2009, as amended by the Payment Date Extension Amendment and the Amendment to the Amended and Restated License and Commercialization Agreement effective as of April 21, 2010†
10.27+	License Agreement among Ikaria Development Subsidiary Two LLC, Fibrex Medical, Inc. and Fibrex Medical Research & Development GesmbH, dated as of July 17, 2009†
10.28+
License Agreement between Fred Hutchinson Cancer Research Center and Ikaria Research, Inc., effective April 21, 2005, as amended by Amendment No. 1 to License Agreement, dated as of July 21, 2005, the Letter Amendment to License Agreement, accepted and agreed to on September 1, 2005, and Amendment No. 2 to License Agreement, dated as of February 29, 2008†
10.29+
Amended License Agreement between The General Hospital Corporation d/b/a Massachusetts General Hospital and AGA AB, effective as of December 31, 1999, as amended by the Amendment to the License Agreements, effective January 1, 2000†
10.30+	Purchase and Assignment Agreement between INO Therapeutics LLC and Datex-Ohmeda, Inc., dated as of June 27, 2008†
10.31+	Logistics Services Agreement between AGA Linde HealthCare, Institutional Division and INO Therapeutics, LLC, dated March 31, 2004†
10.32	Notice of Stock Option Grant and Stock Option Agreement between Ikaria, Inc. and Matthew Bennett, dated July 23, 2007†
10.33	Notice of Stock Option Grant and Stock Option Agreement between Ikaria, Inc. and Ralf Rosskamp, dated October 4, 2007†
10.34	Notice of Stock Option Grant and Stock Option Agreement between Ikaria, Inc. and Daniel Tassé, dated January 21, 2008†
10.35	Notice of Stock Option Grant and Stock Option Agreement between Ikaria, Inc. and Randy Thurman, dated June 8, 2009†
10.36	Notice of Stock Option Grant and Stock Option Agreement between Ikaria, Inc. and Lota Zoth, dated June 8, 2009†
10.37	Employment Agreement between Ikaria, Inc. and Douglas Greene, dated May 31, 2010†
10.38	Employment Agreement between Ikaria, Inc. and Craig Tooman, dated July 28, 2010†
10.39	Transition Agreement between Ikaria, Inc. and Ralf Rosskamp, dated July 28, 2010†
10.40	Form of Stock Option Agreement used to evidence option grants under the 2010 Long Term Incentive Plan†
10.41	Form of Restricted Stock Unit Agreement (Time Vested) used to evidence restricted stock unit grants under the 2010 Long Term Incentive Plan†
10.42	Form of Restricted Stock Unit Agreement (Performance Vested) used to evidence restricted stock unit grants under the 2010 Long Term Incentive Plan†

Exhibit Number	Description of Exhibit
10.43	Professional Services Agreement, dated as of April 19, 2010, between Ikaria, Inc. and Elizabeth Larkin, as supplemented by Work Order No. 1 to Professional Services Agreement, dated as of May 1, 2010†
10.44	Notice of Restricted Stock Unit Grant and Restricted Stock Unit Agreement between Ikaria, Inc. and Douglas Greene, M.D., dated August 20, 2010†
10.45	2010 Employee Stock Purchase Plan
10.46	Form of Deferred Stock Unit Agreement used to evidence deferred stock unit grants under the 2010 Long Term Incentive Plan
21.1	Subsidiaries of Ikaria, Inc.†
23.1	Consent of KPMG LLP
23.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
24.1	Power of Attorney†

*
To be filed by amendment.

**
The Registrant hereby agrees to furnish supplementally a copy of any omitted schedules and/or exhibits to this agreement to the Securities and Exchange Commission upon its request.

+
Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

†
Previously filed.